As filed with the Securities and Exchange Commission on April 19, 2007

Registration No. 333-140897

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

HUNTINGTON BANCSHARES INCORPORATED

(Exact Name of Registrant as Specified in its Charter)

Maryland	6021	31-0724920
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Huntington Bancshares Incorporated

Huntington Center

41 South High Street

Columbus, Ohio 43287

(614) 480-8300

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Richard A. Cheap, Esq.

General Counsel and Secretary

Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

(614) 480-8300

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

George R. Bason, Jr., Esq. John H. Butler, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Edward D. Herlihy, Esq. Lawrence S. Makow, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	W. Granger Souder, Jr., Esq. Sky Financial Group, Inc. P.O. Box 428 221 South Church Street Bowling Green, Ohio 43402 (419) 327-6300

Approximate date of commencement of the proposed sale of the securities to the public:    As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

The board of directors of Huntington Bancshares Incorporated, or Huntington, and the board of directors of Sky Financial Group, Inc., or Sky, have agreed to a strategic combination of the two companies under the terms of the Agreement and Plan of Merger, dated as of December 20, 2006 and referred to in this document as the merger agreement, by and among Huntington, Penguin Acquisition, LLC, a wholly owned subsidiary of Huntington, or Merger Sub, and Sky. At the effective time of the merger, Sky will merge with and into Merger Sub, and will be a direct, wholly owned subsidiary of Huntington.

If the merger is completed, Sky shareholders will have the right to receive 1.098 shares of Huntington common stock and a cash payment of $3.023 for each share of Sky common stock held immediately prior to the merger. Under the formula set forth in the merger agreement, an aggregate of up to approximately 136.3 million shares of Huntington common stock may be issued and approximately $375 million paid in the merger. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger. Based on the closing price of Huntington common stock (NASDAQ: HBAN) on the Nasdaq Stock Market on December 19, 2006, the last trading day before public announcement of the merger, the exchange ratio of the 1.098 shares and $3.023 in cash represented approximately $30.22 in value for each share of Sky common stock. Based on the closing price of Huntington common stock on the Nasdaq Stock Market on April 18, 2007, the latest practicable date before the date of this document, the exchange ratio represented approximately $27.70 in value for each share of Sky common stock. Huntington shareholders will continue to own their existing Huntington shares.

The merger is structured to be a “reorganization” for purposes of the Internal Revenue Code; accordingly, for U.S. federal income tax purposes, Sky, Huntington and the Sky shareholders generally will not recognize any gain or loss in the transaction, except with respect to the cash consideration received. Upon completion of the merger, we estimate that current Huntington shareholders will own approximately 65% of the combined company and former Sky shareholders will own approximately 35% of the combined company.

At the annual meeting of Huntington shareholders, which we refer to as the Huntington annual meeting, Huntington shareholders will be asked, among other things, to vote on the issuance of Huntington common stock to Sky shareholders, which is necessary to effect the merger. The stock issuance proposal requires the affirmative vote of a majority of all votes cast by the holders of common stock at a meeting at which a quorum is present.

At the special meeting of Sky shareholders, which we refer to as the Sky special meeting, Sky shareholders will be asked to vote on the approval and adoption of the merger agreement. In order to complete the merger, an affirmative vote of the holders of a majority of the outstanding shares of Sky common stock entitled to vote on such proposal at such meeting at which a quorum is present must vote to approve and adopt the merger agreement.

The Huntington board of directors unanimously recommends that the Huntington shareholders vote “FOR” the proposal to issue shares of Huntington common stock in the merger and “FOR” each of the other proposals.

The Sky board of directors unanimously recommends that the Sky shareholders vote “FOR” the proposal to approve and adopt the merger agreement.

The obligations of Huntington and Sky to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about Huntington, Sky and the merger is contained in this joint proxy statement/prospectus. Huntington and Sky encourage you to read this entire joint proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 14.

We look forward to the successful combination of Huntington and Sky.

Sincerely,	Sincerely,

Thomas E. Hoaglin Chairman, President and Chief Executive Officer Huntington Bancshares Incorporated	Marty E. Adams Chairman, President and Chief Executive Officer Sky Financial Group, Inc.

Neither the Securities and Exchange Commission, also referred to in this document as the SEC, nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined that this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense. This joint proxy statement/prospectus is dated April 19, 2007 and is first being mailed to the shareholders of Huntington and Sky on or about April 25, 2007.

Huntington Bancshares Incorporated

Huntington Center

41 South High Street

Columbus, Ohio 43287

Richard A. Cheap

General Counsel and Secretary

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

The Forty-First Annual Meeting of Shareholders of Huntington Bancshares Incorporated will be held at the King Arts Complex, 867 Mt. Vernon Avenue, Columbus, Ohio, on May 30, 2007 at 2:00 p.m., local time, for the following purposes:

•

to consider and vote upon a proposal to approve the issuance of Huntington common stock, without par value, in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of December 20, 2006, by and among Huntington, Penguin Acquisition, LLC, a Maryland limited liability company and wholly owned subsidiary of Huntington, and Sky Financial Group, Inc., a copy of which is attached as Appendix A to the joint proxy statement/prospectus accompanying this notice;

•	to elect three directors to serve as Class II Directors until the 2010 Annual Meeting of Shareholders and until the successors are elected and qualify;

•	to consider and vote upon a proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for Huntington for the year 2007;

•	to consider and vote upon a proposal to approve the 2007 Stock and Long-Term Incentive Plan;

•	to consider and vote upon a proposal to approve the First Amendment to the Management Incentive Plan;

•	to consider and vote upon a proposal to amend Huntington’s charter to increase the authorized common stock of Huntington from 500,000,000 shares to 1,000,000,000 shares;

•

to consider and vote upon a proposal to approve the adjournment of the annual meeting, including, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting for any of the foregoing proposals; and

•	to transact any other business that may properly be brought before the Huntington annual meeting or any adjournments or postponements thereof.

The Huntington board of directors has fixed the close of business on March 15, 2007 as the record date for the Huntington annual meeting. Only Huntington shareholders of record at that time are entitled to notice of, and to vote at, the Huntington annual meeting, or any adjournment or postponement of the Huntington annual meeting. No proposal is conditioned on shareholder approval of any of the other proposals. The stock issuance proposal requires the affirmative vote of a majority of all votes cast by the holders of common stock at a meeting at which a quorum is present. The election of each nominee for director requires the favorable vote of a plurality of all votes cast by the holders of common stock at a meeting at which a quorum is present. The ratification of the appointment of Deloitte & Touche LLP, approval of the 2007 Stock and Long-Term Incentive Plan and approval of the First Amendment to the Management Incentive Plan each will require the affirmative vote of a majority of all votes cast by the holders of common stock at a meeting at which a quorum is present. The approval of the amendment to Huntington’s charter requires the affirmative vote of two-thirds of all of the votes entitled to be cast on the matter.

Whether or not you plan to attend the annual meeting, please submit your proxy with voting instructions. Please vote as soon as possible by accessing the Internet site listed on the Huntington proxy card, by calling the toll-free number listed on the Huntington proxy card, or by submitting your proxy card by mail. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Huntington common stock who is present at the Huntington annual meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing or by telephone or Internet at any time before the Huntington annual meeting in the manner described in the accompanying joint proxy statement/prospectus.

The Huntington board of directors unanimously recommends that the Huntington shareholders vote “FOR” the proposal to issue shares of Huntington common stock in the merger and “FOR” each of the other proposals.

By Order of the Board of Directors

Richard A. Cheap

April 19, 2007

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD, OR SUBMIT YOUR VOTE VIA THE TELEPHONE OR INTERNET, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

221 South Church Street

Bowling Green, Ohio 43402

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Sky Financial Group, Inc:

A Special Meeting of Shareholders of Sky Financial Group, Inc. will be held at the Marriott Cleveland East, 26300 Harvard Road, Warrensville Heights, Ohio, on June 4, 2007 at 1:00 p.m., local time, for the purpose of considering and voting upon the following matters:

•

to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of December 20, 2006, by and among Huntington Bancshares Incorporated, Penguin Acquisition, LLC, a Maryland limited liability company and wholly owned subsidiary of Huntington, and Sky, a copy of which is attached as Appendix A to the joint proxy statement/prospectus accompanying this notice;

•

to consider and vote upon a proposal to approve the adjournment of the special meeting, including, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting for the foregoing proposal; and

•	to transact any other business that may properly be brought before the Sky special meeting or any adjournments or postponements thereof.

The Sky board of directors has fixed the close of business on April 18, 2007 as the record date for the Sky special meeting. Only Sky shareholders of record at that time are entitled to notice of, and to vote at, the Sky special meeting, or any adjournment or postponement of the Sky special meeting. A complete list of Sky shareholders entitled to vote at the special meeting will be made available for inspection by any Sky shareholder at the time and place of the Sky special meeting. In order to complete the merger, an affirmative vote of the holders of a majority of the outstanding shares of Sky common stock entitled to vote on such proposal at such meeting at which a quorum is present must vote to approve and adopt the merger agreement.

Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible by accessing the Internet site listed on the Sky proxy card, by calling the toll-free number listed on the Sky proxy card, or by submitting your proxy card by mail. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Sky common stock who is present at the Sky special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing or by telephone or Internet at any time before the Sky special meeting in the manner described in the accompanying joint proxy statement/prospectus.

The Sky board of directors unanimously recommends that the Sky shareholders vote “FOR” the proposal to approve and adopt the merger agreement and “FOR” the proposal to approve the adjournment of the meeting, including, if necessary, to solicit additional proxies.

By Order of the Board of Directors

W. Granger Souder, Jr.

April 19, 2007

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD, OR SUBMIT YOUR VOTE VIA THE TELEPHONE OR INTERNET, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about Huntington and Sky from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Huntington Bancshares Incorporated 41 South High Street Columbus, Ohio 43287 (614) 480-5676 Attn: Investor Relations	Sky Financial Group, Inc. P.O. Box 428 221 South Church Street Bowling Green, Ohio 43402 (419) 327-6300 Attn: Investor Relations

Investors may also consult Huntington’s or Sky’s website for more information concerning the merger described in this document. Huntington’s website is www.huntington.com. Sky’s website is www.skyfi.com. Information included on either website is not incorporated by reference into this document.

If you would like to request any documents, please do so by May 22, 2007 in order to receive them before the Huntington annual meeting and by May 25, 2007 in order to receive them before the Sky special meeting.

For more information, see “Where You Can Find More Information” beginning on page 172.

You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated April 19, 2007. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither our mailing of this document to Huntington shareholders or Sky shareholders nor the issuance by Huntington of common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding Huntington has been provided by Huntington and information contained in this document regarding Sky has been provided by Sky.

i

APPENDICES

APPENDIX A
Agreement and Plan of Merger, dated as of December 20, 2006, by and among Huntington Bancshares Incorporated, Penguin Acquisition, LLC and Sky Financial Group, Inc.	A-1

APPENDIX B
Opinion of Lehman Brothers Inc.	B-1

APPENDIX C
Opinion of Bear, Stearns & Co. Inc.	C-1

APPENDIX D
Opinion of Sandler O’Neill & Partners, L.P.	D-1

APPENDIX E
Amendment to the Huntington Bylaws	E-1

APPENDIX F
Section 1701.85 of the Ohio General Corporation Law	F-1

APPENDIX G
The 2007 Stock and Long-Term Incentive Plan	G-1

APPENDIX H
First Amendment to the Management Incentive Plan	H-1

APPENDIX I
Amendment to the Huntington Charter	I-1

QUESTIONS AND ANSWERS

The following are some questions that you, as a shareholder of Huntington or Sky, may have regarding the merger and the other matters being considered at the shareholders’ meetings and the answers to those questions. Huntington and Sky urge you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the shareholders’ meetings. Additional important information is also contained in the appendices to, and the documents incorporated by reference into, this document.

Q:	Why am I receiving this document?

A:	Huntington and Sky have agreed to the combination of Sky with Huntington under the terms of a merger agreement that is described in this document. A copy of the merger agreement is attached to this document as Appendix A.

In order to complete the merger, Huntington shareholders and Sky shareholders must vote to approve these respective proposals:

•

Huntington shareholders must approve the issuance of shares of Huntington common stock in connection with the merger. Pursuant to the Marketplace Rules of the Nasdaq Stock Market, shareholder approval is required where the issuance may exceed 20% of the outstanding shares of Huntington common stock prior to the merger.

•	Sky shareholders must approve and adopt the merger agreement.

Huntington and Sky will hold separate shareholders’ meetings to obtain these approvals. Huntington shareholders will consider other proposals in addition to the merger-related proposals as more fully described below under “Other Matters To Be Considered at Huntington’s Annual Meeting.”

This document contains important information about the merger and the meetings of the respective shareholders of Huntington and Sky, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending your respective shareholders’ meeting.

Your vote is important. We encourage you to vote as soon as possible.

Q:	When and where will the shareholders’ meetings be held?

A:	The Huntington annual meeting will be held at the King Arts Complex, 867 Mt. Vernon Avenue, Columbus, Ohio, on May 30, 2007 at 2:00 p.m., local time.

The Sky special meeting will be held at the Marriott Cleveland East, 26300 Harvard Road, Warrensville Heights, Ohio, on June 4, 2007 at 1:00 p.m., local time.

Q:	How do I vote?

A:	If you are a shareholder of record of Huntington as of the record date for the Huntington annual meeting or a shareholder of record of Sky as of the record date for the Sky special meeting, you may vote in person by attending your shareholders’ meeting or, to ensure your shares are represented at the meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold Huntington shares or Sky shares in the name of a bank or broker, please see the discussion below.

If you hold Huntington shares in the Huntington Investment and Tax Savings Plan, you may instruct the trustee on how to vote your shares by following the procedures specified on the voting instructions card.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you are a Huntington shareholder and fail to vote or vote to abstain it will have no effect on the proposal to approve the issuance of shares of Huntington common stock in the merger, assuming a quorum is present.

If you are a Sky shareholder and fail to vote or vote to abstain it will have the same effect as a vote against the proposal to approve and adopt the merger agreement.

Q:	If my shares are held in street name by my broker, will my broker vote my shares for me?

A:	If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank or broker. Please note that you may not vote shares held in street name by returning a proxy card directly to Huntington or Sky or by voting in person at your shareholders’ meeting unless you provide a “legal proxy,” which you must obtain from your bank or broker. Further, brokers who hold shares of Huntington or Sky common stock on behalf of their customers may not give a proxy to Huntington or Sky to vote those shares on the merger-related proposals or the proposals for Huntington relating to the 2007 Stock and Long-Term Incentive Plan without specific instructions from their customers.

If you are a Huntington shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on the proposal to approve the issuance of shares of Huntington common stock in the merger, which will have no effect on the vote on this proposal, assuming a quorum is present.

If you are a Sky shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares, which will have the same effect as a vote against the proposal to approve and adopt the merger agreement.

Q:	What will happen if you return your proxy card without indicating how to vote?

A:	If you return your signed proxy card without indicating how to vote on any particular proposal, the Huntington or Sky common stock represented by your proxy will be voted in accordance with management’s recommendation on that proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your respective shareholders’ meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy by proxy card, Internet or telephone, with a later date; or

•

if you are a holder of record, you can attend your shareholders’ meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new signed proxy to the Secretary of Huntington or Sky, as appropriate, no later than the beginning of the applicable shareholders’ meeting. If your shares are held in street name by your bank or broker, you should contact your broker to change your vote.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this document, including its appendices.

v

In order for your shares to be represented at your shareholders’ meeting:

•	you can attend your shareholders’ meeting in person;

•	you can vote through the Internet or by telephone by following the instructions included on your proxy card; or

•	you can indicate on the enclosed proxy card how you would like to vote and return the signed proxy card in the accompanying pre-addressed postage paid envelope.

Q:	If I hold shares of Sky common stock through my Sky retirement plans, will I be allowed to vote these shares on the merger?

A:	Yes. If you participate in the Sky Financial Group, Inc. Profit Sharing, 401(k) and ESOP Plan (As Amended and Restated Effective January 1, 2004), as amended, you may vote the number of shares equivalent to your interest in the Sky Stock Financial Fund as credited to your account on the record date. You may vote by giving instructions to Sky Trust, National Association, the trustee, via the proxy card being mailed with these materials to plan participants, by telephone or via the Internet. The trustee will vote your shares in accordance with your duly executed instructions, if you meet the deadline for submitting your vote. If you do not properly or timely submit your instructions to vote the shares allocated to your retirement plan account, the trustee may vote those undirected shares in the same proportion as those shares for which participant’s instructions were received. The trustee will vote any shares of Sky common stock held in the retirement plan but not allocated to individual participants’ accounts in proportion to the voting instructions given by the retirement plan participants for those shares allocated to such participants’ accounts.

Q:	If I am a Sky shareholder, do I have dissenter’s rights or appraisal rights?

A:	Yes, if you are a Sky shareholder, you are entitled to appraisal rights if and when the merger is completed. To exercise appraisal rights, you must not vote in favor of the transaction and you must also deliver a written demand for payment of the fair cash value of your shares of Sky common stock not later than ten days after the Sky special meeting.

A Sky shareholder’s right to receive the fair cash value of his Sky common stock is contingent upon his strict compliance with the procedures set forth in 1701.85 of the Ohio General Corporation Law, a copy of which is attached to this document as Appendix F. Sky shareholders should carefully read the detailed discussion of appraisal rights of holders of shares of Sky common stock under “The Merger—Appraisal Rights of Dissenting Shareholders” beginning on page 56, as well as the full text of the requirements for exercising appraisal rights under Ohio law set for in Appendix F.

If a Sky shareholder wishes to submit a written demand for payment of the fair cash value of his shares of Sky common stock, he must deliver his demand no later than June 14, 2007 to W. Granger Souder, Jr., Executive Vice President, General Counsel and Secretary of Sky, P.O. Box 428, 221 South Church Street, Bowling Green, Ohio 43402.

Huntington shareholders will not have dissenter’s rights or appraisal rights in connection with the merger.

Q:	Should I send in my Sky stock certificates now?

A:	No. Sky shareholders should not send in any stock certificates now. After the merger is completed, Huntington’s exchange agent will send former Sky shareholders a letter of transmittal explaining what they must do to exchange their Sky stock certificates for the merger consideration payable to them. Unless Sky shareholders specifically request to receive Huntington stock certificates, the shares of Huntington stock they receive in the merger will be issued in book-entry form.

If you are a Huntington shareholder, you are not required to take any action with respect to your Huntington stock certificates.

Q:	Who can help answer my questions?

A:	Huntington or Sky shareholders who have questions about the merger or the other matters to be voted on at the shareholders’ meetings or desire additional copies of this document or additional proxy cards should contact:

if you are a Huntington shareholder:	if you are a Sky shareholder:

Morrow & Co., Inc. 470 West Avenue Stamford, CT 06902 Telephone (toll-free): (800) 807-8896 Telephone (banks/brokers): (203) 658-9400	Georgeson Inc. 17 State Street, 10th Floor New York, NY 10004 Telephone (toll-free): (866) 835-0722 Telephone (banks/brokers): (212) 440-9800

SUMMARY

This summary highlights material information from this document. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 172. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

The Merger and the Merger Agreement

The Merger (See page 24)

A copy of the merger agreement is attached as Appendix A to this document. Huntington and Sky encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Form of Merger (See page 24)

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Sky will be merged with and into Penguin Acquisition, LLC, a direct, wholly owned subsidiary of Huntington formed for the purposes of the merger. Huntington’s subsidiary will survive the merger as a direct, wholly owned subsidiary of Huntington.

Consideration to be Received in the Merger; Treatment of Stock Options (See page 54)

Sky shareholders will receive 1.098 shares of Huntington common stock and $3.023 in cash, without interest, for each share of Sky common stock they hold. The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of Sky or Huntington. Because of this, the implied value of the consideration to Sky shareholders will fluctuate between now and the completion of the merger. Based on the closing price of Huntington common stock on the Nasdaq Stock Market on December 19, 2006, the last trading day before public announcement of the merger, the exchange ratio of the 1.098 shares and $3.023 in cash represented approximately $30.22 in value for each share of Sky common stock. Based on the closing price of Huntington common stock on the Nasdaq Stock Market on April 18, 2007, the latest practicable date before the date of this document, the exchange ratio represented approximately $27.70 in value for each share of Sky common stock. Huntington shareholders will continue to own their existing Huntington shares.

At the effective time of the merger, (i) each outstanding option to acquire Sky common stock will immediately vest and become exercisable and will be converted into an option to purchase a number of shares of Huntington common stock equal to the number of shares of Sky common stock underlying such option immediately prior to the merger multiplied by the exchange ratio, with an exercise price that equals the exercise price of such option immediately prior to the merger divided by the exchange ratio; (ii) each restricted share of Sky common stock will immediately vest and be converted into the right to receive the merger consideration, subject to applicable withholding tax; and (iii) each stock unit denominated in shares of Sky common stock (which are held in certain of Sky’s nonqualified deferred compensation plans) will immediately vest and be converted into the right to receive a number of shares of Huntington common stock equal to the number of shares of Sky common stock underlying such unit immediately prior to the merger multiplied by the exchange ratio. The exchange ratio for purposes of the stock options and stock units is the sum of (x) 1.098 and (y) the quotient of 3.023 divided by the average closing sale price of Huntington common stock over the five trading days immediately preceding the merger.

Material U.S. Federal Income Tax Consequences of the Merger (See page 64)

Huntington and Sky have structured the merger to qualify as a “reorganization” for United States federal income tax purposes, and it is a condition to their respective obligations to complete the merger that each of

Huntington and Sky receive a legal opinion to that effect. Accordingly, the merger will generally be tax-free to you, except to the extent of the cash you receive in the merger. The amount of gain that you recognize in the merger will generally be limited to the lesser of the amount of gain that you realize and the amount of cash that you receive in the merger (except for any cash you receive instead of fractional shares). The amount of gain that you realize is generally equal to the excess, if any, of the sum of the cash and the fair market value of the Huntington common stock that you receive over your tax basis in the Sky common stock you surrender in the merger. Huntington and Sky will generally not recognize gain or loss as a result of the merger.

The federal income tax consequences described above may not apply to all holders of Sky common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Recommendations of the Boards of Directors

Huntington

The Huntington board of directors believes that the merger is in the best interests of Huntington and its shareholders and has unanimously approved and adopted the merger agreement and the transactions it contemplates. For the factors considered by the Huntington board of directors in reaching its decision to approve the merger agreement and the transactions it contemplates, see “The Merger—Huntington’s Reasons for the Merger; Recommendation of the Huntington Board of Directors.” The Huntington board of directors unanimously recommends that the Huntington shareholders vote “FOR” the proposal to issue shares of Huntington common stock in the merger and “FOR” each of the other proposals.

Sky

The Sky board of directors believes that the merger is in the best interests of Sky and its shareholders and has unanimously approved and adopted the merger agreement and the transactions it contemplates. For the factors considered by the Sky board of directors in reaching its decision to approve the merger agreement and the transactions it contemplates, see “The Merger—Sky’s Reasons for the Merger; Recommendation of the Sky Board of Directors.” The Sky board of directors unanimously recommends that the Sky shareholders vote “FOR” the proposal to approve and adopt the merger agreement.

Opinions of Financial Advisors

Huntington (See page 33)

In deciding to approve the merger, the Huntington board of directors considered the respective opinions of its financial advisors, Lehman Brothers Inc., which we refer to as Lehman Brothers, and Bear, Stearns & Co. Inc., which we refer to as Bear Stearns, provided to the Huntington board of directors on December 20, 2006, that as of the date of the opinions, and based on and subject to the qualifications, assumptions and limitations set forth therein, the merger consideration to be paid by Huntington was fair from a financial point of view to Huntington. The full text of the written opinions of Lehman Brothers and Bear Stearns are attached to this document as Appendix B and Appendix C, respectively. Huntington shareholders should read the opinions completely and carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Lehman Brothers and Bear Stearns. Pursuant to engagement letters with each of Lehman Brothers and Bear Stearns, Huntington agreed to pay each of Lehman Brothers and Bear Stearns a transaction fee in connection with the merger, the principal portion of which is payable upon completion of the merger. The Lehman Brothers and Bear Stearns opinions are not recommendations as to how any shareholder of Huntington should vote with respect to the merger or any other matter.

Sky (See page 45)

In deciding to approve the merger, the Sky board of directors considered the opinion of its financial advisor, Sandler O’Neill & Partners, L.P., provided to the Sky board of directors on December 19, 2006, that as of the date of the opinion, and based on and subject to the considerations in its opinion, the merger consideration was fair from a financial point of view to holders of Sky common stock. A copy of the opinion is attached to this document as Appendix D. Sky shareholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill in providing its opinion. Pursuant to an engagement letter with Sandler O’Neill, Sky agreed to pay Sandler O’Neill a transaction fee in connection with the merger, the principal portion of such fee is payable upon completion of the merger. The Sandler O’Neill opinion is not a recommendation as to how any shareholder of Sky should vote with respect to the merger or any other matter.

Interests of Certain Persons in the Merger (See page 58)

Some of the members of Huntington’s and Sky’s management and certain members of their boards have economic interests in the merger that are different from, or in addition to, the interests of Huntington and Sky shareholders generally. These interests include the right of certain of Sky’s executive officers to receive severance payments and benefits under the terms of existing severance agreements and the acceleration of vesting of Sky stock options and other equity-based awards as a result of the merger. As more fully described under “The Merger—Interests of Certain Persons in the Merger,” in connection with the merger, it was agreed that Messrs. Adams, Thompson, Souder and Koch would receive the severance payments under their employment agreements upon completion of the merger with an aggregate value of approximately $12.4 million (with respect to Mr. Adams, approximately $4.37 million is payable pursuant to a restricted stock grant). If Mr. Starr’s employment is terminated under certain circumstances following the merger, he will be entitled to a severance payment of approximately $1.03 million. The aggregate number of stock options to acquire Sky common stock held by Sky’s 14 executive officers that will vest as a result of the merger is 207,225 shares. These options will be converted into options to acquire Huntington common stock, adjusted for the exchange ratio as described on page 1 above. The aggregate value of the acceleration of these options, calculated as the difference between the merger consideration and the exercise price of the 207,225 options being accelerated is approximately $420,934.80, assuming a stock price of $22.47 per share of Huntington common stock. In addition, in connection with the merger, new employment agreements were entered into between Huntington and each of Mr. Thomas Hoaglin and Mr. Marty Adams that will become effective upon the completion of the merger. Pursuant to his new employment agreement, Mr. Adams will be entitled to receive an amount in a value of approximately $8,371,311, as more fully described on page 59.

The Huntington and Sky boards of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Board of Directors and Management of Huntington Following Completion of the Merger (See page 54)

After the merger, the board of directors of Huntington will consist of fifteen members comprised of (i) Mr. Hoaglin, the current chairman and chief executive officer of Huntington, plus nine current non-employee directors of Huntington designated by Huntington, and (ii) Mr. Adams, the current chairman and chief executive officer of Sky, plus four current non-employee directors of Sky designated by Sky. Mr. Hoaglin will continue to serve as Huntington’s chief executive officer and the chairman of the Board of Directors, and Mr. Adams will become Huntington’s president and chief operating officer. Mr. Adams will be the successor to Mr. Hoaglin as chief executive officer of Huntington on December 31, 2009 or such earlier date as of which Mr. Hoaglin ceases for any reason to serve as chief executive officer of Huntington. The above provisions will be contained in a bylaw provision that until December 31, 2009 can only be amended by an affirmative vote of at least 75% of the directors that constitute the entire Board of Directors of Huntington. A copy of the bylaw amendment is attached to this document as Appendix E. In addition, pursuant to the employment agreement entered into between Huntington and Mr. Hoaglin mentioned above, Mr. Hoaglin is entitled to serve as Huntington’s chairman from the date he ceases to be chief executive officer until Huntington’s annual shareholders meeting in 2011.

Commitments to Sky’s Communities (See page 73)

Huntington has agreed to use its reasonable best efforts in light of business and market conditions to maintain employment for at least 100 employees in Bowling Green, Ohio and 100 employees in Salineville, Ohio. In addition, Huntington has agreed to contribute $5 million over 5 years to the Sky Foundation, which will be used to maintain Sky’s charitable commitments to the communities in Sky’s market areas at substantially the same levels as maintained prior to the merger.

Regulatory Approvals Required for the Merger (See page 61)

We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve Board and various other federal and state regulatory authorities. Huntington and Sky have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.

Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (See page 73)

Currently, we expect to complete the merger early in the third quarter of 2007. However, as more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, obtaining the required approvals from the holders of Huntington common stock and Sky common stock, the absence of any legal prohibition on consummation of the merger, obtaining required governmental and regulatory approvals (such as approval by the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency), approval of Huntington’s common stock to be issued in the merger for listing on the Nasdaq Stock Market, the accuracy of the representations and warranties of the parties to the merger agreement (subject to the materiality standards set forth in the merger agreement), material performance of all the covenants of the parties to the merger agreement, and the delivery of customary legal opinions as to the U.S. federal income tax treatment of the merger. In addition, Huntington’s obligation to close is subject to the condition that none of the required governmental or regulatory approvals results in the imposition of conditions that would reasonably be expected to have a material adverse effect on Huntington and Sky taken as a whole after the merger.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived.

Termination of the Merger Agreement (See page 74)

We may agree to terminate the merger agreement before completing the merger, even after shareholder approval, as long as the termination is approved by each of our boards of directors.

In addition, the merger agreement can be terminated by either party in the following circumstances:

•	if any of the required regulatory approvals are denied (and the denial is final and nonappealable);

•	if the merger has not been completed on or before December 31, 2007, unless the failure to complete the merger by that date is due to the actions of the party seeking to terminate the agreement;

•

if there is a breach by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 45 days of notice of the breach;

•	if either requisite shareholder vote is not obtained;

•

if the other party fails to recommend the approval of the relevant proposal to its shareholders, modifies its recommendation in a manner adverse to the other party or recommends an alternative transaction; or

•	if the other party fails to substantially comply with its obligations relating to soliciting its shareholder vote or relating to not soliciting alternative transactions.

Expenses and Termination Fees (See pages 73 and 74)

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this document. Upon termination of the merger agreement under specified circumstances, Huntington or Sky may be required to pay the other party a termination fee of $125 million. See “The Merger Agreement—Termination Fee” beginning on page 74 for a complete discussion of the circumstances under which termination fees will be required to be paid.

The Rights of Sky Shareholders Will Be Governed by Maryland Law and by the Huntington Governing Documents after the Merger (See page 87)

The rights of Sky shareholders will change as a result of the merger due to differences in Huntington’s and Sky’s governing documents and due to the fact that the companies are incorporated in different states (Sky in Ohio and Huntington in Maryland). This document contains descriptions of shareholder rights under each of the Huntington and Sky governing documents and applicable state law, and describes the material differences between them.

Dissenter’s Rights (See page 56)

If a Sky shareholder does not vote in favor of the transaction and delivers a written demand for payment of the fair cash value of his shares of Sky common stock not later than ten days after the Sky special meeting, he will be entitled, if and when the merger is completed, to receive the fair cash value of his shares of Sky common stock. The shareholder’s right to receive the fair cash value of his Sky common stock, however, is contingent upon his strict compliance with the procedures set forth in 1701.85 of the Ohio General Corporation Law, a copy of which is attached to this document as Appendix F. If a Sky shareholder wishes to submit a written demand for payment of the fair cash value of his shares of Sky common stock, he must deliver his demand no later than June 14, 2007 to W. Granger Souder, Jr., Executive Vice President, General Counsel and Secretary of Sky, P.O. Box 428, 221 South Church Street, Bowling Green, Ohio 43402.

Comparative Market Prices and Share Information (See page 55)

Huntington common stock is quoted on the Nasdaq Stock Market under the symbol “HBAN.” Sky common stock is quoted on the Nasdaq Stock Market under the symbol “SKYF.” The following table shows the closing sale prices of Huntington common stock and Sky common stock as reported on the Nasdaq Stock Market on December 19, 2006, the last trading day before we announced the merger, and on April 18, 2007, the last practicable trading day before the distribution of this document. This table also shows the implied value of the merger consideration proposed for each share of Sky common stock, which we calculated by multiplying the closing price of Huntington common stock on those dates by 1.098 and then adding $3.023 in cash, the exchange ratio.

	Huntington Common Stock	Sky Common Stock	Implied Value of One Share of Sky Common Stock
At December 19, 2006	$24.77	$24.17	$30.22
At April 18, 2007	$22.47	$27.49	$27.70

The market price of Huntington common stock and Sky common stock will fluctuate prior to the merger. You should obtain current market quotations for the shares.

Comparative Market Prices and Dividends (See page 77)

Huntington common stock and Sky common stock are listed on the Nasdaq Stock Market. The following table sets forth the high and low closing prices of shares of Huntington common stock and Sky common stock as reported on the Nasdaq Stock Market, and the quarterly cash dividends declared per share for the periods indicated.

	Huntington Common Stock			Sky Common Stock
	High	Low	Dividend	High	Low	Dividend
2005
First Quarter	$24.65	$22.30	$.20	$28.70	$25.89	$.22
Second Quarter	24.68	22.72	.215	29.00	25.83	.22
Third Quarter	25.40	22.47	.215	29.14	27.57	.22
Fourth Quarter	24.50	21.19	.215	29.81	26.44	.23
2006
First Quarter	24.64	22.71	.25	28.48	25.44	.23
Second Quarter	24.27	23.25	.25	26.67	23.31	.23
Third Quarter	24.73	23.13	.25	25.00	23.80	.23
Fourth Quarter	24.91	22.96	.25	28.54	24.17	.25
2007
First Quarter	24.05	21.85	.265	29.07	26.75	.25
Second Quarter (through April 18, 2007)	22.47	21.42	—	27.49	26.25	—

Sky shareholders are advised to obtain current market quotations for Huntington common stock and Sky common stock. The market price of Huntington common stock and Sky common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of Huntington common stock before or after the effective date of the merger.

The Shareholder Meetings

The Huntington Annual Meeting (See page 17)

The Huntington annual meeting will be held at the King Arts Complex, 867 Mt. Vernon Avenue, Columbus, Ohio, on May 30, 2007 at 2:00 p.m., local time. At the Huntington annual meeting, shareholders will be asked to:

•

consider and vote upon a proposal to approve the issuance of Huntington common stock, without par value, in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of December 20, 2006, by and among Huntington, Penguin Acquisition, LLC, a Maryland limited liability company and wholly owned subsidiary of Huntington, and Sky;

•	elect three directors to serve as Class II Directors until the 2010 Annual Meeting of Shareholders and until the successors are elected and qualify;

•	consider and vote upon a proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for Huntington Bancshares Incorporated for the year 2007;

•	consider and vote upon a proposal to approve the 2007 Stock and Long-Term Incentive Plan;

•	consider and vote upon a proposal to approve the First Amendment to the Management Incentive Plan;

•	consider and vote upon a proposal to amend Huntington’s charter to increase the authorized common stock of Huntington from 500,000,000 to 1,000,000,000 shares;

•

consider and vote upon a proposal to approve the adjournment of the annual meeting, including, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting for any of the foregoing proposals; and

•	transact any other business that may properly be brought before the Huntington annual meeting or any adjournments or postponements thereof.

Only holders of record at the close of business on March 15, 2007 will be entitled to vote at the Huntington annual meeting. Each share of Huntington common stock is entitled to one vote for each matter presented at the meeting. As of the record date of March 15, 2007, there were 235,687,651 shares of Huntington common stock entitled to vote at the Huntington annual meeting.

The stock issuance proposal requires the affirmative vote of a majority of all votes cast by the holders of common stock at a meeting at which a quorum is present. Because approval is based on the affirmative vote of a majority of shares cast, a Huntington shareholder’s failure to vote, a broker non-vote or an abstention will have no effect on the proposal, assuming a quorum is present.

The proposals to elect directors, to ratify the appointment of Deloitte & Touche LLP as Huntington’s independent registered accounting firm for 2007, to approve the 2007 Stock and Long-Term Incentive Plan, to approve the First Amendment to the Management Incentive Plan and to approve the amendment to Huntington’s charter are described in detail under “Other Matters To Be Considered at Huntington’s Annual Meeting” on page 103. No proposal is conditioned upon shareholder approval of any other proposal at the Huntington annual meeting.

As of the Huntington record date, directors and executive officers of Huntington and their affiliates had the right to vote 4,194,635 shares of Huntington common stock, or approximately 1.78% of the outstanding Huntington common stock entitled to be voted at the Huntington annual meeting.

The Sky Special Meeting (See page 21)

The Sky Special meeting will be held at the Marriott Cleveland East, 26300 Harvard Road, Warrensville Heights, Ohio, on June 4, 2007 at 1:00 p.m., local time. At the Sky special meeting, shareholders will be asked to:

•

approve and adopt the Agreement and Plan of Merger, dated as of December 20, 2006, by and among Huntington, Penguin Acquisition, LLC, a Maryland limited liability company and wholly owned subsidiary of Huntington, and Sky;

•

vote upon an adjournment of the special meeting, including if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting for the foregoing proposal; and

•	transact any other business that may properly be brought before the Sky special meeting or any adjournments or postponements thereof.

Only holders of record at the close of business on April 18, 2007 will be entitled to vote at the Sky special meeting. Each share of Sky common stock is entitled to one vote on each matter presented at the meeting. As of the record date of April 18, 2007, there were 117,878,914 shares of Sky common stock entitled to vote at the Sky special meeting.

In order to complete the merger, an affirmative vote of the holders of a majority of the outstanding shares of Sky common stock entitled to vote on such proposal at such meeting at which a quorum is present must vote to approve and adopt the merger agreement. Because approval is based on the affirmative vote of a majority of shares outstanding, a Sky shareholder’s failure to vote, a broker non-vote or an abstention will have the same effect as a vote against the merger.

As of the Sky record date, directors and executive officers of Sky and their affiliates had the right to vote 3,226,250 shares of Sky common stock, or approximately 2.74% of the outstanding Sky common stock entitled to be voted at the Sky special meeting.

The Companies

Huntington (See page 76)

Huntington Bancshares Incorporated

Huntington Center

41 South High Street

Columbus, Ohio 43287

(614) 480-8300

Huntington Bancshares Incorporated is a $35.3 billion multi-state diversified financial holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through our subsidiaries, we provide full-service commercial and consumer banking services, mortgage banking services, automobile financing, equipment leasing, investment management, trust services, brokerage services, private mortgage insurance, reinsuring credit life and disability insurance, and other insurance and financial products and services. Our banking offices are located in Ohio, Michigan, West Virginia, Indiana, and Kentucky. Certain activities are also conducted in Arizona, Florida, Georgia, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, and Vermont. We have a foreign office in the Cayman Islands and another in Hong Kong. The Huntington National Bank, organized in 1866, is our only bank subsidiary. The company is located on the web at www.huntington.com.

Sky (See page 76)

Sky Financial Group, Inc.

P.O. Box 428

221 South Church Street

Bowling Green, Ohio 43402

(419) 327-6300

Sky Financial Group, Inc. is a $17.7 billion diversified financial holding company. Sky’s asset size places it among the 40 largest publicly-held bank holding companies in the nation. Committed to providing clients with personal attention and professional advice from over 330 financial centers and over 400 ATMs, Sky serves communities in Ohio, Pennsylvania, Indiana, Michigan and West Virginia. Sky’s financial service affiliates include: Sky Bank, commercial and retail banking; Sky Trust, asset management services; and Sky Insurance, retail and commercial insurance agency services. The company is located on the web at www.skyfi.com.

Penguin Acquisition, LLC (See page 76)

Penguin Acquisition, LLC

Huntington Center

41 South High Street

Columbus, Ohio 43287

(614) 480-8300

Penguin Acquisition, LLC is a newly formed Maryland limited liability company and a wholly owned subsidiary of Huntington. Penguin Acquisition, LLC is formed solely for the purpose of effecting the proposed merger with Sky and has not carried on any activities other than in connection with the proposed merger.

SELECTED HISTORICAL FINANCIAL DATA OF HUNTINGTON

Set forth below are highlights from Huntington’s consolidated financial information as of and for the five-year period ended December 31, 2006, which is derived from the audited consolidated financial statements. The selected historical financial data is only a summary, and you should read this information in conjunction with Huntington’s audited consolidated financial statements and related notes included in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2006, which has been filed with the SEC and is incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 172.

Huntington’s historical financial data may not be indicative of the results of operations or financial position to be expected in the future.

(dollars in thousands, except per share amounts)	2006	2005	2004	2003	2002
Statements of Income:
Interest income	$2,070,519	$1,641,765	$1,347,315	$1,305,756	$1,293,195
Interest expense	1,051,342	679,354	435,941	456,770	543,621

Net interest income	1,019,177	962,411	911,374	848,986	749,574
Provision for loan and lease losses	65,191	81,299	55,062	163,993	194,426

Net interest income after provision for loan and lease losses	953,986	881,112	856,312	684,993	555,148
Non-interest income	561,069	632,282	818,598	1,069,153	1,341,704
Non-interest expense	1,000,994	969,820	1,122,244	1,230,159	1,374,147

Income before taxes	514,061	543,574	552,666	523,987	522,705
Provision for income taxes	52,840	131,483	153,741	138,294	198,974

Income before cumulative effect of change in accounting principle	461,221	412,091	398,925	385,693	323,731
Cumulative effect of change in accounting principle, net of tax	—	—	—	(13,330)	—

Net income	$461,221	$412,091	$398,925	$372,363	$323,731

Per Common Share:
Income before cumulative effect of change in accounting principle
Basic	$1.95	$1.79	$1.74	$1.68	$1.34
Diluted	1.92	1.77	1.71	1.67	1.33
Net income
Basic	1.95	1.79	1.74	1.62	1.34
Diluted	1.92	1.77	1.71	1.61	1.33
Weighted average shares outstanding
Basic	236,699,000	230,142,000	229,913,000	229,401,000	242,279,000
Diluted	239,920,000	233,475,000	233,856,000	231,582,000	244,012,000
Book value	$12.80	$11.41	$10.96	$9.93	$9.40
Dividends declared	1.00	0.845	0.75	0.67	0.64

Financial Ratios:
Return on average assets	1.31%	1.26%	1.27%	1.29%	1.24%
Return on average shareholders’ equity	15.7	16.0	16.8	17.0	14.5
Net interest margin	3.29	3.33	3.33	3.49	3.62
Efficiency ratio	59.4	60.0	65.0	63.9	65.6
Effective tax rate	10.3	24.2	27.8	26.4	38.1
Net charge-offs to average loans	0.32	0.33	0.35	0.81	1.13
Allowance for loan and lease losses as a percentage of total loans and leases	1.04	1.10	1.15	1.42	1.62
Tier 1 risk-based capital	8.93	9.13	9.08	8.53	8.34
Total risk-based capital	12.79	12.42	12.48	11.95	11.25
Tangible equity to tangible assets	6.87	7.19	7.18	6.79	7.22

Balance Sheet Information:
Average loans and leases	$25,943,554	$24,309,768	$22,126,894	$20,028,779	$17,417,455
Average earning assets	31,451,041	29,307,603	27,697,075	24,592,170	20,846,090
Average total assets	35,111,236	32,639,011	31,432,746	28,990,899	26,063,281
Average total deposits	24,183,624	22,011,445	19,494,418	18,158,056	17,184,661
Average shareholders’ equity	2,945,597	2,582,721	2,374,137	2,196,348	2,238,761
Period-end loans and leases	26,153,425	24,472,166	23,560,277	21,075,118	18,587,403
Period-end allowance for loan losses	272,068	268,347	271,211	299,732	300,503
Period-end assets	35,329,019	32,764,805	32,565,497	30,519,326	27,539,753
Period-end shareholders’ equity	3,014,326	2,557,501	2,537,638	2,275,002	2,189,793

SELECTED HISTORICAL FINANCIAL DATA OF SKY

Set forth below are highlights from Sky’s consolidated financial information as of and for the five-year period ended December 31, 2006, which is derived from the audited consolidated financial statements. The selected historical financial data is only a summary, and you should read this information in conjunction with Sky’s audited consolidated financial statements and related notes included in Sky’s Annual Report on Form 10-K for the year ended December 31, 2006, which has been filed with the SEC and is incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 172.

Sky’s historical financial data may not be indicative of the results of operations or financial position to be expected in the future.

(dollars in thousands, except per share amounts)	2006	2005	2004	2003	2002
Statements of Income:
Interest income	$1,013,491	$830,224	$661,943	$594,063	$576,397
Interest expense	471,945	315,572	210,632	202,820	235,162

Net interest income	541,546	514,652	451,311	391,243	341,235
Provision for loan and lease losses	36,854	52,249	37,660	34,125	37,659

Net interest income after provision for loan and lease losses	504,692	426,403	413,651	357,118	303,576
Non-interest income	218,870	211,382	203,417	178,898	147,984
Non-interest expense	438,555	400,047	356,524	307,186	253,700

Income before taxes	285,007	273,738	260,544	228,830	197,860
Provision for income taxes	94,669	91,547	85,344	76,150	65,712

Income from continuing operations	190,338	182,191	175,200	152,680	132,148
Income (loss) from discontinued operations, net of tax	—	372	19,155	3,937	(4,341)

Net income	$190,338	$182,563	$194,355	$156,617	$127,807

Per Common Share:
Income from continuing operations
Basic	$1.73	$1.71	$1.76	$1.70	$1.58
Diluted	1.72	1.69	1.74	1.69	1.57
Net income
Basic	1.73	1.71	1.95	1.75	1.53
Diluted	1.72	1.69	1.93	1.73	1.52
Weighted average shares outstanding
Basic	110,107,000	106,796,000	99,461,000	89,630,000	83,439,000
Diluted	110,954,000	107,973,000	100,568,000	90,404,000	84,096,000
Book value	$16.08	$14.35	$13.77	$10.80	$9.54
Dividends declared	0.94	0.89	0.85	0.81	0.77

Financial Ratios:
Return on average assets	1.18%	1.21%	1.43%	1.29%	1.29%
Return on average shareholders’ equity	11.6	12.3	15.8	17.2	17.7
Net interest margin	3.69	3.73	3.69	3.70	3.90
Efficiency ratio (1)	53.9	53.1	53.7	52.5	51.6
Effective tax rate	33.2	33.4	32.7	33.3	33.2
Net charge-offs to average loans	0.34	0.57	0.37	0.40	0.47
Allowance for loan and lease losses as a percentage of total loans and leases	1.35	1.30	1.43	1.45	1.45
Tier 1 risk-based capital	9.98	9.32	9.27	9.00	8.39
Total risk-based capital	12.07	11.53	11.73	11.83	11.02
Tangible equity to tangible assets	6.38	6.39	6.42	5.99	6.24

Balance Sheet Information:
Average loans and leases	$11,523,336	$10,766,796	$9,462,682	$8,103,732	$6,532,756
Average earning assets	14,770,157	13,876,315	12,327,954	10,653,006	8,835,842
Average assets	16,192,790	15,145,698	13,571,916	12,166,747	9,915,710
Average total deposits	11,493,468	10,626,218	9,504,848	8,400,743	7,016,506
Average shareholders’ equity	1,646,132	1,487,624	1,229,933	908,756	723,242
Period-end loans and leases	12,826,817	11,149,222	10,616,118	8,644,645	7,347,988
Period-end allowance for loan losses	172,990	144,461	151,389	124,943	106,675
Period-end assets	17,726,094	15,683,291	14,944,423	12,946,978	11,050,120
Period-end shareholders’ equity	1,880,648	1,553,877	1,470,955	998,576	832,433

(1)	For comparison purposes, Sky’s efficiency ratio has been calculated using the same definition used by Huntington and as a result may differ from efficiency ratios included in previous Sky public filings.

SELECTED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of Sky as of the effective time of the merger will be recorded at their respective fair values and added to those of Huntington. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements of Huntington issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Sky. For a more detailed description of purchase accounting see “Accounting Treatment” on page 63.

The selected consolidated unaudited pro forma financial information presented below reflects the purchase method of accounting and is for illustrative purposes only. The selected consolidated unaudited pro forma financial information may have been different had the companies actually combined. The selected consolidated unaudited pro forma financial information does not reflect the effect of asset dispositions, if any, or revenue, cost or other operating synergies that may result from the merger. The selected consolidated unaudited pro forma financial information includes, among other items, estimated adjustments to record assets and liabilities of Sky at their respective fair values, to reflect the issuance of Huntington shares to effect the merger, and to reflect the payment of cash consideration (which is intended to be financed by the issuance of debt that is expected to qualify as regulatory capital) and acquisition costs in connection with the merger. You should not rely on the selected consolidated unaudited pro forma financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the merger. The following selected consolidated unaudited pro forma financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Consolidated Financial Information and related notes presented elsewhere in this document.

SELECTED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION

	Year ended December 31, 2006
(dollars in thousands, except per share amounts)	Huntington	Sky	Adjustments	Pro Forma
Statements of Income:
Interest income	$2,070,519	$1,013,491	$36,679	$3,120,689
Interest expense	1,051,342	471,945	11,558	1,534,845

Net interest income	1,019,177	541,546	25,121	1,585,844
Provision for loan and lease losses	65,191	36,854		102,045

Net interest income after provision for loan and lease losses	953,986	504,692	25,121	1,483,799
Non-interest income	561,069	218,870		779,939
Non-interest expense	1,000,994	438,555	42,379	1,481,928

Income before taxes	514,061	285,007	(17,258)	781,810
Provision for income taxes	52,840	94,669	(6,040)	141,469

Net income	$ 461,221	$ 190,338	$(11,218)	$ 640,341

Per Common Share:
Net income
Basic	$1.95	$1.73		$1.79
Diluted	1.92	1.72		1.77
Weighted average shares outstanding
Basic	236,699,000	110,107,000	10,790,486	357,596,486
Diluted	239,920,000	110,954,000	10,873,492	361,747,492
Book value	$12.80	$16.08		$16.82

Financial Ratios:
Return on average assets	1.31%	1.18%		1.21%
Return on average shareholders’ equity	15.7	11.6		11.0
Net interest margin (1)	3.29	3.69		3.48
Efficiency ratio (2)	59.4	53.9		57.0
Effective tax rate	10.3	33.2		18.1
Net charge-offs to average loans	0.32	0.34		0.32
Allowance for loan and lease losses as a percentage of total loans and leases	1.04	1.35		1.11
Tier 1 risk-based capital	8.93	9.98		8.63
Total risk-based capital	12.79	12.07		11.91
Tangible equity to tangible assets	6.87	6.38		5.47

Balance Sheet Information:
Average loans and leases	$25,943,554	$11,523,336	$ (108,416)	$37,358,471
Average earning assets	31,451,041	14,770,157	(108,416)	46,112,782
Average assets	35,111,236	16,192,790	1,736,211	53,040,237
Average total deposits	24,183,624	11,493,468	7,000	35,684,092
Average shareholders’ equity	2,945,597	1,646,132	1,244,589	5,836,318
Period-end loans and leases	26,153,425	12,826,817	(108,416)	38,871,826
Period-end allowance for loan losses	272,068	172,990	(13,416)	431,642
Period-end assets	35,329,019	17,726,094	1,736,211	54,791,324
Period-end shareholders’ equity	3,014,326	1,880,648	1,244,589	6,389,563

(1)	Net interest margin is determined on a fully taxable equivalent basis, assuming a 35% tax rate.
(2)	For comparison purposes, Sky’s efficiency ratio has been calculated using the same definition used by Huntington and as a result may differ from efficiency ratios included in previous Sky public filings.

COMPARATIVE PER SHARE DATA

The following table sets forth for Huntington common stock and Sky common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on the date and period presented. The information included under “Per Equivalent Sky Share” was obtained by multiplying the “Pro Forma Combined” amounts by 1.098 per Sky share and adding $3.023 in cash. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting. See “Accounting Treatment” on page 63.

We expect that we will incur merger and integration costs as a result of combining our companies. We have estimated those costs will approximate $185 million before taxes. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. We have estimated those benefits will include a reduction of operating expenses of approximately $115 million before taxes. The anticipated benefits from the merger, the expected amount of the merger costs and the timing of their recognition and realization may be revised as additional information becomes available and additional analysis is performed. While helpful in illustrating the financial characteristics of the combined company under one set of assumptions, the pro forma information does not reflect these anticipated financial benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined. These costs and benefits are not reflected in the pro forma data.

The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the SEC and the pro forma financial information that appears elsewhere in this document. See “Where You Can Find More Information” on page 172. Upon completion of the merger, the operating results of Sky will be reflected in the consolidated financial statements of Huntington on a prospective basis.

	Huntington Historical	Sky Historical	Pro Forma Combined	Per Equivalent Sky Share
Net income per share for the year ended December 31, 2006:
Basic	$1.95	$1.73	$1.79	$1.97
Diluted	1.92	1.72	1.77	1.94

Cash Dividends per share declared for the year ended December 31, 2006	1.00	0.94	1.00	1.10
Book Value per share as of December 31, 2006	12.80	16.08	16.82	18.47

RISK FACTORS

In addition to the other information included in and incorporated by reference into this document, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before deciding whether to vote for the approval and adoption of the merger agreement, in the case of Sky shareholders, or for the issuance of shares of Huntington common stock, in the case of Huntington shareholders. For further discussion of these and other risk factors, please see Huntington’s and Sky’s periodic reports and other documents incorporated by reference into this document. See “Where You Can Find More Information”, beginning on page 172.

Because the market price of shares of Huntington common stock will fluctuate, Sky shareholders cannot be sure of the market value of the shares of Huntington common stock that will be issued in the merger.

Upon completion of the merger, each share of Sky common stock outstanding immediately prior to the merger will be converted into the right to receive 1.098 shares of Huntington common stock and $3.023 in cash, without interest. The exchange ratio is fixed and will not be adjusted due to any increase or decrease in the price of Huntington common stock or Sky common stock. The value of Sky common stock in the merger will depend on the sum of the market price of a share of Huntington common stock upon the completion of the merger and the cash consideration. If the price of Huntington common stock declines, Sky shareholders will receive less value for their shares upon completion of the merger than the value calculated pursuant to the exchange ratio on the date of this joint proxy statement/prospectus or on the date of the Huntington and Sky shareholder meetings. The market price of a share of Huntington common stock on the date of closing of the merger is likely to be different, and may be lower, than it was on the date of this joint proxy statement/prospectus or on the date of the Huntington and Sky shareholder meetings.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the businesses, operations and prospects of Huntington or Sky, and regulatory developments or considerations. Shareholders of Huntington and Sky are urged to obtain current market quotations for Huntington and Sky common stock when they consider whether to approve the proposals required to complete the merger at the respective shareholder meetings.

We may fail to realize the anticipated cost savings and other financial benefits of the merger on the anticipated schedule, if at all.

Huntington may face significant challenges in integrating Sky’s operations into its operations in a timely and efficient manner and in retaining key Sky personnel. Currently, each company operates as an independent public company. Achieving the anticipated cost savings and financial benefits of the merger will depend in part upon whether Huntington integrates Sky’s businesses in an efficient and effective manner. Huntington may not be able to accomplish this integration process smoothly or successfully. In addition, the integration of certain operations following the merger will require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day business of the combined company. Any inability to realize the full extent of, or any of, the anticipated cost savings and financial benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on the business and results of operations of the combined company, which may affect the market price of Huntington common stock.

The Merger Agreement Limits Each Party’s Ability to Pursue Alternatives to the Merger.

The merger agreement contains non-solicitation provisions that, subject to limited exceptions, limit each of Huntington’s and Sky’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Huntington and Sky, respectively. In addition, in certain situations where a competing acquisition proposal has been made known to a party or its shareholders and the merger agreement is subsequently terminated for a variety of reasons (including, among other reasons, because the shareholders fail to approve the merger), a party is required to pay the other party a termination fee if the first party completes, or enters into an agreement for, an alternative transaction during the 12 months after the termination. See “The Merger Agreement—Agreement Not to Solicit Other Offers” and “The Merger Agreement—Termination Fee.” Each party required the other to agree to these provisions as a condition to its willingness to enter into the merger agreement. However, these provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Huntington or Sky from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or it might result in a potential competing acquiror proposing to pay a lower per share price to acquire Huntington or Sky than it might otherwise have proposed to pay.

Members of Huntington’s and Sky’s Management and Certain Directors Have Economic Interests in the Merger that Are Different from, or in Addition to, Your Interests.

Executive officers of Huntington and Sky negotiated the terms of the merger agreement, and the Huntington and Sky boards approved, and recommended that their respective shareholders vote to approve, the merger. In considering these facts and the other information contained in this document, you should be aware that some members of Huntington’s and Sky’s management and certain members of their boards have economic interests in the merger that are different from, or in addition to, the interests of Huntington and Sky shareholders generally. Please see “The Merger—Interests of Certain Persons in the Merger” for information about these economic interests.

The Merger is Subject to the Receipt of Consents and Approvals from Government Entities that May Impose Conditions that Could Have an Adverse Effect on Huntington.

Before the merger may be completed, various approvals or consents must be obtained from the Federal Reserve Board, the Office of the Comptroller of the Currency, and various bank regulatory and other authorities in the United States. These governmental entities, including the Federal Reserve Board, may impose conditions on the completion of the merger or require changes to the terms of the merger. Huntington is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that would reasonably be expected to have a material adverse effect on the combined company following the merger, but Huntington could choose to waive this condition and proceed with the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Sky, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements are found at various places throughout this document, including in the section entitled “Risk Factors” beginning on page 14. Actual results could differ materially from those contained or implied by such statements for a variety of factors, including:

•	the businesses of Huntington and Sky may not be integrated successfully or such integration may take longer to accomplish than expected;

•	the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected time frames;

•	disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers;

•	changes in economic conditions;

•	movements in interest rates;

•	competitive pressures on product pricing and services;

•	success and timing of other business strategies;

•	the nature, extent, and timing of governmental actions and reforms; and

•	extended disruption of vital infrastructure.

All forward-looking statements included in this document are based on information available at the time of the document. Neither Huntington nor Sky assumes any obligation to update any forward-looking statement.

For additional information about factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, please see the reports that Huntington and Sky have filed with the SEC as described under “Where You Can Find More Information” beginning on page 172.

THE HUNTINGTON ANNUAL MEETING

This section contains information from Huntington for Huntington shareholders about the annual meeting of Huntington shareholders that has been called to consider and vote upon a proposal to approve the issuance of Huntington common stock in connection with the merger, to elect three directors to serve as Class II Directors, to consider and vote upon a proposal to ratify the appointment of Deloitte & Touche LLP as Huntington’s independent registered public accounting firm, to consider and vote upon a proposal to approve the 2007 Stock and Long-Term Incentive Plan, to consider and vote upon a proposal to approve the First Amendment to the Management Incentive Plan and to consider and vote upon a proposal to approve the Amendment to Huntington’s charter.

Together with this document, we are also sending you a notice of the Huntington annual meeting and a form of proxy that is solicited by the Huntington board of directors. The Huntington annual meeting will be held at the King Arts Complex, 867 Mt. Vernon Avenue, Columbus, Ohio, on May 30, 2007 at 2:00 p.m., local time.

Matters to Be Considered

The purpose of the Huntington annual meeting is to:

•

consider and vote upon a proposal to approve the issuance of Huntington common stock, without par value, in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of December 20, 2006, by and among Huntington, Penguin Acquisition, LLC, a Maryland limited liability company and wholly owned subsidiary of Huntington, and Sky;

•	elect three directors to serve as Class II Directors until the 2010 Annual Meeting of Shareholders and until the successors are elected and qualify;

•	consider and vote upon a proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for Huntington Bancshares Incorporated for the year 2007;

•	consider and vote upon a proposal to approve the 2007 Stock and Long-Term Incentive Plan;

•	consider and vote upon a proposal to approve the First Amendment to the Management Incentive Plan;

•	consider and vote upon a proposal to amend Huntington’s charter to increase the authorized common stock of Huntington from 500,000,000 shares to 1,000,000,000 shares;

•

consider and vote upon a proposal to approve the adjournment of the annual meeting, including, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting for any of the foregoing proposals; and

•	transact any other business that may properly be brought before the Huntington annual meeting or any adjournments or postponements thereof.

No proposal to be considered at the Huntington annual meeting is conditioned upon the approval of any other proposal by Huntington’s shareholders.

Proxies

Each copy of this document mailed to Huntington shareholders is accompanied by a form of proxy with instructions for voting by mail, by telephone or through the Internet. If voting by mail, you should complete, sign and return the proxy card accompanying this document to ensure that your vote is counted at the Huntington annual meeting, or at any adjournment or postponement of the Huntington annual meeting, regardless of whether you plan to attend the Huntington annual meeting. You may also vote your shares by telephone or through the Internet. To ensure that voting by telephone or the Internet is secured, you will be provided with three control numbers on your proxy cards: a unique 5-digit number to identify the Huntington annual meeting, a unique number for verification purpose and a personal account number (the latter two are shareholder specific). You will need all three control numbers when you vote by telephone or the Internet. Information and applicable deadlines for voting by telephone or through the Internet are set forth in the enclosed proxy card instructions.

You may revoke your signed proxy card at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to Huntington’s Secretary, or by attending the Huntington annual meeting in person, notifying the Secretary, and voting by ballot at the Huntington annual meeting. If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

Any shareholder entitled to vote in person at the Huntington annual meeting may vote in person whether or not a proxy has been previously given, but the mere presence (without notifying the Secretary) of a shareholder at the Huntington annual meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

Attention: Richard A. Cheap

General Counsel and Secretary

If your shares are held in the Huntington Investment and Tax Savings Plan, you may instruct the trustee on how to vote your shares by following the procedures specified on the voting instructions card.

If your shares are held in street name by a broker, bank or other nominee, you should follow the instructions of your broker, bank or other nominee regarding the granting or revocation of proxies.

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the proposal to issue shares of Huntington common stock in the merger, “FOR” approval of the proposal to adjourn the annual meeting, including, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the stock issuance and “FOR” each of the other proposals. According to the Huntington bylaws, business to be conducted at an annual meeting of shareholders may only be brought before the meeting by the board of directors or pursuant to Huntington’s notice of meeting, which would include business properly brought before the meeting by a shareholder. Accordingly, no matters other than the matters described in this joint proxy statement/prospectus will be presented for action at the Huntington annual meeting or at any adjournment or postponement of the Huntington annual meeting.

Solicitation of Proxies

Huntington will bear the entire cost of soliciting proxies from you, provided that Huntington and Sky will share equally in the expenses incurred in the printing and mailing of this document. In addition to solicitation of proxies by mail, we will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Huntington common stock and secure their voting instructions, if necessary. We will reimburse the record holders for their reasonable expenses in taking those actions. We have also made arrangements with Morrow & Co., Inc. to assist us in soliciting proxies and have agreed to pay them $10,000 plus reasonable expenses for these services. If necessary, we may use several of our regular employees, who will not be specially compensated, to solicit proxies from Huntington shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Date

The Huntington board of directors has fixed the close of business on March 15, 2007 as the record date for determining the Huntington shareholders entitled to receive notice of and to vote at the Huntington annual meeting. At that time, 235,687,651 shares of Huntington common stock were outstanding and entitled to vote at the Huntington annual meeting.

Voting Rights and Vote Required

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Huntington will constitute a quorum at the meeting. Under the law of Maryland, Huntington’s state of incorporation, abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum, but are not counted as votes cast at the meeting. Broker non-votes occur when brokers who hold their customers’ shares in street name submit proxies for such shares on some matters, but not others. Generally, this would occur when brokers have not received any instructions from their customers. In these cases, the brokers, as the holders of record, are permitted to vote on “routine” matters, which typically include the election of directors, ratification of independent registered public accounting firm, the amendment to Huntington’s charter and the First Amendment to the Management Incentive Plan, but not on non-routine matters such as the stock issuance proposal and the 2007 Stock and Long-Term Incentive Plan proposal.

The stock issuance proposal requires the affirmative vote of a majority of all votes cast by the holders of common stock at a meeting at which a quorum is present. Broker non-votes and abstentions will have no effect on this matter since they are not counted as votes cast at the meeting. The election of each nominee for director requires the favorable vote of a plurality of all votes cast by the holders of common stock at a meeting at which a quorum is present. Only shares that are voted in favor of a particular nominee will be counted toward such nominee’s achievement of a plurality and thus abstentions will have no effect. Ratification of the appointment of Deloitte & Touche LLP, approval of the 2007 Stock and Long-Term Incentive Plan and approval of the First Amendment to the Management Incentive Plan each will require the affirmative vote of a majority of all votes cast by the holders of common stock at a meeting at which a quorum is present. Broker non-votes and abstentions will have no effect on these matters since they are not counted as votes cast at the meeting. The approval of the amendment to Huntington’s charter requires the affirmative vote of two-thirds of all of the votes entitled to be cast on the matter. Broker non-votes and abstentions will have the same effect as votes cast against the approval of the amendment to Huntington’s charter. You are entitled to one vote on each proposal presented at the Huntington annual meeting for each share of Huntington common stock you held as of the record date.

No proposal to be considered at the Huntington annual meeting is conditioned upon the approval of any other proposal by Huntington’s shareholders.

The Huntington board of directors urges Huntington shareholders to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope if voting by mail, call the toll-free number listed in the proxy card instructions if voting by telephone, or access the Internet site listed in the proxy card instructions if voting through the Internet.

As of the record date, directors and executive officers of Huntington and their affiliates had the right to vote 4,194,635 shares of Huntington common stock, or approximately 1.78% of the outstanding Huntington common stock at that date.

Attending the Meeting

All Huntington shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Huntington annual meeting. Shareholders of record can vote in person at the annual meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the annual meeting. If you plan to attend the annual meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Proposal to Approve the Issuance of Huntington Common Stock

Recommendation of the Huntington Board of Directors

The Huntington board of directors has unanimously approved the merger agreement and the transactions it contemplates. The Huntington board of directors has determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of Huntington and its shareholders and unanimously recommends that the Huntington shareholders vote “FOR” the proposal to issue shares of Huntington common stock in the merger and “FOR” each of the other proposals. See “The Merger—Huntington’s Reasons for the Merger; Recommendation of Huntington’s Board of Directors” on page 27 for a more detailed discussion of the Huntington board of directors’ recommendation of the merger.

Please refer to “Other Matters to be Considered at Huntington’s Annual Meeting” beginning on page 103 for a discussion of the other proposals being considered at the Huntington annual meeting.

THE SKY SPECIAL MEETING

This section contains information from Sky for Sky shareholders about the special meeting of Sky shareholders that has been called to consider a proposal to approve the merger agreement.

Together with this document, we are also sending you a notice of the Sky special meeting and a form of proxy that is solicited by the Sky board of directors. The Sky special meeting will be held at Marriott Cleveland East, 26300 Harvard Road, Warrensville Heights, Ohio, on June 4, 2007 at 1:00 p.m., local time.

Matters to Be Considered

The purpose of the Sky special meeting is to:

•

consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of December 20, 2006, by and among Huntington, Penguin Acquisition, LLC, a Maryland limited liability company and wholly owned subsidiary of Huntington, and Sky;

•

consider and vote upon a proposal to approve the adjournment of the special meeting, including, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting for the foregoing proposal; and

•	transact any other business that may properly be brought before the Sky special meeting or any adjournments or postponements thereof.

Proxies

Each copy of this document mailed to Sky shareholders is accompanied by a form of proxy with instructions for voting by mail, by telephone or through the Internet. If voting by mail, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the Sky special meeting, or at any adjournment or postponement of the Sky special meeting, regardless of whether you plan to attend the Sky special meeting. You may also vote your shares by telephone or through the Internet. Information and applicable deadlines for voting by telephone or through the Internet are set forth in the enclosed proxy card instructions.

You may revoke your signed proxy card at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to Sky’s Secretary, or by attending the Sky special meeting in person, notifying the Secretary, and voting by ballot at the Sky special meeting. If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

Any shareholder entitled to vote in person at the Sky special meeting may vote in person whether or not a proxy has been previously given, but the mere presence (without notifying the Secretary) of a shareholder at the Sky special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Sky Financial Group, Inc.

P.O. Box 428

221 South Church Street

Bowling Green, Ohio 43402

Attention: W. Granger Souder, Jr.,

Executive Vice President, General Counsel and Secretary

If your shares are held in street name by a broker, bank or other nominee, you should follow the instructions of your broker, bank or other nominee regarding the revocation of proxies.

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval and adoption of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, including, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger agreement. According to the Sky code of regulation, business to be conducted at a special meeting of shareholders may only be brought before the meeting pursuant to Sky’s notice of meeting. Accordingly, no matters other than the matters described in this joint proxy statement/prospectus will be presented for action at the Sky special meeting or at any adjournment or postponement of the Sky special meeting.

Sky shareholders should NOT send Sky stock certificates with their proxy cards. Following completion of the merger, Sky shareholders will be mailed a transmittal form with instructions on how to exchange their Sky stock certificates for Huntington stock certificates, cash instead of fractional shares, if applicable, and the cash consideration, without interest.

Solicitation of Proxies

Sky will bear the entire cost of soliciting proxies from you, provided that Huntington and Sky will share equally in the expenses incurred in the printing and mailing of this document. In addition to solicitation of proxies by mail, we will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Sky common stock and secure their voting instructions, if necessary. We will reimburse the record holders for their reasonable expenses in taking those actions. We have also made arrangements with Georgeson Inc. to assist us in soliciting proxies and have agreed to pay them $12,500 plus reasonable expenses for these services. If necessary, we may use several of our regular employees, who will not be specially compensated, to solicit proxies from Sky shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Date

The Sky board of directors has fixed the close of business on April 18, 2007 as the record date for determining the Sky shareholders entitled to receive notice of and to vote at the Sky special meeting. At that time, 117,878,914 shares of Sky common stock were outstanding and entitled to vote at the Sky special meeting.

Voting Rights and Vote Required

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Sky will constitute a quorum at the meeting. Under the law of Ohio, Sky’s state of incorporation, abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum, but are not counted as votes cast at the meeting. Broker non-votes occur when brokers who hold their customers’ shares in street name submit proxies for such shares on some matters, but not others. Generally, this would occur when brokers have not received any instructions from their customers. In these cases, the brokers, as the holders of record, are permitted to vote on “routine” matters, which typically include the election of directors, but not on non-routine matters such as approval of a merger agreement.

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Sky common stock entitled to vote on such proposal at such meeting at which a quorum is present. Because the affirmative vote of the holders of a majority of the voting power of Sky common stock entitled to vote at the Sky special meeting is needed for us to proceed with the merger, the failure to vote by proxy or in person will have the same effect as a vote against the merger. Abstentions and broker non-votes also will have the same effect as a vote against the merger. You are entitled to one vote on each proposal presented at the Sky special meeting for each share of Sky common stock you held as of the record date.

The Sky board of directors urges Sky shareholders to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope if voting by mail, call the toll-free number listed in the proxy card instructions if voting by telephone, or access the Internet site listed in the proxy card instructions if voting through the Internet.

As of the record date directors and executive officers of Sky and their affiliates had the right to vote 3,226,250 shares of Sky common stock, or approximately 2.74% of the outstanding Sky common stock at that date.

Attending the Meeting

All Sky shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Sky special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Proposal to Approve and Adopt the Agreement and Plan of Merger

Recommendation of the Sky Board of Directors

The Sky board of directors has unanimously approved the merger agreement and the transactions it contemplates. The Sky board of directors determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of Sky and its shareholders and unanimously recommends that the Sky shareholders vote “FOR” the proposal to approve the merger agreement. See “The Merger—Sky’s Reasons for the Merger; Recommendation of Sky’s Board of Directors” on page 30 for a more detailed discussion of the Sky board of directors’ recommendation.

THE MERGER

The following discussion contains material information pertaining to the merger. This discussion is subject, and qualified in its entirety by reference, to the merger agreement and the financial advisor opinions attached as Appendices to this document. We encourage you to read and review those documents as well as the discussion in this document.

General

The next sections of this document have additional and more detailed information regarding the legal document that governs the merger, including information about the conditions to completion of the merger and the provisions for terminating or amending the merger agreement.

We are furnishing this document to Huntington shareholders and Sky shareholders in connection with the solicitation of proxies by the board of directors of each of Huntington and Sky for use at their respective annual and special meetings of shareholders and any adjournment or postponement of those meetings.

The merger agreement provides for the merger of Sky Financial Group, Inc. with and into Penguin Acquisition, LLC, a direct, wholly owned subsidiary of Huntington formed for the purposes of the merger. Huntington’s subsidiary will survive the merger as a direct, wholly owned subsidiary of Huntington.

Sky shareholders will receive 1.098 shares of Huntington common stock and $3.023 in cash, without interest, for each share of Sky common stock they hold. The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of Sky or Huntington. If the number of shares of common stock of Huntington or Sky changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar event, then an appropriate and proportionate adjustment will be made to the exchange ratio. Sky shareholders will receive cash instead of any fractional shares of Huntington common stock that would have otherwise been issued at the completion of the merger.

Huntington will account for the merger as a purchase for financial reporting purposes. The merger has been structured to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and also referred to in this document as the Code, for U.S. federal income tax purposes, and it is a condition to our respective obligations to complete the merger that Huntington and Sky each receive a legal opinion to that effect. Huntington may alter the method of effecting the combination of the companies and Sky must cooperate in such efforts. However, the change will not be made if it alters or changes the amount or kind of the merger consideration to be received by Sky shareholders, adversely affects the tax treatment of Sky shareholders or either party to the merger agreement, or materially impedes or delays completion of the merger.

Background of the Merger

Sky’s and Huntington’s board of directors have from time to time engaged with senior management in strategic reviews, and each has considered ways to enhance its company’s performance and prospects in light of competitive and other relevant developments. These strategic reviews have focused on, among other things, the business environment facing financial institutions generally, as well as conditions and ongoing consolidation in the financial services industry. For each company, these reviews have also included periodic discussions with respect to potential transactions that would further its strategic objectives, and the potential benefits and risks of those transactions.

Thomas Hoaglin, chairman, president and chief executive officer of Huntington, and Marty Adams, chairman, president and chief executive officer of Sky, have known each other for several years, and periodically have met informally at industry conferences and discussed the financial services industry and their respective companies. Among other things, the two discussed general industry trends and strategic developments regarding the two companies. Both Messrs. Hoaglin and Adams have also periodically discussed informally with representatives of other industry participants market developments and conditions and various potential strategic transactions.

During the first half of 2006, Mr. Hoaglin contacted Mr. Adams, and they subsequently had occasional conversations, to discuss informally their respective companies and a potential strategic business combination transaction. Based on preliminary mutual interest between Huntington and Sky concerning a potential strategic business combination transaction, the two companies entered into a confidentiality agreement in late July 2006.

Periodically over the next several months following the execution of the confidentiality agreement, senior executives of Sky engaged in informal discussions with senior executives of Huntington regarding a potential transaction and the possible risks and benefits involved in such a transaction. Also during such time, Sky engaged financial and legal advisors to assist it. Messrs. Hoaglin and Adams discussed the potential financial, governance and other significant terms of a potential merger between Huntington and Sky. During the course of these discussions, both Messrs. Hoaglin and Adams periodically apprised members of their respective company’s board of directors, including at regularly scheduled board meetings, of the substance of the discussions. Based on these discussions, Messrs. Hoaglin and Adams determined that there appeared to be a basis for a mutually acceptable transaction and determined to report on the substance of these discussions to their respective boards of directors.

At Huntington board meetings in July and October 2006, Mr. Hoaglin and Mr. Don Kimble, Chief Financial Officer of Huntington, reviewed for the Huntington board of directors preliminary financial analyses of a potential strategic transaction with Sky. Mr. Hoaglin reviewed with the Huntington board of directors his preliminary discussions with Sky regarding the potential strategic transaction. The board of directors engaged in questions and answers regarding the potential transaction, including discussions regarding the benefits to Huntington of Mr. Adams remaining with the company following the transaction. Following the discussions, the Huntington board of directors authorized Huntington management to continue preliminary discussions with Sky in order to gauge in greater detail the potential benefits of the possible transaction. In September and October, members of the Huntington board of directors had opportunities to meet Mr. Adams to discuss, among other things, his perspectives on Sky’s business and prospects and Mr. Adams’ management philosophy.

At a meeting of the Sky board of directors in late November 2006, Mr. Adams reviewed for the Sky board of directors his preliminary discussions with Huntington regarding a potential strategic transaction. The board of directors discussed and engaged in questions and answers regarding Sky’s strategic objectives and possible transactions, including a potential transaction with Huntington. Following such discussions, the Sky board of directors authorized Sky management to continue preliminary discussions with Huntington in order to gauge in greater detail the potential benefits of a possible business combination transaction with Huntington.

Starting in early December 2006, Mr. Hoaglin and Mr. Adams had several additional conversations focused on the framework for a potential business combination transaction that would be mutually acceptable to the parties. The discussions focused on the potential terms of a strategic merger, including financial and governance terms. Among the principal terms discussed was an indicative valuation per share of Sky common stock in any proposed transaction. In the course of such discussions, Mr. Adams indicated that the Sky board of directors had the view that the valuation at announcement in any potential transaction should be at least $30 per share of Sky common stock. Mr. Hoaglin and Mr. Adams also discussed merger consideration consisting of approximately 90% stock and 10% cash, as well as possible governance arrangements associated with a potential transaction, including the composition of the board of directors of the combined company. Also during this time, Huntington engaged legal and financial advisors to assist it in connection with the potential transaction, and representatives of each of Sky and Huntington, including the parties’ respective legal and financial advisors, began conducting mutual due diligence, which continued through the signing of the merger agreement.

In early December 2006, the parties and their outside counsel began preliminary drafting of the merger agreement and related transaction agreements. Discussions between representatives of Huntington and Sky continued regarding a potential business combination and the benefits for each company that could result from such a transaction. During the course of these discussions, the parties finalized governance arrangements for a proposed transaction, which included the size and composition of the board of the combined company, headquarters location, and each of Mr. Hoaglin and Mr. Adams entering into employment agreements with the combined company, under which Mr. Hoaglin would serve as chairman and chief executive officer of the combined company, and Mr. Adams would serve as president and chief operating officer and would succeed Mr. Hoaglin as chief executive officer by December 31, 2009.

On December 12 and 13, 2006, the Sky board of directors held a meeting to consider, based on presentations from Sky management and Sky’s outside legal and financial advisors, the status of discussions with Huntington. Following questions and discussions among those in attendance, Sky’s board of directors authorized Sky management to complete negotiations with Huntington and finalize definitive documentation regarding a potential business combination transaction.

On December 15, 2006, the board of directors of Huntington met with Huntington’s senior management and outside legal counsel to consider the status of discussions with Sky regarding a potential transaction. The Huntington board of directors reviewed the general terms of the proposed transaction, including those that related to Mr. Hoaglin’s and Mr. Adams’ respective employment arrangements. Huntington’s legal counsel discussed various aspects of the proposed merger agreement and employment agreements. Following a discussion of these items, the Huntington board of directors authorized senior management to continue the discussions.

As a result of continuing discussions between Huntington and Sky throughout the course of the second and third weeks in December, the parties agreed to recommend to their respective boards of directors a 90% stock/10% cash transaction in which Sky would merge into a wholly owned subsidiary of Huntington, with the merger subsidiary being the surviving company, with consideration to Sky shareholders of 1.098 shares of Huntington common stock and $3.023 in cash per Sky common share. In the course of discussions regarding the proposed consideration mix, Huntington viewed the 90% stock/10% cash structure as consistent with its capital allocation objectives, while Sky viewed the structure as being in its shareholders’ interests by providing Sky shareholders with a significant equity ownership in the combined company, while also including a cash component with a certain valuation. During this time, the parties and their respective counsel also negotiated the other terms of the definitive transaction agreements.

On December 19, 2006, the board of directors of Sky met with senior management and their outside legal and financial advisors. Management reviewed for the Sky board of directors the background of discussions with Huntington and the progress of negotiations, and reported on Sky’s due diligence investigations of Huntington. Sandler O’Neill reviewed with the Sky board of directors the structure and other terms of the proposed transaction, and financial information regarding Huntington, Sky and the transaction, as well as information regarding peer companies and comparable transactions. In connection with the deliberation by the Sky board of directors, Sandler O’Neill rendered to the Sky board of directors its oral opinion (subsequently confirmed in writing), as described under “—Opinion of Sky’s Financial Advisor”, that, as of the date of its opinion, and subject to and based on the qualifications and assumptions set forth in its opinion, the consideration payable to Sky in the merger was fair, from a financial point of view, to the shareholders of Sky.

Representatives of Wachtell, Lipton, Rosen & Katz discussed with the Sky board of directors the legal standards applicable to its decisions and actions with respect to its consideration of the proposed transaction, and reviewed the legal terms of the proposed transaction agreements. Representatives of Wachtell, Lipton, Rosen & Katz also discussed with the Sky board of directors the shareholder and regulatory approvals that would be required to complete the proposed merger, the likely process and timetable of the merger, including for obtaining the required shareholder and regulatory approvals, and compensation and benefits issues in connection with the merger. Wachtell, Lipton, Rosen & Katz also reviewed for the Sky board of directors a set of draft resolutions relating to the proposed merger.

Following these discussions, and review and discussion among the members of the Sky board of directors, including consideration of the factors described under “—Sky’s Reasons for the Merger; Recommendation of the Sky Board of Directors,” the Sky board of directors unanimously determined that the transactions contemplated by the merger agreement and the related transactions and agreements are fair to and in the best interests of Sky and its shareholders, and the directors voted unanimously to approve the merger with Huntington, to approve and adopt the merger agreement and to approve the related transactions and agreements.

On December 20, 2006, the Huntington board of directors convened with Huntington’s senior management and outside legal and financial advisors to consider approval of a proposed merger agreement with Sky and related matters. Senior management reviewed for the Huntington board of directors the background of the discussions with Sky, the principal terms and the financial and strategic rationale for the proposed transaction and the due diligence review performed by Huntington management and advisors, including a review of a significant portion of Sky’s loan portfolio. Senior management discussed potential synergies and cost savings measures that had been evaluated as well as the potential risks and benefits of the transaction. Advisors Lehman Brothers and Bear Stearns each reviewed the financial terms of the proposed merger, and each presented its financial analyses of the proposed transaction. In connection with the deliberation by the Huntington Board of Directors, Lehman Brothers and Bear Stearns rendered to Huntington’s Board of Directors their oral opinions (subsequently confirmed in writing) as described under “—Opinions of Huntington’s Financial Advisors” that as of the date of their opinions, subject to and based on qualifications and assumptions set forth in the opinions, that the consideration payable by Huntington in the merger was fair from a financial point of view to Huntington.

Representatives of Davis Polk & Wardwell discussed with the Huntington board of directors the legal standards applicable to its consideration of the proposed transaction. Representatives of Davis Polk & Wardwell reviewed with the Huntington board the terms of the proposed merger agreement as well as related matters, including the potential payments that would be made to Sky employees in connection with the transaction, the proposed employment agreements with Mr. Hoaglin and Mr. Adams, and the proposed amendment to the Huntington bylaws relating to the governance of Huntington following the merger. Representatives of Davis Polk & Wardwell discussed with the Huntington board of directors the shareholder and regulatory approvals that would be required to complete the merger and the likely process and timetable for completing the merger. Representatives of Davis Polk & Wardwell also reviewed for the Huntington board of directors the draft resolutions relating to the proposed merger.

Following these discussions and the review and discussion among members of the Huntington board of directors, including in executive session, as well as consideration of the factors described under “—Huntington’s Reasons for the Merger; Recommendations of Huntington’s Board of Directors,” the Huntington board of directors unanimously determined the transactions contemplated in the merger agreement and related agreements are advisable and in the best interests of Huntington and its shareholders. The Huntington board of directors voted unanimously to approve the merger with Sky and the issuance of Huntington common stock in connection with the merger, to approve and adopt the merger agreement, to approve and adopt the related transactions and agreements including the employment agreements with Mr. Hoaglin and Mr. Adams, and to approve such other actions as required to satisfy Huntington’s obligations under the merger agreement and related agreements.

The merger was announced in the afternoon of December 20, 2006 in a press release issued jointly by Huntington and Sky.

Huntington’s Reasons for the Merger; Recommendation of the Huntington Board of Directors

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the issuance of Huntington common stock in connection with the merger, the Huntington board of directors consulted with Huntington management, as well as its financial and legal advisors, and considered a number of factors, including the following factors which the Huntington board of directors viewed as generally supportive of its decision to approve the merger agreement, the merger and the related transactions and to recommend that its shareholders approve the issuance of common stock in connection with the merger:

•

its assessment of challenges in the current Midwest banking environment and the board’s view that there was an opportunity to create shareholder value in such an environment through consolidations, which helped the Huntington board of directors in its review of Huntington and its prospects as a stand-alone company as well as a combined company with Sky and the general advisability of the merger and related transactions;

•

that the proposed acquisition of Sky satisfied the philosophical criteria and financial parameters of Huntington’s approach to mergers and acquisitions, including management’s expectation as to the creation of shareholder value, improvement of market share in existing markets, expansion into new markets with significant market shares, enhancement of customer convenience, retention of existing management and compatible cultures of local decision making and a focus on customer service;

•

its knowledge of Huntington’s business, operations, financial condition, earnings and prospects and of Sky’s business, operations, financial condition, earnings and prospects, taking into account the results of Huntington’s due diligence review of Sky, which helped the Huntington board of directors in its review of Huntington and its prospects as a stand-alone company as well as a combined company with Sky and the general advisability of the merger and related transactions;

•

management’s expectation that the proposed merger would result in a combined company with a significantly stronger regional presence in the Midwest—following the merger, Huntington would become the 24th largest domestically-controlled bank in the country, the third largest bank in deposits in Ohio (Huntington would rank #1 in deposit market share in the Columbus, Toledo, Youngstown, and Canton Metropolitan Statistical Areas, which we refer to as MSA, and would strengthen its market shares in the Cleveland MSA and other Northeast and Northwest Ohio markets) and the third largest bank in the Indianapolis MSA, one of the faster growing Midwest markets, and would gain entry into new markets including Western Pennsylvania and Pittsburgh, which helped the Huntington board of directors in its review of the prospects of the combined company and the general advisability of the merger and related transactions;

•

management’s expectation that the merger would result in anticipated annual cost savings of $115 million and would be accretive to Huntington’s earnings in 2007 exclusive of merger-related charges estimated to be approximately $200 million, including $15 million of direct acquisition costs, which helped the Huntington board of directors in its review of the potential financial impact of the merger and related transactions and the general advisability of the merger and related transactions;

•

management’s expectations that the merger would have a favorable impact on Huntington’s net interest margin, efficiency ratio, business lines, capital ratio, loan portfolio and deposits, which helped the Huntington board of directors in its review of the prospects of the combined company and the general advisability of the merger and related transactions, and in doing so Huntington’s board of directors considered the differences between the loan portfolios and assets of Sky and Huntington, including Sky’s greater concentration of commercial real estate assets and Sky’s activities relating to financing pools of residential mortgages, including residential mortgages having some type of impairment associated with them;

•

the financial analyses presented by Bear Stearns and Lehman Brothers, Huntington’s financial advisors, and their respective opinions, dated as of December 20, 2006, delivered to the Huntington board of directors to the effect that, as of that date, and subject to and based on the qualifications, assumptions and limitations set forth in the respective opinions, the merger consideration to be paid by Huntington in the merger was fair, from a financial point of view, to Huntington, which helped the Huntington board of directors in its review of the prospects of the combined company and the general advisability of the merger and related transactions;

•

the complementary nature of the cultures of the two companies, including the culture of local decision-making and the focus on customer service excellence, which helped the Huntington board of directors in its review of the prospects of the combined company and the general advisability of the merger and related transactions;

•

that the board of directors of Huntington immediately after the merger would be comprised of Mr. Thomas Hoaglin and nine current Huntington non-employee directors and Mr. Marty Adams and four current Sky non-employee directors;

•

that until no later than December 31, 2009, Mr. Thomas Hoaglin would be Huntington’s chairman and chief executive officer and Mr. Marty Adams would be Huntington’s president and chief operating officer, that Mr. Adams would succeed Mr. Hoaglin as chief executive officer no later than December 31, 2009 and that Mr. Hoaglin would remain Huntington’s chairman until April, 2011, and that these arrangements would be provided for in employment agreements and in a bylaw amendment;

•

management’s expectation that the addition of Sky’s management and employees would strengthen Huntington’s overall management team, which helped the Huntington board of directors in its review of the prospects of the combined company and the general advisability of the merger and related transactions;

•	the expected treatment of the merger as a “reorganization” for U.S. federal income tax purposes;

•	management’s expectation that required regulatory approvals for the merger could be obtained on a timely basis; and

•

that the merger agreement includes provisions that limit Sky’s ability to entertain third-party acquisition proposals and require the payment of a termination fee by Sky under certain circumstances and provisions that allow Huntington to change its recommendation to shareholders regarding the merger, which helped the Huntington board of directors in its review of the general advisability of the merger and related transactions.

In addition, the Huntington board of directors considered the following factors, which it viewed as generally weighing against its decision to approve the merger agreement, the merger and the related transactions and to recommend that Huntington shareholders approve the issuance of Huntington common stock in connection with the merger:

•

that the merger consideration represented a premium of approximately 25%, based on the closing prices of Huntington common stock and Sky common stock on December 19, 2006, and that the exchange ratio would not be adjusted for changes in the trading prices of either company’s common stock between signing of the merger agreement and completion of the merger, including if the price of Huntington common stock goes up or if the price of Sky common stock goes down; in this regard, the Huntington board of directors considered, among other things, the respective opinions by its financial advisors that the merger consideration to be paid was fair to Huntington from a financial point of view;

•

the potential risks associated with achieving anticipated synergies and cost savings and the likelihood of a successful integration of Sky’s business, operations and workforce with those of Huntington; in this regard, the Huntington board of directors considered management’s view that the execution and integration risks posed by the merger were manageable;

•	the nature and amount of payments to be received by Sky management in connection with the merger;
•

the potential risk of diverting management attention and resources from the operation of the business and towards the completion of the merger; in this regard, the Huntington board of directors considered management’s view that such risk is manageable;

•

that the merger agreement contains reciprocal provisions that limit Huntington’s ability to entertain third-party acquisition proposals and require Huntington to pay a termination fee under certain circumstances and reciprocal provisions that allow Sky to change its recommendation to its shareholders; in this regard, the Huntington board of directors considered the potential application of these provisions to Huntington and the advice of legal counsel that such provisions were customary for public company merger transactions and consistent with the proper exercise of the board’s fiduciary duties.

In addition, the Huntington board of directors was aware, and took into consideration, that certain members of Huntington management have interests in the merger that are in addition to, or different from, the interests of Huntington’s shareholders generally, including the employment agreement entered into between Huntington and Mr. Hoaglin that will become effective upon completion of the merger and other interests described in more detail under “—Interests of Certain Persons in the Merger.”

The foregoing discussion of the factors considered by the Huntington board of directors is not intended to be exhaustive, but rather includes the material factors considered by the Huntington board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Huntington board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Huntington board of directors considered all these factors as a whole, including discussions with, and questioning of, Huntington management and Huntington’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination. The Huntington board of directors also relied on the experience of Bear Stearns and Lehman Brothers, as financial advisors, for their analyses of the financial terms of the merger and for their respective opinions as to the fairness, from a financial point of view, of the consideration in the merger to Huntington. The Huntington board of directors considered the analyses and opinion of each of Lehman Brothers and Bear Stearns taken as a whole. The Huntington board was aware that, without giving effect to estimated merger-related synergies or a control premium, the implied value of the merger consideration or the valuation multiples implied by the merger consideration, as applicable, were above the valuation ranges per share of Sky common stock or ranges of valuation multiples, as applicable, indicated by certain financial metrics in the financial analyses performed by Huntington’s financial advisors. These financial metrics included LTM core earnings per share, 2007 estimated earnings per share and tangible book value per share in the comparable companies analysis summarized on pages 41 to 42 of this joint proxy statement/prospectus and the discounted cash flow analysis summarized on page 38 of this joint proxy statement/prospectus. The Huntington board was also aware that after giving effect to estimated merger-related synergies or a control premium, the implied value of and valuation multiples implied by the merger consideration were within or below the valuation ranges per share of Sky common stock and valuation multiples indicated by these analyses. In addition, the Huntington board was aware that the implied value of the merger consideration was above the valuation range per share of Sky common stock indicated by the tangible book value per share metric in the comparable precedent transaction analysis summarized on pages 42 to 43 of this joint proxy statement prospectus. The Huntington board determined that overall the analyses and opinions of Lehman Brothers and Bear Stearns supported its decision to approve the merger agreement, the merger and the related transactions and to recommend that Huntington’s shareholders approve the issuance of Huntington common stock in the merger.

For the reasons set forth above, the Huntington board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the issuance of Huntington common stock in connection with the merger, are advisable and in the best interests of Huntington and its shareholders, and unanimously approved and adopted the merger agreement and the transactions contemplated by it. The Huntington board of directors unanimously recommends that the Huntington shareholders vote “FOR” the approval of the issuance of Huntington common stock in connection with the merger.

Sky’s Reasons for the Merger; Recommendation of the Sky Board of Directors

The Sky board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of Sky and its shareholders. Accordingly, the Sky board of directors unanimously approved the merger agreement and unanimously recommends that Sky shareholders vote “FOR” the approval and adoption of the merger agreement.

In reaching its decision to approve the merger agreement and recommend the merger to its shareholders, the Sky board of directors consulted with Sky’s management, as well as its legal and financial advisors, and considered a number of factors, including the following factors which the Sky board of directors viewed as generally supporting its decision to adopt and approve the merger agreement and recommend the merger to the Sky shareholders:

•

its knowledge of Sky’s business, operations, financial condition, earnings and prospects and of Huntington’s business, operations, financial condition, earnings and prospects, taking into account the results of Sky’s due diligence review of Huntington, which helped the Sky board of directors to undertake its review of Sky and its prospects as an independent company, Huntington and its prospects, the merger consideration being offered and the general advisability of adopting and approving the merger agreement and recommending the merger to the Sky shareholders;

•

its knowledge of the current environment in the financial services industry, including economic conditions and the interest rate environment and credit conditions, continued consolidation, increased operating costs resulting from regulatory initiatives and compliance mandates, increasing competition, and current financial market conditions and the likely effects of these factors on the companies’ potential growth, development, productivity and strategic options, which helped the Sky board of directors to undertake its review of Sky and its prospects as an independent company, Huntington and its prospects, the merger consideration being offered and the general advisability of adopting and approving the merger agreement and recommending the merger to the Sky shareholders; based on this knowledge, the Sky board of directors believed that the combination of Sky with Huntington provided an example of the type of business that was likely to succeed in the current environment and that Sky’s ability to realize shareholder value from a similar strategy absent a merger with Huntington would be less certain;

•

its belief that the combining of the two companies would create a larger and more diversified financial institution that is both better equipped to respond to economic and industry developments and better positioned to develop and build on its strong market share in existing markets, including in major metropolitan areas in the Midwest, which helped the Sky board of directors to undertake its review of the prospects of the combined company following the merger, the merger consideration being offered and the general advisability of adopting and approving the merger agreement and recommending the merger to the Sky shareholders;

•

the complementary strengths of the two financial institutions, and in particular, the expectation that Huntington’s brand, number of accounts and asset base would provide opportunities for more rapidly growing deposits, loans and other areas of Sky’s banking business, as well as facilitating growth in Sky’s insurance business;

•

the potential cost saving opportunities, and the related potential impact on the combined company’s earnings, which helped the Sky board of directors to undertake its review of the prospects of the combined company following the merger, the merger consideration being offered and the general advisability of adopting and approving the merger agreement and recommending the merger to the Sky shareholders;

•

the complementary fit of the businesses of Huntington and Sky, including the expectations that several key members of Sky’s existing management team would continue with the combined company after the merger, including Mr. Adams, who would serve as president and chief operating officer, to succeed Mr. Hoaglin as chief executive officer by December 31, 2009, that Mr. Adams and four non-employee directors on the Sky board would join the board of directors of Huntington upon completion of the transaction, and that the impact on customers and communities served would be minimized;

•

the presentation of findings by Sky’s management and financial advisors concerning the operations, financial condition and prospects of Huntington and the expected financial impact of the merger on the combined company, including pro forma assets, earnings and deposits, which helped the Sky board of directors to undertake its review of the prospects of the combined company following the merger, the merger consideration being offered and the general advisability of adopting and approving the merger agreement and recommending the merger to the Sky shareholders;

•

its belief that the merger would be completed in a timely manner and that the management team of the combined company would be able to successfully integrate and operate the businesses of the combined company after the merger, which helped the Sky board of directors to undertake its review of the prospects of the combined company following the merger, the merger consideration being offered and the general advisability of adopting and approving the merger agreement and recommending the merger to the Sky shareholders;

•

the financial analyses presented by Sandler O’Neill to the Sky board of directors, and the opinion dated as of December 19, 2006 delivered to Sky by Sandler O’Neill to the effect that, as of that date, and subject to and based on the qualifications and assumptions set forth in the opinion, the consideration to be received by the holders of common stock of Sky in the merger was fair, from a financial point of view, to such shareholders;

•

the financial terms of the merger, including the fact that, based on the closing prices on the Nasdaq Stock Market of Huntington common stock on December 19, 2006, and based on the right of Sky shareholders, for each share, to receive 1.098 shares of Huntington common stock plus $3.023 in cash, the consideration to Sky shareholders as of December 19, 2006 represented an approximate 25 percent premium over the closing price of Sky shares on the Nasdaq Stock Market as of that date; the Sky board of directors believed that this premium was substantial and that, for the company to be reasonably likely to achieve comparable trading levels for its common stock in the foreseeable future absent the merger, Sky would likely need to undertake strategic initiatives, the success of which would be subject to execution risk in implementing the initiatives and other uncertainties;

•	the expected treatment of the merger as a “reorganization” for United States federal income tax purposes;

•

the regulatory and other approvals required in connection with the merger and the Sky board of directors’ belief that such approvals would be received in a timely manner and without unacceptable conditions;

In addition, the Sky board of directors considered the following factors as generally weighing against its decision to adopt and approve the merger agreement and recommend the merger to the Sky shareholders:

•

the merger agreement’s non-solicitation and shareholder approval covenants and the termination fee provisions, which the Sky board of directors understood, while potentially limiting the willingness of a third party to propose a competing business combination transaction with Sky, were a condition to Huntington’s willingness to enter into the merger agreement; in this regard, the Sky board of directors considered the advice of its legal counsel that such arrangements were customary for public company merger transactions and that these provisions, including the level of the termination fee, were consistent with law and the proper exercise of the board’s fiduciary duties;

•

the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger; the Sky board of directors believed that, in view of the terms of the merger agreement, including the merger consideration and the limited conditions to closing and termination rights, these risks were reasonable and likely to be worthwhile to undertake; and

•

the fact that some of Sky’s directors and executive officers have other interests in the merger that are in addition to their interests as Sky shareholders, including as a result of employment and compensation arrangements with Sky and the manner in which they would be affected by the merger. See “—Interests of Certain Persons in the Merger”; in this regard, the Sky board of directors concluded that the merger should be approved notwithstanding the existence of these interests, given both its favorable view of the merger’s financial terms as well its belief that the compensation plans and arrangements giving rise to these interests were reasonable.

The foregoing discussion of the factors considered by the Sky board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Sky board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Sky board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Sky board of directors considered all these factors as a whole, including discussions with, and questioning of, Sky management and Sky’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination. The Sky board of directors also relied on the experience of Sandler O’Neill, its financial advisor, for analyses of the financial terms of the merger and for its opinion as to the fairness of the consideration in the merger to Sky’s shareholders. The Sky board of directors considered Sandler O’Neill’s analyses and opinion taken as a whole, and in doing so was aware that certain of its analyses indicated that the median multiples (including the ratios of transaction price to tangible book value and tangible book premium to core deposits) in selected comparable transactions were higher than the comparable multiples implied by the merger consideration (see page 50 of this joint proxy statement/prospectus), and determined that the Sandler O’Neill analysis and opinion overall supported its decision to adopt and approve the merger agreement and recommend the merger to the Sky shareholders.

For the reasons set forth above, the Sky board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of Sky and its shareholders, and unanimously approved and adopted the merger agreement. The Sky board of directors unanimously recommends that the Sky shareholders vote “FOR” the approval and adoption of the merger agreement.

Opinions of Huntington’s Financial Advisors

In December 2006, Huntington engaged Lehman Brothers and Bear Stearns as its financial advisors with respect to the proposed merger with Sky. At a meeting of the board of directors of Huntington on December 20, 2006, each of Lehman Brothers and Bear Stearns delivered its oral opinion, which was subsequently confirmed in writing, that as of such date, and based upon and subject to the matters set forth therein, the merger consideration to be paid by Huntington in the proposed merger was fair to Huntington from a financial point of view. Each of Lehman Brothers and Bear Stearns has consented to the inclusion of its opinion in this document.

The full text of the written opinions of Lehman Brothers and Bear Stearns, each dated December 20, 2006, are attached to this joint proxy statement/prospectus as Appendix B and C, respectively. You are encouraged to read each of the opinions in its entirety, including the assumptions made, matters considered, procedures followed, and limitations upon the review undertaken in connection with such opinion.

Opinion of Lehman Brothers

In arriving at its opinion, Lehman Brothers reviewed and analyzed:

•	the merger agreement and the specific terms of the merger;

•

publicly available information concerning Huntington and Sky that Lehman Brothers believed to be relevant to its analysis, including each of their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2005 and Quarterly Reports on Form 10-Q for the fiscal quarter ended September 30, 2006;

•

financial and operating information with respect to the business, operations and prospects of Huntington, furnished to Lehman Brothers by Huntington, and of Sky, furnished to Lehman Brothers by Sky, including financial projections of Huntington prepared by the management of Huntington and of Sky prepared by the management of Sky;

•	published estimates of independent research analysts with respect to the future financial performance of each of Huntington and Sky (as applicable to each company, called the “street estimates”);

•

the trading history of Huntington common stock and Sky common stock from December 16, 2005 to December 19, 2006 and a comparison of such trading history with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the historical financial results and present financial condition of Huntington and Sky with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the financial terms of the merger with the financial terms of certain other recent transactions that Lehman Brothers deemed relevant;

•	the relative contributions of Huntington and Sky to the historical and future financial condition and performance of the combined company on a pro forma basis; and

•

the potential pro forma impact of the merger on Huntington, including the cost savings expected by the management of Huntington to result from the combination of the businesses of Huntington and Sky (which we call the “expected savings”) and the effect of the merger on Huntington’s pro forma earnings per share.

In addition, Lehman Brothers had discussions with the management of Huntington and Sky concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information. Lehman Brothers further relied upon the assurances of the managements of Huntington and Sky that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Huntington and Sky, upon advice of Huntington and Sky, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements as to the respective future financial performance of the companies. However, for purposes of its analysis, upon advice of Huntington, Lehman Brothers assumed that the street estimates of each company were a reasonable basis upon which to evaluate their respective future performance and relied upon such street estimates in arriving at its opinion. Additionally, upon advice of Huntington, Lehman Brothers assumed that the amount and timing of the expected savings were reasonable and that the expected savings would be realized substantially in accordance with Huntington’s expectations. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Huntington or Sky and did not make or obtain any evaluations or appraisals of the assets or liabilities of Huntington or Sky. In addition, Lehman Brothers is not an expert in the evaluation of loan portfolios or allowances for loan losses and, upon advice of Huntington, Lehman Brothers assumed that Sky’s current allowances for loan losses would be in the aggregate adequate to cover all such losses. Lehman Brothers’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion. In addition, Lehman Brothers expressed no opinion as to the prices at which shares of Sky common stock would trade at any time following the announcement of the merger or Huntington’s common stock at any time following the announcement or consummation of the merger.

Summary of Lehman Brothers’ Analyses

In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Huntington or Sky, but rather made its determination as to the fairness, from a financial point of view, to Huntington of the consideration to be paid by Huntington in a merger on the basis of financial and comparative analyses.

The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the Huntington Board of Directors. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Brothers opinion.

Comparable Transactions Analysis

Lehman Brothers reviewed 18 transactions involving acquisitions of financial institutions, banks and thrifts nationwide announced between January 1, 2004 and December 19, 2006 with transaction values between $1 billion and $11 billion. Within this group, Lehman Brothers focused on transactions involving banks in the Midwest and Northeast regions as an additional reference point in its valuation analysis. The selected comparable transactions considered by Lehman Brothers were as follows:

PNC Financial Services / Mercantile Bankshares Corp.*	National City Corp. / Fidelity Bankshares Inc.

National City Corp. / Harbor Florida Bancshares Inc.	Citizens Banking Corp. / Republic Bancorp Inc.*

Banco Bilbao Vizcaya Argent SA / Texas Regional Bancshares Inc.	Sovereign Bancorp Inc. / Independence Community Bank Corp.*

TD Banknorth Inc. / Hudson United Bancorp*	Zions Bancorp. / Amegy Bancorp Inc.

BNP Paribas Group / Commercial Federal Corp.*	Capital One Financial Corp. / Hibernia Corp.

TD Bank Financial Group / Banknorth Group Inc.*	Fifth Third Bancorp / First National Bankshares of Florida, Inc.

SunTrust Banks Inc. / National Commerce Financial Corp.	Royal Bank of Scotland Group / Charter One Financial*

BNP Paribas Group / Community First Bankshares*	National City Corp. / Provident Financial*

North Fork Bancorp / GreenPoint Financial Corp.*	Sovereign Bancorp Inc. / Seacoast Financial Services*

*	Denotes transactions involving banks in the Midwest / Northeast regions.

Based on publicly available information, including information obtained from online databases offered by SNL Financial LC, Lehman Brothers considered, among other things, the following financial multiples for each of the selected comparable transactions:

•

The transaction price per share of target stock to the median earnings per share, referred to as EPS, of the target company during the last twelve months, referred to as LTM, immediately preceding announcement of the transaction;

•	The transaction price per share of target stock to the median EPS of the target company for the calendar year at the time of announcement;

•	The transaction price per share of target stock to both book value and tangible book value per share of the target company;

•

The aggregate premium (defined as deal value less tangible book value) paid over tangible book value of the target company to such target company’s aggregate core deposits, which are the total deposits of the target company less certificates of deposits greater than $100,000; and

•	The premiums per share paid by the acquirer compared to the share price of the target company prevailing one day and one week prior to the announcement of the transaction.

The following table summarizes the results from the comparable transactions analysis:

Financial Multiples (median)	All		Midwest/ Northeast
Price to:
LTM EPS	19.2	x	16.6	x
Current Year Estimated EPS	17.0	x	15.7	x
Book Value	2.60	x	2.51	x
Tangible Book Value	3.78	x	3.78	x
Implied Tangible Book Premium to Core Deposits:	31.0%		27.3%
1-Day Market Premium	18.8%		24.7%
1-Week Market Premium	23.2%		28.0%

Because market conditions, transaction rationale and circumstances surrounding each of the selected comparable transactions were specific to each transaction, and because of the inherent differences between the businesses, operations and prospects of Huntington and Sky and the businesses, operations and prospects of the target companies included in the comparable transactions analysis, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable transactions analysis and accordingly made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Huntington, Sky and the target companies included in the comparable transactions analysis that would affect the transaction value of each.

Based upon these judgments, Lehman Brothers selected a range of median financial multiples described above and applied them to corresponding financial data for Sky to calculate a range of implied equity values per share of Sky of $29.00 to $37.00 per share of Sky common stock for all comparable transactions and $29.00 to $34.00 per share of Sky common stock for transactions in the Midwest / Northeast regions. Based on the closing price of Huntington common stock on December 19, 2006, the last trading day prior to the public announcement of the merger, Lehman Brothers calculated an implied value of the merger consideration of $30.22. Lehman Brothers noted that this implied merger consideration of $30.22 per share of Sky common stock to be paid by Huntington in the merger was within the range resulting from the comparable transaction analysis.

Comparable Companies Analysis

In order to assess how the public market values shares of comparable publicly traded companies, Lehman Brothers reviewed and compared specific financial multiples relating to each of Sky and Huntington to corresponding financial multiples for comparable publicly traded companies. Lehman Brothers selected the following comparable companies for each of Sky and Huntington based upon its views as to the comparability of the financial and operating characteristics of these companies to each of Sky and Huntington.

The comparable companies for Sky included:

•	Associated Banc-Corp

•	Commerce Bancshares, Inc.

•	Citizens Republic Bancorp

•	TCF Financial Corporation

•	FirstMerit Corporation

•	First Midwest Bancorp, Inc.

•	Old National Bancorp

•	Park National Corporation

And the comparable companies for Huntington included:

•	PNC Financial Services Group, Inc.

•	Fifth Third Bancorp

•	KeyCorp

•	Comerica Inc.

•	Marshall & Ilsley Corporation

•	Associated Banc-Corp

•	TCF Financial Corporation

Based on publicly available information, Lehman Brothers considered, among other things, the following financial multiples for each of the selected comparable companies:

•	The market price per share of the comparable company’s common stock to the median estimated 2006 EPS of such comparable company;

•	The market price per share of the comparable company’s common stock to the median estimated 2007 EPS of such comparable company;

•	The market price per share of the comparable company’s common stock to both book value and tangible book value per share of such comparable company; and

•	The aggregate premium (defined as market value less tangible book value) paid over tangible book value of the comparable company to such comparable company’s aggregate core deposits.

The market price per share used for this analysis was the closing price for the comparable companies on December 19, 2006.

The following table summarizes the results from the comparable companies analysis:

12/19/2006 Closing Price to:	Sky Comparable Companies (median)		Huntington Comparable Companies (median)
2006E EPS	15.3	x	14.3	x
2007E EPS	14.5	x	13.1	x
Book Value	2.24	x	2.00	x
Tangible Book Value	2.93	x	3.58	x
Core Deposit Premium	22.8%		25.2%

Because of the inherent differences between the businesses, operations and prospects of Huntington and Sky and the businesses, operations and prospects of the comparable companies included in the comparable companies analysis, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis and accordingly made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Huntington, Sky and the comparable companies included in the comparable companies analysis that would affect the public trading value of each. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk between Huntington, Sky and the comparable companies.

Based upon these judgments, Lehman Brothers selected a range of median financial multiples described above and applied them to corresponding financial data of each of Sky and Huntington to calculate a range of implied equity values per share of Sky and Huntington. Lehman Brothers calculated a range of implied equity values per share of Sky using an assumed control premium of 23.2%, which represented a one-week market premium paid in comparable transactions. This analysis resulted in an implied equity value per share of Sky of $32.00 to $37.00 and an implied equity value per share of Huntington of $24.00 to $34.00. Lehman Brothers noted that the implied merger consideration of $30.22 per share of Sky common stock to be paid by Huntington in the merger was below the range of implied equity values per share of Sky and that the closing stock price of Huntington common stock on December 19, 2006 of $24.77 was within the range of implied equity values per share of Huntington.

Discounted Cash Flow Analysis

Lehman Brothers performed a discounted cash flow analysis of Sky and Huntington to calculate the estimated present values of Sky common stock and Huntington common stock. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors applicable to a particular asset. The estimated present values of Sky common stock and Huntington common stock were calculated by adding (i) the present value of dividendable earnings of each company, net of earnings necessary to maintain a minimum ratio of tangible common equity to tangible assets of 6.5%, from June 30, 2007 through December 31, 2011, and (ii) the present value of the “terminal value” of the common stock. For estimating the valuation range for each company on a stand-alone basis, the cash flows were modeled assuming no expected savings from the merger. For determining the valuation range on a combined company basis, the cash flows were modeled assuming the expected savings which management of Huntington expects from the merger are realized and that Huntington management’s estimates of one-time costs resulting from the merger are accurate.

To estimate Sky’s projected cash flows, Lehman Brothers, at the direction of the management of Huntington, used Wall Street analyst consensus estimates for 2006 and 2007 EPS of $1.86 and $2.00, respectively, and an annual long-term EPS growth rate of 7%. In calculating the terminal value of Sky common stock, Lehman Brothers applied multiples ranging from 11.5x to 13.5x based on Sky’s then current forward year earnings multiple, to Sky’s 2012 projected earnings based on the assumptions described above. The projected cash flows and the terminal value were then discounted back to December 19, 2006 using discount rates ranging from 11.0% to 15.0%, which rates Lehman Brothers viewed as the appropriate range for a company with Sky’s risk characteristics. Based on the above assumptions, Lehman Brothers calculated a range of implied equity values of $23.00 to $25.00 per share of Sky common stock on a stand-alone basis and $28.00 to $34.00 per share of Sky common stock on a combined company basis.

To estimate Huntington’s projected cash flows, Lehman Brothers, at the direction of the management of Huntington, used Wall Street analyst consensus estimates for 2006 and 2007 EPS of $1.82 and $1.87, respectively, and an annual long-term EPS growth rate of 7%. In calculating the terminal value of Huntington common stock, Lehman Brothers applied multiples ranging from 12.0x to 14.0x based on Huntington’s then current forward year earnings multiple, to Huntington’s 2012 projected earnings based on the assumptions described above. The projected cash flows and the terminal value were then discounted back to December 19, 2006 using discount rates ranging from 11.0% to 15.0%, which rates Lehman Brothers viewed as the appropriate range for a company with Huntington’s risk characteristics. Based on the above assumptions, Lehman Brothers calculated a range of implied equity values per share of Huntington of $22.00 to $27.00 per share of Huntington common stock.

Lehman Brothers noted that the implied merger consideration of $30.22 per Sky share to be paid by Huntington was within the range of implied equity values per share of Sky on a combined company basis and that the closing stock price of Huntington common stock on December 19, 2006 of $24.77 was within the range of implied equity values per share of Huntington.

Pro Forma Analysis

Lehman Brothers analyzed the potential pro forma impact on Huntington of the merger on the future financial condition and performance of Huntington, reflected in the pro forma earnings per share of Huntington. Lehman Brothers, at the direction of the management of Huntington, used street estimates for both Sky and

Huntington for 2007 EPS and annual long-term EPS growth rates of 7%. This analysis indicated that the merger would be accretive to Huntington’s earnings per share determined in accordance with generally accepted accounting principles by 0.69% in 2007 and 4.50% in 2008. The financial forecasts and estimates underlying this analysis are subject to substantial uncertainty and, therefore, actual results may be substantially different.

Historical Exchange Ratio

Lehman Brothers reviewed the average ratios of the implied merger consideration of $30.22 to the daily closing share prices of Huntington common stock for the one-year, three-year and five-year periods ended December 19, 2006. The following table reflects the results of the analysis:

Sky /Huntington
Transaction	1.22x
1-Year Average	1.26x
3-Year Average	1.28x
5-Year Average	1.40x
5-Year High	1.88x
5-Year Low	1.19x

Lehman Brothers noted that the ratio of Sky common stock to Huntington common stock implied by the merger consideration, assuming an all-stock deal of 1.22x, was below the average ratios of historical trading prices of Sky common stock to Huntington common stock in this period.

Contribution Analysis

Using publicly available information for Huntington and Sky for the fiscal quarter ended September 30, 2006 as well as Wall Street consensus estimates for both Huntington and Sky for 2007 EPS and annual long-term EPS growth rates at the direction of the management of Huntington, Lehman Brothers analyzed the respective contributions of Huntington and Sky to certain balance sheet items as of September 30, 2006 (Sky’s balance sheet data pro forma for acquisitions that were pending as of September 30, 2006). Additionally, Lehman Brothers analyzed respective contributions of Huntington and Sky to net income of the combined company for calendar years 2007 and 2008 with and without cost savings expected following the proposed merger. In particular, Lehman Brothers focused on the relative contributions to calendar year 2008 net income to the combined company, assuming 100% of the cost savings as estimated by the management of Huntington. The following table sets forth the results of this analysis:

			Contribution
	Huntington	Sky	Huntington	Sky
	($ in millions, except per share data)
Market Capitalization	$5,886	$2,820	67.6%	32.4%

Balance Sheet
Total Assets	$35,662	$17,808	66.7%	33.3%
Total Loans, Net	26,081	12,678	67.5	32.5
Total Deposits	24,738	13,178	65.2	34.8
Common Equity	3,130	1,858	62.7	37.3
Tangible Common Equity	2,497	1,042	70.6	29.4

Earnings
Net Income—2007 Projected	$441	$235	65.2%	34.8%
Net Income—2007 (w / 37.5% cost saving phased-in)	441	264	62.5	37.5
Net Income—2008 Projected	458	251	64.6	35.4
Net Income—2008 Projected (w / 100% cost saving phased-in)	458	333	57.9	42.1

Pro Forma Ownership at 1.220x Exchange Ratio	—	—	61.8%	38.2%

Lehman Brothers noted that the pro forma ownership of the combined company implied by the merger consideration of 1.22x, assuming an all-stock deal, was below the contribution percentage implied by Sky’s 2008 net income contribution to the combined company, assuming 100% of cost savings as estimated by the management of Huntington.

Opinion of Bear Stearns

In connection with rendering its opinion, Bear Stearns:

•	reviewed a draft of the merger agreement, dated December 20, 2006;

•

reviewed Huntington’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 and its Current Reports on Form 8-K filed since December 31, 2005;

•

reviewed Sky’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 and its Current Reports on Form 8-K filed since December 31, 2005;

•

reviewed certain operating and financial information relating to Huntington’s business and prospects, including estimates for the year ending December 31, 2007, all as prepared and provided to Bear Stearns by Huntington management;

•

reviewed certain operating and financial information relating to Sky’s business and prospects, including estimates for the year ending December 31, 2007, all as prepared and provided to Bear Stearns by Sky management;

•	reviewed certain estimates of cost savings and other combination benefits expected to result from the merger, all as prepared and provided to Bear Stearns by Huntington management;

•	met with certain members of Huntington’s senior management to discuss Huntington’s and Sky’s respective businesses, operations, historical and projected financial results and future prospects;

•	met with certain members of Sky’s senior management to discuss Sky’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the shares of Huntington common stock and Sky common stock;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to Huntington and Sky;

•	reviewed the terms of recent mergers and acquisitions involving companies which Bear Stearns deemed generally comparable to Sky;

•	reviewed the pro forma financial results, financial condition and capitalization of Huntington giving effect to the merger; and

•	conducted such other studies, analyses, inquiries and investigations as it deemed appropriate.

Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with it by Huntington and Sky or obtained by it from public sources, including, without limitation, the estimates and synergy estimates referred to above. With respect to the estimates and synergy estimates, Bear Stearns relied on representations that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of each of Huntington and Sky, respectively, as to the expected future performance of Huntington and Sky. Bear Stearns did not assume any responsibility for the independent verification of any such information, including, without limitation, the estimates and synergy estimates, and Bear Stearns further relied upon the assurances of the senior management of each of Huntington and Sky that they were unaware of any facts that would make the information, estimates or synergy estimates incomplete or misleading.

In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of Huntington and Sky, nor was Bear Stearns furnished with any such appraisals. Accordingly, Bear Stearns did not make an independent evaluation of the adequacy of the allowance for loan and lease losses, referred to as ALLL, for Huntington and Sky, nor did Bear Stearns conduct any review of the credit files of Huntington or Sky and, as a result, Bear Stearns assumed that the respective ALLL for Huntington and Sky were adequate to cover such future loan and lease losses and will be adequate on a pro forma basis for the combined company. Bear Stearns has assumed that the merger will qualify as a tax-free “reorganization” within the meaning of Code Section 368(a). Bear Stearns assumed that the merger will be consummated in a timely manner and in accordance with the terms of the merger agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Huntington, Merger Sub or Sky. In addition, Bear Stearns assumed that Sky has no contingent liabilities resulting from its acquisition of Union Federal Bank of Indianapolis and its parent company, Waterfield Mortgage Company, Inc.

Bear Stearns did not express any opinion as to the price or range of prices at which the shares of common stock of Huntington and Sky may trade subsequent to the announcement or consummation of the merger.

Summary of Bear Stearns’ Analyses

The following is a brief summary of the material financial analyses performed by Bear Stearns and presented to Huntington’s board of directors in connection with rendering its fairness opinion. Huntington did not provide specific instructions to, or place any limitations on, Bear Stearns with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial analyses, the summary data and tables must be read together with the full text of the analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Bear Stearns’ financial analyses.

Implied Value of Merger Consideration. Bear Stearns calculated an implied value of the merger consideration of approximately $30.22 per share based on Huntington’s closing stock price of $24.77 on December 19, 2006.

Comparable Company Analysis. Bear Stearns reviewed and compared certain financial information and valuation multiples of Sky with similar data of selected publicly traded banks located in the Midwest and Pennsylvania between $1.0 billion and $5.0 billion in market capitalization that Bear Stearns deemed to be comparable to Sky. The selected banks included:

•	Associated Banc-Corp

•	TCF Financial Corporation

•	Commerce Bancshares, Inc.

•	Fulton Financial Corporation

•	Citizens Banking Corporation

•	FirstMerit Corporation

•	First Midwest Bancorp, Inc.

•	UMB Financial Corporation

•	Susquehanna Bancshares, Inc.

•	Park National Corporation

•	MB Financial, Inc.

•	Corus Bankshares, Inc.

•	Old National Bancorp

•	Wintrust Financial Corporation

•	F.N.B. Corporation

•	First Commonwealth Financial Corporation

The historical financial data used was based on publicly available financial statements for each of the selected banks. Estimates of earnings for the selected banks were based on consensus estimates provided by First Call. Sky’s estimated earnings, book value and tangible book value were adjusted to account for acquisitions made in the fourth quarter of 2006.

Bear Stearns applied multiple ranges based on the comparable company analysis to corresponding financial data for Sky, including estimates provided by Sky management. The comparable company analysis indicated various implied reference ranges of value per share of Sky common stock (with and without estimated synergies of $6.40 to $7.41 per share of Sky common stock), as compared to the implied value of the merger consideration of approximately $30.22 per share based on Huntington’s closing stock price of $24.77 on December 19, 2006. The following table summarizes the results of the comparable company analysis:

Stock Price as a multiple of:	Median	Mean	Implied Reference Range w/o Synergies	Implied Reference Range w/Synergies
LTM Core EPS	16.3x	16.0x	$27.55 – $29.45	$33.95 – $36.86
2007 Estimated EPS	14.9x	14.9x	27.00 – 29.00	33.40 – 36.41
Book Value Per Share	1.91x	1.99x	28.66 – 31.84	35.06 – 39.25
Tangible Book Value Per Share	2.58x	2.88x	24.11 – 25.90	30.51 – 33.31

Comparable Precedent Transaction Analysis. Bear Stearns reviewed and compared publicly available information and transaction multiples for certain pending and completed merger and acquisition transactions between $2 billion and $4 billion in the U.S. banking industry. The selected transactions considered by Bear Stearns included:

•	TD Bank Financial Group / Banknorth Group Inc.

•	BB&T Corp. / First Virginia Banks Inc.

•	M&T Bank Corp. / Allfirst Financial Inc.

•	Wells Fargo & Co. / First Security Corp.

•	ABN AMRO Holding NV / Michigan National Corp.

•	BNP Paribas Group / BancWest Corp.

•	BNP Paribas Group / United California Bank

•	Royal Bank of Canada / Centura Banks Inc.

•	Banco Bilbao Vizcaya Argent SA / Texas Regional Bancshares Inc.

•	National City Corp. / Provident Financial Group Inc.

Bear Stearns also reviewed and compared publicly available information and transaction multiples for certain pending and completed merger and acquisition transactions involving Midwest and Pennsylvania banks with a deal value between $1 billion and $5 billion. These selected transactions included:

•	Fifth Third Bancorp / Old Kent Financial Corp.

•	ABN AMRO Holding NV / Michigan National Corp.

•	National City Corp. / Provident Financial Group Inc.

•	BNP Paribas Group / Community First Bankshares

•	Citizens Banking Corp. / Republic Bancorp Inc.

•	M&T Bank Corp. / Keystone Financial Corporation

For each transaction, ratios were based on the most recent publicly reported data prior to the announcement of the transaction, in each case to the extent available.

Bear Stearns applied multiple ranges based on the comparable precedent transaction analysis to corresponding financial data for Sky, including estimates provided by Sky management. Sky’s estimated earnings, book value and tangible book value were adjusted to account for acquisitions made in the fourth quarter of 2006. The comparable precedent transaction analysis indicated various implied reference ranges of value per share of Sky common stock, as compared to the implied value of the merger consideration of approximately $30.22 per share based on Huntington’s closing stock price of $24.77 on December 19, 2006. The following table summarizes the results of the comparable precedent transaction analysis:

Stock Price as a multiple of:	Median U.S. Transactions	Median Midwest and PA Transactions	Implied Reference Range
LTM Core EPS	18.1x	17.3x	$30.40 – $34.20
Next Fiscal Year EPS	15.6x	14.3x	28.00 – 32.00
Book Value Per Share	2.23x	2.39x	35.02 – 38.21
Tangible Book Value Per Share	3.06x	2.77x	25.00 – 28.58

Pro Forma Merger Analysis. Bear Stearns analyzed the pro forma effect of the merger on the earnings per share of Huntington. For the purposes of this analysis, Bear Stearns assumed: (i) projected earnings of Huntington and Sky as provided by Huntington and Sky management, respectively; (ii) Huntington management’s estimate of fully phased-in synergies of 25% of core operating expenses; and (iii) a restructuring charge equal to 150% of fully-phased-in cost savings. Bear Stearns estimated that, based on the assumptions described above, the pro forma impact of the merger would be accretive to both GAAP and cash earnings per share of Huntington in the first full year following the merger, assuming a closing date in mid-2007.

General

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and methods of financial and comparative analyses and the application of those methods to the particular circumstances involved. Such an opinion is therefore not readily susceptible to partial analysis or summary description. Each of the Lehman Brothers opinion and the Bear Stearns opinion, therefore, must be considered as a whole; taking portions of the analyses or factors set forth in the opinion, without considering all analyses and factors as a whole, could create an incomplete and misleading picture of the processes underlying such opinion and the analyses and factors considered in rendering such opinion. In arriving at their respective opinions, Lehman Brothers and Bear Stearns did not attribute any particular weight to any one analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Lehman Brothers and Bear Stearns each arrived at its opinion based on the totality of the factors considered and the analyses performed by it and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion.

Lehman Brothers and Bear Stearns each based its analyses on assumptions it deemed reasonable, including assumptions concerning general business and economic conditions, industry performance and other matters, many of which are beyond the control of Huntington or Sky. The analyses performed, particularly those based on estimates and forecasts, and any such estimates or forecasts, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in or suggested by such analyses. None of the public companies used in the comparable company analysis described above are identical to Huntington or Sky, and none of the precedent transactions used in the precedent transactions analysis described above are identical to the merger. Accordingly, an analysis of publicly traded comparable companies and comparable precedent transactions is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and precedent transactions and other factors that could affect the value of Huntington and the public trading values of the companies and precedent transactions to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold or purchased or at which any securities may trade at the present time or at any time in the future. None of Huntington, Sky, Lehman Brothers, Bear Stearns or any other person assumes responsibility if future results are materially different from those discussed.

The services and opinions of Lehman Brothers and Bear Stearns were provided for the benefit and use of the Huntington board of directors in connection with its consideration of the proposed merger. Neither the Lehman Brothers opinion nor the Bear Stearns opinion is intended to be or constitute a recommendation to Huntington’s board or directors or Huntington’s shareholders as to how to vote with respect to the proposed merger. Neither Lehman Brothers nor Bear Stearns was requested to opine as to, and neither of their respective opinions addresses, Huntington’s underlying business decision to proceed with the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Huntington, the financing for the merger, or the effects of any other transaction in which Huntington might engage. The consideration to be paid to Sky shareholders in the merger was determined as a result of negotiation between Huntington and Sky in connection with the merger. Each of the opinions is subject to the assumptions and conditions contained in such opinion and is necessarily based on economic, market and other conditions and the information made available to Lehman Brothers and Bear Stearns, as applicable, as of the date of such opinion.

Lehman Brothers and Bear Stearns are both internationally recognized investment banking firms, and, as part of their respective investment banking businesses, each is regularly engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions; underwritings, private placements and other securities offerings; senior credit financings; valuations; and general corporate advisory services. Huntington’s board of directors selected Lehman Brothers and Bear Stearns as its financial advisors because of their respective reputation and experience advising companies in the financial institutions industry generally, as well as their substantial experience in transactions comparable to the merger.

Huntington has entered into separate letter agreements with Lehman Brothers and Bear Stearns dated December 4, 2006 and December 11, 2006, respectively, in connection with their engagements as Huntington’s financial advisors with respect to the proposed merger with Sky. Pursuant to the terms of the Lehman Brothers engagement letter, Huntington has agreed to pay Lehman Brothers $2,100,000 in connection with the rendering of its fairness opinion and an additional fee of $7,900,000 contingent upon the consummation of the merger. Pursuant to the terms of the Bear Stearns engagement letter, Huntington has agreed to pay Bear Stearns $2,000,000 in connection with the rendering of its fairness opinion and an additional fee of $2,000,000 contingent upon consummation of the merger. In addition, Huntington has agreed to reimburse each of Lehman Brothers and Bear Stearns for its reasonable out-of-pocket expenses incurred in connection with the engagement and to indemnify each firm and certain related parties against certain liabilities that may arise out of its engagement and the rendering of its opinion. Lehman Brothers has provided various investment banking services to Huntington and Sky in the past. During the last two years, Lehman Brothers completed the following one transaction for Huntington. In March 2006, Lehman Brothers executed an interest rate derivative trade for Huntington and received a fee of $62,350. Lehman Brothers also expects to perform various investment banking services to the combined company in the future and expects to receive customary fees for the rendering of those services. Bear Stearns may provide financing for the merger to Huntington and may also provide investment banking and other services to Huntington in the future, for which it would expect to receive customary compensation. In the ordinary course of its business, each of Lehman Brothers and Bear Stearns and their respective affiliates may actively trade in the equity and debt securities and loans of Huntington and Sky for their own accounts and the accounts of their customers and, accordingly, may at any time hold long or short positions in such securities or loans.

Opinion of Sky’s Financial Advisor

Sky retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Sky in connection with the proposed merger and participated in certain of the negotiations leading up to the execution of the merger agreement. At the December 19, 2006 meeting at which Sky’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing that, as of such date, the consideration to be received in the transaction was fair to Sky’s shareholders from a financial point of view. Sandler O’Neill has consented to the inclusion of its opinion in this document. The full text of Sandler O’Neill’s opinion is attached as Appendix D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge Sky shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the board of Sky and is directed only to the fairness of the merger consideration to Sky shareholders from a financial point of view. It does not address the underlying business decision of Sky to engage in the merger or any other aspect of the merger and is not a recommendation to any Sky shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its December 19, 2006 opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the merger agreement;

(2) certain publicly available financial statements and other historical financial information of Sky that Sandler O’Neill deemed relevant;

(3) certain publicly available financial statements and other historical financial information of Huntington that Sandler O’Neill deemed relevant;

(4) consensus financial estimates for the year ending December 31, 2006 as published by I/B/E/S; consensus financial estimates for the year ending December 31, 2007 as published by I/B/E/S and discussed with senior management of Sky; and an estimated long-term earnings per share growth rate provided by and discussed with senior management of Sky for the years thereafter;

(5) consensus earnings per share estimates for Huntington for the years ending December 31, 2006 and 2007 as published by I/B/E/S and a long-term earnings per share growth rate as published by I/B/E/S and discussed with senior management of Huntington;

(6) the pro forma financial impact of the merger on Huntington, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies estimated by the senior management of Huntington and as discussed with the senior management of Sky and Huntington;

(7) the publicly reported historical price and trading activity for the common stock of Sky and Huntington, including a comparison of certain financial and stock market information for Sky and Huntington with similar publicly available information for certain other companies the securities of which are publicly traded;

(8) to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking industry;

(9) the current market environment generally and the banking environment in particular; and

(10) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Sky the business, financial condition, results of operations and prospects of Sky and held similar discussions with certain members of senior management of Huntington regarding the business, financial condition, results of operations and prospects of Huntington.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial information, projections, estimates and other information that was available to it from public sources, that was provided to it by Sky and Huntington or their respective representatives or that was otherwise reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of senior management of Sky and Huntington that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and they did not assume any responsibility or liability for the accuracy or completeness thereof.

With respect to the financial estimates and the anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and other information prepared by and/or reviewed with the management of Sky and Huntington and used by Sandler O’Neill in its analyses, Sky and Huntington management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of the respective management with respect thereto. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Sky or Huntington or any of their subsidiaries, or the collectibility of any such assets, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Sky or Huntington nor did it review any individual credit files relating to Sky or Huntington. Sandler O’Neill assumed, with Sky’s consent, that the respective allowances for loan losses for both Sky and Huntington were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Sandler O’Neill also assumed that there had been no material change in Sky’s and Huntington’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to it. Sandler O’Neill assumed in all respects material to its analysis that Sky and Huntington will remain as going concerns for all periods relevant to Sandler O’Neill’s analyses, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Sandler O’Neill expressed no opinion as to any of the legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of the opinion. In addition, Sandler O’Neill expressed no opinion as to what the value of Huntington’s common stock will be when issued to

Sky’s shareholders pursuant to the merger agreement or the prices at which Sky’s and Huntington’s common stock may trade at any time. Although Sandler O’Neill evaluated the fairness, from a financial point of view, to Sky’s shareholders of the consideration to be paid by Huntington in the merger, Sandler O’Neill was not requested to, and did not, recommend the specific consideration to be paid in the proposed transaction, which was determined through negotiation between Huntington and Sky.

In rendering its December 19, 2006 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is necessarily not susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Sky or Huntington and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Sky or Huntington and the companies to which they are being compared.

The financial estimates used and relied upon by Sandler O’Neill in its analyses were the publicly available estimates for Sky and Huntington, which were discussed with management of Sky and Huntington, respectively. These earnings estimates and all estimates of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger were reviewed with the senior managements of Huntington and Sky. Sandler O’Neill expressed no opinion as to such financial estimates or the assumptions on which they were based. These estimates, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such estimates.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Sky, Huntington and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Sky board at its December 19, 2006 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Sky’s common stock or Huntington’s common stock or the prices at which Sky’s or Huntington’s common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based on Huntington’s closing price of $24.86 on December 18, 2006, Sandler O’Neill calculated an implied transaction value of $30.22 per Sky share. Based upon per-share financial information for Sky for the twelve months ended November 30, 2006 which includes the acquisition of Waterfield Mortgage Company, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction value/Estimated 2006 Earnings Per Share	16.3	x
Transaction value/Estimated 2007 Earnings Per Share	15.2	x
Transaction value/Tangible book value per share	339%
Tangible book premium/Core deposits¹	23.3%
Market Premium²	24.9%

¹	Assumes Sky’s total core deposits as of November 30, 2006 are $10.7 billion. Excludes CDs greater than $100,000.
²	Based on Sky’s closing price of $24.28 per share as of December 18, 2006.

The aggregate offer value was approximately $3.599 billion, based upon 116,677,209 shares of Sky common stock outstanding and including the intrinsic value of options to purchase an aggregate of 6,972,000 shares with a weighted average strike price of $21.48 per share. Sandler O’Neill noted that the transaction value represented a 24.9% premium over the December 18, 2006 closing price of Sky’s publicly traded common stock.

Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of Sky’s and Huntington’s common stock for the one-year and three-year periods ended December 18, 2006. As described below, Sandler O’Neill then compared the relationship between the movements in the prices of Sky’s and Huntington’s common stock to movements in the prices of the NASDAQ Bank Index, the S&P 500 Index, and the S&P Bank Index. During both the one- and three-year periods ended December 18, 2006, Sky underperformed each of the indices to which it was compared.

Sky’s Stock Performance

	Beginning Index Value December 18, 2005	Ending Index Value December 18, 2006
Sky	100.0%	84.8%
NASDAQ Bank Index	100.0	107.0
S&P 500 Index	100.0	112.2
S&P Bank Index	100.0	109.3

	Beginning Index Value December 18, 2003	Ending Index Value December 18, 2006
Sky	100.0%	94.4%
NASDAQ Bank Index	100.0	117.8
S&P 500 Index	100.0	130.6
S&P Bank Index	100.0	124.2

During the one-year period and the three-year period ended December 18, 2006, Huntington underperformed each of the indices to which it was compared.

Huntington’s Stock Performance

	Beginning Index Value December 18, 2005	Ending Index Value December 18, 2006
Huntington	100.0%	101.9%
NASDAQ Bank Index	100.0	107.0
S&P 500 Index	100.0	112.2
S&P Bank Index	100.0	109.3

	Beginning Index Value December 18, 2003	Ending Index Value December 18, 2006
Huntington	100.0%	112.5%
NASDAQ Bank Index	100.0	117.8
S&P 500 Index	100.0	130.6
S&P Bank Index	100.0	124.2

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Sky and Huntington with groups of financial institutions selected by Sandler O’Neill for Sky and Huntington, respectively. For Sky, the peer group consisted of the following publicly traded regional banking institutions each having a market capitalization greater than $1.9 billion as of December 18, 2006:

Sky Peer Group

Associated Banc-Corp	First Horizon National Corp.
BOK Financial Corp.	Fulton Financial Corp.
City National Corp.	Huntington Bancshares Inc.
Colonial BancGroup Inc.	South Financial Group Inc.
Commerce Bancshares Inc.	Synovus Financial Corp.
Compass Bancshares Inc.	TCF Financial Corp.
First Citizens BancShares Inc.	Valley National Bancorp

The analysis compared publicly available financial information for Sky as of and for the twelve months ended November 30, 2006, which includes the acquisition of Waterfield Mortgage Company, with that of the Sky peer group as of and for the twelve-month period ended September 30, 2006. The table below sets forth the data for Sky and the median data for the Sky peer group, with pricing data as of December 18, 2006.

Comparable Group Analysis

	Sky		Sky Peer Group
Total Assets ($mm)	$17,806		$16,373
Tangible equity/Tangible assets	6.16%		6.61%
Last Twelve Months Return on Average Assets	1.30%		1.38%
Last Twelve Months Return on Average Equity	13.0%		16.3%
Price/Tangible book value per share	271%		283%
Price/2006 Estimated Earnings per share¹	13.1	x	15.2	x
Price/2007 Estimated Earnings per share¹	12.2	x	14.7	x
Price/52-Week High Price per share	84.6%		95.0%
Market Capitalization ($mm)	$2,833		$3,542

¹	Based upon publicly available median I/B/E/S estimates for Sky, which were confirmed and discussed with management of Sky.

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Huntington with the following group of publicly traded commercial banking institutions with total assets between $17.0 and $60.0 billion.

Huntington Peer Group

Associated Banc-Corp	First Horizon National Corp.
BOK Financial Corp.	M&T Bank Corp.
Colonial BancGroup Inc.	Marshall & Ilsley Corp.
Comerica Inc.	Synovus Financial Corp.
Commerce Bancorp Inc.	UnionBanCal Corp.
Compass Bancshares Inc.	Zions Bancorp.

The analysis compared publicly available financial information for Huntington as of and for September 30, 2006 with that of each of the companies in the Huntington peer group, in each case as of and for the twelve months ended September 30, 2006. The table below sets forth the data for Huntington and the median data for the Huntington peer groups, with pricing data as of December 18, 2006.

Comparable Group Analysis

	Huntington		Huntington Peer Group
Total Assets ($mm)	$35,662		$41,690
Tangible equity/Tangible assets	7.13%		6.13%
Last Twelve Months Return on Average Assets	1.38%		1.42%
Last Twelve Months Return on Average Equity	16.8%		14.6%
Price/Tangible book value per share	237%		305%
Price/2006 Estimated Earnings per share¹	13.6	x	15.0	x
Price/2007 Estimated Earnings per share¹	13.3	x	14.3	x
Price/52-Week High Price per share	99.6%		97.5%
Market Capitalization ($mm)	$5,915		$8,114

¹	Based upon publicly available median I/B/E/S estimates for Huntington, which were discussed with management of Huntington.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 13 merger transactions announced nationwide from January 1, 2004 through December 18, 2006 involving the acquisitions of commercial banking institutions with announced transaction values greater than $1 billion. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings, transaction price to next year’s estimated earnings, transaction price to tangible book value, tangible book premium to core deposits, and premium to market value. The median multiples from this nationwide group was compared to the proposed transaction ratios.

Comparable Transaction Metrics

	Huntington/Sky Metric		Median Nationwide Metric
Transaction price/Last twelve months earnings per share	16.3	x	16.5	x
Transaction price/Estimated 2007 earnings per share	15.2	x	15.7	x
Transaction price/Tangible book value	339	%¹	373%
Tangible book premium/Core deposits	23.3	%²	27.3%
Market Premium	24.9	%³	20.5%

[1]	Data as of November 30, 2006 (includes the acquisition of Waterfield Mortgage Company).
[2]	Assumes Sky’s core deposits total $10.7 billion as of November 30, 2006.
[3]	Based on Sky’s closing price of $24.28 per share as of December 18, 2006.

Discounted Cash Flow Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax cash flows of Sky through December 31, 2009 under various circumstances, assuming Sky’s core dividend payout ratio of 53.0% and that Sky performed in accordance with the earnings and growth estimates reviewed with and confirmed by management of Sky. To approximate the terminal value of Sky common stock at December 31, 2009, Sandler O’Neill applied price to earnings multiples ranging from 12.0x to 19.5x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Sky common stock. In addition, the terminal value of Sky’s common stock at December 31, 2009 was calculated using a 13.0x price to last twelve months earnings multiple applied to a range of discounts and premiums to the estimated net income of Sky. The range applied to the estimated net income was 25% under the estimated amount to 25% over the estimated amount, using a range of price to earnings multiples from 12.0x to 19.5x for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Sky’s common stock of $19.63 to $35.82 when applying the price to earnings multiples to the matched estimates and $17.12 to $41.63 when applying the discount rates and a 13.0x price to earnings multiple to the -25% / +25% estimates.

	Earnings Per Share Multiples
Discount Rate	12.0x	13.5x	15.0x	16.5x	18.0x	19.5x
9.0%	$23.15	$25.68	$28.22	$30.75	$33.29	$35.82
10.0%	22.51	24.97	27.43	29.89	32.35	34.81
11.0%	21.89	24.28	26.67	29.06	31.45	33.84
12.0%	21.29	23.61	25.93	28.26	30.58	32.90
13.0%	20.72	22.97	25.23	27.48	29.74	31.99
14.0%	20.17	22.36	24.55	26.74	28.93	31.12
15.0%	19.63	21.76	23.89	26.02	28.15	30.28

With Estimated Net Income Variance:

	Earnings Per Share Multiples
Net Income Variance	12.0x	13.5x	15.0x	16.5x	18.0x	19.5x
-25.0%	$17.12	$18.91	$20.71	$22.50	$24.29	$26.09
-20.0%	18.08	19.99	21.90	23.81	25.73	27.64
-15.0%	19.03	21.06	23.10	25.13	27.16	29.19
-10.0%	19.99	22.14	24.29	26.44	28.60	30.75
-5.0%	20.94	23.22	25.49	27.76	30.03	32.30
0.0%	21.90	24.29	26.68	29.07	31.47	33.86
5.0%	22.86	25.37	27.88	30.39	32.90	35.41
10.0%	23.81	26.44	29.07	31.70	34.33	36.96
15.0%	24.77	27.52	30.27	33.02	35.77	38.52
20.0%	25.73	28.60	31.47	34.33	37.20	40.07
25.0%	26.68	29.67	32.66	35.65	38.64	41.63

In connection with its analyses, Sandler O’Neill considered and discussed with the Sky board of directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted cash flow and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Sandler O’Neill performed an analysis that estimated the future stream of after-tax cash flows of Huntington through December 31, 2009 under various circumstances, assuming Huntington’s core dividend payout ratio of

55.6% and that Huntington performed in accordance with the earnings and growth estimates reviewed with management of Huntington. To approximate the terminal value of Huntington common stock at December 31, 2009, Sandler O’Neill applied price to earnings multiples ranging from 12.0x to 19.5x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Huntington common stock. In addition, the terminal value of Huntington’s common stock at December 31, 2009 was calculated using a 13.0x price to the last twelve months earnings multiple applied to a range of discounts and premiums to the estimated net income of Huntington. The range applied to the estimated net income was 25% under the estimated amount to 25% over the estimated amount, using a range of price to earnings multiples from 12.0x to 19.5x for the tabular analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share for Huntington’s common stock of $19.76 to $35.15 when applying the price to earnings multiples to the matched estimates and $17.13 to $40.77 when applying the discount rates and a 13.0x price to earnings multiples to the -25% / +25% estimates.

	Earnings Per Share Multiples
Discount Rate	12.0x	13.5x	15.0x	16.5x	18.0x	19.5x
9.0%	$22.94	$25.38	$27.83	$30.27	$32.71	$35.15
10.0%	22.36	24.74	27.11	29.49	31.87	34.25
11.0%	21.80	24.12	26.43	28.74	31.06	33.37
12.0%	21.26	23.52	25.77	28.02	30.27	32.52
13.0%	20.75	22.94	25.13	27.32	29.52	31.71
14.0%	20.24	22.38	24.51	26.65	28.79	30.92
15.0%	19.76	21.84	23.92	26.00	28.08	30.16

With Estimated Net Income Variance:

	Earnings Per Share Multiples
Net Income Variance	12.0x	13.5x	15.0x	16.5x	18.0x	19.5x
-25.0%	$17.13	$18.86	$20.59	$22.32	$24.05	$25.78
-20.0%	18.05	19.90	21.74	23.59	25.43	27.28
-15.0%	18.97	20.93	22.89	24.85	26.81	28.77
-10.0%	19.90	21.97	24.05	26.12	28.20	30.27
-5.0%	20.82	23.01	25.20	27.39	29.58	31.77
0.0%	21.74	24.05	26.35	28.66	30.97	33.27
5.0%	22.66	25.08	27.51	29.93	32.35	34.77
10.0%	23.59	26.12	28.66	31.20	33.73	36.27
15.0%	24.51	27.16	29.81	32.46	35.12	37.77
20.0%	25.43	28.20	30.97	33.73	36.50	39.27
25.0%	26.35	29.24	32.12	35.00	37.88	40.77

In connection with its analyses, Sandler O’Neill considered and discussed with the Sky board of directors how the present value analyses of Huntington would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted cash flow and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes on June 30, 2007; (2) $30.22 implied transaction value per share, consisting of $3.023 cash plus the product of 1.098 and the Huntington closing price on December 18, 2006; (3) earnings per share estimates for 2006 and 2007 of $1.83 and $1.88 for Huntington, respectively, and $1.86 and $1.99 for Sky, respectively; (4) 2008 earnings per share estimates are derived using 6% growth rate for each company applied to the 2007 earnings per share estimates; (5) no purchase accounting adjustments related to securities; (6) 25% cost savings on Sky’s non-interest expense base or $108 million plus an additional $27 million in savings attributable to Huntington’s initiatives, 50% of which is phased-in in 2007; (7) 6.0% pre-tax cost of cash used to fund the deal; (8) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior managements of Sky and Huntington; and (9) 3.0% core deposit intangible amortized over 10 years using sum of years digits methodology.

Based upon those assumptions, Sandler O’Neill’s analysis indicated that during the years ended December 31, 2007 and December 31, 2008 the merger would be dilutive to Huntington’s GAAP earnings per share in 2007, accretive to Huntington’s GAAP earnings per share in 2008, and accretive to Huntington’s cash earnings per share in 2007 and 2008.

From the perspective of a Sky shareholder, the analysis indicated that at the years ended December 31, 2007 and December 31, 2008, the merger would be accretive to Sky’s earnings per share, tangible book value per share and dividends per share. The actual results achieved by the combined company may vary from estimated results and the variations may be material.

Sandler O’Neill Relationship. Sky has agreed to pay Sandler O’Neill a transaction fee in connection with the merger equal to $17,217,219, of which $3,443,444 was paid upon the signing of the merger agreement and an additional $750,000 was paid upon the rendering by Sandler O’Neill of its opinion, with the balance to be due and payable on the day of closing of the merger. Sky has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has in the past provided certain investment banking services to Sky and has received compensation for such services, most recently in connection with Sky’s acquisition of Waterfield Mortgage Company. Furthermore, certain principals of Sandler O’Neill are shareholders of Sky. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Sky and Huntington and their affiliates. Sandler O’Neill may also actively trade the debt or equity securities of Sky and/or Huntington or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. During 2007, 2006 and 2005, Sandler O’Neill received in the aggregate approximately $1.3 million in investment banking fees in connection with Sky’s acquisition of Waterfield Mortgage Company. During the same period Sandler O’Neill also received approximately in the aggregate $1.74 million of fixed income and equity sales commissions from Sky.

Financial Forecasts

Prior to entering into the merger agreement, the parties exchanged with each other and their respective financial advisors certain financial forecasts. Certain of the financial analyses prepared by Lehman Brothers and Bear Stearns utilized internal management estimates for Huntington and Sky provided by Huntington’s and Sky’s management, respectively. Huntington’s internal management estimate of 2007 earnings was within the range of the earnings guidance provided by Huntington in its 2006 fourth quarter earnings release. In the earnings release, Huntington stated that its full-year targeted GAAP earnings were $1.87 to $1.92 per share, inclusive of $0.01 accretion impact from the merger. Sky’s internal management estimate of 2007 earnings was $2.00 per share, which was consistent with publicly available consensus analyst estimates. These financial data were prepared for internal budgeting and other purposes, and were not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial Information or generally accepted accounting principles. The exchanged financial forecasts are not facts and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the exchanged financial forecasts. These estimates are “forward-looking statements” and actual results may differ materially from them; see “Cautionary Statement Regarding Forward-Looking Statements” on page 16.

Neither Huntington’s nor Sky’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the financial forecasts exchanged by the parties, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial forecasts exchanged by the parties.

Board of Directors and Management of Huntington following Completion of the Merger

Upon completion of the merger, the board of directors of Huntington will consist of fifteen members comprised of (i) Mr. Thomas Hoaglin, the current chief executive officer of Huntington, plus nine current non-employee directors of Huntington designated by Huntington and (ii) Mr. Marty Adams, the current chief executive officer of Sky, plus four current non-employee directors of Sky designated by Sky. Mr. Hoaglin will continue to serve as Huntington’s chief executive officer and chairman of the Board of Directors, and Mr. Adams will become Huntington’s president and chief operating officer. Mr. Adams will be the successor to Mr. Hoaglin as chief executive officer of Huntington on December 31, 2009 or such earlier date as of which Mr. Hoaglin ceases for any reason to serve as chief executive officer of Huntington. The above provisions will be contained in a bylaw provision that until December 31, 2009 can only be amended by an affirmative vote of at least 75% of the directors that constitute the entire Board of Directors of Huntington. A copy of the bylaw amendment is attached to this document as Appendix E. In addition, pursuant to the employment agreement entered into between Huntington and Mr. Hoaglin in connection with the merger, Mr. Hoaglin is entitled to serve as Huntington’s chairman from the date he ceases to be chief executive officer until Huntington’s annual shareholders meeting in 2011.

Information about the current Huntington directors and executive officers can be found in this document under the section “Other Matters To Be Considered at Huntington’s Annual Meeting.” Information about the current Sky directors and executive officers can be found in Sky’s annual meeting proxy statement dated February 23, 2006. Huntington’s and Sky’s Annual Reports on Form 10-K for the year ended December 31, 2006 are incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 172.

For more information see “The Merger—Interests of Certain Persons in the Merger” on page 58.

Distribution of Huntington Shares

When the merger is completed, holders of Sky common stock will receive 1.098 shares of Huntington common stock and $3.023 in cash, without interest, for each share of Sky common stock they own. No fractional shares of Huntington common stock will be issued in the merger.

Huntington’s exchange agent will mail to each holder of a Sky common stock certificate a letter of transmittal and instructions for surrendering Sky stock certificates in exchange for statements indicating book-entry ownership of Huntington common stock and the cash consideration, without interest. However, if a holder of a Sky common stock certificate makes a special request, the exchange agent will issue to the requesting holder a Huntington stock certificate. When you deliver your Sky stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Sky stock certificates will be cancelled and you will receive statements indicating book-entry ownership of Huntington common stock, or, if requested, stock certificates representing the number of full shares of Huntington common stock to which you are entitled under the merger agreement and the cash consideration, without interest. You will receive payment in cash, without interest, instead of any fractional shares of Huntington common stock which would have been otherwise issuable to you as a result of the merger.

Holders of Sky common stock should not submit their Sky stock certificates for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent. To assure proper compliance and to expedite the exchange of your Sky stock certificates, Sky and Huntington banking offices will not be able to accept your letter of transmittal, certificates or related materials. All materials must be delivered to the exchange agent at the address listed on the front of the letter of transmittal.

Until you exchange your Sky stock certificates for shares of Huntington stock, you will not receive any dividends or other distributions in respect of shares of Huntington stock. Once you exchange your Sky stock certificates for shares of Huntington stock, you will receive, without interest, any dividends or distributions with a record date after the effective time of the merger and payable with respect to your shares of Huntington common stock, as well as any dividends with respect to Sky common stock declared before the effective time of the merger but unpaid.

If your Sky stock certificate has been lost, stolen or destroyed, you may receive shares of Huntington common stock and the cash consideration upon the making of an affidavit of that fact. Huntington may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against Huntington with respect to the lost, stolen or destroyed Sky stock certificate.

Any portion of the aggregate merger consideration deposited by Huntington with the exchange agent that remains unclaimed by the Sky shareholders as of the first anniversary of the merger will be returned to Huntington. Any shareholder of Sky who has not exchanged shares prior to such time will look only to Huntington for payment of the merger consideration without interest. Huntington, its merger subsidiary, Sky and the exchange agent will not be liable to any Sky shareholder for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

After completion of the merger, there will be no further transfers on the stock transfer books of Sky, except as required to settle trades executed prior to completion of the merger.

Fractional Shares

Huntington will not issue any fractional shares of Huntington common stock. Instead, a Sky shareholder who would otherwise have received a fraction of a share of Huntington common stock will receive an amount of cash, without interest, equal to the fraction of a share of Huntington common stock to which the holder would otherwise be entitled multiplied by the average of the closing prices of Huntington common stock for the five full trading days immediately preceding the date of completion of the merger as reported on the Nasdaq Stock Market.

Public Trading Markets

Huntington common stock trades on the Nasdaq Stock Market under the symbol “HBAN.” Sky common stock trades on the Nasdaq Stock Market under the symbol “SKYF.” Upon completion of the merger, Sky common stock will be delisted from the Nasdaq Stock Market and deregistered under the Securities Exchange Act of 1934. The newly issued Huntington common stock issuable pursuant to the merger agreement will be listed on the Nasdaq Stock Market.

The shares of Huntington common stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act, except for shares issued to any shareholder who may be deemed to be an affiliate of Sky, as discussed in “The Merger Agreement—Resales of Huntington Stock by Affiliates” on page 75.

As reported on the Nasdaq Stock Market, the closing sale price per share of Huntington common stock on December 19, 2006 was $24.77. As reported on the Nasdaq Stock Market, the closing sale price per share of Sky common stock on December 19, 2006 was $24.17. Based on the Huntington closing sale price per share and the exchange ratio, which we calculated by multiplying the closing price of Huntington common stock by 1.098 and adding $3.023 in cash, the implied per share value of merger consideration was $30.22 as of that date. The closing sale price per share of Huntington common stock on the Nasdaq Stock Market on April 18, 2007, the last practicable trading day before the date of this document, was $22.47. The closing sale price per share of Sky common stock on the Nasdaq Stock Market on April 18, 2007, the last practicable trading day before the date of this document, was $27.49. The implied per share value of merger consideration was $27.70 as of that date. Because the stock price of both companies will fluctuate, you should obtain current market quotations for the shares.

Huntington and Sky Dividends

During 2006, Huntington declared cash dividends totaling $1.00 per share of its common stock, and Sky declared cash dividends totaling $0.94 per share of common stock. Each company’s most recent quarterly cash dividend was $0.25 per share. Neither Huntington nor Sky has any present intention to reduce its regular quarterly cash dividend, although the board of directors of either organization can change its respective dividend practices at any time.

Huntington shareholders will be entitled to receive dividends when and if authorized by the Huntington board of directors and declared by Huntington out of funds legally available for dividends. The Huntington board of directors periodically will consider the payment of dividends, taking into account Huntington’s financial condition, level of net income and earnings expectations, and economic conditions, industry practices and other factors, including applicable banking laws and regulations.

Under the merger agreement, Sky has agreed that, until the merger is completed, it will not pay regular quarterly cash dividends in excess of $0.25 per share of Sky common stock. Sky has also agreed to coordinate the declaration of dividends so that holders of Sky common stock will not receive two dividends for any quarter with respect to their Sky common stock and any Huntington common stock any holder receives in the merger. Payment of dividends by Huntington and Sky to their shareholders is largely dependent on the receipt of dividends from their bank subsidiaries. The payments of dividends by such bank subsidiaries may be limited or restricted by banking regulations.

Appraisal Rights of Dissenting Shareholders

Appraisal rights are statutory rights that enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

A Sky shareholder is entitled to relief as a dissenting shareholder under Section 1701.85 of the Ohio General Corporation Law only if he or she complies strictly with all of the procedural and other requirements of Section 1701.85, a copy of which is attached hereto as Appendix F. The following is a description of the material terms of Section 1701.85.

A Sky shareholder who wishes to perfect his or her rights as a dissenting shareholder in the event the merger agreement is approved and adopted:

•	must be a record holder of the shares of Sky common stock as to which he or she seeks relief on the record date;

•	must not vote his or her shares of Sky common stock in favor of adoption of the merger agreement; and

•

must deliver to Sky, not later than 10 days after the special meeting, a written demand for payment of the fair cash value of the shares as to which he or she seeks relief. The written demand must state the name of the shareholder, his or her address, the number and class of shares as to which he or she seeks relief and the amount claimed as the fair cash value for those shares.

Any written demand for payment should be mailed or delivered to W. Granger Souder, Jr., Executive Vice President, General Counsel and Secretary of Sky, P.O. Box 428, 221 South Church Street, Bowling Green, Ohio 43402. As the written demand must be delivered to Sky within the 10-day period following the special meeting, it is recommended that a dissenting shareholder use certified or registered mail, return receipt requested, to confirm that he or she has made a timely delivery.

If Sky sends the dissenting shareholder, at the address specified in his or her demand, a request for the certificate(s) representing his or her shares, the dissenting shareholder must deliver the certificate(s) to Sky within 15 days of the date Sky sent the request. Sky will endorse the certificate(s) with a legend to the effect that the shareholder has demanded the fair cash value of the shares represented by the certificate(s). Sky will then return such shares to the dissenting shareholder. If the shareholder fails to deliver the certificate(s) within 15 days of the request, Sky may terminate his or her right to dissent. Sky must notify the shareholder of its election to terminate his or her rights as a dissenting shareholder within 20 days after the lapse of the 15-day period.

If the dissenting shareholder and Sky cannot agree on the fair cash value per share of the shares of Sky common stock, either may, within three months after the service of the written demand by the shareholder, file a petition in the Court of Common Pleas of Stark County, Ohio. If the court finds that the shareholder is entitled to be paid the fair cash value of any shares, the court may appoint one or more appraisers to receive evidence and to recommend a decision on the amount of the fair cash value.

The fair cash value of a share of Sky common stock to which a dissenting shareholder is entitled under Section 1701.85 will be determined as of the day prior to the special meeting. Fair cash value will be computed as the amount a willing seller and willing buyer would accept or pay if neither was compelled to sell or buy, excluding any appreciation or depreciation in market value resulting from the merger. Notwithstanding the foregoing, the fair cash value may not exceed the amount specified in the shareholder’s written demand. The court will make a finding as to the fair cash value of a share and render judgment against Sky for its payment with interest at such rate and from such date as the court considers equitable. The court will assess or apportion the costs of the proceedings as it considers equitable.

The rights of any dissenting shareholder will terminate if:

•	the dissenting shareholder has not complied with Section 1701.85, unless Sky, by its board of directors, waives this failure;

•	Sky abandons or is finally enjoined or prevented from carrying out, or the shareholders of Sky rescind their adoption of, the merger agreement;

•	the dissenting shareholder withdraws his or her written demand with the consent of Sky, by its board of directors; or

•

Sky and the dissenting shareholder have not agreed upon the fair cash value per share of the Sky common stock and neither has timely filed or joined in a petition in an appropriate court for a determination of the fair cash value of the shares.

When a dissenting shareholder exercises his rights under Section 1701.85, all other rights with respect to such Sky common stock will be suspended until Sky purchases the shares, or the right to receive fair cash value is otherwise terminated. Such rights will be reinstated should the right to receive fair cash value be terminated other than by the purchase of the shares by Sky.

A shareholder who wishes to exercise dissenters’ rights must either: (1) not sign and return the proxy card, or (2) sign and return the proxy card, and vote against or abstain from voting on the adoption of the merger agreement.

Interests of Certain Persons in the Merger

Some of the members of Huntington and Sky management, including Mr. Hoaglin who is also a director of Huntington and Mr. Adams who is also a director of Sky, have interests in the merger, which are described below, that are in addition to, or different from, the interests of Huntington and Sky shareholders generally. The Huntington and Sky boards of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

New Employment Agreement with Thomas E. Hoaglin. In connection with the execution of the merger agreement, Huntington entered into an employment agreement with Mr. Hoaglin, Huntington’s chairman, president and chief executive officer, with a term commencing upon completion of the merger and ending on the date of Huntington’s annual shareholders meeting in 2011. Upon completion of the merger, the agreement will supersede Mr. Hoaglin’s existing employment agreement with Huntington. Under the agreement, Mr. Hoaglin will serve as the chairman and chief executive officer of Huntington from the effective date of the merger until December 31, 2009 or such earlier date as of which Mr. Hoaglin ceases to be chief executive officer and as chairman of Huntington from the date he ceases serving as chief executive officer until the date of Huntington’s annual shareholders meeting in 2011. Mr. Hoaglin will be nominated to, and subject to election, will continue as a member of, the Huntington board of directors. During the employment period, Mr. Hoaglin will receive an annual base salary of at least $865,000 (his current base salary), will have a target annual bonus of no less than 100% of his annual base salary and will receive long-term incentive and annual equity incentive awards on terms and conditions no less favorable than those provided to other senior executives of Huntington.

Mr. Hoaglin will be entitled to employee benefits, fringe benefits and perquisites on a basis no less favorable than those provided to other senior executives of Huntington. The existing change-in-control agreement, referred to as the Executive Agreement, between Huntington and Mr. Hoaglin will remain in effect.

In the event that, during the term, Mr. Hoaglin’s employment is terminated by Huntington without “cause” or by Mr. Hoaglin for “good reason” (each, as defined in the agreement), he will receive a lump sum payment consisting of accrued amounts, including a pro-rata bonus for the year of termination (based on the higher of Mr. Hoaglin’s target bonus and the bonus paid or payable to him for the year prior to the year of termination), and an amount equal to the sum of his base salary and the higher of his target bonus and the bonus paid or payable to him for the year prior to the year of termination, multiplied by a number (referred to below as the severance multiple) equal to the greater of (i) two and (ii) the number of days remaining in the employment period, divided by 365 (but in no event greater than three). In the event of any such termination of employment, Mr. Hoaglin will also be entitled to a lump sum cash amount equal to 1.0 times the greater of the target long-term award for his incentive group for the most recently completed performance cycle prior to his termination or the performance cycle immediately preceding that cycle. In addition, in such event, all of his equity compensation awards will vest and generally remain exercisable for their full term and Mr. Hoaglin’s retirement benefits will be determined assuming his age was increased by the number of years equal to the severance multiple, his employment with Huntington continued for the number of years equal to his severance multiple and his compensation during this deemed period of continued employment was equal to his severance payment and was payable in equal monthly installments over that period.

In addition, upon a termination of Mr. Hoaglin’s employment for any reason other than for “cause”, Mr. Hoaglin and his wife will be entitled to health insurance coverage which is comparable in terms of coverage, deductibles, co-payments and costs to the health care coverage provided to him and her immediately prior to his termination until the earlier of such time as he and/or his wife are entitled to health care coverage under another employer’s plan, he and/or his wife are eligible for Medicare or other comparable program, or he and/or his wife are entitled to health care insurance pursuant to any health care insurance plan provided by Huntington to retired employees. In the event that participation in these health insurance plans is not permitted, then Huntington will directly provide, at its discretion and at no after-tax cost to Mr. Hoaglin, either the benefits to which he or his wife would be entitled under such plans, or a lump-sum cash payment equal to the after-tax value of the benefits.

The agreement also entitles Mr. Hoaglin to an excise tax gross up in respect of any payments and benefits received in connection with a change in control that exceed the limit under Code Section 280G and contains certain restrictive covenants, including non-solicitation and non-competition restrictions during the employment period and for one year after termination of his employment for any reason.

New Employment Agreement between Huntington and Marty E. Adams. In connection with the execution of the merger agreement, Huntington entered into an employment agreement with Mr. Adams, with a term commencing upon completion of the merger and ending on Huntington’s annual shareholders meeting in 2011, subject to annual renewal thereafter. From and after the effective date of the merger, the agreement will supersede Mr. Adams’s existing employment agreement with Sky. Mr. Adams will serve as president and chief operating officer of Huntington from the effective date of the merger until December 31, 2009 or such earlier time as Mr. Hoaglin may cease to be chief executive officer and as president and chief executive officer of Huntington thereafter until Huntington’s annual shareholders meeting in 2011 (subject to renewal of the employment period). Mr. Adams will be nominated to, and subject to election, will continue as a member of the Huntington board of directors. While serving as president and chief operating officer, Mr. Adams will receive annual base salary at a rate of at least 80% of Mr. Hoaglin’s annual base salary, but in no event less than $692,000, will have a target bonus of not less than 100% of his base salary and no less than 80% of Mr. Hoaglin’s bonus for the applicable year and will receive long-term incentive and annual equity incentive awards with a value of no less than 80% of those awarded to Mr. Hoaglin.

While serving as president and chief executive officer, Mr. Adams’s annual base salary and annual bonus, which will be no less than those in effect while he was serving as chief operating officer, and annual equity incentive awards will be determined by Huntington’s compensation committee. Mr. Adams will be entitled to employee benefits, fringe benefits and perquisites on a basis no less favorable than those provided to other senior executives of Huntington. As of completion of the merger, Mr. Adams will also be immediately eligible to participate in the Huntington’s non-qualified deferred compensation plans and will receive service credit for his recognized service with Sky for purpose of eligibility and vesting, but not benefit accrual, under such plans and under Huntington’s post-retirement welfare plans. In addition, following the completion of the merger, subject to his execution and non-revocation of a release of claims against Sky, Mr. Adams will be entitled to receive an amount in a value of approximately $8,371,311, as determined below, which is approximately equal to the cash severance that is payable to Mr. Adams upon a termination without “cause” or for “good reason” within two years of a change in control of Sky under his existing employment agreement with Sky, which will be paid and provided to him as follows: (i) $4 million will be paid in a lump sum within 30 days after completion of the merger and (ii) Huntington will grant Mr. Adams an award of restricted stock with a fair market value, as of the grant date, equal to approximately $4,371,311, which is the balance of this amount. This restricted stock award will vest in equal monthly installments on the end of each calendar month from the completion of the merger through December 31, 2009. Huntington will also enter into an Executive Agreement with Mr. Adams, similar to the Executive Agreement between Huntington and Mr. Hoaglin, to be effective with respect to transactions that would constitute a change of control of Huntington occurring following completion of the merger.

In the event that, during the term, Mr. Adams’s employment is terminated by Huntington without “cause” or by Mr. Adams for “good reason” (each, as defined in the agreement), he will receive a lump sum payment consisting of accrued amounts, including a pro-rata bonus for the year of termination (based on the higher of Mr. Adams’s target bonus and the bonus paid or payable to him for the year prior to the year of termination), and an amount equal to the sum of his base salary and the higher of his target bonus and the bonus paid or payable to him for the year prior to the year of termination, multiplied by the greater of (i) two and (ii) the number of days remaining in the employment period, divided by 365 (but in no event greater than three). Mr. Adams will also be entitled to a lump sum cash amount equal to 1.0 times the greater of the target long-term award for his incentive group for the most recently completed performance cycle prior to his termination or the performance cycle immediately preceding that cycle. In addition, all of his equity compensation awards will vest and generally remain exercisable for their full term and Mr. Adams’s retirement benefits will be determined assuming his age was increased by the number of years equal to the severance multiple, his employment with Huntington continued for the number of years equal to his severance multiple (provided that in the event his actual and partial years of credited service is less than the number equal to ten minus the severance multiple, his total credited service will be the greater of (i) his actual years of service plus the multiple, and (ii) ten) and his compensation during this deemed period of continued employment is equal to his severance payment and is payable in equal monthly installments over that period.

In addition, upon a termination of Mr. Adams’s employment for any reason other than for “cause”, Mr. Adams and his wife will be entitled to health insurance coverage which is comparable in terms of coverage, deductibles, co-payments and costs as the health care coverage provided to him and her immediately prior to his termination until the earlier of such time as he and/or his wife are entitled to health care coverage under another employer’s plan, he and/or his wife are eligible for Medicare or other comparable program, or he and/or his wife are entitled to health care insurance pursuant to any health care insurance plan provided by Huntington to retired employees. In the event that participation in these health insurance plans is not permitted, then Huntington will directly provide, at its discretion and at no after-tax cost to Mr. Adams, either the benefits to which he or his wife would be entitled under such plans, or a lump-sum cash payment equal to the after-tax value of the benefits.

The agreement also entitles Mr. Adams to an excise tax gross up in respect of any payments and benefits received in connection with a change in control that exceed the limit under Code Section 280G and contains certain restrictive covenants, including non-solicitation and non-competition restrictions during the employment period and for one year after termination of his employment for any reason.

Existing Sky Employment Agreements. Sky has previously entered into, or is party to, employment agreements with Messrs. Thompson, Souder, Les V. Starr and Koch, each of which entitles the executive officer to certain payments and benefits in connection with qualifying terminations of their employment. Other than with respect to Mr. Koch, whose agreement is described below, pursuant to these employment agreements, if, during the six-month period following a change in control of Sky, an executive officer’s employment is terminated by Sky without “cause” (as defined in the agreement) or by the executive officer with “good reason” (as defined in the agreement), the executive officer would be entitled to the following payments and benefits: (i) a lump sum severance payment equal to 2.99 times the sum of the executive’s base salary and target bonus under Sky’s short-term incentive plan; (ii) a pro-rata short-term incentive bonus for the year of termination; (iii) 18 months of continued health benefits; (iv) the cost of outplacement services of up to $25,000; and (v) forgiveness and repayment of any sign-on bonus and relocation assistance granted to the executive upon initial employment with Sky. The executives are subject to non-competition and non-solicitation restrictions while employed by Sky and for one year after termination of their employment for any reason. Assuming the merger is completed and Mr. Starr experiences a qualifying termination immediately after completion of the merger, the amount of cash severance that would be payable to him under his existing employment agreement will be approximately $1,031,550.

Pursuant to his employment agreement with Sky, in the event of a termination of his employment by the company for any reason or by Mr. Koch for “cause” (as defined in the agreement) after a change in control of Sky, Mr. Koch would be entitled to the following payments and benefits during each year of the period beginning on the date of termination of his employment and ending on the earlier of his attaining “normal retirement age” or 24 months from the date of the change in control: (i) a monthly salary equal to the greater of his highest salary for any month during the 12 months immediately preceding the change in control or termination of his employment; (ii) continued participation in Sky’s profit sharing plan on a basis consistent with other Huntington employees; (iii) the average annual bonus received by Mr. Koch during the three-year period preceding either the change in control or the date of termination of employment, whichever is greater; and (iv) any amount he receives during such year pursuant to Sky’s long-term disability policy. These payments will be made in monthly installments, and any payments due for any part of the payment period which is less than one year are computed on a pro-rata basis. In addition, in the event that following a change in control, Mr. Koch ceases to be employed by Sky for any reason other than due to dismissal by Sky for misconduct, Mr. Koch would be entitled to continued health care benefits until he reaches “normal retirement age” and to retiree health care benefits thereafter. In addition, within six months of a change in control, Mr. Koch may elect to terminate his employment and receive an amount equal to 12 months’ salary equal to his salary for the month prior to the change in control, plus an amount equal to a pro-rata portion of his previous year’s bonus, based on the number of months that he worked during the calendar year in which he terminated employment.

In connection with the execution of the merger agreement, Huntington agreed to make certain payments to Frank J. Koch, Kevin T. Thompson and W. Granger Souder within 30 days of completion of the merger. Mr. Koch will be paid $717,000, which is the cash severance that is payable to him upon a “Termination of Employment” (as defined in his employment agreement) as of immediately following completion of the merger, using a “Payment Period” (as defined in his employment agreement) of 24 months, and Messrs. Thompson and Souder will be paid $1,853,800 and $1,429,220, respectively, which amounts are the cash severance that are payable to them as if their employment was terminated other than for “cause”, death or “disability” or due to “good reason” (each, as defined in their employment agreements) as of immediately following completion of the merger. In addition, the 2006 fiscal year bonuses paid or payable to Messrs. Thompson and Souder will be used in lieu of their target bonuses for purposes of determining their cash severance. These payments will not affect Mr. Koch’s, Mr. Thompson’s or Mr. Souder’s other rights under their existing employment agreements with Sky. Prior to the completion of the merger, Sky will amend the employment agreements to reflect the foregoing.

Sky Equity-Based Awards. Under the terms of Sky’s existing equity compensation plans and underlying award agreements and existing deferred compensation plans, the merger constitutes a change in control of Sky and, as a result, stock options and restricted shares granted to the executive officers and non-employee directors prior to the date on which the merger agreement was entered into will become fully vested and free of restrictions in connection with the completion of the merger. The aggregate number of stock options to acquire Sky common stock held by the 14 executive officers that will vest as a result of the merger is 207,225 shares and the aggregate number of shares of restricted stock held by the 14 executive officers that will vest and become free of restrictions as a result of the merger is 67,957 shares. The aggregate number of shares of restricted stock held by the 12 non-employee directors that will vest and become free of restrictions as a result of the merger is 19,962 shares. All stock options to acquire Sky common stock held by the 12 non-employee directors are already vested in full and, accordingly, none will vest and become free of restrictions as a result of the merger.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve. Huntington and Sky have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.

Federal Reserve Board. The merger is subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended. We filed the required application with the Federal Reserve Board on February 5, 2007.

The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that (1) would result in a monopoly, (2) would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (3) may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

In addition, in reviewing a transaction under the applicable statutes, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served as well as the companies’ effectiveness in combating money-laundering activities. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application for the merger.

Under the Community Reinvestment Act of 1977, which we refer to as the CRA, the Federal Reserve Board must take into account the record of performance of each of Huntington and Sky in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each company and their subsidiaries. Huntington’s and Sky’s subsidiary depository institutions that are subject to the CRA have “satisfactory” CRA ratings with the applicable federal regulator.

Other Requisite Approvals, Notices and Consents. Because Sky Bank is an Ohio state-chartered bank, Huntington is required under Ohio law to give sixty (60) days’ prior written notice to the Ohio Superintendent of Financial Institutions of the acquisition of Sky and Sky Bank as a result of the merger and to request the Superintendent’s consent to the transaction. Such notice is provided by filing with the Superintendent an originally executed copy of the application that Huntington filed with the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act. Huntington filed the required copy with the Ohio Superintendent of Financial Institutions on February 5, 2007.

Under applicable Ohio law and rules of the Ohio Superintendent of Financial Institutions, the Superintendent may deny consent to the acquisition of an Ohio state-chartered bank if (1) the transaction would result in a monopoly, (2) the transaction would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the State of Ohio, (3) the transaction may have the effect in any part of the State of Ohio of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Superintendent finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served, (4) the financial condition of any acquiring person might jeopardize the financial stability of the bank or prejudice the interests of the bank’s depositors, (5) the competence, experience and integrity of any acquiring person or of any of the proposed management indicates that it would not be in the interest of the bank’s depositors or the public to permit the transaction, (6) any acquiring person neglects, fails or refuses to furnish the Superintendent all information required, or (7) the Superintendent determines that the transaction would have an adverse effect on the bank insurance fund administered by the Federal Deposit Insurance Corporation.

Huntington is also required to file an application with the Office of the Comptroller of the Currency under the federal Change in Bank Control Act to approve the acquisition of Sky Trust, National Association by Huntington. This application must be filed with the Comptroller because Sky Trust is chartered as a national bank generally limited to exercising trust powers and is not a bank whose acquisition is subject to approval of the Federal Reserve Board under Section 3 of the Bank Holding Company Act. Huntington filed the required application with the Office of the Comptroller of the Currency on February 26, 2007.

Under applicable federal law and the rules of the Office of the Comptroller of the Currency, the Comptroller may deny approval of the acquisition of a bank if (1) the transaction would result in a monopoly, (2) the transaction would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, (3) the transaction may have the effect in any part of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Comptroller finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served, (4) the financial condition of any acquiring person might jeopardize the financial stability of the bank or prejudice the interests of the bank’s depositors, (5) the competence, experience and integrity of any acquiring person or of any of the proposed management indicates that it would not be in the interest of the bank’s depositors or the public to permit the transaction, (6) any acquiring person neglects, fails or refuses to furnish the Comptroller all information required, or (7) the Comptroller determines that the transaction would have an adverse effect on the bank insurance fund administered by the Federal Deposit Insurance Corporation.

Huntington and Sky are also required to file notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) with the Department of Justice and the Federal Trade Commission in connection with acquisition of control of certain of Sky’s non-banking subsidiaries that are engaged in non-banking businesses pursuant to Section 4 of the Bank Holding Company Act.

In addition to the approvals, notices and consents described above, approvals from or notices to the following regulatory authorities will also be required in connection with the acquisition of certain of Sky’s non-banking businesses: (1) various state insurance departments in connection with the acquisition of Sky’s captive insurance company and insurance agency businesses, and (2) various federal and state securities regulators in connection with Sky’s investment advisory and investment sales businesses. Huntington and Sky either have filed, or will file, all applications for approval and notices with the various regulatory authorities referred to in the foregoing sentence.

Timing. We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Department of Justice, the Federal Trade Commission or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Pursuant to the Bank Holding Company Act, a transaction approved by the Federal Reserve Board may not be completed until 30 days after approval is received, during which time the Department of Justice may challenge the transaction on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of an approval unless a court specifically ordered otherwise. With the approval of the Federal Reserve Board and the concurrence of the Department of Justice, the waiting period may be reduced to no less than 15 days.

The parties will make their HSR filings as soon as practicable. The applicable waiting period under the HSR Act will expire 30 days after the date of filing, unless earlier terminated or extended by a request for additional information and documentary materials.

Huntington and Sky believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on Huntington or Sky.

We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

ACCOUNTING TREATMENT

The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of Sky as of the effective time of the merger will be recorded at their respective fair values and added to those of Huntington. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements of Huntington issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Sky.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

In the opinions of Davis Polk & Wardwell and Wachtell, Lipton, Rosen & Katz, the following are the anticipated material United States federal income tax consequences to “U.S. holders” (as defined below) of Sky common stock of the receipt of shares of Huntington common stock and cash in exchange for Sky common stock pursuant to the merger. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, and also referred to in this document as the Code, applicable United States Treasury Regulations, judicial authorities and administrative rulings and practice, all as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change, possibly on a retroactive basis.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Sky common stock that is for United States federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person; or (iv) an estate the income of which is subject to United States federal income tax regardless of its source.

Holders of Sky common stock who are not U.S. holders may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment to them under United States and non-United States tax laws.

The United States federal income tax consequence to a partner in an entity treated as a partnership, for United States federal income tax purposes, that holds Sky common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Sky common stock are urged to consult their own tax advisors.

This discussion assumes that a U.S. holder holds Sky common stock as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of United States federal income taxation that may be relevant to a U.S. holder in light of its personal circumstances or to U.S. holders subject to special treatment under the United States federal income tax laws (for example, insurance companies, dealers or brokers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, tax-exempt organizations, financial institutions, mutual funds, partnerships or other pass-through entities (and persons holding Sky common stock through a partnership or other pass-through entity), United States expatriates, U.S. holders subject to alternative minimum tax, U.S. holders who hold Sky common stock as part of a hedging, “straddle,” conversion or other integrated transaction, a person whose functional currency for United States federal income tax purposes in not the U.S. dollar, U.S. holders who acquired their Sky common stock through the exercise of employee stock options or other compensation arrangements or U.S. holders who exercise statutory appraisal rights). In addition, the discussion does not address any aspect of foreign, state, local, estate or gift taxation that may be applicable to a U.S. holder.

Holders of Sky common stock are strongly urged to consult with their own tax advisors as to the tax consequences of the merger under their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

In the opinions of Davis Polk & Wardwell and Wachtell, Lipton, Rosen & Katz, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”). It is a condition to Huntington’s obligation to complete the merger that Huntington receive an opinion of its counsel, Davis Polk & Wardwell, dated the closing date of the merger, to the effect that the merger will be treated as a Reorganization. It is a condition to Sky’s obligation to complete the merger that Sky receive an opinion of its counsel, Wachtell,

Lipton, Rosen & Katz, dated the closing date of the merger, to the effect that the merger will be treated as a Reorganization. These opinions are and will be based on facts, representations and assumptions set forth in the opinion and representations set forth in certificates to be received from Huntington and Sky. None of the tax opinions given in connection with the merger or the opinions described below will be binding on the Internal Revenue Service, and neither Huntington nor Sky intends to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger.

Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. It is assumed for purposes of the remainder of the discussion that the merger will qualify as a Reorganization. Based on this assumption, upon the exchange of Sky common stock for a combination of Huntington common stock and cash, a U.S. holder will generally recognize gain (but not loss) in an amount equal to the lesser of:

•

the amount of gain realized (i.e., the excess, if any, of the sum of the cash and the fair market value of the Huntington common stock a U.S. holder received over its tax basis in the Sky common stock surrendered in the merger); and

•	the amount of cash received in the merger (other than cash received instead of a fractional share of Huntington common stock).

For this purpose, gain must be calculated separately for each identifiable block of shares surrendered in the exchange. If a U.S. holder has different bases or holding periods in respect of shares of Sky common stock, a U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Huntington common stock received in the merger.

Any recognized gain will generally be long-term capital gain if the U.S. holder’s holding period with respect to the Sky common stock surrendered is more than one year at the effective time of the merger. In some cases, where a U.S. holder actually or constructively owned Huntington common stock immediately before the merger, cash received in the merger could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Code, in which case such gain would be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

Tax Basis and Holding Period

A U.S. holder’s aggregate tax basis in the shares of Huntington common stock received in the merger, including any fractional share interests deemed received by the U.S. holder under the treatment described below, will equal its aggregate adjusted tax basis in the Sky common stock surrendered in the merger, increased by the amount of taxable gain, if any, recognized in the merger (including any portion of the gain that is treated as a dividend as described above but excluding any gain or loss resulting from the deemed receipt and redemption of a fractional share interest described below) and decreased by the amount of any cash received in the merger (excluding any cash received instead of a fractional share interest). The holding period for the shares of Huntington common stock received in the merger (including a fractional share interest deemed received and redeemed as described below) will include the holding period for the shares of Sky common stock surrendered in the merger.

Cash Instead of a Fractional Share

A U.S. holder who receives cash instead of a fractional share of Huntington common stock will be treated as having received the fractional share of Huntington common stock pursuant to the merger and then as having exchanged the fractional share of Huntington common stock for cash in a redemption by Huntington. In general, this deemed redemption will be treated as a sale or exchange, provided the redemption is not essentially equivalent to a dividend. The determination of whether a redemption is essentially equivalent to a dividend depends upon whether and to what extent the redemption reduces the U.S. holder’s deemed percentage stock ownership of Huntington. While this determination is based on each U.S. holder’s particular facts and circumstances, the Internal Revenue Service has ruled that a redemption is not essentially equivalent to a dividend and will therefore result in sale or exchange treatment in the case of a shareholder of a publicly held company whose relative stock interest is minimal and who exercises no control over corporate affairs if the redemption results in even a minor reduction in the stock interest of the shareholder. As a result, the redemption of a fractional share of Huntington common stock is generally treated as a sale or exchange and not as a dividend, and a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the basis in its fractional share of Huntington common stock as set forth above. This capital gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%) of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against the U.S. holder’s United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Reporting Requirements

A U.S. holder who receives shares of Huntington common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this document as Appendix A and is incorporated by reference into this document. We urge you to read the merger agreement carefully and in its entirety.

Terms of the Merger

The merger agreement provides for the merger of Sky Financial Group, Inc. with and into Penguin Acquisition, LLC, a Maryland limited liability company and wholly owned subsidiary of Huntington Bancshares Incorporated. Huntington’s subsidiary will be the surviving company in the merger. Each share of Sky common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of Sky common stock held by Sky and Huntington and shares of Sky shareholders exercising appraisal rights, will be converted into 1.098 shares of Huntington common stock and $3.023 in cash, without interest.

Huntington will not issue any fractional shares of Huntington common stock in the merger. Instead, a Sky shareholder of record who otherwise would have received a fraction of a share of Huntington common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying the fraction of a share of Huntington common stock to which the holder of record would otherwise be entitled by the average of the closing sale prices of Huntington common stock on the Nasdaq Stock Market as reported by The Wall Street Journal for the five full trading days immediately preceding the date of the effective time of the merger.

Treatment of Sky Stock Awards

The merger agreement provides that, upon completion of the merger, (i) each outstanding option to acquire Sky common stock will immediately vest and become exercisable and will be converted into an option to purchase a number of shares of Huntington common stock equal to the number of shares of Sky common stock underlying such option immediately prior to the merger multiplied by the exchange ratio, with an exercise price that equals the exercise price of such option immediately prior to the merger divided by the exchange ratio; (ii) each restricted share of Sky common stock will immediately vest and be converted into the right to receive the merger consideration, subject to applicable withholding tax; and (iii) each stock unit denominated in shares of Sky common stock will immediately vest and be converted into the right to receive a number of shares of Huntington common stock equal to the number of shares of Sky common stock underlying such unit immediately prior to the merger multiplied by the exchange ratio. The exchange ratio for purposes of the stock options and stock units is the sum of (x) 1.098 and (y) the quotient of 3.023 divided by the average closing sale price of Huntington common stock over the five trading days immediately preceding the merger. Sky’s employee stock purchase plan will be terminated shortly before the merger is completed.

Huntington has agreed to assume Sky’s obligations with respect to the Sky stock options and Sky restricted stock units that are converted into Huntington stock options and Huntington restricted stock units as described above and otherwise in accordance with the terms of the plans under which they have been granted. Huntington has agreed to reserve additional shares of Huntington common stock to satisfy its obligations under the converted stock options and converted restricted stock units and file a registration statement with the SEC on an appropriate form to the extent necessary to register Huntington common stock subject to the converted stock options and converted restricted stock units.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the merger agreement is approved and adopted by Sky shareholders;

•	the issuance of Huntington common stock in connection with the merger is approved by the Huntington shareholders;

•	all required governmental and regulatory consents and approvals are obtained as provided in the merger agreement; and

•	all other conditions to the merger discussed in the merger agreement are either satisfied or waived.

The merger will become effective when articles of merger are filed with the Maryland State Department of Assessments and Taxation and a certificate of merger is filed with the Secretary of State of the State of Ohio. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date. It currently is anticipated that the effective time of the merger will occur early during the third quarter of 2007, but we cannot guarantee when or if the merger will be completed. The merger subsidiary’s articles of formation and operating agreement as in effect immediately prior to the effective time will be the articles of formation and operating agreement of the surviving company upon completion of the merger.

Representations, Warranties, Covenants and Agreements

The merger agreement contains representations and warranties of each of Sky, on the one hand, and Huntington and Huntington’s merger subsidiary, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Sky, on the one hand, and Huntington and Huntington’s merger subsidiary, on the other hand. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Sky, Huntington or Huntington’s merger subsidiary.

The merger agreement contains customary representations and warranties of Sky, Huntington and Huntington’s merger subsidiary relating to their respective businesses. The representations in the merger agreement do not survive the effective time of the merger.

Each of Huntington and Sky has made representations and warranties regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	labor and employee benefit matters;

•	SEC reports;

•	compliance with applicable laws;

•	certain material contracts;

•	the absence of agreements with regulatory agencies;

•	interest rate risk management instruments and derivative transactions;

•	the absence of undisclosed liabilities;

•	environmental liabilities;

•	the absence of knowledge preventing the merger from qualifying as a reorganization;

•	internal controls; and

•	the accuracy of information supplied for inclusion in this document and other similar documents.

For Sky, the merger agreement includes additional representations regarding real property, state takeover laws, insurance, investment securities, loan portfolios and intellectual property. For Huntington, the merger agreement includes an additional representation regarding Huntington having available funds to pay the cash consideration.

Each of Huntington and Sky has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, each company has agreed to (1) conduct its business in the ordinary course in all material respects, (2) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships (including retaining the services of key officers and employees), and (3) take no action that would reasonably be expected to adversely affect or materially delay its respective ability to obtain any necessary regulatory approvals, perform its covenants or complete the transaction.

In addition to the general covenants above, Sky further agreed that, except with Huntington’s prior written consent, Sky will not, among other things, undertake the following extraordinary actions:

•	make, declare or pay any dividends or other distributions on any shares of its capital stock, other than regular cash dividends;

•	split, combine or reclassify any capital stock of Sky or its subsidiaries, except upon the exercise of Sky stock options or settlement of Sky stock unit awards;

•

purchase, redeem or otherwise acquire any shares of stock or other securities of Sky or any of its subsidiaries, other than the issuance of Sky common stock upon the exercise of Sky stock options or settlement of Sky stock unit awards;

•	issue shares, Sky stock options or Sky stock unit awards outside the parameters set forth in the merger agreement;

•	amend its governing documents;

•	acquire any business or assets except inventory or similar assets in the ordinary course of business, or open, acquire, close or sell any branches;

•	sell, lease, mortgage, encumber or otherwise dispose of any assets or properties other than securitizations or other transactions in the ordinary course of business;

•	other than certain short-term borrowings incurred in the ordinary course of business and for other agreed upon borrowings, incur any indebtedness for borrowed money or issue any debt securities or assume or otherwise become responsible for the obligations of any person other than Sky and its subsidiaries; or, other than in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any person other than its subsidiaries;

•	change its accounting methods, except as required by GAAP or regulatory accounting principles;

•	change in any material respects its underwriting, operating, investment or risk management policies;

•

make, change or revoke any material tax election, amend any material tax return, change any method of tax accounting in any material respect, settle any material liability for taxes or surrender any right to claim a material refund of taxes;

•

other than in the ordinary course of business, terminate or waive any material provision of any material contract other than normal renewals of contracts without materially adverse changes, or enter into any contract containing any restriction on engaging in any type or activity or business;

•	incur any capital expenditures in excess of $200,000 individually or $1,000,000 in the aggregate;

•	alter in any material respect any interest material to Sky in any entity in which Sky holds any equity;

•

except as required by the terms of Sky’s benefit plans or by certain employment agreements to which Sky is a party or by applicable law, (1) grant any increase in compensation, except for annual salary or wage increases to employees in the ordinary course consistent with past practice not to exceed 3.0% in the aggregate, (2) grant any increase in severance or termination pay, except for any increases to employees who are not officers in the ordinary course of business consistent with past practice, (3) increase the compensation or benefits provided under, or otherwise amend or clarify, any Sky benefit plan or employment agreement, (4) modify any Sky stock option or other equity-based award, (5) make any discretionary contributions or payments to any trust or other funding vehicle, except in the ordinary course of business consistent with past practice, (6) accelerate the payment or vesting of any payment or benefit or otherwise pay amounts not due to any director, officer, employee, consultant or other service provider, (7) enter into any new or amend any existing employment or consulting agreement with any director or officer of Sky, or (8) establish, adopt or enter into any collective bargaining agreement;

•	agree to material modifications of existing agreements with any governmental entity, except as required by law;

•

pay or settle any claim other than that involves in the ordinary course solely money damages in an amount not in excess of $200,000 individually or $1,000,000 in the aggregate and that does not create precedent for other pending claims;

•	restructure or materially change the investment securities portfolio or gap position or the manner in which portfolio is classified or reported;

•	issue any broadly distributed communication of a general nature to employees without the prior approval of Huntington, except in the ordinary course of business that does not relate to the merger;

•	take any action or fail to take any action which would be reasonably expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals for the merger;

•

take any action that is reasonably likely to result in any of its representations or warranties set forth in the merger agreement becoming untrue in any material respect or in any closing condition not being satisfied, or in violation of any provision of the merger agreement, in each case except as may be required by applicable law; or

•	agree to take or adopt any resolutions by the board of directors in support of any action prohibited by any of the Sky conduct of business covenants made in the merger agreement.

Huntington further agreed that, except with Sky’s prior written consent, Huntington will not, among other things, undertake the following extraordinary actions:

•

amend any charter or governing documents of Huntington or Huntington’s merger subsidiary in a fashion that would be adverse to Sky or its shareholders or impede Huntington’s or its merger subsidiary’s ability to consummate the merger;

•	take any action or knowingly fail to take any action which would be reasonably expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•

take any action that is intended or reasonably likely to result in any representations or warranties under the merger agreement becoming untrue in any material respect or in any closing condition not being satisfied, or in violation of any provision of the merger agreement, in each case except as may be required by applicable law;

•	make any material investment that would reasonably be expected to prevent or materially impede or delay the merger; or

•	agree to take or adopt any resolutions by the board of directors in support of any action prohibited by any of the Huntington conduct of business covenants made in the merger agreement.

The merger agreement also contains mutual covenants relating to the preparation of this joint proxy statement/prospectus, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.

Declaration and Payment of Dividends

Sky has agreed that, until the merger is completed, it will not pay dividends other than regular quarterly cash dividends not in excess of $0.25 per share of Sky common stock. Sky has also agreed to coordinate the declaration of dividends so that holders of Sky common stock will not receive two dividends for any quarter with respect to their Sky common stock and any Huntington common stock any holder receives in the merger. Payment of dividends by Huntington and Sky to their shareholders is largely dependent on the amount of dividends received from their bank subsidiaries, which may be limited or restricted by banking regulations.

Agreement Not to Solicit Other Offers

Sky and Huntington has each also agreed that it, its subsidiaries and their officers, directors, employees, agents and representatives will not, directly or indirectly:

•	initiate, solicit, encourage or facilitate any inquiries or proposals for any “Acquisition Proposal” (as defined below);

•	participate in any discussions or negotiations regarding any “Alternative Transaction” (as defined below); or

•	enter into any agreement regarding an Alternative Transaction.

However, prior to Huntington or Sky obtaining its shareholder approval, and subject to entering into a confidentiality agreement that is no less favorable to the other party than its confidentiality agreement with the other party, the Sky board of directors or the Huntington board of directors is permitted to consider and participate in discussions and negotiations with respect to a bona fide Acquisition Proposal, if and to the extent the Sky board or Huntington board reasonably determines in good faith, after consulting with outside legal counsel, that failure to do so would cause it to violate its fiduciary duties.

Sky and Huntington has each agreed:

•

to notify the other party promptly (but in no event later than 24 hours) after it receives any Acquisition Proposal, or any material change to any Acquisition Proposal, or any request for nonpublic information relating to such party or any of its subsidiaries, or if it enters into discussions or negotiations concerning any Acquisition Proposal, and to provide the other party with relevant information regarding the Acquisition Proposal or request;

•	to keep the other party fully informed, on a current basis, of any material changes in the status and any material changes in the terms of any such Acquisition Proposal; and

•

to cease any existing discussions or negotiations with any persons with respect to any Acquisition Proposal, and to use reasonable best efforts to cause all persons other than the other party who have been furnished with confidential information in connection with an Acquisition Proposal within the 12 months prior to the date of the merger agreement to return or destroy such information.

As used in the merger agreement, an “Acquisition Proposal” means any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving Sky or Huntington or any of its respective subsidiaries that, if completed, would constitute an Alternative Transaction.

As used in the merger agreement, “Alternative Transaction” means any of the following:

•

a transaction pursuant to which any person (or group of persons) other than Huntington or Sky or its respective affiliates, as the case may be, directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of Huntington or Sky common stock or outstanding voting power or of any new series or new class of Huntington or Sky preferred stock that would be entitled to a class or series vote with respect to the merger, whether from Huntington or Sky or pursuant to a tender offer or exchange offer or otherwise;

•	a merger, share exchange, consolidation or other business combination involving Huntington or Sky (other than the merger being described here);

•

any transaction pursuant to which any person (or group of persons) other than Huntington or Sky or its respective affiliates acquires or would acquire control of assets (including, for this purpose, the outstanding equity securities of subsidiaries of Huntington or Sky and securities of the entity surviving any merger or business combination including any of Huntington’s or Sky’s respective subsidiaries) of Huntington or Sky, or any of its respective subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of Huntington or Sky and its respective subsidiaries, taken as a whole, immediately prior to such transaction; or

•

any other consolidation, business combination, recapitalization or similar transaction involving Huntington or Sky or any of its subsidiaries, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of Huntington or Sky common stock immediately prior to the transaction do not, in the aggregate, own at least 75% of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in the transaction immediately after the completion of the transaction in substantially the same proportion as the holders held the shares of Huntington common stock or Sky common stock, as applicable, immediately prior to the completion of the transaction.

Transition

Both parties agreed to use their reasonable best efforts to facilitate the integration of Sky and its various subsidiaries with the businesses of Huntington. In addition, Huntington and Sky agreed to consult with respect to their litigation and real estate valuation policies and practices and Sky agreed to continue its existing loan policies and practices, except that it would not unreasonably delay or withhold its consent to making such modifications or changes to its policies as Huntington reasonably requests. Subject to applicable law, Huntington and Sky also agreed to consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the merger and to take such changes as Huntington reasonably requests.

Commitments to Sky’s Communities

Huntington has agreed to use its reasonable best efforts in light of business and market conditions to maintain employment for at least 100 employees in Bowling Green, Ohio and 100 employees in Salineville, Ohio. In addition, Huntington has agreed to contribute $5 million over 5 years to the Sky Foundation, which will be used to maintain Sky’s charitable commitments to the communities in Sky’s market areas at substantially the same levels as maintained prior to the merger.

Expenses and Fees

In general, each of Huntington and Sky will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger, shall be borne equally by Sky and Huntington.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	approval and adoption of the merger agreement by the Sky shareholders;

•	approval of the issuance of Huntington common stock in connection with the merger by Huntington shareholders;

•	the approval of the listing of Huntington common stock to be issued in the merger on the Nasdaq Stock Market, subject to official notice of issuance;

•	the receipt and effectiveness of all governmental and other approvals, registrations and consents, and the expiration of all related waiting periods required to complete the merger;

•

the registration statement with respect to the Huntington common stock to be issued in the merger has become effective under the Securities Act and no stop order or proceedings for that purpose has been initiated or threatened by the SEC;

•

the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement;

•

the representations and warranties of the other party in the merger agreement regarding due organization, capitalization, authority to enter into the agreement and brokers’ fees being true and accurate in all material respects, and the other representations and warranties of the other party in the merger agreement (disregarding any materiality qualifications contained in such representations or warranties) being true and accurate except as would not, individually or in the aggregate, be reasonably likely to have a material adverse effect on such party, the performance by the other party in all material respects of its obligations under the merger agreement and the receipt by each of us of certificates from the other to that effect; and

•	the receipt by each of Huntington and Sky of a legal opinion with respect to certain U.S. federal income tax consequences of the merger.

Additionally, the obligation of Huntington to complete the merger is subject to the condition that none of the requisite regulatory approvals include any conditions or restrictions that would reasonably be expected to have a material adverse effect on the combined company following the merger.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

Amendment, Waiver and Termination of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their boards of directors or by written agreement. However, after any approval of the transactions contemplated by the merger agreement by the Sky shareholders and Huntington shareholders, there may not be, without further approval of those shareholders, any amendment of the merger agreement that requires such further shareholder approval under applicable law. Either party to the merger agreement may, subject to applicable law, extend the time for performance of any obligation of the other party, waive any inaccuracies in the representations and warranties of the other party, or may waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement. However, after any approval of the transactions contemplated by the merger agreement by the Sky shareholders or the Huntington Shareholders, there may not be, without further approval of such shareholders, any extension or waiver of the merger agreement that changes the amount or form of consideration to be paid to the Sky shareholders, other than as contemplated by the merger agreement.

The merger agreement can be terminated by mutual consent and by either party in the following circumstances:

•	if any of the required regulatory approvals are denied (and the denial is final and nonappealable);

•	if the merger has not been completed on or before December 31, 2007, unless the failure to complete the merger by that date is due to the terminating party’s actions;

•

if there is a breach by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 45 days of notice of the breach;

•	if the requisite shareholder vote in connection with the merger agreement is not obtained at the Huntington shareholder meeting and Sky shareholder meeting, respectively;

•

if the other party fails to recommend the approval of the relevant proposal to its shareholders, modifies its recommendation in a manner adverse to the other party or recommends an alternative transaction; or

•	if the other party fails to substantially comply with its obligations relating to soliciting its shareholder vote or relating to not soliciting alternative transactions.

If the merger agreement is terminated, it will become void, and there will be no liability on the part of Huntington or Sky, except that (1) termination will not relieve a breaching party from liability for any willful breach and (2) the confidentiality agreement between the parties and other customary provisions will survive termination. In addition, if the merger agreement is terminated, a termination fee is payable under certain circumstances as set forth below.

Termination Fee

The merger agreement contains a reciprocal $125 million termination fee payable under the circumstances described below.

•

The termination fee is payable immediately to the terminating party by the other party if the merger agreement is terminated based on the other party’s failure to recommend the approval of the relevant proposal to its shareholders, or if the other party modifies its recommendation in a manner adverse to the terminating party, recommends an Alternative Transaction or fails to substantially comply with its obligations relating to soliciting its shareholder vote or not soliciting alternative transactions.

•	The termination fee is payable by Sky to Huntington or Huntington to Sky, as applicable, in a situation that satisfies each of the following conditions:

(1) a party receives a bona fide Acquisition Proposal;

(2) thereafter the merger agreement is terminated due to either (a) the occurrence of the drop dead date of December 31, 2007 following the failure to receive the relevant party’s requisite shareholder vote, (b) the failure to receive the relevant party’s requisite shareholder vote, or (c) the relevant party’s willful material breach of its covenants under the merger agreement; and

(3) within 12 months following termination of the merger agreement, the relevant party enters into or completes an Alternative Transaction with respect to a majority of such party’s stock or assets.

Resales of Huntington Stock by Affiliates

Affiliates of Sky, as defined under Rule 145 under the Securities Act, generally may not sell their shares of Huntington common stock acquired in the merger, except pursuant to an effective registration statement under the Securities Act, in compliance with Rule 145 under the Securities Act or pursuant to another applicable exemption from the registration requirements of the Securities Act.

Under the merger agreement, Sky agrees to use reasonable best efforts to cause persons that are affiliates of Sky to deliver letter agreements by which each affiliate agrees, among other things, not to offer to sell, transfer or otherwise dispose of any of the shares of Huntington common stock distributed to him, her or it pursuant to the merger, except in compliance with Rule 145 under the Securities Act, in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or in an offering registered under the Securities Act. Huntington may place restrictive legends on Huntington stock certificates that are issued to persons who are deemed to be affiliates of Sky under the Securities Act.

This document does not cover any resales of Huntington common stock received in the merger by any person who may be deemed an affiliate of Sky.

Employee Benefit Matters

The merger agreement provides that, from and after completion of the merger, Sky employees will be entitled to participate in Huntington employee benefit plans that are no less favorable than the plans generally in effect for similarly situated employees of Huntington or will continue to participate in the Sky plans in effect immediately prior to the merger.

Huntington will provide Sky employees with customary past service credit for purposes of eligibility, participation, vesting and levels of benefit accruals under the Huntington benefit plans (other than benefit accruals under Huntington’s defined benefit pension plans). Huntington will waive specified exclusions and limitations under its welfare benefit plans in which the Sky employees are eligible to participate following the merger to the extent waived under the corresponding Sky plan in which the applicable employee participated prior to the merger and will give Sky employees credit, for the plan year in which they start participating in any such plan, toward applicable deductibles and annual out-of-pocket limits for expenses incurred before such participation.

Sky employees (other than those with individual agreements providing for severance or “change in control” benefits) who terminate employment with the surviving company within the twelve-month period after closing will be entitled to receive the greater of the severance pay and benefits provided under Huntington’s severance plan, in accordance with its terms in effect from time to time, and Sky’s severance plan (in accordance with its terms in effect immediately prior to closing). These severance benefits will be calculated on the basis of the employee’s service at the time of termination and the greater of the employee’s compensation at the time of termination or immediately prior to completion of the merger. These severance benefits will be provided in all cases under the terms and procedures of Huntington’s severance plan, except with regard to the benefit formula, as described above.

Indemnification and Insurance

The merger agreement provides that from and after the effective date of the merger, Huntington will indemnify to the fullest extent currently provided under applicable law, Sky’s charter and bylaws and existing indemnification agreements, each of Sky’s directors or officers against all losses or costs in connection with any claim pertaining to (i) the fact that such person is or was a director or officer of Sky or its subsidiaries or (ii) the merger agreement and the transactions contemplated thereby.

The merger agreement further provides that Huntington will cause the officers and directors of Sky to be covered for a period of six years by Sky’s directors’ and officers’ insurance, or policies that are not less advantageous than Sky’s existing policy, with respect to acts or omissions occurring prior to the merger, provided that Huntington will not be required to pay annual premiums in excess of 250% of Sky’s current premiums.

The parties agreed to cooperate and use their best efforts to defend against and respond to any claim, action, suit, proceeding or investigation pertaining to (i) a director or officer of Sky or (ii) the merger agreement and the transactions contemplated thereby.

INFORMATION ABOUT THE COMPANIES

Huntington Bancshares Incorporated

Huntington Bancshares Incorporated is a $35.3 billion multi-state diversified financial holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through our subsidiaries, we provide full-service commercial and consumer banking services, mortgage banking services, automobile financing, equipment leasing, investment management, trust services, brokerage services, private mortgage insurance, reinsuring credit life and disability insurance, and other insurance and financial products and services. Our banking offices are located in Ohio, Michigan, West Virginia, Indiana, and Kentucky. Certain activities are also conducted in Arizona, Florida, Georgia, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, and Vermont. We have a foreign office in the Cayman Islands and another in Hong Kong. The Huntington National Bank, organized in 1866, is our only bank subsidiary. The company is located on the web at www.huntington.com.

Additional information about Huntington and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 172.

The principal executive office of Huntington is located at 41 South High Street, Columbus, Ohio 43287.

Sky Financial Group, Inc.

Sky Financial Group, Inc. is a $17.7 billion diversified financial holding company. Sky’s asset size places it among the 40 largest publicly held bank holding companies in the nation. Committed to providing clients with personal attention and professional advice from over 330 financial centers and over 400 ATMs, Sky serves communities in Ohio, Pennsylvania, Indiana, Michigan and West Virginia. Sky’s financial service affiliates include: Sky Bank, commercial and retail banking; Sky Trust, asset management services; and Sky Insurance, retail and commercial insurance agency services. The company is located on the web at www.skyfi.com.

Additional information about Sky and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 172.

The principal executive office of Sky is located at 221 South Church Street, Bowling Green, Ohio 43402.

Penguin Acquisition, LLC

Penguin Acquisition, LLC is a newly formed Maryland limited liability company and a wholly owned subsidiary of Huntington. Penguin Acquisition, LLC is formed solely for the purpose of effecting the proposed merger with Sky and has not carried on any activities other than in connection with the proposed merger.

The principal executive office of Penguin Acquisition, LLC is located at 41 South High Street, Columbus, Ohio 43287.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Huntington common stock and Sky common stock are listed on the Nasdaq Stock Market. The following table sets forth the high and low closing prices of shares of Huntington common stock and Sky common stock, as reported on the Nasdaq Stock Market, and the quarterly cash dividends declared per share for the periods indicated.

	Huntington Common Stock			Sky Common Stock
	High	Low	Dividend	High	Low	Dividend
2005
First Quarter	$24.65	$22.30	$.20	$28.70	$25.89	$.22
Second Quarter	24.68	22.72	.215	29.00	25.83	.22
Third Quarter	25.40	22.47	.215	29.14	27.57	.22
Fourth Quarter	24.50	21.19	.215	29.81	26.44	.23

2006
First Quarter	$24.64	$22.71	$.25	$28.48	$25.44	$.23
Second Quarter	24.27	23.25	.25	26.67	23.31	.23
Third Quarter	24.73	23.13	.25	25.00	23.80	.23
Fourth Quarter	24.91	22.96	.25	28.54	24.17	.25

2007
First Quarter	$24.05	$21.85	$.265	$29.07	$26.75	$.25
Second Quarter (through April 18, 2007)	22.47	21.42	—	27.49	26.25	—

The following table shows the closing sale prices of Huntington common stock and Sky common stock as reported on the Nasdaq Stock Market on December 19, 2006, the last trading day before we announced the merger, and on April 18, 2007, the last practicable trading day before the distribution of this document. This table also shows the implied value of the merger consideration proposed for each share of Sky common stock, which we calculated by multiplying the closing price of Huntington common stock on those dates by 1.098 and then adding $3.023 in cash, the exchange ratio.

	Huntington Common Stock	Sky Common Stock	Implied Value of One Share of Sky Common Stock
At December 19, 2006	$24.77	$24.17	$30.22
At April 18, 2007	$22.47	$27.49	$27.70

The market price of Huntington common stock and Sky common stock will fluctuate prior to the merger. You should obtain current market quotations for the shares.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

HUNTINGTON BANCSHARES INCORPORATED AND SKY FINANCIAL GROUP, INC.

The following Unaudited Pro Forma Condensed Combined Consolidated Statement of Financial Condition combines the historical Consolidated Statement of Financial Condition of Huntington and its subsidiaries and the historical Consolidated Statement of Financial Condition of Sky and its subsidiaries, giving effect to the merger as if it had occurred on December 31, 2006, as an acquisition by Huntington of Sky using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.

The following Unaudited Pro Forma Condensed Combined Consolidated Statement of Income for the year ended December 31, 2006 combines the historical consolidated statements of income of Huntington and its subsidiaries and Sky and its subsidiaries, giving effect to the merger as if the merger had become effective at January 1, 2006 as an acquisition by Huntington of Sky using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.

The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements included herein are presented for informational purposes only. This information includes various estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed combined consolidated financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical financial statements and related notes thereto of Huntington and its subsidiaries and Sky and its subsidiaries, such information and notes thereto incorporated by reference herein.

The historical consolidated statements of income for the year ended December 31, 2006 of Huntington and its subsidiaries and Sky and its subsidiaries include a number of items that impacted the respective results for each company, including:

•

Huntington recorded an $84.5 million reduction to federal income tax provision. As a result of the resolution of a federal income tax audit for the tax years 2002 and 2003, Huntington released previously established tax reserves and recognized a federal tax loss carryback.

•

Huntington utilized the excess capital resulting from the reduction to the federal income tax provision to restructure certain under-performing components of its balance sheet. Management’s actions included the review of $2.1 billion of securities for potential sale, the refinancing of a portion of its FHLB funding, and the sale of certain residential mortgage loans. Huntington recorded $73.3 million of securities losses, $4.4 million of losses on the early extinguishment of debt (recorded in other non-interest expense) and $0.9 million of losses on the sale of mortgage loans (recorded in mortgage banking income).

•

Sky restructured its balance sheet to strengthen its capital ratios, maintain a sound interest rate risk position, and enhance the net interest margin following its acquisitions of Union Federal Bank and Perpetual Savings Bank by selling approximately $0.5 billion of securities and using the proceeds to pay down certain FHLB advances and other borrowings. This balance sheet restructuring resulted in $19.4 million of securities losses and $4.2 million of gains in other income.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

HUNTINGTON BANCSHARES INCORPORATED AND SKY FINANCIAL GROUP, INC.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Financial Condition

As of December 31, 2006

(in thousands)

	Huntington Historical	Sky Historical	Pro Forma Adjustments	Pro Form Combined
Assets
Cash and due from banks (See Note 1)	$1,080,163	$345,858	$(18,624)	$1,407,397
Federal funds sold and securities purchased under resale agreements	440,584	40,000		480,584
Interest bearing deposits in banks	74,168	12,245		86,413
Trading account securities	36,056	—		36,056
Loans held for sale	270,422	20,019		290,441
Investment securities (See Note 3)	4,362,924	3,129,960		7,492,884
Loans and leases (See Note 3)	26,153,425	12,826,817	(108,416)	38,871,826
Allowance for loan and lease losses (See Note 3)	(272,068)	(172,990)	13,416	(431,642)

Net loans and leases	25,881,357	12,653,827	(95,000)	38,440,184

Bank owned life insurance	1,089,028	151,414		1,240,442
Premises and equipment	372,772	206,145		578,917
Goodwill (See Note 3)	570,876	728,260	1,647,327	2,946,463
Other intangible assets (See Note 3)	59,487	73,442	246,558	379,487
Accrued income and other assets (See Note 3)	1,091,182	364,924	(44,050)	1,412,056

Total Assets	$35,329,019	$17,726,094	$1,736,211	$54,791,324

Liabilities and Shareholders’ Equity
Liabilities
Deposits (See Note 3)	$25,047,770	$13,220,653	$7,000	$38,275,423
Short-term borrowings	1,676,189	978,661		2,654,850
Federal Home Loan Bank advances & other long-term debt (See Note 3)	3,225,961	1,103,786	37,000	4,366,747
Subordinated notes (See Note 3)	1,286,657	335,294	350,000	1,971,951
Allowance for unfunded loan commitments and letters of credit	40,161	490		40,651
Deferred federal income tax liability (See Note 3)	443,921	—	(87,378)	356,543
Accrued expenses and other liabilities (See Note 3)	594,034	206,562	185,000	985,596

Total Liabilities	32,314,693	15,845,446	491,622	48,651,761

Shareholders’ equity
Preferred stock	—	—	—	—
Common stock (See Note 2)	2,560,569	1,442,507	1,682,730	5,685,806
Less treasury stock (See Note 2)	(506,946)	(47,303)	47,303	(506,946)
Accumulated other comprehensive loss (See Note 2)	(55,066)	(31,182)	31,182	(55,066)
Retained earnings (See Note 2)	1,015,769	516,626	(516,626)	1,015,769

Total Shareholders’ Equity	3,014,326	1,880,648	1,244,589	6,139,563

Total Liabilities and Shareholders’ Equity	$35,329,019	$17,726,094	$1,736,211	$54,791,324

HUNTINGTON BANCSHARES INCORPORATED AND SKY FINANCIAL GROUP, INC.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income

For the Year ended December 31, 2006

(in thousands except per common share)

	Huntington Historical	Sky Historical	Pro Forma Adjustments	Pro Form Combined
Interest income
Interest and fee income on loans (See Note 4)	$1,777,599	$860,699	$21,683	$2,659,981
Interest and fee income on securities (See Note 4)	255,195	151,451	14,996	421,642
Other interest income	37,725	1,341		39,066

Total interest income	2,070,519	1,013,491	36,679	3,120,689

Interest expense
Interest expense on deposits (See Note 4)	717,167	332,938	(4,667)	1,045,438
Interest expense on borrowings (See Note 4)	334,175	139,007	16,225	489,407

Total interest expense	1,051,342	471,945	11,558	1,534,845

Net interest income	1,019,177	541,546	25,121	1,585,844
Provision for credit losses	65,191	36,854		102,045

Net interest income after provision for credit losses	953,986	504,692	25,121	1,483,799

Service charges on deposit accounts	185,713	67,707		253,420
Trust services	89,955	24,279		114,234
Brokerage and insurance income	58,835	67,394		126,229
Bank owned life insurance income	43,775	6,317		50,092
Automobile operating lease income	43,115			43,115
Other service charges and fees	51,354	20,322		71,676
Mortgage banking income	41,491	23,141		64,632
Securities losses	(73,191)	(21,184)		(94,375)
Gains on sales of automobile loans	3,095	—		3,095
Other income	116,927	30,894		147,821

Total non-interest income	561,069	218,870	—	779,939

Personnel costs	541,228	243,281		784,509
Net occupancy and equipment	141,193	72,560		213,753
Professional and other outside services	105,832	36,142		141,974
Marketing	31,728	13,623		45,351
Automobile operating lease expense	31,286	—		31,286
Telecommunications	19,252	8,360		27,612
Printing and supplies	13,864	6,092		19,956
Amortization of intangibles (See Note 4)	9,962	15,803	42,379	68,144
Other expenses	106,649	42,694		149,343

Total non-interest expense	1,000,994	438,555	42,379	1,481,928

Income before income taxes	514,061	285,007	(17,258)	781,810
Provision for income taxes	52,840	94,669	(6,040)	141,469

Net income	$461,221	$190,338	$(11,218)	$640,341

Average common shares—basic	236,699	110,107	10,790	357,596
Average common shares—diluted	239,920	110,954	10,873	361,747

Per common share
Net income—basic	$1.95	$1.73		$1.79
Net income—diluted	1.92	1.72		1.77

HUNTINGTON BANCSHARES INCORPORATED AND SKY FINANCIAL GROUP, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS

As of and For the Year Ended December 31, 2006

Note 1. Basis of Presentation

The merger will be accounted for as an acquisition by Huntington of Sky using the purchase method of accounting and, accordingly, the assets and liabilities of Sky will be recorded at their respective fair values on the date the merger is completed. The merger will be effected by the issuance of Huntington no par value common stock to Sky shareholders. Each share of Sky common stock will be exchanged for 1.098 shares of Huntington common stock plus cash consideration of $3.023. The shares of Huntington common stock issued to effect the merger will be recorded at $23.85 per share. This amount was determined by averaging the closing price of shares of Huntington common stock over a five-day period beginning two days before the date the merger was announced and ending two days after the date the merger was announced.

The pro forma financial information includes estimated adjustments to record assets and liabilities of Sky at their respective fair values, to reflect the issuance of shares to effect the merger, the payment of $354 million in cash consideration, and the payment of $15 million in acquisition costs. The pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed. The impact to net cash, as a result of the acquisition, is as follows (in thousands):

Impact to net cash
Proceeds from issuance of debt	$350,000
Cash consideration (See Note 3)	(353,624)
Direct acquisition costs	(15,000)

Net adjustment to cash	$(18,624)

The final allocation of the purchase price will be determined after the merger is completed and additional analyses are performed to determine the fair values of Sky’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Changes in the fair value of the net assets of Sky as of the date of the merger will change the amount of purchase price allocable to excess purchase price. The further refinement of direct acquisition costs will change the amount of excess purchase price (goodwill) recorded. In addition, changes in Sky’s shareholders’ equity, including net income, between January 1, 2007 and the date of the merger will also change the amount of excess purchase price recorded. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The pro forma financial information for the merger is included only as of and for the year ended December 31, 2006. The unaudited pro forma information is not necessarily indicative of the results of income or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable period presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

Certain reclassifications have been made to the balance sheet and income statement of Sky to conform with Huntington’s presentation.

Note 2. Adjustments to Equity

The pro forma financial information reflects the issuance of 128,441,844 shares of Huntington common stock on December 31, 2006, and aggregate cash consideration of $354 million. The table below provides the calculation of the number of shares to be issued:

Sky shares outstanding	116,978,000
Exchange ratio	1.098

Huntington shares to be issued	128,441,844

HUNTINGTON BANCSHARES INCORPORATED AND SKY FINANCIAL GROUP, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The pro forma financial information includes adjustments to shareholders’ equity for the elimination of Sky’s accumulated other comprehensive loss of $31.2 million, the retirement of Sky treasury stock of $47.3 million and the elimination of Sky’s retained earnings of $516.6 million. All of these amounts have been reclassified into common stock. In addition to these equity adjustments, $61.9 million was included in the purchase price for the estimated fair value of all unexercised Sky stock options assumed upon the merger. The $61.9 million is a preliminary estimate based on the fair value of the Huntington stock options that will be issued. The final estimate of fair value of the Sky stock options will be based on the Black-Scholes option model.

The following table provides a summary of pro forma adjustments to shareholders’ equity (dollars in thousands, except per share amount):

Common stock adjustment
Shares of Huntington common stock issued	128,441,844
Valuation price of Huntington shares	$23.85

Increase due to issuance of shares	$3,063,338
Less: Sky common stock	(1,442,507)

Common stock adjustment	1,620,831
Adjustment for the estimated fair value of Sky stock options	61,899

Pro forma adjustment to common stock	1,682,730

Retire Sky treasury stock	47,303
Eliminate Sky retained earnings	(516,626)
Eliminate Sky accumulated other comprehensive loss	31,182

Total pro forma adjustment to Huntington stockholders’ equity	$1,244,589

Note 3. Purchase Accounting Adjustments

The purchase accounting adjustments included in the pro forma statement of financial condition include a reduction of $108 million to loans and increases to interest-bearing deposits and long-term borrowings of $7 million and $37 million, respectively. These adjustments are based on preliminary valuations performed as of December 31, 2006. The adjustments recorded for these assets and liabilities on the merger date could vary significantly from the pro forma adjustments included herein depending on changes in interest rates and the components of the assets and liabilities. An analysis to determine the purchase accounting adjustment to Sky’s property and equipment has not yet been completed. Upon completion of this analysis, adjustments may be recorded which will affect the purchase price allocation.

The purchase accounting adjustments include an intangible asset increase of $247 million. The adjustment includes the establishment of a core deposit intangible asset of $200 million, relationship intangibles of $100 million and a trust intangible of $20 million, less Sky’s recorded intangible assets of $73 million. The $200 million was calculated by applying a premium of 2.0% to Sky’s core deposits of $10.3 billion. The amortization of the intangible assets in the pro forma statement of income is assumed to be over a ten-year period using an accelerated method. An analysis to determine if other identifiable intangible assets exist has not yet been completed. Upon completion of this analysis, additional intangible assets may be recorded which will affect the purchase price allocation.

The pro forma statement of financial condition includes an estimated $185 million increase to accrued expenses and other liabilities to reflect the amounts allocated to liabilities expected to be assumed in the

HUNTINGTON BANCSHARES INCORPORATED AND SKY FINANCIAL GROUP, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

acquisition. The estimated liabilities assumed in the merger consist of personnel-related costs which include involuntary termination benefits for Sky’s employees severed in connection with the merger, costs to cancel contracts that will provide no future benefit to the combined company, occupancy costs related to lease cancellation penalties for space vacated in connection with the merger and investment banker and legal fees incurred in connection with the transaction. The $185 million pro forma adjustment is included in other liabilities and relates only to costs associated with Sky.

The pro forma financial statements also include a net reduction to deferred federal income tax liability of $87.4 million. This adjustment is made to eliminate the deferred tax impact of $25.7 million related to the write-off of Sky’s intangible assets in the merger, to establish a net deferred tax liability of $7.3 million, which is based on 35% of all purchase accounting adjustments to assets and liabilities, including newly recognized identifiable intangible assets (with the exception of excess purchase price) and to reclass Sky’s $69.0 million net deferred tax asset against Huntington’s net deferred tax liability.

In addition, the pro forma statement of financial condition includes the following items:

•

The issuance by Huntington of $350 million in new debt. This new debt will fund the $354 million cash portion of the merger consideration. This cash portion must be paid by Huntington’s holding company, which is prohibited by banking regulations from funding this cash portion from the cash held by its bank subsidiary. The new debt is expected to qualify as regulatory capital.

•

An estimated $13.4 million reduction to allowance for loan losses, which represents the estimated impact of Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (“SOP 03-3”), on this transaction.

•

An estimated $25.0 million increase to other assets to conform Sky’s carrying value of its mortgage servicing rights (MSRs) to fair value under Financial Accounting Standards Board Statement No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140, to conform to Huntington’s accounting method for MSRs.

HUNTINGTON BANCSHARES INCORPORATED AND SKY FINANCIAL GROUP, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides the calculation and allocation of the purchase price used in the pro forma financial statements (dollars in thousands):

Purchase price
Huntington shares to be issued	128,441,844
Valuation price of Huntington shares	$23.85

Fair value of Huntington shares to be issued		$3,063,338
Sky shares outstanding:	116,978,000
Cash to be paid per Sky share	$3.023

Cash consideration		353,624
Estimated fair value of Huntington stock options to be issued for Sky options		61,899
Direct acquisition costs		15,000

Total consideration		3,493,861

Net tangible assets acquired
Sky’s stockholders’ equity	$1,880,648
Sky’s goodwill	(728,260)
Sky’s other intangibles	(73,442)
Deferred tax liability for Sky’s other intangibles	25,705

		(1,104,651)

Excess of net purchase price over carrying value of net tangible assets acquired		2,389,210
Estimated adjustments to reflect fair values of acquired assets and liabilities
Reduction of loans and leases to adjust to fair value		108,416
Reduction to the allowance for loan losses for acquired impaired loans		(13,416)
Estimated core deposit intangible	$200,000
Estimated relationship intangible	100,000
Estimated trust intangible	20,000

Total acquired intangible assets		(320,000)
Liabilities assumed for merger-related costs		185,000
Increase to interest-bearing deposits to adjust to fair value		7,000
Increase to FHLB and other borrowings to adjust to fair value		37,000
Mortgage servicing rights		(24,959)
Deferred income taxes
Increase in temporary differences	$20,959
Income tax rate	35%

Impact of deferred taxes		7,336

Increase in goodwill as a result of the merger		2,375,587
Less: goodwill recorded by Sky to be written off in the merger		(728,260)

Pro forma adjustment for goodwill		$1,647,327

HUNTINGTON BANCSHARES INCORPORATED AND SKY FINANCIAL GROUP, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4. Pro Forma Statement of Income

The pro forma condensed combined consolidated statement of income for the year ended December 31, 2006 includes adjustments for the amortization of the estimated identifiable intangible assets, the estimated accretion of the unrealized loss on Sky’s securities, the estimated amortization or accretion of purchase accounting adjustments made to loans, interest-bearing deposits, long-term borrowings and the related tax effect of all the adjustments. The amortization or accretion of the purchase accounting adjustments made to securities, loans, interest-bearing deposits, and long-term borrowings was estimated based on the weighted average maturities, using a straight-line method of recognition. The actual amortization or accretion of the purchase accounting adjustments will use the interest method for recognition. An analysis to determine the purchase accounting adjustment to Sky’s premises and equipment has not yet been completed. The amortization of identifiable intangible assets was estimated using a 10-year, sum-of-the-years digits method. Using this method, amortization is expected to be $58.2 million in the first year, $52.4 million in the second year, $46.5 million in the third year, $40.7 million in the fourth year, $34.9 million in the fifth year, and $87.3 million thereafter. The adjustment for pro forma amortization expense includes the $58.2 million of new amortization expense less Sky’s historical amortization expense of $15.8 million.

	Estimated Adjustment for Fair Value	Estimated Weighted Average Life (in years)	Estimated Increase/ (Decrease) to Income
Accretion/amortization of fair value adjustments
Loans	$108,416	5.0	$21,683
Securities	44,987	3.0	14,996
Deposits	7,000	1.5	4,667
Borrowings	37,000	5.0	7,400

Total accretion/amortization of fair value adjustments			$48,746

The estimated restructuring and merger-related expenses discussed in Note 5 are not included in the pro forma statement of income since they will be recorded in the combined results of income as they are incurred after completion of the merger and are not indicative of what the historical results of the combined company would have been had the companies been actually combined during the periods presented.

Additionally, Huntington currently estimates that it will realize approximately $115 million in annual cost savings following the merger, which Huntington expects to be phased in over a two-year period, but there is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all. These cost savings are not reflected in the pro forma financial information.

The impact of conforming Sky’s accounting policy to reflect the adoption of FASB Statement No. 156 has not been included in the pro forma financial results as the impact on the income statement is not material.

Huntington anticipates issuing approximately $350 million in new debt in connection with the merger. This new debt is expected to qualify as bank regulatory capital and, therefore, we have assumed an interest rate of 6.75% for this new debt, resulting in an increase to interest expense of $23.6 million. The actual rate applicable to such debt will depend on the market conditions at the time that this debt is issued. It is anticipated that interest expense would be impacted by $0.4 million for each one-eighth of a percent that the actual interest cost of the debt differs from 6.75%.

HUNTINGTON BANCSHARES INCORPORATED AND SKY FINANCIAL GROUP, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The adjustments reflected in the pro forma condensed combined consolidated statement of income are presented in the table below (in thousands):

Increase/ (Decrease) to Income
Total accretion/amortization of fair value adjustments	$48,746
Interest expense on new long-term borrowings	(23,625)
Amortization of intangibles	(58,182)
Eliminate amortization of Sky’s existing intangibles	15,803

Reduction in income before income taxes	(17,258)
Income tax rate	x 35%

Adjustment to provision for income taxes	(6,040)

Reduction in net income	$(11,218)

Note 5. Merger Costs

In connection with the merger, Huntington and Sky have begun to further develop their preliminary plans to consolidate the operations of Huntington and Sky. Over the next several months, the specific details of these plans will be refined. Huntington and Sky are currently in the process of assessing the two companies’ personnel, benefit plans, premises, equipment, computer systems and service contracts to determine where we may take advantage of redundancies or where it may be beneficial or necessary to convert to one system.

Certain decisions arising from these assessments may involve, among other things, involuntary termination of Sky’s employees, vacating Sky’s leased premises, terminating contracts between Sky and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by Sky. The costs associated with such decisions will be recorded as purchase accounting adjustments, which have the effect of increasing the amount of the purchase price allocable to excess purchase price. It is expected that all such costs will be identified and recorded within one year of completion of the merger and all such actions required to effect these decisions would be taken within one year after finalization of these plans. It is anticipated that the total merger costs will approximate $185 million. The pro forma condensed combined consolidated statement of financial condition includes an increase in liabilities of $185 million to reflect all of the merger costs as liabilities assumed in the merger. See Note 3 for additional discussion.

In addition to decisions regarding Sky’s employees and activities, certain decisions may be made to, among other things, involuntarily terminate Huntington employees, vacate Huntington leased premises, cancel contracts and sell or otherwise dispose of certain premises, furniture and equipment owned by Huntington. These exit and disposal costs would be recorded in accordance with Financial Accounting Standards Board Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, in the results of income of the combined company in the period incurred. Huntington also expects to incur merger-related expenses in the process of combining the operations of the two companies. These merger-related expenses include system conversion costs, employee retention arrangements and costs of incremental communications to customers and others. It is expected that the exit and disposal costs, along with the merger-related costs, will be incurred over a two-year period after completion of the merger. We have not estimated these restructuring and merger-related expenses and have not included an estimate for these in the pro forma statement of income since these costs will be recorded in the combined results of income as they are incurred after completion of the merger and are not indicative of what the historical results of Huntington would have been had Huntington and Sky actually been combined during the periods presented.

COMPARISON OF RIGHTS OF HUNTINGTON SHAREHOLDERS

AND SKY SHAREHOLDERS

As a result of the merger, Sky common shareholders will receive 1.098 shares of Huntington common stock and $3.023 in cash, without interest, in exchange for each outstanding share of Sky common stock. The following is a summary of certain material differences between the rights of holders of Sky common stock and the rights of holders of Huntington common stock. These differences arise in part from the differences between Maryland law governing corporations, including the Maryland General Corporation Law, commonly referred to as the MGCL, and Ohio law governing corporations, including the Ohio General Corporation Law, commonly referred to as the OGCL. Additional differences arise from the governing documents of the two companies. After completion of the merger, the rights of Sky shareholders who become Huntington shareholders will be governed by Huntington’s charter, Huntington’s bylaws, as amended, and Maryland law. The following comparison of the material provisions of Huntington’s charter and bylaws and Sky’s amended and restated charter and code of regulations is qualified in its entirety by reference to those documents. See “Where You Can Find More Information” on page 172.

Huntington	Sky

CAPITAL STOCK

Authorized Capital:

500,000,000 shares of Huntington common stock, no par value per share, of which there were 235,713,500 shares issued and outstanding as of March 31, 2007. As of that time, no shares of Huntington common stock were reserved for issuance, except for approximately 33,392,638 shares reserved for issuance pursuant to compensation and benefit plans of Huntington. 6,617,808 shares of preferred stock, no par value, of which no shares were issued and outstanding.

350,000,000 shares of Sky common stock, no par value per share, of which there were 117,852,468 shares issued and outstanding as of March 31, 2007. As of that time, no shares of Sky common stock were reserved for issuance, except for approximately 6,483,589 shares reserved for issuance pursuant to compensation and benefit plans of Sky. 10,000,000 shares of serial preferred stock, par value $10.00 per share, of which no shares were issued and outstanding.

Public Market for the Shares:

Huntington common stock is listed on the Nasdaq Stock Market.	Sky common stock is listed on the Nasdaq Stock Market.

BOARD OF DIRECTORS

Size of the Board of Directors:

The MGCL provides that each Maryland corporation must have at least one director, with the number specified in or fixed in accordance with the charter or bylaws of the corporation. Corporations that have elected to be governed by certain provisions of the unsolicited takeover statute may provide that only the board of directors may fix the size of the board of directors, notwithstanding any contrary provision in the charter or bylaws (Huntington has not made this election). A majority of the board must consist of independent directors.

The OGCL provides that the board of directors of an Ohio corporation with more than two shareholders must consist of three or more individuals, with the number specified in or fixed in accordance with the charter or code of regulations of the corporation.

Huntington	Sky

Huntington’s charter provides that the number of directors is initially 12 and may be increased or decreased as set forth in its bylaws, but may not be fewer than three. Huntington’s bylaws state that a majority of the entire board of directors may alter the size of the board, however Huntington may not have more than 25 directors nor fewer than three directors. Huntington’s board currently has 11 directors.

After the merger, the board of directors of Huntington will consist of fifteen members comprised of (i) Mr. Thomas Hoaglin, the current chairman and chief executive officer of Huntington, plus nine current non-employee directors of Huntington designated by Huntington and (ii) Mr. Marty Adams, the current chairman and chief executive officer of Sky, plus four current non-employee directors of Sky designated by Sky. The above provisions will be contained in a bylaw provision that until December 31, 2009 can only be amended by an affirmative vote of at least 75% of the directors that constitute the entire Board of Directors of Huntington. A copy of the bylaw is attached to this document as Appendix E.

Under Sky’s code of regulations, the number of directors will not be less than 5 nor more than 35, the exact number of directors to be determined from time to time by a seventy (70) percent (%) majority vote of the directors then in office, and such exact number is twenty eight (28) until otherwise determined. Sky’s board currently has 14 directors.

Classified Board of Directors:

The MGCL permits, but does not require, a Maryland corporation to provide for a classified board of directors in its charter or bylaws.

Huntington’s charter and bylaws provide for a classified board of directors, with each class to consist as nearly as possible of one-third of the total number of directors and with each class to hold office for a three-year term.

The OGCL permits, but does not require, an Ohio corporation to provide for a classified board of directors in its charter or code of regulations.

Sky’s code of regulations provides for a classified board of directors, with three classes of directors serving staggered terms.

Election of the Board of Directors:

The MGCL provides that, unless the charter or bylaws of a corporation provide otherwise, the nominee receiving the greatest number of all the votes cast at a shareholder meeting at which a quorum is present will be elected director.

Huntington’s bylaws provide that a plurality of all votes cast at a meeting at which a quorum is present is sufficient to elect a director.

The OGCL provides that at all elections of directors, the candidates receiving the greatest votes will be elected. Sky’s code of regulations does not change the OGCL default rule.

Huntington	Sky
Vacancies on the Board of Directors:

The MGCL provides that shareholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. Unless the charter or bylaws provide otherwise, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy on the board of directors which results from any cause except an increase in the number of directors, which requires the vote of a majority of the entire board of directors. Corporations that have elected to be governed by certain provisions of the unsolicited takeover statute may provide that any vacancy may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum (Huntington has not made this election) and that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies (Huntington has made this election), notwithstanding any contrary provision in the charter or bylaws.

Huntington’s bylaws provide that a majority of the remaining directors (whether or not sufficient to constitute a quorum) may fill a vacancy which results from any cause other than an increase in the size of the board; a majority of the entire board may fill a vacancy created by an increase in the size of the board. Huntington’s bylaws also provide that Huntington’s shareholders may elect a successor to fill a vacancy on the board which results from the retirement or removal of a director. Huntington’s bylaws also provide that any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies.

The OGCL provides that vacancies, including vacancies resulting from an increase in the number of directors, on an Ohio corporation’s board of directors may be filled by a majority of the remaining directors of the corporation, unless the governing documents of the corporation provide otherwise. If the remaining directors constitute less than a quorum of the board of directors, then the remaining directors may fill vacancies by a majority vote.

Sky’s code of regulations provides that vacancies on the board created by resignation or an increase in the number of directors are filled by a majority of the directors then in office, but any vacancy as a result of removal is filled by the shareholders.

Removal of Directors:

The MGCL generally provides that, unless otherwise provided in the charter, the shareholders of a corporation may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors. However, unless otherwise provided in the charter of the corporation, if the directors have been divided into classes, a director may not be removed without cause.

The OGCL provides that, unless the articles, the regulations adopted by the shareholders, or the regulations adopted by the directors expressly provide that no director may be removed from office or that removal of directors requires a greater vote, all the directors, all the directors of a particular class, or any individual director may be removed from office, without assigning any cause, by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be

Huntington	Sky

Huntington’s charter provides that a director may be removed by the affirmative vote of two-thirds of all the votes to be cast for the election of directors, but no director may be removed by the shareholders without cause.

removed; except that in the case of a corporation whose directors are classified, the shareholders may effect that removal only for cause.

Sky’s code of regulations provides that directors may be removed with or without cause by the affirmative vote of not less than 70 percent of the whole Board of Directors.

PROVISIONS AFFECTING CONTROL SHARE ACQUISITIONS AND BUSINESS COMBINATIONS

The MGCL prohibits a business combination between a corporation and any interested shareholder or any affiliate of an interested shareholder for five years following the most recent date upon which the shareholder became an interested shareholder. These business combinations include a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities. Generally, an interested shareholder is anyone who beneficially owns 10% or more of the voting power of the corporation’s shares or any affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, beneficially owned 10% or more of the voting power of the corporation’s then outstanding voting stock. A person is not an interested shareholder under Maryland law if the board of directors approved in advance the transaction by which the interested shareholder otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested shareholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if the corporation’s common

Chapter 1704 of the OGCL prohibits an “interested shareholder” from engaging in a wide range of business combinations, such as mergers and significant asset sales, with an “issuing public corporation” for three years after the date on which a shareholder becomes an interested shareholder (the “share acquisition date”), unless the directors of the corporation approved the transaction or the share purchase by the interested shareholder prior to the share acquisition date. If the transaction was not previously approved, the interested shareholder may effect such a transaction after the three-year period only if the transaction is approved by the affirmative vote of two-thirds of the voting power of the corporation and by the affirmative vote of the holders of at least a majority of the disinterested shares or if the offer meets certain fair price criteria.

The above restrictions do not apply if an Ohio corporation, by action of its shareholders holding at least two-thirds of the voting power of the corporation, adopts an amendment to its charter specifying that Chapter 1704 of the OGCL will not be applicable to the corporation. Sky has not adopted this amendment.

Under Section 1701.831 of the OGCL, unless the charter or code of regulations of an Ohio corporation otherwise provide, any control share acquisition of an issuing public corporation can only be made with the prior authorization of the shareholders of the corporation. Sky’s charter excludes the application of the provisions of Section 1701.831 of the OGCL to control share acquisitions.

Huntington	Sky

shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

The Maryland business combination act permits various exceptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested shareholder becomes an interested shareholder.

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock as to which the acquiring person, officers of the corporation, and employees of the corporation who are also directors of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

A person who has made or proposes to make a “control share acquisition,” upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of shareholders to be held within 50 days of such demand to consider the voting rights of the shares.

If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for

Huntington	Sky

which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

The Maryland control share acquisition act does not apply to shares acquired in a merger, consolidation, or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or the bylaws of the corporation by a provision adopted at any time before the acquisition of the shares. Huntington’s charter and bylaws do not contain a provision exempting Huntington from the Maryland control share acquisition act.

MERGERS, ACQUISITIONS, SHARE PURCHASES AND OTHER TRANSACTIONS

The MGCL requires approval of consolidations, mergers, share exchanges or transfers of assets by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, unless a different number, not less than a majority, is specified in the charter.

Huntington’s charter does not provide for approval of a merger by a vote of less than two-thirds of the outstanding shares entitled to vote.

The OGCL generally requires approval of mergers and similar business combination transactions by two-thirds of the voting power of the corporation, unless the charter of the corporation specify a different proportion (not less than a majority).

Sky’s articles provide that such transactions may be authorized by a majority of the voting power of the corporation.

NOTICE OF SHAREHOLDERS’ MEETINGS

The MGCL requires the secretary of a Maryland corporation to give written notice to each shareholder of record entitled to vote at the meeting, and each other shareholder entitled to notice of the meeting. The notice must state the place and time of the meeting and, if a special meeting, the purpose or purposes for which the meeting is to be held, not less than ten nor more than 90 days before each shareholder meeting.

The OGCL requires an Ohio corporation to notify shareholders of the corporation of the time, place and purposes of shareholder meetings at least seven days but no more than 60 days prior to the date of the shareholders’ meeting, unless the charter or code of regulations of the corporation specify a longer period. Upon request of an individual entitled to call a special shareholders’ meeting, the corporation must

Huntington	Sky

Shareholder meetings may be held at such place as provided in the bylaws.

Huntington’s charter or bylaws do not alter this provision. Huntington’s bylaws require shareholder meetings to be held in such place in the United States as set by the board of directors.

give shareholders’ notice of the annual meeting to be held no less than seven nor more than 60 days after the receipt of the request. If notice is not given within 15 days of receipt of the request (or shorter or longer period as the charter or code of regulations of the corporation specify), the individual calling the meeting may fix the time for the meeting and give notice to the other shareholders.

Sky’s code of regulations provides that notice of any annual or special shareholder meeting must be given not more than 90 days but not less than 7 days before the meeting.

SUBMISSION OF SHAREHOLDER PROPOSALS

The MGCL provides that the corporation’s charter or bylaws may require any shareholder proposing a nominee for election as a director or any other matter for consideration at a meeting of the shareholders to provide advance notice of the nomination or proposal to the corporation of not more than 90 days before the date of the meeting, or, in the case of an annual meeting, 90 days before the first anniversary of the preceding year’s annual meeting or the mailing date of the notice of the preceding year’s annual meeting or another time specified in the charter or bylaws.

Huntington’s bylaws provide that to make a proposal for business to be brought before an annual meeting, and to nominate a director for election to Huntington’s board at an annual meeting, a shareholder must give notice in writing to the secretary of the corporation not earlier than 90 calendar days nor later than 60 days before the first anniversary of the date on which the corporation first mailed its proxy statement to shareholders in connection with the prior year’s annual shareholder meeting.

In the event that the number of directors to be elected to the board of directors is increased and there is no public announcement by the corporation naming the nominees or specifying the size of the increased board of directors at least 70 days prior to the first anniversary of the date on which Huntington first mailed notice of preceding year’s annual meeting to shareholders, a shareholder’s notice will also be considered timely (but only with respect to nominees for any new positions created by such increase) if it is delivered to the secretary of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

No provision for the submission of shareholder proposals is made in the OGCL.

Sky’s code of regulations provides that only business that may be conducted at any meeting of shareholders is that business which has been properly brought before the meeting. To be properly brought before a meeting of shareholders, business must be specified in the notice of meeting (or any supplement thereto) properly brought before the meeting.

For business to be properly brought before a meeting of shareholders by a shareholder, the shareholder must have given timely notice in writing to the Secretary of the corporation.

To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy-five (75) days notice or prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the fifteenth (15th) day following the earlier of the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

A shareholder’s notice to the Secretary must set forth as to each matter the shareholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and record address of the shareholder proposing such business, (iii) the class

Huntington	Sky

If Huntington calls a special meeting of shareholders for the purpose of electing directors nominated by Huntington, any shareholder’s notice of a nomination is timely if the notice is delivered to the Secretary not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

and number of shares of the corporation which are beneficially owned by such shareholder, and (iv) any material interest of such shareholder in such business.

SPECIAL MEETING OF SHAREHOLDERS

Under Maryland law, a special meeting may be called by the president, the board of directors, or any person designated in the charter or bylaws. Special meetings of the shareholders must be called by the secretary of the corporation upon the written request of shareholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting. However, unless requested by shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting, the secretary is not required to call a special meeting if the matter to be considered at the meeting is substantially the same as a matter considered at a special meeting during the preceding 12 months. The charter or bylaws may increase or decrease the percentage of votes shareholders must possess to request a special meeting, provided that the percentage may not be greater than a majority of the votes entitled to be cast at the meeting.

Huntington’s bylaws state that the chairman of the board, the president, a majority of the board by vote at a meeting or in writing, or the Secretary on the written request of shareholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting may call a special shareholder meeting. At a special meeting of shareholders only such business as set forth in the notice may be conducted.

The OGCL provides that holders of at least 25% of the outstanding shares of an Ohio corporation (unless the code of regulations of the corporation specifies another percentage, which may in no case be greater than 50%), the directors of the corporation by action at a meeting or a majority of the directors acting without a meeting, the chairman of the board of the corporation, and the president of the corporation (or, in case of the president’s death or disability, the vice president of the corporation authorized to exercise the authority of the president) have the authority to call special meetings of shareholders.

Sky’s code of regulations expressly provides that special meetings of Sky shareholders may be called by the chairman of the board, the chief executive officer, the president or the board of directors by action at a meeting, a majority of directors acting without a meeting, or by the holders of 50% of all shares outstanding and entitled to vote at the meeting.

SHAREHOLDER ACTION WITHOUT A MEETING

Under Maryland law, common shareholders may act without a meeting if a unanimous written or electronic consent which describes the action is given by all the shareholders entitled to vote on the matter and is filed with the records of shareholders meetings. If authorized by the charter, the holders of common

The OGCL provides that any action that may be taken by shareholders of an Ohio corporation at a meeting of shareholders may be taken without a meeting with the unanimous written consent of all shareholders entitled to vote at the meeting.

Huntington	Sky

stock may act by the written or electronic consent of the holders of the shares necessary to approve the action at a meeting.

Huntington’s charter and bylaws do not address shareholder action without a meeting and, therefore, unanimous consent is required for shareholder action without a meeting.

Sky’s code of regulations does not alter this provision.

CUMULATIVE VOTING

The MGCL provides that the charter may include a provision for cumulative voting in the election of directors and the terms on which cumulative voting rights may be exercised.

Huntington’s charter does not provide for cumulative voting rights.

The OGCL provides that each shareholder of an Ohio corporation has the right to vote cumulatively in the election of directors if certain notice requirements are satisfied, unless the charter of a corporation is amended to eliminate cumulative voting for directors following their initial filing with the Ohio Secretary of State.

Sky’s charter has been amended to eliminate the rights of shareholders to vote cumulatively in the election of directors.

VOTING RIGHTS

Under the MGCL, unless the charter provides otherwise, each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. However, a share is not entitled to be voted if any installment payment on it is overdue and unpaid.

Huntington’s charter provides that each share of its common stock is entitled to one vote per share.

Under the OGCL, except to the extent that the express terms of the shares of any class of an Ohio corporation provide otherwise, each outstanding share, regardless of class, entitles the shareholder to one vote on each matter properly submitted to shareholders of the corporation for their vote.

Sky’s charter explicitly provides that the shareholders are entitled to one vote for each share of stock upon all matters presented to the shareholders.

DIVIDENDS

If authorized by its board of directors, a Maryland corporation generally may make distributions to its shareholders unless, after giving effect to the distribution, the corporation would not be able to pay its debts as they come due in the ordinary course of business or the corporation’s total assets would be less than its total liabilities, plus, unless the charter permits otherwise (which the Huntington charter does not) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose preferential rights on dissolution are superior to those receiving the distribution.

The OGCL provides that dividends may be paid in cash, property or shares of an Ohio corporation’s capital stock.

The OGCL provides that an Ohio corporation may pay dividends out of surplus in certain circumstances and notify the shareholders of the corporation if a dividend is paid out capital surplus.

Huntington	Sky

RIGHTS OF DISSENTING SHAREHOLDERS

Under Maryland law, shareholders have the right to demand and to receive payment of the fair value of their stock in the event of (1) a merger or consolidation, (2) a share exchange, (3) a transfer of assets in a manner requiring shareholder approval, (4) an amendment to the charter altering contract rights of outstanding stock, as expressly set forth in the charter, and substantially adversely affecting the shareholders’ rights (unless the right to do so is reserved in the charter), or (5) certain business combinations with interested shareholders which are subject to or exempted from the Maryland business combination statute (as discussed above). Except with respect to certain business combinations, the right to demand and receive payment of fair value does not apply (a) to stock listed on a national securities exchange or a national market system security designated on an interdealer quotation system by the National Association of Securities Dealers, Inc., or designated for trading on the Nasdaq Small Cap Market, (b) to stock of the successor in a merger (unless the merger alters the contract rights of the stock and the charter does not reserve the right to do so, or converts the stock in whole or in part into something other than stock of the successor, cash or other interests), (c) to stock that is not entitled to be voted on the transaction or that the shareholder did not own on the record date for determining shareholders entitled to vote on the transaction, (d) if the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting shareholder, or (e) if stock is that of an open-end investment company registered with the SEC under the Investment Company Act of 1940 and the stock is valued in the transaction at its net asset value. Except in the case of appraisal and dissenters’ rights existing as a result of the Maryland control share acquisition act, these rights are available only when the shareholder files with the corporation a timely, written objection to the transaction, and does not vote in favor of the transaction. In addition, the shareholder must make a demand on the successor corporation for payment of the stock within 20 days of the acceptance of articles by the Maryland State Department of Assessments and Taxation.

Under the OGCL, dissenting shareholders are entitled to appraisal rights in connection with the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of an Ohio corporation and in connection with certain amendments to the corporation’s charter. Shareholders of an Ohio corporation being merged into or consolidated with another corporation also are entitled to appraisal rights. In addition shareholders of an acquiring corporation are entitled to appraisal rights in any merger, combination or majority share acquisition in which those shareholders are entitled to voting rights. The OGCL provides shareholders of an acquiring corporation with voting rights if the acquisition (a majority share acquisition) involves the transfer of shares of the acquiring corporation entitling the recipients of those shares to exercise one-sixth or more of the voting power of the acquiring corporation immediately after the consummation of the transaction.

The OGCL provides that a shareholder of an Ohio corporation must deliver a written demand to the corporation not later than 10 days after the taking of the vote on the matter giving rise to appraisal rights.

See “The Merger—Appraisal Rights of Dissenting Shareholders” starting on page 56.

SHAREHOLDER PREEMPTIVE RIGHTS

In corporations formed prior to 1995, including Huntington, the MGCL provided that, unless the charter expressly denied such rights to the shareholder, a shareholder had preemptive right to subscribe to any

The OGCL provides that the shareholders of an Ohio corporation do not have a preemptive right to acquire the corporation’s unissued shares, except to the extent the charter of the corporation permits.

Huntington	Sky
additional issue of stock or any security convertible into an additional issue of stock. Huntington’s charter expressly provides that shareholders do not have any preemptive rights.	Sky’s charter expressly provides that shareholders do not have any preemptive rights.

INSPECTION OF SHAREHOLDER LISTS

Under the MGCL, shareholders of a Maryland corporation may inspect and copy during usual business hours the bylaws, minutes of the proceedings of the shareholders, annual statements of affairs, and voting trust agreements on file at the corporation’s principal office. If a shareholder makes a written request, the shareholder may obtain a statement showing all stock and securities issued by the corporation within the previous 12 months. In addition, one or more persons who together for at least six months have been shareholders of record of at least 5% of the outstanding stock of any class of the corporation may inspect and copy the corporation’s books of account and stock ledger during usual business hours, and may make a written request for a statement of the corporation’s affairs.

Under the OGCL, shareholders of an Ohio corporation have the right, upon written demand stating the purpose, to examine, at any reasonable time and for any reasonable and proper purpose, the charter of the corporation, the corporation’s books and records of account, the corporation’s minutes, the corporation’s records of shareholders, and the corporation’s voting trust agreements, if any, on file with the corporation, and to make copies of these items.

The OGCL requires that, upon the request of a shareholder of an Ohio corporation at any meeting of shareholders, the corporation must produce at the meeting an alphabetically arranged list, or classified lists, of the shareholders of record as of the applicable record date that are entitled to vote.

LIABILITY OF DIRECTORS AND OFFICERS

Under the MGCL, the charter of a Maryland corporation may include any provision expanding or limiting the liability of its directors and officers to the corporation or its shareholders for money damages, but may not include any provision that restricts or limits the liability of the directors or officers of the corporation or its shareholders to the extent that the person actually received an improper benefit or profits in money, property, or services, or to the extent that a judgment or other final adjudication is entered against the person based upon a finding that the person’s action, or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The OGCL contains no provision limiting the liability of officers, employees or agents of an Ohio corporation. However, under the OGCL, a director of an Ohio corporation is not liable for monetary damages unless it is proved by clear and convincing evidence that the director’s action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

Huntington’s charter provides that no director or officer of the corporation will be personally liable to the corporation or its shareholders for money damages, to the extent permitted by Maryland law. No amendment of the charter will limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

Huntington	Sky

DUTIES OF DIRECTORS

The MGCL requires a director of a Maryland corporation to perform his or her duties as a director (including his or her duties as a member of a committee of the board on which he or she serves):

•     in good faith;

•     in a manner he or she reasonably believes to be in the best interests of the corporation; and

•     with the care that an ordinarily prudent person in a like position would use under similar circumstances.

The MGCL provides that a person who performs his or her duties in accordance with the above standard has no liability by reason of being or having been a director of a corporation.

The MGCL provides that the duties of directors will not require them to accept, recommend or respond to any proposal by a person seeking to acquire control, make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, as described above, elect to be subject to any or all of the “elective provisions” of the unsolicited takeover provisions of the MGCL, or act or fail to act solely because of (i) the effect the act or failure to act may have on an acquisition or potential acquisition of control or (ii) the amount or type of consideration that may be offered or paid to shareholders in an acquisition.

The MGCL also establishes a presumption that the act of a director satisfies the required standard of conduct. In addition, an act of a director relating to or affecting an acquisition or a potential acquisition of control is not subject under the MGCL to a higher duty or greater scrutiny than is applied to any other act of a director.

The OGCL requires a director of an Ohio corporation to perform his or her duties as a director:

•     in good faith;

•     with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

•     in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation.

The OGCL provides that a director will not be found to have violated his or her duties as a director, unless it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. This standard applies in any action brought against a director, including actions involving or affecting a change or potential change in control, a termination or potential termination of the director’s service as a director, or the director’s service in any other position or relationship with the corporation.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Maryland law, reasonable expenses may be advanced to a present or former director, or to an officer, employee, or agent who is not a director to the same extent that they may be advanced to a director unless limited by the charter. Advances to directors, officers, employees, and agents prior to the final

The OGCL provides that an Ohio corporation may indemnify directors, officers, employees and agents of a corporation within prescribed limits, and must indemnify them under certain circumstances. The OGCL does not authorize payment by a corporation of judgments against a director, officer,

Huntington	Sky

adjudication of a proceeding may be generally authorized in the corporation’s charter or bylaws, by action of the board of directors, or by contract. The director, officer, employee, or agent must give to the corporation a written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking providing that if it is ultimately determined that the standard of conduct has not been met, said director, officer, employee, or agent will repay the amount advanced.

Under Maryland law, unless limited by the charter, indemnification is mandatory if a present or former director or an officer has been successful on the merits or otherwise in the defense of any proceeding arising from his or her service as a director or officer unless such indemnification is not otherwise permitted as described in the following sentence. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against reasonable judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful. In addition to the foregoing, a court of appropriate jurisdiction may, under certain circumstances, order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer has met the standards of conduct set forth in the preceding sentence or has been adjudged liable on the basis that a personal benefit was improperly received in a proceeding charging improper personal benefit to the director or the officer. If the proceeding was an action by or in the right of the corporation or involved a determination that the director or officer received an improper personal benefit, however, no indemnification may be made if the individual is adjudged liable to the corporation, except to the extent of expenses approved by a court of appropriate jurisdiction.

employee or agent of a corporation after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent the individual succeeds on the merits. In all other cases, if it is determined that a director, officer, employee or agent of the corporation acted in good faith and in a manner the individual reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful, indemnification is discretionary, except as otherwise provided by a corporation’s charter, or code of regulations, or by contract, and except with respect to the advancement of expenses to directors (as discussed in the next paragraph). In the case of an action by or on behalf of a corporation, indemnification may not be made (1) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (2) if the liability asserted against such person concerns certain unlawful distributions. The statutory right to indemnification is not exclusive, and Ohio corporations may, among other things, purchase insurance to indemnify these individuals.

The OGCL provides that a director (but not an officer, employee or agent) of an Ohio corporation is entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proven by clear and convincing evidence that the director’s act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests.

Sky’s code of regulations provides that the corporation will indemnify any director or officer and any former director or officer against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him by reason of the fact that he is or was such director, officer or trustee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by applicable law.

Huntington	Sky

Maryland law also provides that, where indemnification is permissible, it must be authorized for a specific proceeding after a determination has been made that indemnification of the director or officer is permissible in the circumstances because the director or officer has met the standard of care described above. Such determination must be made (1) by a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceeding (or if such a quorum cannot be obtained, the determination may be made by a majority vote of a committee of the board which consists solely of one or more directors who are not parties to the proceeding and who were designated to act by a majority of the full board of directors), (2) by special legal counsel selected by the board of directors or by a committee of the board of directors by vote as set forth in the preceding sentence (or if the requisite quorum of the board of directors cannot be obtained and the committee cannot be established, a majority of the full board of directors, including directors who are parties, may select the special counsel), or (3) by a vote of the shareholders other than those shareholders who are directors or officers and a party to the proceedings.

In addition, Maryland law provides that a corporation may not indemnify a director or officer or advance expenses for a proceeding brought by that director or officer against the corporation, except for a proceeding brought to enforce indemnification, or unless the charter, bylaws, resolution of the board of directors, or an agreement approved by the board of directors expressly provides otherwise.

Huntington’s charter provides that the corporation will indemnify its directors to the full extent permitted by law; its officers to the same extent it indemnifies its directors; and any officers who are not directors to the further extent as determined by the board of directors and consistent with the law.

The indemnification provided by Sky’s code of regulations does not restrict the power of the Sky to indemnify employees, agents and others to the extent not prohibited by law, to purchase and maintain insurance and to enter into indemnification agreements with such persons indemnifying them against any and all liabilities asserted against or incurred by them in such capacities.

AMENDMENT OF CHARTER

Under Maryland law, a corporation’s charter may be amended by the affirmative vote of two-thirds of all the votes of shareholders entitled to be cast on the matter, or, in cases in which class voting is required, of shareholders of the corporation holding two-thirds of the voting power of that class, unless a lesser percentage, not less than a majority, is specified in the charter. Huntington’s charter does not provide for a lesser percentage.

To adopt an amendment to an Ohio corporation’s charter, the OGCL requires the affirmative vote of shareholders of the corporation holding two-thirds of the voting power of the corporation or, in cases in which class voting is required, of shareholders of the corporation holding two-thirds of the voting power of that class, unless otherwise specified in the corporation’s charter.

Huntington	Sky
Huntington’s charter provides that the corporation reserves the right to make any amendments to its charter.

The OGCL also provides that any amendment to the charter of the corporation whose directors are classified that would change or eliminate classification of directors may be adopted by the shareholders only at a meeting expressly held for that purpose, by the vote described above and by the affirmative vote of at least a majority of disinterested shares voted on the proposal.

Sky’s articles provide that, notwithstanding any provision of the Ohio Revised Code requiring for any purpose the vote, consent, waiver or release by two-thirds of the voting power of the corporation, any amendments to the charter may be authorized by a majority of the voting power of the corporation.

AMENDMENT AND REPEAL OF CODE OF REGULATIONS AND BYLAWS

The MGCL provides that the power to alter and repeal the bylaws is vested with the shareholders except to the extent the charter or the bylaws vest such power with the corporation’s board of directors.

Huntington’s charter provides that Huntington’s bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast by the outstanding shares of voting stock and by the board of directors as provided in the bylaws, which provide that the board has the power to alter, repeal or make new bylaws.

After the merger, Huntington’s bylaws will be amended as described in “The Merger—Board of Directors and Management of Huntington following Completion of the Merger.” The described provisions will be contained in a bylaw provision that until December 31, 2009 can only be amended by an affirmative vote of at least 75% of the directors that constitute the entire Board of Directors of Huntington.

The OGCL provides that only shareholders of an Ohio corporation have the power to amend and repeal a corporation’s code of regulations.

The OGCL also provides that any amendment to the code of regulations of a corporation whose directors are classified that would change or eliminate the classification of directors may be adopted by the shareholders only at a meeting expressly held for that purpose, by the vote described above and by the affirmative vote of at least a majority of disinterested shares voted on the proposal.

Sky’s charter and code of regulations both require that at least 75% of the outstanding shares must approve an amendment of the provisions dealing with (1) the number of directors, (2) classification, election and term of office of directors and (3) removal of directors.

SHAREHOLDER RIGHTS PLANS

Section 2-201 of the MGCL permits the use of shareholder rights plans by Maryland corporations. Huntington does not currently have a shareholder rights plan in force.

Section 1701.16 of the Ohio Revised Code endorses the use of shareholder rights plans for in-state companies.

Sky currently has a shareholder rights plan in force that will expire on July 20, 2008.

Sky’s rights plan entitles the registered holder to a “right” to purchase from Sky a unit consisting of

Huntington	Sky
one one-hundredth of a share of Series A Participating Preferred Stock, at a purchase price of $150 in cash per unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of July 21, 1998, between Sky (formerly known as Citizens Bancshares, Inc.) and Sky Bank (formerly known as The Citizens Banking Company), as rights agent.

Under the agreement, if any person becomes the beneficial owner of 10% or more of the then outstanding shares of common stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of Sky, upon terms and conditions determined by at least two-thirds (2/3) of the board of directors of Sky to be in the best interests of Sky and its shareholders, each holder of a right will thereafter have the right to receive, upon exercise, common stock having a value equal to two times the exercise price of the right. The exercise price is the purchase price times the number of shares of common stock associated with each right.

In the event that such 10% holder controls the board of directors of Sky and (i) Sky is acquired in a merger or business combination transaction in which it is not the surviving corporation; (ii) Sky is the surviving corporation in a consolidation or merger pursuant to which all or part of the outstanding shares of common stock are changed or exchanged for stock or other securities of any other person or cash or any other property; or (iii) more than 50% of the combined assets or earning power is sold or transferred, each holder of a right shall thereafter have the right to receive, upon exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the right.

On December 20, 2006, Sky amended its rights agreement to exempt the merger and the other transactions contemplated by the merger agreement from the effect of the rights agreement.

OTHER MATTERS TO BE CONSIDERED AT HUNTINGTON’S ANNUAL MEETING

Election of Directors

The Huntington board of directors currently consists of eleven members, divided into three classes (two classes of four members each and one class of three members), with terms of office that expire at successive annual meetings. The terms of the three Class II Directors expire at the annual meeting.

Karen A. Holbrook, who currently serves as a Class II Director, does not wish to stand for re-election after the annual meeting due to her forthcoming retirement from her position as President of The Ohio State University. Ms. Holbrook has served as a director since 2004 and her guidance and wisdom will be missed.

Upon consultation with the Nominating and Corporate Governance Committee, the board of directors has set the number of directors at ten, effective as of the annual meeting, and proposes the election of three Class II Directors. David P. Lauer and Kathleen H. Ransier currently serve as Class II Directors of Huntington and are being nominated for re-election at the annual meeting. In addition, the board of directors nominates Thomas E. Hoaglin, chairman, president and chief executive officer, for election as a Class II Director. Mr. Hoaglin currently serves as a Class I Director but is being nominated for election as a Class II Director in order to divide the number of directors more evenly among the three classes. The nominees for Class II Directors, if elected, will each serve a three-year term expiring at the 2010 Annual Meeting of Shareholders and until their successors are elected. Mr. Hogalin’s status as a Class I Director will cease if he is elected as a Class II Director.

It is intended that, unless otherwise directed, the shares represented by a properly submitted proxy will be voted FOR the election of Messrs. Hoaglin and Lauer and Ms. Ransier as Class II Directors. Huntington has no reason to believe that any nominee will be unable or unwilling to serve as a director if elected. However, in the event that any of these nominees should become unavailable, the number of directors may be decreased pursuant to the Bylaws or the board of directors may designate a substitute nominee, for whom shares represented by a properly submitted proxy would be voted.

The Huntington board of directors recommends a vote FOR the election of each of the nominees for director.

If the merger with Sky occurs as provided in the merger agreement, at the closing of the merger the Huntington board of directors will consist of fifteen members comprised of Mr. Hoaglin, Huntington’s nine non-employee directors, Marty Adams, the current chairman and chief executive officer of Sky, and four current non-employee directors of Sky. Additional details relating to the board of directors of Huntington following completion of the merger with Sky can be found under “The Merger—Board of Directors and Management of Huntington following Completion of the Merger” above on page 54.

The following tables set forth certain information concerning each nominee and each continuing director of Huntington;

CLASS I DIRECTORS1

(TERMS EXPIRING IN 2009)

Name and Principal Occupation[2]	Age	Director Since	Other Directorships[3]
Raymond J. Biggs Private Investor; Retired Chairman and Chief Executive Officer, Huntington Bancshares Michigan, Inc. (1990 – 1994)	69	2002

John B. Gerlach, Jr. Chairman, President, and Chief Executive Officer, Lancaster Colony Corporation, manufacturer and marketer of specialty food, glassware, candles, and automotive accessories	52	1999	Lancaster Colony Corporation

Gene E. Little Retired Senior Vice President and Treasurer, The Timken Company, international manufacturer of highly engineered bearings, alloy and specialty steels and a provider of related products and services	63	2006	Great Lakes Carbon Corp. Bucyrus International

CLASS II DIRECTORS1

(NOMINEES FOR TERMS EXPIRING IN 2010)

Name and Principal Occupation[2]	Age	Director Since	Other Directorships[3]
Thomas E. Hoaglin Chairman, President, and Chief Executive Officer, Huntington and The Huntington National Bank	57	2001	The Gorman-Rupp Company

David P. Lauer Certified Public Accountant; Retired Managing Partner, Deloitte & Touche LLP, Columbus, Ohio office (1989 – 1997)	64	2003	Diamond Hill Investment Group, Inc. R. G. Barry Corporation Tim Hortons Inc. Wendy’s International, Inc.

Kathleen H. Ransier Partner, Vorys, Sater, Seymour and Pease LLP, law firm	59	2003

CLASS III DIRECTORS

(TERMS EXPIRING IN 2008)

Name and Principal Occupation[2]	Age	Director Since	Other Directorships[3]
Don M. Casto III Principal / Chief Executive Officer, CASTO, real estate developers	62	1985

Michael J. Endres Principal, Stonehenge Financial Holdings, Inc., private equity investment firm	59	2003	ProCentury Corporation Tim Hortons Inc. Worthington Industries, Inc.

Wm. J. Lhota President and Chief Executive Officer, Central Ohio Transit Authority, provider of public transit for central Ohio	67	1990

David L. Porteous Attorney / President, Porteous Law Office PC	54	2003

(1)	As discussed above, Thomas E. Hoaglin currently serves as a Class I Director and is being nominated for election as a Class II Director.
(2)	Each nominee and continuing director has held, or been retired from, the various positions indicated or other executive or professional positions with the same organizations (or predecessor organizations) for at least the past five years, except Mr. Lhota, who provided arbitration, mediation and consulting services, along with teaching and lecturing services relating to business ethics and engineering ethics, through his consulting firm LHOTA SERVICES from January 2002 to September 2004. Mr. Lhota was President of Energy Delivery for American Electric Power from June 2000 to December 2001, and Executive Vice President of American Electric Power Service Corp., the management, technical and professional services subsidiary of American Electric Power, from November 1989 to December 2001. Mr. Lauer also served as a director of Huntington Preferred Capital, Inc. from September 2002 to February 2003.
(3)	Other directorships held in companies with a class of securities registered pursuant to Section 12 or 15(d) of the Securities Exchange Act of 1934, as amended.

Corporate Governance

Transactions with Directors and Executive Officers

Indebtedness of Management

Many of Huntington’s directors and executive officers and their immediate family members are customers of Huntington’s affiliated financial and lending institutions in the ordinary course of business. In addition, directors and executive officers of Huntington also may be affiliated with entities which are customers of Huntington’s affiliated financial and lending institutions in the ordinary course of business. Loan transactions with directors, executive officers and their immediate family members and affiliates have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers otherwise not affiliated with Huntington. Such loans also have not involved more than the normal risk of collectibility or presented other unfavorable features.

Certain Other Transactions

Raymond J. Biggs, a director of Huntington, served as an officer of Huntington Bancshares Michigan, Inc. from 1990 to 1994, following Huntington’s acquisition of First Macomb Bank, of which Mr. Biggs was an executive officer. Mr. Biggs currently receives periodic payments from Huntington, which amounts represent the negotiated settlement of supplemental retirement and other benefits payable to Mr. Biggs under the Supplemental Retirement Income Agreement previously entered into between Mr. Biggs and First Macomb Bank. The negotiated benefits, as agreed upon in 1995, are annual payments of $15,159 beginning in 1995 and continuing for fifteen years, and monthly payments of $13,142 beginning in August of 2002 and continuing for fifteen years. As of March 30, 2007, the aggregate amount remaining to be paid to Mr. Biggs is $1,688,252.

Huntington Mezzanine Opportunities Inc., a wholly-owned subsidiary of Huntington, established in 2002 a private corporate mezzanine investment fund which provides financing in transaction amounts of up to $10 million to assist middle market companies primarily in the Midwest with growth or acquisition strategies. Stonehenge Mezzanine Partners LLC, as its sole purpose, serves as the asset manager of Huntington Mezzanine Opportunities Inc. Under the investment management agreement with Huntington Mezzanine Opportunities Inc., Stonehenge Mezzanine Partners LLC receives a quarterly management fee equal to the greater of a fixed amount or a set percentage of the mezzanine loan balances. For the first five years of the agreement, the minimum quarterly management fee is equal to $262,500; thereafter the minimum is $62,500. Stonehenge Mezzanine Partners LLC is also eligible to receive a percentage of profits based on the performance of the investments. Through December 31, 2006, Stonehenge Mezzanine Partners LLC has received management fees from Huntington Mezzanine Opportunities, Inc. in the aggregate of $4,822,458 and has earned $4,502,010 as a percentage of profits. Michael J. Endres, a director of Huntington, has a 9.8% equity interest in Stonehenge Mezzanine Partners LLC.

The Huntington National Bank has a $10 million commitment for an equity investment in the Stonehenge Opportunity Fund II, LP, a $150 million investment fund and referred to as the Fund, which was organized on September 30, 2004. The Fund operates as a “Small Business Investment Company” licensed by the Small Business Administration. The Fund seeks to generate long-term capital appreciation by investing in equity and, in certain cases, mezzanine securities of a diverse portfolio of companies across a variety of industries. Management of Huntington and The Huntington National Bank determined that the investment would provide a cost effective means to participate in financing small businesses, provide a means of obtaining lending or investment credit under the Community Reinvestment Act and generally be favorable to Huntington. The Fund is managed by Stonehenge Partners, Inc., an investment firm of which Michael J. Endres is a principal and holds a 9.8% equity interest. The Fund pays to Stonehenge Partners, Inc. management fees not to exceed on an annual basis 2.00% of the aggregate of private capital commitments and Small Business Administration debentures of the Fund. In addition, Stonehenge Partners, Inc. is the controlling entity of Stonehenge Equity Partners, LLC, which serves as managing member of the Fund.

Review, Approval or Ratification of Transactions with Related Persons

Huntington has followed the practice of having the full board of directors or a committee of disinterested directors review and approve transactions in which a director has a material interest. Huntington adopted a written Related Party Transactions Review and Approval Policy in February 2004, which was administered by the Audit Committee. The function of reviewing and approving related party transactions was subsequently transferred to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee adopted an updated Related Party Transactions Review and Approval Policy, referred to as the Policy, in October 2006. The Policy covers “related party transactions”, including any financial transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, either currently proposed or since the beginning of the last fiscal year in which Huntington was or is to be a participant, involves an amount exceeding $120,000 and in which a director, nominee for director, executive officer or immediate family member of such person has or will have a direct or indirect material interest. The Policy requires Huntington’s senior management and directors to notify the general counsel of any existing or potential “related party transactions.” The general counsel reviews each reported transaction, arrangement or relationship that constitutes a “related party transaction” with the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee determines whether or not “related party transactions” are fair and reasonable to Huntington. The Nominating and Corporate Governance Committee also determines whether any “related party transaction” in which a director has an interest impairs the director’s independence. Approved “related party transactions” are subject to on-going review by Huntington’s management on at least an annual basis. Loans to directors and executive officers and their related interests made and approved pursuant to the terms of Federal Reserve Board Regulation O are deemed approved under this policy. Any such loans that become subject to specific disclosure in Huntington’s annual proxy statement will be reviewed by the Nominating and Corporate Governance Committee at that time. Moreover, Huntington is not aware of any person who is the beneficial owner of more than 5% of Huntington’s voting securities other than The Huntington National Bank which owned, as of December 31, 2006, 5.460% of Huntington’s common shares in a fiduciary capacity.

Independence of Directors

The board of directors and the Nominating and Corporate Governance Committee have reviewed and evaluated transactions and relationships with board members to determine the independence of each of the members. The board and the Nominating and Corporate Governance Committee have determined that a majority of the board’s members are “independent directors” as the term is defined in the Marketplace Rules of the Nasdaq Stock Market. The directors determined to be independent under such definition are: Raymond J. Biggs, Don M. Casto III, John B. Gerlach, Jr., Karen A. Holbrook, David. P. Lauer, Wm. J. Lhota, Gene E. Little, David L. Porteous and Kathleen H. Ransier. The board of directors has determined that each member of the Audit, Compensation, and Nominating and Corporate Governance Committees is independent under such definition and that the members of the Audit Committee are independent under the additional more stringent requirements applicable to audit committee members. The board of directors does not believe that any of its non-employee members has relationships with Huntington that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as director.

In making the independence determinations for each of the directors under such definition, the board of directors took into consideration the transactions disclosed above. In addition, the board of directors considered that the directors and their family members are customers of Huntington’s affiliated financial and lending institutions. Many of the directors have one or more transactions, relationships or arrangements where Huntington’s affiliated financial and lending institutions, in the ordinary course of business, act as depository of funds, lender or trustee, or provide similar services. In addition, directors may also be affiliated with entities which are customers of Huntington’s affiliated financial and lending institutions and which enter into transactions with such affiliates in the ordinary course of business. The board of directors also considered that Kathleen H. Ransier and her husband are partners with a law firm that may from time to time represent an estate and related trust for which The Huntington National Bank serves as fiduciary. The law firm’s fees are paid from the assets of the estate or trust, as is generally the case when the firm represents a bank in a fiduciary capacity. Neither Ms. Ransier nor her husband participates in such representation. None of Huntington or its subsidiaries engages or otherwise utilizes the services of this law firm.

Board Meetings and Committees

The board of directors has separately standing Audit, Compensation, Executive, Nominating and Corporate Governance, Pension Review and Risk Committees. From time to time the board of directors may appoint ad hoc committees. Each standing committee has a separate written charter. Current copies of the committee charters are posted on the Investor Relations pages of Huntington’s website at www.huntington.com.

In addition, the board of directors has adopted a corporate governance program which includes Corporate Governance Guidelines and a Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to all employees and, where applicable, to directors of Huntington and its affiliates. Huntington’s chief executive officer, chief financial officer, corporate controller, and principal accounting officer are also bound by a Financial Code of Ethics for Chief Executive Officer and Senior Financial Officers. The Code of Business Conduct and Ethics and the Financial Code of Ethics for Chief Executive Officer and Senior Financial Officers are posted on the Investor Relations pages of Huntington’s website at www.huntington.com.

The Corporate Governance Guidelines provide that attendance at board of directors and committee meetings is of utmost importance. Directors are expected to attend the annual shareholders meetings and at least 75% of all regularly scheduled meetings of the board of directors and committees on which they serve. During 2006, the board of directors held a total of eight regular and special meetings. Each director attended greater than 75% of the meetings of the full board of directors and the committees on which he or she served. Nine of the ten directors continuing in office attended the 2006 Annual Meeting of Shareholders.

Shareholders who wish to send communications to the board of directors may do so by following the procedure set forth on the Investor Relations pages of Huntington’s website at www.huntington.com.

Board Committees

The table below indicates the board of directors standing committees, the committee members during 2006 and the number of times the committees met in 2006.

Committee Members(1)	Audit Committee	Compensation Committee	Executive Committee	Nominating & Corporate Governance Committee	Pension Review Committee	Risk Committee
Raymond J. Biggs			Member			Member
Don M. Casto III		Member	Chair	Chair	Member
Michael J. Endres			Member			Member
John B. Gerlach, Jr.		Chair		Member	Member
Thomas E. Hoaglin			Member
Karen A. Holbrook		Member		Member	Chair
David P. Lauer	Chair
Wm. J. Lhota						Chair
Gene E. Little	Member
David L. Porteous	Member
Kathleen H. Ransier	Member
Robert H. Schottenstein			Member			Member
Number of Meetings	8	5	0	5	2	6

(1)	Mr. Schottenstein served on the committees indicated until his resignation from the board of directors effective April 20, 2006.

Audit Committee. A primary responsibility of the Audit Committee is to oversee the integrity of Huntington’s financial statements, including policies, procedures, and practices regarding the preparation of financial statements, the financial reporting process, disclosures, and the internal control over financial reporting. The Audit Committee also provides assistance to the board of directors in overseeing the internal audit division and the independent registered public accounting firm’s qualifications and independence; compliance with Huntington’s Financial Code of Ethics for the chief executive officer and senior financial officers; and compliance with corporate securities trading policies.

The board of directors has determined that each of David P. Lauer, Chairman of the Audit Committee, and Gene E. Little qualifies as an “audit committee financial expert” as the term is defined in the rules of the SEC. Both Mr. Lauer and Mr. Little are determined to be “independent directors” as the term is defined in the Marketplace Rules of the Nasdaq Stock Market. Designation of Mr. Lauer and Mr. Little as audit committee financial experts by the board of directors does not impose any duties, obligations or liability on them that are greater than the duties, obligations and liabilities imposed on the other members of the Audit Committee. The SEC has determined that a person who is identified as an “audit committee financial expert” will not be deemed an expert for any purpose as a result of such designation.

Report of the Audit Committee

The following Audit Committee Report should not be deemed filed or incorporated by reference into any other document, including Huntington’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent Huntington specifically incorporates the Audit Committee Report into any such filing by reference.

In carrying out its duties, the Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2006 with Huntington management and with Huntington’s independent registered public accounting firm, Deloitte & Touche LLP. This discussion included the selection, application and disclosure of critical accounting policies. The Audit Committee has also reviewed with Deloitte & Touche LLP its judgment as to the quality, not just the acceptability, of Huntington’s accounting principles and such other matters required to be discussed under auditing standards generally accepted in the United States, including Statement on Auditing Standards No. 61, as amended, Communication with Audit Committees.

In addition, the Audit Committee has reviewed the written disclosures and letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees and has discussed with Deloitte & Touche LLP its independence from Huntington. Based on this review and discussion, and a review of the services provided by Deloitte & Touche LLP during 2006, the Audit Committee believes that the services provided by Deloitte & Touche LLP in 2006 are compatible with and do not impair Deloitte & Touche LLP’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the board of directors that the audited financial statements be included in Huntington’s Annual Report on Form 10-K for the year 2006 for filing with the SEC.

Audit Committee

David P. Lauer, Chairman

Gene E. Little

David L. Porteous

Kathleen H. Ransier

Compensation Committee. The Compensation Committee periodically reviews and approves Huntington’s goals and objectives with respect to the compensation of the chief executive officer and other executive management. The Compensation Committee evaluates the performance of the chief executive officer and other executive management in light of such goals and objectives, and sets their compensation levels based on such evaluation. The Compensation Committee also advises the board of directors with respect to compensation for service by non-employee directors on the board of directors and its committees. This Compensation Committee also makes recommendations to the board of directors with respect to Huntington’s incentive compensation plans and equity-based plans, oversees the activities of the individuals and committees responsible for administering these plans, and discharges any responsibility imposed on the Compensation Committee by any of these plans.

Huntington designs its executive and director compensation programs through a combined effort among Huntington management, the Compensation Committee and a third-party compensation consultant. Huntington’s management, including the chief executive officer, may make recommendations to the Compensation Committee with respect to the amount and form of executive and director compensation. Huntington’s chief executive officer and chief financial officer make recommendations to the Compensation Committee when it sets specific financial measures and goals for determining incentive compensation. The chief executive officer also makes recommendations to the Compensation Committee regarding the performance and compensation of his direct reports, which include the executive officers.

Huntington has retained the services of an independent consultant through Watson Wyatt & Company to provide consulting services to both Huntington management and the Compensation Committee. The Compensation Committee has direct access to the consultant. Under the terms of the engagement, Huntington’s management or the Compensation Committee may engage the consultant on an as needed basis for particular projects or assignments. Such assignments may include advice with respect to the amount and form of executive and director compensation.

The Compensation Committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve fees and other retention terms of advisors, including an outside compensation consultant. The Compensation Committee may delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee, or in accordance with the terms of a particular compensation plan. The Compensation Committee may not however delegate the determination of compensation for executive officers.

Compensation Committee Interlocks and Insider Participation

Huntington has no Compensation Committee interlocks. In addition, no member of the Compensation Committee has been an officer or employee of Huntington.

Compensation Committee Report

The following Compensation Committee Report should not be deemed filed or incorporated by reference into any other document, including Huntington’s filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Huntington specifically incorporates this Report into any such filing by reference.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Huntington’s Proxy Statement for its 2007 Annual Meeting of Shareholders.

Compensation Committee

John B. Gerlach, Jr., Chairman

Don M. Casto, III

Karen A. Holbrook

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s primary responsibilities are to review annually the composition of the board of directors to assure that the appropriate knowledge, skills, and experience are represented, in the Nominating and Corporate Governance Committee’s judgment, and to assure that the composition of the board of directors complies with applicable laws and regulations; review the qualifications of persons recommended for board of directors membership, including persons recommended by shareholders; discuss with the board of directors standards to be applied in making determinations as to the independence of directors; and review annually the effectiveness of the board of directors, including but not limited to, considering the size of the board of directors and the performance of individual directors as well as collective performance of the board of directors. The Nominating and Corporate Governance Committee reviews and approves related party transactions. Other primary responsibilities of the Nominating and Corporate Governance Committee include reviewing and making appropriate changes to the Corporate Governance Guidelines and the Code of Business Conduct and Ethics for Huntington’s directors, officers and employees.

Director Nomination Process

Each person recommended by the Nominating and Corporate Governance Committee for nomination to the board of directors must be an active leader in his or her business or profession and in his or her community. Diversity is considered by the Nominating and Corporate Governance Committee when evaluating nominees because the board of directors believes that board membership should reflect the diversity of Huntington’s markets. The Nominating and Corporate Governance Committee evaluates potential nominees, including persons recommended by shareholders, in accordance with these standards which are part of the Corporate Governance Guidelines. From time to time the Nominating and Corporate Governance Committee may develop specific additional selection criteria for board membership, taking into consideration current board composition and ensuring that the appropriate knowledge, skills and experience are represented. There are no specific additional criteria at this time. Huntington generally does not, and during 2006, did not, pay any third parties to identify or evaluate, or assist in identifying or evaluating, potential nominees.

Shareholders who wish to recommend director candidates for consideration by the Nominating and Corporate Governance Committee may send a written notice to the Secretary at Huntington’s principal executive offices. The notice should indicate the name, age, and address of the person recommended, the person’s principal occupation or employment for the last five years, other public company boards on which the person serves, whether the person would qualify as independent as the term is defined under the Marketplace Rules of the Nasdaq Stock Market, and the class and number of shares of Huntington securities owned by the person. The Nominating and Corporate Governance Committee may require additional information to determine the qualifications of the person recommended. The notice should also state the name and address of, and the class and number of shares of Huntington securities owned by, the person or persons making the recommendation. There have been no material changes to the shareholder recommendation since our last disclosure of this item.

Other Standing Committees. The Executive Committee considers matters brought before it by the chief executive officer. This Committee also considers matters and takes action that may require the attention of the board of directors or the exercise of the powers or authority of the board of directors in the intervals between meetings of the board of directors. The Pension Review Committee provides recommendations to the board of directors in connection with actions taken by the board of directors in fulfillment of the duties and responsibilities delegated to Huntington and/or the board of directors pursuant to the provisions of Huntington’s retirement plans. In addition, the Pension Review Committee acts on behalf of the board of directors in fulfilling such duties and responsibilities as are delegated by written action of the board of directors. The Pension Review Committee also takes such actions as are specifically granted to the Pension Review Committee pursuant to retirement plan documents. The Risk Committee assists the board of directors in overseeing Huntington’s enterprise-wide risks, including credit, market, operational, compliance and fiduciary risks. Towards this end, the Risk Committee monitors the level and trend of key risks, management’s compliance with board-established risk tolerances and Huntington’s risk policy framework. The Risk Committee also oversees material pending litigation, monitors whether material new initiatives have been appropriately analyzed and approved, and reviews all regulatory findings directed to the attention of the board of directors and the adequacy of management’s response.

Ownership of Voting Stock

The beneficial ownership of Huntington common stock as of December 31, 2006, by each of Huntington’s directors, nominees for director, five named executive officers, directors as a group, executive officers as a group, and directors and executive officers as a group, is set forth below.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)		Percent of Class
Ronald C. Baldwin	523,845	(3)	(5)
Daniel B. Benhase	284,333	(3)	(5)
Raymond J. Biggs	1,760,218	(2)(4)	(5)
Don M. Casto III	332,767	(2)(4)	(5)
Michael J. Endres	45,796	(4)	(5)
John B. Gerlach, Jr.	1,658,549	(2)(4)	(5)
Thomas E. Hoaglin	1,376,995	(2)(3)	(5)
Karen A. Holbrook	14,340	(4)	(5)
Donald R. Kimble	66,450	(3)	(5)
David P. Lauer	33,059	(2)	(5)
Wm. J. Lhota	124,340	(2)(4)	(5)
Gene E. Little	6,959	(4)	(5)
James W. Nelson	44,708	(3)	(5)
David L. Porteous	363,130	(2)(4)	(5)
Kathleen H. Ransier	18,866	(2)	(5)

Directors as a group (11 in group)	5,735,019	(2)(3)(4)	2.43%
Executive officers as a group (8 in group)	2,796,165	(2)(3)	1.17
Directors and executive officers as a group (18 in group)	7,154,189	(2)(3)(4)	3.02

(1)	Except as otherwise noted, none of the named individuals shares with another person either voting or investment power as to the shares reported. None of the shares reported are pledged as security. Figures include the following number of shares of common stock which could have been acquired within 60 days of December 31, 2006, under stock options awarded under Huntington’s stock option plans:

Mr. Baldwin	485,354	Mr. Little	0
Mr. Benhase	259,154	Mr. Nelson	36,982
Mr. Biggs	15,834	Mr. Porteous	8,334
Mr. Casto	61,960	Ms. Ransier	15,834
Mr. Endres	15,834
Mr. Gerlach	49,449
Mr. Hoaglin	1,193,904	Directors as a Group	1,448,741
Ms. Holbrook	8,334	Executive Officers as a Group	2,488,021
Mr. Kimble	50,001
Mr. Lauer	15,834	Directors and Executive Officers
Mr. Lhota	63,424	as a Group	2,742,858

Mr. Baldwin has agreed however, to exercise his options only in certain specified years, as described on page 145 below. The total for Mr. Nelson also reflects 4,285 restricted stock units that vested on January 18, 2007.

(2)

Figures include 5,277 shares, 8,402 shares, 50,812 shares, 5,029 shares, 8,585 shares, and 1,516 shares of common stock owned by members of the immediate families of Messrs. Biggs, Casto, Gerlach, Lauer, Porteous, and Ms. Ransier, respectively; 1,728,838 shares owned by MSR Family Limited Partnership, of which Mr. Biggs is general partner; 1,066,147 shares owned by the John B. Gerlach Trust, of which Mr. Gerlach is trustee and beneficiary; 375,874 shares owned by the Gerlach Foundation, of which Mr. Gerlach is an officer and trustee; 6,436 shares owned by Lancaster Lens, Inc., of which Mr. Gerlach is an executive officer; 35,431 shares owned by Lehrs, Inc. of which Mr. Gerlach is a director and executive officer; 1,790 shares owned by Darby Road Company, of which Mr. Gerlach is a director and the holder of one-third shareholder interest; 3,133 shares owned by Darby Road Limited Partnership, of which Darby Road Company is general partner; 77,400 shares owned jointly by Mr. Hoaglin and his spouse; 16,777 shares owned jointly by Mr. Lhota and his spouse; and 290,444 shares owned jointly by Mr. Porteous and his spouse.

(3)	Figures include the following shares of common stock held as of December 31, 2006 in Huntington’s Supplemental Stock Purchase and Tax Savings Plan: 9,346 for Mr. Baldwin, 2,383 for Mr. Benhase, 14,262 for Mr. Hoaglin, 1,184 for Mr. Kimble, 2,816 for Mr. Nelson and 40,466 for all executive officers as a group. Prior to the distribution from this plan to the participants, voting and dispositive power for the shares allocated to the accounts of participants is held by The Huntington National Bank, as trustee of the plan. Figures also include the following shares of common stock held as of December 31, 2006 in Huntington’s Executive Deferred Compensation Plan: 6,145 for Mr. Baldwin, 51,446 for Mr. Hoaglin and 62,164 for all executive officers as a group. Prior to the distribution from this plan to the participants, voting power for the shares allocated to the accounts of participants is held by The Huntington National Bank, as trustee of the plan.
(4)	Figures include the following shares of common stock held as of December 31, 2006, in Huntington’s deferred compensation plans for directors: 10,269 for Mr. Biggs, 113,124 for Mr. Casto, 7,962 for Mr. Endres, 22,717 for Mr. Gerlach, 6,006 for Ms. Holbrook, 6,497 for Mr. Lhota, 1,639 for Mr. Little and 9,235 for Mr. Porteous. Prior to the distribution from the deferred compensation plans to the participants, voting and dispositive power for the shares allocated to the accounts of participants is held by The Huntington National Bank, as trustee of the plans.
(5)	Less than 1%.

As of December 31, 2006, no person was known by Huntington to be the beneficial owner of more than 5% of the outstanding shares of Huntington common stock, except as follows:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)	Percent of Class
The Huntington National Bank 41 S. High Street Columbus, Ohio 43287	12,859,801	5.460%

(1)	These shares are held in various fiduciary capacities in the ordinary course of business under numerous trust relationships by The Huntington National Bank. As fiduciary, The Huntington National Bank has sole power to dispose of 3,693,045 of these shares, shared power to dispose of 1,638,057 of these shares, sole power to vote 4,669,510 of these shares, and shared power to vote 6,873,714 of these shares.

As of December 31, 2006, Mr. Baldwin owned 2,000 shares, and all executive officers as a group owned 2,900 shares of Class C Preferred Stock, $25.00 par value, issued by Huntington Preferred Capital, Inc., a subsidiary of Huntington. The total number of shares of Class C Preferred Stock owned by Mr. Baldwin and the executive officers as a group is less than 1% of the shares of Class C Preferred Stock outstanding on December 31, 2006.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Huntington’s officers, directors, and persons who are beneficial owners of more than ten percent of Huntington common stock to file reports of ownership and changes in ownership with the SEC. Reporting persons are required by SEC regulations to furnish Huntington with copies of all Section 16(a) forms filed by them. To the best of its knowledge, and following a review of the copies of Section 16(a) forms received by it, Huntington believes that during 2006 all filing requirements applicable for reporting persons were met.

COMPENSATION DISCUSSION & ANALYSIS

Introduction and Overview

This Compensation Discussion and Analysis discusses the compensation awarded to, earned by, or paid to the five named executive officers whose compensation is detailed in this joint proxy statement/prospectus. These named executive officers are the chief executive officer, the chief financial officer and the other three most highly compensated executive officers as of December 31, 2006, referred to as the Named Executive Officers or NEO’s.

Huntington’s executive compensation programs are designed through a combined effort among Huntington’s management, the Compensation Committee and a third-party compensation consultant retained through Watson Wyatt & Company by the Compensation Committee. Additional information about the role of Watson Wyatt & Company is set forth under “Corporate Governance” above. Each brings a critical view to ensure the success of the programs. The Compensation Committee provides objectivity and business expertise, and oversees all key compensation programs that effect Huntington’s senior management, including the chief executive officer. The compensation consultant provides independent advice, research and evaluation, and provides invaluable insight into market trends and best practices. Additionally, together with management’s knowledge of its business and personnel, this team strives to build programs that further Huntington’s compensation philosophy and accomplish its strategic objectives.

Compensation Philosophy and Objectives

Huntington’s goal for compensation paid to its executive officers is generally to provide an overall compensation package that is commensurate with each executive’s responsibilities, experience and demonstrated performance as compared to peers within the organization and at peer companies external to the organization.

Huntington’s executive compensation programs are designed to balance four key compensation objectives:

•	ensure a strong linkage between corporate, business unit and individual performance;

•	integrate with Huntington’s annual and long-term strategic goals and tie awards to the levels of performance achieved, with opportunities to earn maximum awards for maximum performance;

•	encourage the alignment of senior management’s goals with those of shareholders with the ultimate goal of increasing overall shareholder value; and

•	attract and retain high quality key executives necessary to lead Huntington and provide continuity of management.

In structuring its executive compensation programs, Huntington strives to align the components of its executive compensation program and the total compensation opportunity for its executives with those of its peers.

Huntington’s compensation policies are generally the same with respect to all executive officers. The chief executive officer has a higher base salary and higher potential incentive award opportunities than the other NEOs, as noted in the following discussion. The higher levels of compensation payable to the chief executive officer reflect his scope of responsibility and Huntington believes they are comparable to compensation payable to other chief executive officers. The chief executive officer is also held to a higher stock ownership guideline reflecting his increased stake in Huntington’s performance. The vice chairman’s base salary and potential incentive award opportunity for 2006 was also somewhat higher than the other NEOs, reflecting his role with the company.

In addition, Huntington takes into consideration Code Sections 162(m) and 409A. Code Section 162(m) does not permit deduction of certain non-performance-based compensation in excess of $1,000,000 per taxable year paid to individuals who, as of the last day of the taxable year, are the chief executive officer and the four most highly compensated executives required to be named in the annual proxy statement, referred to as the covered officers. Collectively, this group of executives represent the NEOs. Huntington may deduct compensation paid to the named executive officers in excess of $1,000,000 provided the payment of such compensation qualifies for an exception under Code Section 162(m), including an exception for certain performance-based compensation. Huntington works to structure components of its executive compensation package to achieve maximum deductibility under Code Section 162(m), while at the same time considering the goals of its executive compensation philosophy and whether it is in the best interests of Huntington to have an award so qualified.

Code Section 409A sets forth certain rules that must be satisfied with respect to non-qualified deferred compensation plans in order to avoid significant penalties for the employees participating in such plans. Code Section 409A defines deferred compensation broadly as all compensation in which an employee obtains a contractual right in one year but which is received in a subsequent year.

Huntington also takes into consideration Financial Accounting Standards Board Statement No. 123R, Share-Based Payment FAS 123R in administering its equity compensation program.

Consistent with the objective to align senior management’s goals with those of shareholders and to reinforce, for both the investing public and associates, senior management’s commitment to the company, the Compensation Committee adopted stock ownership guidelines for key Huntington executives during 2006. The stock ownership guidelines apply to selected senior officers, including the NEOs, who are viewed as critical to Huntington’s success. Each NEO has until July 18, 2011 to meet a specified minimum level of share ownership which was derived based on a multiple of his or her base salary. To determine the guidelines, the multiple of salary was divided by $23.34, the fair market value, referred to as the FMV, of Huntington’s stock price on July 18, 2006, the date the stock ownership guidelines were adopted. The FMV was determined by calculating the average of the high and low trading price of a share of Huntington common stock as reported on the Nasdaq Stock Market. Mr. Hoaglin’s stock ownership guideline is 5 times his base salary. For the other NEOs (except Mr. Baldwin), the stock ownership guideline is 2 times base salary. Stock ownership guidelines were not adopted for Mr. Baldwin since he had announced his pending departure from the company. The guidelines in terms of number of shares are set forth below.

Executive	Ownership Guidelines (as a multiple of salary)	Ownership Guidelines (in shares)
Thomas E. Hoaglin	5X	176,521
Donald R. Kimble	2X	32,134
James W. Nelson	2X	31,705
Daniel B. Benhase	2X	27,164

If stock ownership guidelines are not met by July 18, 2011, the officers will be required to defer at least 50% of any annual bonus earned and invest the deferral in Huntington stock. Shares held in Huntington’s benefits programs, including deferred compensation, and shares owned outside these plans will be counted for purposes of meeting ownership guidelines. The Compensation Committee retained the right to modify or adjust the ownership targets and time frames established for compliance under these guidelines, on an individual or aggregate basis, as may be necessary or desirable in the Compensation Committee’s discretion based on events or circumstances. The Compensation Committee has not currently adopted a policy regarding an officer’s hedging of the economic risk associated with the ownership of employer stock.

Components of Compensation

Huntington’s executive compensation philosophy and key objectives are reflected in the structure of Huntington’s compensation programs for senior management which consist of the following components:

•	base salary;

•	annual incentive awards;

•	long-term incentive awards;

•	benefits; and

•	fringe benefits.

Of these components, annual incentive awards, long-term incentive awards and increases to base salary are dependent on individual and/or company performance. Annual incentive awards and long-term incentive awards are closely linked to the operating performance compared with Huntington’s strategic plans for each plan year or plan cycle.

Overview of Components

Base salary is a significant component of executive compensation. Base salary is a major factor in attracting and retaining key personnel. Base salary also serves as the basis for determining eligible levels for certain benefits and it is used for the calculation of key executive programs for which awards are determined as a multiple or percentage of base salary. Huntington does not have a formal policy to target compensation at a specific level of market compensation; however, Huntington typically positions base salary between the 50th and 75th market percentile.

Incentive awards payable in cash may be earned on an annual basis under the Management Incentive Plan. Awards are earned when specific, pre-determined goals for the year are met. This plan aligns executives officers and other participants’s interests with Huntington’s short-term corporate goals, which can change from year to year depending on Huntington’s strategic direction and goals. The Management Incentive Plan, which was approved by the shareholders, provides a number of key financial measures of corporate performance which the Compensation Committee can select from annually to set financial performance goals.

Executive officers are also eligible to earn long-term incentive, referred to as LTI, compensation, consisting of equity awards and long-term performance, referred to as LTP, awards. The value of equity awards increases as the value of the underlying common stock increases. Long-term performance awards are payable in recognition of achievement of Huntington’s goals over a period of time—typically a three-year period.

Equity awards have historically consisted of stock options; however, Huntington implemented a revised equity award program in 2006 which provided for a mix of restricted stock units, referred to as RSUs, and stock options for senior management rather than relying on stock options as the only equity-based vehicle. RSUs offer a strong emphasis on executive retention and continuity and have certain advantages for Huntington, as explained in greater detail below. Under the current LTI program, the combination of awarded stock options and RSUs is intended to deliver a level of compensation substantially equivalent to the prior method of awarding only stock options. The component of the program that utilizes LTP awards was not changed for 2006. The revised LTI strategy is described in more detail below.

The opportunity to earn annual incentive awards in cash and long-term awards in a combination of cash and stock provides a mix of variable compensation that integrates Huntington’s short-term and long-term goals, as well as helps to attract and retain executive officers. Huntington does not currently have a policy for dividing the aggregate amount of an executive’s compensation between cash and non-cash compensation or between short-term and long-term compensation other than endeavoring to reflect market competitive practices by separately comparing each component of compensation to competitive peer data.

Executive officers also participate in the same benefit programs generally available to all employees. In addition, Huntington has a supplemental defined contribution plan and a supplemental defined benefit pension plan for officers whose income exceeds the limits established by the Internal Revenue Service. Individuals are nominated for participation in these two benefit plans by Huntington’s management and must be approved by the Compensation Committee.

Huntington also offers additional fringe benefits to certain senior officers, including tax and financial planning services and paid parking. For Mr. Hoaglin, Huntington also provides security monitoring for his personal residence and occasional personal use of a private airplane. All of the NEOs are eligible to defer certain compensation under Huntington’s Executive Deferred Compensation Plan. In addition, all have an Executive Agreement with Huntington, which provides income continuation security and benefit protection in the event of any actual or threatened change in control of Huntington.

Employment Agreement with Thomas E. Hoaglin

Mr. Hoaglin and Huntington have entered into an employment agreement which, among other things, established for Mr. Hoaglin a minimum base salary and participation in Huntington’s compensation plans. Under the employment agreement, dated February 14, 2004, Mr. Hoaglin is employed as Huntington’s chairman, president and chief executive officer. The employment agreement provides for automatic three-year renewals unless sooner terminated. The employment agreement was automatically renewed on February 14, 2007.

Mr. Hoaglin and Huntington have also agreed upon a subsequent employment agreement to become effective upon the merger of Huntington and Sky Financial Group, Inc. In the event the merger does not occur, the subsequent employment agreement shall be null and void and of no force and effect. If the subsequent employment agreement does take effect, it will supersede the existing employment agreement. The subsequent employment agreement is described above under “The Merger—Interests of Certain Persons in the Merger.” The subsequent employment agreement reflects Mr. Hogalin’s increased responsibility in the larger organization and aligns his contract with that of Mr. Adams.

Mr. Hoaglin’s employment agreement provides that his annual base salary will be not less than $800,000, and that he will participate in Huntington’s incentive compensation plans, stock and long-term incentive plans, retirement plans, and other benefits afforded to executive officers. Mr. Hoaglin will be entitled to receive security services and protection from time to time as appropriate under the circumstances, including but not limited to, detection and alarm systems at his residences and personal security escorts.

Mr. Hoaglin’s employment agreement may be terminated by either Mr. Hoaglin or Huntington upon written notice delivered to the other party at least 60 days prior to the expiration of the initial term or any renewal term. The employment agreement provides for payments and benefits for Mr. Hoaglin following his termination of employment in certain situations, as further described under “Potential Payments Upon Termination or Change-in-Control” below.

Mr. Hoaglin’s employment agreement provides that certain incentive payments to Mr. Hoaglin are subject to forfeiture in specified situations. If Huntington is required to prepare an accounting restatement due to material non-compliance by Huntington, as a result of misconduct, with any financial reporting requirement under the federal securities laws, Mr. Hoaglin will reimburse Huntington for all amounts received under Huntington’s incentive compensation plans during the twelve-month period following the first public issuance or filing with the SEC of the financial document embodying such financial reporting requirement. Mr. Hoaglin will also reimburse Huntington for any profits realized from the sale of securities of Huntington during the twelve-month period, unless the application of this provision has been exempted by the SEC. If the Compensation Committee determines that Mr. Hoaglin has engaged in a serious breach of conduct, the Compensation Committee may terminate any award under any stock plan or require Mr. Hoaglin to repay any gain realized on the exercise of an award in accordance with the terms of the stock plan. In addition, if Mr. Hoaglin is found guilty of misconduct by any judicial or administrative authority in connection with any formal investigation by the SEC or other federal, state, or regulatory investigation, the Compensation Committee may require the repayment of any gain realized on the exercise of an award under any stock plan without regard to the timing of the determination of misconduct in relation to the timing of the exercise of the award.

Huntington does not have employment agreements with any of the other NEOs.

2007 Stock and Long-Term Incentive Plan and First Amendment to the Management Incentive Plan

Huntington has approved a new equity award plan, the 2007 Stock and Long-Term Incentive Plan, referred to as the 2007 Plan, subject to shareholder approval at this annual meeting. The 2007 Plan is substantially similar to the 2004 Stock and Long-Term Incentive Plan which it will replace. Huntington has also approved a First Amendment to the Management Incentive Plan, referred to as the First Amendment, subject to shareholder approval at this annual meeting. Under both the 2007 Plan and the First Amendment, qualifying performance criteria is expanded for more flexibility and the definition of extraordinary events is modified. The 2007 Plan and the First Amendment are described below under the “Proposal to Approve the 2007 Stock and Long-Term Incentive Plan” and the “Proposal to Approve the First Amendment to the Management Incentive Plan”, respectively.

All of the components of executive compensation are discussed in greater detail below.

Determination of Compensation

Benchmarking

In determining compensation, Huntington regularly utilizes information on peer banks for comparative analysis relative to levels of compensation, financial performance, stock usage metrics and other important key data. The peer banks used for comparative analysis are determined annually and used throughout the year when data is available for the peer bank. Two categories of peer banks are used in our determination of compensation.

“Reference Peers” are the largest Ohio-based banks and are used to provide a frame of reference—particularly with respect to compensation practices, the relationship of variable pay to base pay, share consumption and performance. “Primary Peers” are those banks that represent the best market comparators for Huntington in terms of size (as an indicator for scope of responsibility) and mix of businesses. The process began with the selection of U.S.-based publicly-traded banks with assets, as of December 31, 2005, ranging from approximately one-half of Huntington’s assets to approximately twice the amount of Huntington’s assets. This initial group of banks was then reviewed based upon whether each bank’s business mix was comparable to Huntington’s and whether their pay practices were perceived to be consistent with the “mainstream” of the U.S. banking industry. Banks with a significantly different business mix and/or pay practices were dropped from the group (for example, Internet banks with few branches were dropped from the list). The resulting “Primary Peer” group consisted of 11 reasonably comparable banks with assets, as of December 31, 2005, ranging from $21.4 billion to $55.1 billion.

Peer Banks Utilized During 2006
Reference Peers	Primary Peers
Fifth Third Bancorp	AmSouth Bancorporation
KeyCorp	Associated Banc-Corp.
National City Corp.	Colonial Bancgroup
Comerica, Inc
Commerce Banc-Corp
Compass Bancshares Inc
First Horizon National Corp.
M&T Bank Corp
Marshall & Ilsley Corp
UnionBanCal Corp.
Zions Bancorporation

Huntington also relies on survey data, and in 2006 utilized the 2005 Hewitt TCM Financial Services Executive Surveys and the 2005 Towers Perrin U.S. CDB Financial Services Executive Compensation Database.

The survey data includes a larger group of financial services institutions than the Reference Peers and the Primary Peers.

Base Salary

The Compensation Committee typically compares published survey data when reviewing base salaries for the executive officers in February of each year (with any changes effective in March). The review of salaries for the chief executive officer and the second highest ranking executive was moved to July several years ago so that current “Reference Peers” and “Primary Peers” proxy statement data could be compiled each year and considered in addition to relevant published survey data. In 2006, the Compensation Committee reviewed Mr. Hoaglin’s salary in July and reviewed the salaries of the other NEOs in February, with the exception of Mr. Baldwin, who had announced his pending departure.

For the 2006 salary review process for NEOs, Huntington’s management compiled comparative data with respect to each NEO’s position using third-party published surveys. While the surveys primarily represented financial institutions of comparable size, where relevant, data from cross industry comparisons were used. The data provided was within the 25th to 75th percentiles of the competitive market. With respect to Mr. Hoaglin’s salary, recent data from proxy statements for the “Reference Peer” and “Primary Peer” banks was also compiled. No data was reviewed with respect to Mr. Baldwin and there was no action taken with respect to Mr. Baldwin’s salary in 2006.

The data provided base salary comparisons as well as comparisons for other key elements of compensation such as annual cash awards and long-term awards. While reviewing salaries each year, Huntington also reviews the total compensation package for each executive officer. Huntington takes into consideration how adjustments in base salary affect other key compensation elements; a base salary that is too low or too high affects the total compensation opportunity as the annual cash and performance awards are determined as a percentage of base salary. All recommendations are made in light of total compensation levels.

The level of compensation selected for an executive might vary from the market data as a result of other relevant factors such as individual and business unit performance, scope of responsibility and accountability, cost of living, internal equitable consideration, the annual merit budget or any other factors deemed important. The extent to which each of these factors is considered may vary from executive to executive. Mr. Hoaglin evaluates the performance of, and makes merit recommendations for, each of the other NEOs.

The market data and annual merit recommendations are reviewed by the compensation consultant. The consultant provides any appropriate comments and analysis to the Compensation Committee and is available for discussion and questions.

For 2006, the Compensation Committee was also provided with a complete history of merit increases for each NEO along with a history of annual cash bonuses and any awards under Huntington’s stock programs in order to have a complete view of previous decisions and actions. The decisions to adjust the base salaries are discussed below following the table of Grants of Plan-Based Awards.

Annual Cash Incentive Awards

In February of each year, the Compensation Committee establishes the financial measures, specific goals, participants and potential awards under the Management Incentive Plan for that year. Huntington’s fiscal year is the calendar year, which is also the plan year under the Management Incentive Plan. For 2006, the Compensation Committee selected earnings per share, referred to as EPS, efficiency ratio (defined as the ratio of total non- interest operating expense (less amortization of intangibles) divided by total revenues (less securities gains)), and return on average equity as the financial measures for the plan. These measures were selected from among the corporate performance criteria available under the plan on the recommendations of the chief financial officer and the chief executive officer. EPS and the efficiency ratio were the financial measures for 2005; return on equity was added for

2006. The chief executive officer and chief financial officer recommended to Huntington these criteria as the best objective measures of performance for Huntington for 2006 and as important representative indicators of the relative performance of Huntington when compared to its peers. The addition of the return on equity component reflects the importance to Huntington of capital management, as reflected in its significant contributions to shareholder returns over the next several years. After considering Huntington’s performance for the prior year and the actual and expected performance of peers, the performance goals for each of these financial measures were set in relation to Huntington’s performance targets for the year. The compensation consultant also had the opportunity to comment on the financial measures and goals. The specific performance goals for 2006 are discussed under the “Discussion of 2006 Compensation” below.

All participants have some portion of their awards dependent on the selected corporate performance criteria. In addition to the corporate performance criteria, participants will generally have goals based on their business unit and specified individual initiatives. These business unit and individual goals are determined by each participant’s manager, which in the case of each of the NEOs (other than Mr. Hoaglin) is Mr. Hoaglin. The plan also includes a discretionary component that can be used to adjust awards based on other factors that are critical to Huntington’s success. Mr. Hoaglin is an exception in that 100% of his award is based on the selected corporate performance goals, in order to maintain the deductibility of his awards under the plan in relation to Code Section 162(m).

The Compensation Committee also approves participants for each plan year and assigns them to one of several incentive plan groups. The award opportunities for different incentive plan groups are closely aligned with market practices. Mr. Hoaglin makes a recommendation regarding the assignment of his direct reports, including each of the other NEOs, to the specific incentive plan groups. Each group has award opportunities tied to the achievement of threshold target and maximum performance levels. The level of achievement affects the percentage of base salary that can be earned under the plan components. Each incentive group also has different weightings of the plan components described above.

The threshold award opportunities are typically set at approximately one-third to one-half of the target award opportunity and the maximum award opportunities are typically set as two times the target award opportunity. It is the intent of the Committee that maximum awards are only paid for truly exceptional performance. The 2006 plan allows for awards to be earned under each plan criteria and plan component independent of the other criteria.

To determine the award opportunity expressed as a percentage of base salary, Huntington looks at the total cash compensation opportunity, that is, the total of base salary and cash bonus. The Management Incentive Plan award opportunity is generally set so that the total cash compensation opportunity is at the market median based on market data. The award opportunity at target for Messrs. Kimble, Nelson and Benhase was 50% of base salary. Mr. Baldwin’s potential award target was set at 60% of base salary. Mr. Hoaglin’s Management Incentive Plan target was set at 100% (adjusted from 75%) beginning with the 2006 plan year. Over the past several years, the consultant has pointed out that Mr. Hoaglin’s total annual cash compensation was below that of chief executive officers of peer banks. When performance goals are met, which means performance is at or above the threshold for any one component, participants are eligible to receive annual cash awards determined as a percentage of base salary earned over the plan year.

The table below shows how each plan component for 2006 is weighted when evaluating each of the NEOs.

	EPS	Return on Equity	Efficiency Ratio	Personal Performance	Discretionary
Thomas E. Hoaglin	65.0%	10.0%	25.0%	0.0%	0.0%
Donald R. Kimble	32.5	5.0	12.5	40.0	10.0
Ronald C. Baldwin	32.5	5.0	12.5	50.0	0.0
James W. Nelson	32.5	5.0	12.5	40.0	10.0
Daniel B. Benhase	32.5	5.0	12.5	40.0	10.0

Following the end of each plan year, the Compensation Committee determines whether the applicable performance goals have been met. The Compensation Committee may include or exclude “extraordinary events” or other factors, events or occurrences in determining whether a performance goal has been achieved. “Extraordinary events” are defined in the Management Incentive Plan as:

•	changes in tax law, generally accepted accounting principles or other such laws or provisions affecting reported financial results;

•	accruals for reorganization and restructuring programs;

•	special gains or losses in connection with the mergers and acquisitions or on the sale of branches or other significant portions of the company;

•	any extraordinary non-recurring items as described in APB Opinion No. 30 and/or in the MD&A;

•	gains on sales of auto loans;

•	losses on the early repayment of debt; or

•	any other events or occurrences of a similar nature as determined by the Compensation Committee.

Huntington’s chief executive officer and chief financial officer make recommendations to the Compensation Committee as to the inclusion or exclusion of extraordinary events and other objective events or occurrences. As part of the certification process, the Compensation Committee will make specific inquiries into the relationship between the achievement of the performance goals and any accounting adjustments recommended by management, whose judgments could be affected by financial self-interest. As appropriate, the Compensation Committee meets with representatives of the Audit Committee in making this determination.

The Compensation Committee may reduce or eliminate an award that would otherwise be payable. The Compensation Committee may also increase individual awards based upon extraordinary circumstances. In order to maintain the deductibility under Code Section 162(m) of compensation paid to covered officers, the Compensation Committee may not increase the amount of an award that would be otherwise due to such officers. As noted above, Mr. Hoaglin is the only covered officer whose compensation is likely to be impacted by Code Section 162(m). The Management Incentive Plan gives the Compensation Committee authority to determine that compliance with Code Section 162(m) may be waived after consideration of the goals of Huntington’s executive compensation philosophy and if determined to be in the best interests of Huntington.

In addition to cash awards under the Management Incentive Plan, the Compensation Committee may also approve discretionary cash bonuses outside the Management Incentive Plan as the Compensation Committee deems appropriate, such as for extraordinary performance or for recruitment purposes.

The determination of annual cash incentive awards payable to NEOs for 2006 is included in the “Discussion of 2006 Compensation” below.

Long-Term Incentive Compensation

As indicated, equity awards are a critical part of our compensation philosophy as they encourage the alignment of senior management’s goals with those of shareholders, with the ultimate goal of increasing overall shareholder value.

Huntington’s 2004 Stock and Long-Term Incentive Plan, referred to as the 2004 Plan, which was approved by the shareholders, provides for a variety of long-term incentive vehicles. Opportunities are typically awarded in the form of stock options, RSUs, deferred stock awards, or stock and cash awards under the long-term performance awards program under the 2004 Plan. In July 2006 Huntington introduced RSUs as an integral part of our LTI program. The NEOs are all eligible for each of these types of stock awards.

Long-Term Performance Awards

Huntington maintains a long-term performance awards program, referred to as the Long-Term Incentive Plan, under the 2004 Plan. The Compensation Committee selects the participants for this plan and has limited participation to 17 senior officers whose performance is most likely to impact the long-term strategic goals of Huntington. Long-term performance awards are normally payable in the form of stock (although up to 50% of an award may be paid in cash at the election of the participant) and are based on Huntington’s performance over three-year performance cycles (however the plan allows two, three or four year cycles).

The Compensation Committee selects the length of each cycle and also determines the financial goals, referred to as performance criteria in the plan, for each cycle and sets the goals for the various performance levels, based on recommendations of Huntington’s management and the input of the compensation consultant. The 2004 Plan provides a list of approved financial measures from which to choose. For each new cycle, Huntington’s chief executive officer and chief financial officer compile long-term strategic objectives and recommend appropriate performance measures and goals to the Compensation Committee for final approval. The Compensation Committee may also solicit input from the Audit Committee regarding the recommended performance criteria and goals.

The 2004-2006 cycle ended on December 31, 2006. There are currently two other cycles pending under this plan, the 2005-2007 and 2006-2008 cycles. Awards earned under any cycle will be paid in the first quarter of the year following the end of the respective cycle. Typically, a new cycle begins each year as is consistent with market practice and thereby keeps future expectations in line with current expectations. Each cycle is typically three years because that time frame strikes a balance between providing a meaningful long-term award and reasonable goal setting.

The plan performance measures for the 2004-2006, 2005-2007 and 2006-2008 cycles are the same. They all are based on performance goals established for average annual growth in adjusted EPS and average annual return on equity, referred to as ROE, over the three-year period. The chief executive officer and chief financial officer determined that these criteria were the best objective measures of performance for Huntington for the three-year periods. These criteria consider profitability and growth (by reviewing EPS) as well as quality of earnings (by reviewing ROE). The chief executive officer and chief financial officer recommended to the Compensation Committee for approval the specific goals for each performance measure under each cycle, taking into consideration the economic outlook for our markets and the expected relative performance of peers over the same cycle. Potential awards are weighted 60% for the EPS component and 40% for the ROE component.

The award opportunities are established at the beginning of each cycle. For the cycle that just ended and for the current two cycles not yet completed, the award opportunities were established as a percentage of base salary and set at various levels of performance for plan threshold, target, superior and maximum performance results. If performance falls between the established performance goals, the Compensation Committee uses straight-line interpolation to determine the appropriate level of award earned. Participants are assigned to one of three incentive groups and award opportunities vary between the three groups. Management has developed guidelines for placement in the incentive groups based on salary grade.

The target and maximum award opportunities for the NEO under the 2004-2006 cycle and the two current cycles not yet completed are set forth in the table below.

	2004-2006 Cycle		2005-2007 Cycle		2006-2008 Cycle
	Target Award Opportunity (as a percentage of base salary)	Maximum Award Opportunity (as a percentage of base salary)	Target Award Opportunity (as a percentage of base salary)	Maximum Award Opportunity (as a percentage of base salary)	Target Award Opportunity (as a percentage of base salary)	Maximum Award Opportunity (as a percentage of base salary)
Kimble, Nelson and Benhase	25.00%	100%	25.00%	100%	25.00%	100%
Hoaglin	31.25	125	31.25	125	31.25	125
Baldwin	31.25	125	31.25	125	N/A	N/A

The maximum awards listed above can be increased by up to 20% if maximum efficiency ratio goals established under the plan for each cycle are achieved. Awards under this plan can only be paid if performance is at or above the threshold levels established for either average annual growth in adjusted EPS or average annual ROE over each cycle.

Following the end of each cycle, the Compensation Committee determines whether the applicable performance goals have been met. The Compensation Committee may include or exclude “extraordinary events” or any other factors, events or occurrences in determining whether a performance goal has been achieved. “Extraordinary events” are defined in the 2004 Plan as:

•	changes in tax law, generally accepted accounting principles or other such laws or provisions affecting reported financial results;

•	accruals for reorganization and restructuring programs;

•	special gains or losses in connection with the mergers and acquisitions or on the sale of branches or other significant portions of the company;

•	any extraordinary non-recurring items as described in APB Opinion No. 30 and/or in the MD&A;

•	gains on sales of auto loans;

•	losses on the early repayment of debt; or

•	any other events or occurrences of a similar nature as determined by the Compensation Committee.

Huntington’s chief executive officer and chief financial officer make recommendations to the Compensation Committee as to the inclusion or exclusion of extraordinary events and other objective events or occurrences. As part of the certification process, the Compensation Committee will make specific inquiries into the relationship between the achievement of the performance goals and any accounting adjustments recommended by management, whose judgments could be affected by financial self-interest. As appropriate, the Compensation Committee will meet with representatives of the Audit Committee in making this determination.

The number of shares that can be awarded to a participant is determined by dividing the dollar value of the award by the FMV (see more information on definition of FMV below) of a share of Huntington common stock as of the award date as determined by the Compensation Committee.

The determination of long-term performance awards for the cycle ended December 31, 2006 is discussed under the Narrative following the table of Grants of Plan-Based Awards on page 131.

Equity Awards

Grant Practices

Huntington considers grants of equity awards annually. While certain compensation decisions (decisions regarding annual cash awards, long-term performance awards and merit increases for most officers) are typically made in the first quarter of the year, Huntington has historically considered equity awards later in the year. Huntington plans to continue to grant equity awards each July. Beginning in 2007, however, Huntington plans to provide that the Compensation Committee may designate an effective grant date following the date of the Compensation Committee action. This practice may be followed in the event the Compensation Committee action occurs shortly before an earnings announcement or there exists other material non-public information. The grant date would be set as a date following public dissemination of the material non-public information.

As noted above, until 2006 when Huntington added awards of RSUs, Huntington’s equity awards have historically consisted of stock option grants. The option price for each grant of an option is equal to the FMV of a share on the date the option is granted. Although the 2004 Plan contains a broader definition of FMV, Huntington has a practice of setting the option price equal to the average of the highest and lowest price at which the shares were sold on the Nasdaq Stock Exchange on the date of grant.

For purposes of the 2007 Stock and Long-Term Incentive Plan which Huntington is asking the shareholders to approve at this Annual Meeting, Huntington changed the option exercise price from the average of the high and low on the date of grant to the closing price on the date of grant. Huntington believes that closing price is becoming the new standard for option exercise prices.

The Compensation Committee has delegated authority to the chief executive officer to grant stock awards on an as-needed basis such as in the case of new hires or internal promotions or other similar events. The chief executive officer’s authority is limited to no more than an aggregate of 200,000 “share awards” in any calendar year. One option is equal to one “share award” and one RSU is equal to “five share awards.” The chief executive officer may not grant more than 7,500 options and not more than 1,500 RSUs to any individual in a calendar year without Committee approval. All options granted by the chief executive officer are made consistent with the terms of the most recent annual grants set by the Compensation Committee, or any changes approved by the Compensation Committee in writing for grants going forward, in relation to vesting, terms of expiration, types of exercises allowed and treatment upon such events as retirement, death, termination of employment, computation of FMV and other provisions set forth in the grant notice underlying any similar type of stock option or RSU grant. The date of grant is determined by the chief executive officer and is typically the first business day of the month following the month in which the employee was hired. In situations other than a new hire, the chief executive officer selects a future date related to an event affecting the employee. Since being given this authority to grant stock options in 2001, the chief executive officer has not exercised his authority to grant stock awards to any executive officers.

For the annual grant of stock awards by the Compensation Committee, Huntington’s management recommends a maximum number of shares available for stock options and restricted stock to all employees. Huntington periodically compares share usage and other metrics such as the “run rate” and “overhang” against those of the “Reference Peer” and “Primary Peer” banks. Huntington also reviews third-party surveys to set the appropriate range of opportunity for participants at various levels. Based on analysis of this information, Huntington recommends an overall targeted number of shares to award and develops grant guidelines by salary grade. Huntington last completed this analysis for 2005 grants. For 2006, the compensation consultant recommended that Huntington follow 2005 usage targets. The consultant did not anticipate much change in grant practices among peers as most companies were in the process of re-evaluating their stock programs in consideration of FAS 123R. The Compensation Committee considered the recommendations and did not adjust its 2006 targets except to take into account RSUs which are granted on a 1 to 5 basis compared to stock options. Managers make recommendations for awards to employees and the recommendations are reviewed by the chief executive officer to gather his additional input and to ensure consistency across Huntington. Mr. Hoaglin makes the recommendations to the Compensation Committee for the number of shares to be awarded to his direct reports, including the NEOs. Huntington management recommends the terms of the stock awards. The recommended grants and terms are then presented to the Compensation Committee for review and approval.

Stock Options and RSUs

Huntington has taken the opportunity over the past twelve months to review the stock program and re-design it for 2006. This review was triggered in part by new FAS 123R rules for expensing of stock options. The significant change made in Huntington’s program for 2006 was the replacement of one-half of past stock option grant levels with RSUs of equivalent value (1 RSU to 5 stock options). The goals of this new program are to attract and retain the talent Huntington needs to be successful, align senior management with shareholder interests, promote and encourage stock ownership, reward performance achievements, control expenses, provide awards at the same level as the prior stock option only program under new accounting rules and maintain simplicity for ease of understanding. Restricted stock has the advantage of reducing share usage, which Huntington thinks is a positive aspect for our shareholders. Huntington believes that the use of stock options and RSUs will accomplish the goals established.

Stock options will remain an important part of the LTI strategy for Huntington’s senior executives. The continued use of stock options will encourage participants to focus on increasing Huntington’s stock price as these types of awards only have value if the stock price increases above the option price set at the FMV on the date of grant. As with grants in recent years, the stock options will have a 7 year expiration date and will vest equally over three years on each anniversary of grant. Huntington grants both Incentive Stock Options, referred to as ISOs and Non-statutory Stock Options, referred to as NSOs, dependent on the level of the individual and as approved by the Compensation Committee. ISOs are typically only granted to the most senior executives as they are most likely to be in the position to take advantage of the long-term capital gains tax benefits.

RSUs were introduced to Huntington stock plan participants in July 2006 to provide stronger retention value and create a stronger ownership alignment. The RSUs will fully vest on the third anniversary of the grant provided the executive has been continuously employed through that period. Upon vesting the RSUs will be paid in shares. As an added benefit to this program with additional retention value, the Compensation Committee approved the accumulation of cash dividends, which will be paid in cash when the underlying RSUs are paid.

A participant may retire any time after reaching age 55 with at least 10 years of service. The Compensation Committee has the discretion, however, to specify a participant a retiree, even if the participant did not qualify for retirement under Huntington’s retirement plans. Specifying a participant a retiree enables the participant to exercise his or her stock options beyond termination of employment. This action can result in an accounting charge under FAS 123R equal to the increase in the “fair value”, as determined under FAS 123R, of the affected stock options. In December 2006, the Compensation Committee, within its discretion, specified Ronald Baldwin’s termination effective December 31, 2006, a “retirement” for purposes of his stock options only, even though Mr. Baldwin did not qualify to “retire” under Huntington’s Retirement Plan. As a result, each of Mr. Baldwin’s outstanding options will continue to be exercisable beyond the date his employment terminated. If this action had not been taken, Mr. Baldwin would have had a significantly reduced amount of time in which to exercise his options. The Compensation Committee determined this action was appropriate because Mr. Baldwin came to Huntington late in his career and provided valuable leadership during Huntington’s restructuring initiated by Mr. Hoaglin in 2001. This action enables Mr. Baldwin to benefit from the equity awards. Huntington recorded an additional expense in the fourth quarter of 2006 with respect to the modification of Mr. Baldwin’s stock options in the amount of $1,133,234. This amount is equal to the incremental increase in the fair value of Mr. Baldwin’s stock options computed as of the modification date in accordance with FAS 123R. Additional detail regarding Mr. Baldwin’s stock options can be found below under “Potential Payments Upon Termination or Change-in-Control” on page 141.

Awards under the 2004 Stock and Long-Term Incentive Plan may be subject to forfeiture. Except following a change in control, in the event the Compensation Committee determines that a participant has committed a serious breach of conduct (which includes, without limitation, any conduct prejudicial to or in conflict with us or any securities law violations including any violations under the Sarbanes-Oxley Act of 2002), or has solicited or taken away customers or potential customers with whom the participant had contact during the participant’s employment with us, the Compensation Committee may terminate any outstanding award, in whole or in part, whether or not yet vested. In addition, if such conduct or activity occurs within three years following the exercise or payment of an award, the Compensation Committee may require the participant or former participant to repay to us any gain realized or payment received upon exercise or payment of such award. In addition, awards may be forfeited upon termination of employment for cause.

Deferred Compensation

Huntington permits its senior officers to defer receipt of base salary, annual cash awards, RSUs and associated dividends, and long-term performance awards pursuant to the Executive Deferred Compensation Plan, a non-qualified plan. Huntington believes that the Executive Deferred Compensation Plan provides a good vehicle for participants to defer receipt of cash or stock to a time when taxes may be at a more personally beneficial rate and/or to save for long-term financial needs. Amounts deferred will accrue interest, earnings and losses based on the performance of the investment option selected by the participant. The investment options consist of Huntington common stock and a variety of mutual funds and are the same investment options available to all employees under Huntington’s defined contribution plan. Eligibility to participate in this plan is determined by the Compensation Committee from time to time. Each of the NEOs is eligible to participate.

Amounts payable under the Executive Deferred Compensation Plan are general unsecured obligations of Huntington. Such amounts, as well as any administrative costs relating to such plan, will be paid out of the general assets of Huntington to the extent not paid by a grantor trust. The Executive Deferred Compensation Plan is subject to Code Section 409A and will be reviewed under applicable rules issued by the Internal Revenue Service.

The Executive Deferred Compensation Plan is also discussed following the table on Non-Qualified Deferred Compensation 2006 below.

Huntington also offers a supplemental defined contribution plan providing additional salary deferral for officers whose income exceeds the limits established by the Internal Revenue Service for qualified plans. This supplemental plan is discussed in greater detail below under “Benefits”, and following the table on defined contribution Non-Qualified Deferred Compensation 2006 on page 138.

Benefits

Huntington provides a comprehensive benefits package to its associates. These benefits consist of two qualified retirement plans and a variety of welfare benefits such as medical, dental and vision benefits, health and dependent care flexible spending accounts, life insurance, short- and long-term disability benefits, educational assistance, an employee assistance plan and paid time off. Huntington also makes retiree medical coverage and life insurance available to associates satisfying the eligibility requirements for these benefits at the time of their termination of employment.

Huntington’s executive officers are eligible for the same broad-based benefits as other employees. In addition, officers nominated by senior management and approved by the Compensation Committee are eligible to participate in a supplemental defined contribution plan and a supplemental defined benefit pension plan. The value of benefits for which an executive is eligible does not impact the decisions with respect to the other components of the executive’s compensation.

Retirement Plans

Huntington maintains a tax qualified 401(k) plan—the Huntington Investment and Tax Savings Plan, referred to as HIP—for associates who are at least age 21 and have at least six consecutive months of service with Huntington. Through HIP, eligible associates may defer up to 75% of their base pay (or, in the case of executive officers and all other salaried employees, base salary) on a pre-tax basis, up to the applicable Internal Revenue Service limits on elective deferrals and compensation. Huntington matches 100% of a participant’s elective deferrals up to the first three percent of pay deferred, and 50% of the next two percent of pay deferred, for a maximum matching contribution of four percent of base pay. Elective deferrals vest 100% immediately as well as the amounts with which Huntington matches. Participant elective deferrals as well as the Huntington match are invested at the direction of the participant among 20 different investment options, consisting of a variety of mutual funds and Huntington common stock. Participants can receive distribution of their accounts upon termination of employment or disability. In-service withdrawals of participant elective deferrals are permitted in the event of financial hardship. Participants may also withdraw all or a portion of their account balances while employed at or after attaining age 59 1/2.

Huntington maintains the Huntington Bancshares Incorporated Supplemental Stock Purchase and Tax Savings Plan, referred to as the Supplemental Plan, to provide a supplemental savings program for eligible Huntington employees who are unable to continue to make contributions to HIP for part of the year because they have made the maximum permitted pre-tax deferrals in accordance with HIP during a calendar year. The Supplemental Plan is not a tax qualified plan. An associate is eligible to participate in the Supplemental Plan if his or her base pay (base salary for salaried employees) is expected to exceed the Internal Revenue Service limit on compensation under Code Section 401(a)(17) in the upcoming year and provided he or she has been nominated by the Compensation Committee. An eligible participant is an individual who has: (I) contributed the maximum amount permitted by the Internal Revenue Service for the calendar year ($15,000 in 2006); or (II) received the maximum amount of compensation permitted to be taken into account by the Internal Revenue Service for the calendar year ($220,000). The Supplemental Plan generally works the same way as HIP. When a participant elects to participate in the Supplemental Plan, he designates the percentage of base pay, on a pre-tax basis, that is to be contributed to the Supplemental Plan—between 1% and 75% of base pay. Participant deferral elections are made prior to the beginning of each calendar year and cannot be revoked or modified once the calendar year begins. Huntington then matches all or a portion of the contributions according to the same formula used by HIP. Generally, all pre-tax contributions and the Huntington match will be invested in Huntington common stock. All dividends paid on HBI Stock will be reinvested in HBI Stock. A participant cannot receive a distribution of any part of his account in the Supplemental Plan until his employment terminates. Once employment terminates, the account in the Supplemental Plan is required to be distributed to the participant. All distributions from the Supplemental Plan are subject to federal and state income tax withholding. FICA, FUTA and local taxes are paid at the time salary deferrals are contributed to the Supplemental Plan. The Supplemental Plan is non-qualified and the right of a participant to receive a distribution under this plan is an unsecured claim against the general assets of Huntington. Additional detail about the Supplemental Plan can be found below following the table of Non-Qualified Deferred Compensation 2006 on page 138.

Huntington also maintains the Huntington Bancshares Retirement Plan, referred to as the Pension Plan, for its eligible associates. Eligible associates become participants on the January 1 or July 1 following the date they attain age 21 and have completed at least one year of service with Huntington. The Pension Plan is a final average pay defined benefit pension plan. Benefits are based upon a participant’s length of service, final average compensation and amount of social security-covered compensation. A participant’s final average compensation is defined as the average monthly compensation during the highest five consecutive years preceding (but not including) the year of termination or retirement. For pay received on and after January 1, 2001, compensation is defined as base pay plus 50% of certain overtime, bonuses, incentives and commissions paid pursuant to an incentive plan with a measurement period of one year or less. Benefits under the Pension Plan are constrained by Internal Revenue Service limits on the amount of benefits and compensation. Benefits under the Pension Plan are calculated as a single life annuity equal to: (I) 1% of final average compensation up to 40 years of service; plus (II) 0.65% of final average compensation in excess of social security covered compensation up to 25 years of service. Participants can receive a benefit from the Pension Plan when they retire at or after normal retirement, which is generally at age 65. Participants may also retire at any time after attaining age 55 with at least ten years of service. Participants who leave prior to early or normal retirement will be eligible for a deferred vested benefit if they have at least five years of vesting service at the time their employment terminates. Additional detail about the Pension Plan is set forth below following the table of Pension Benefits on page 140.

Huntington maintains the Huntington Bancshares Incorporated Supplemental Retirement Income Plan, referred to as the SRIP. The SRIP provides benefits according to the same benefit formula as the Pension Plan, except that benefits under the SRIP are not limited by Code Sections 401(a)(17) and 415. Code Section 401(a)(17) limits the annual amount of compensation that may be taken into account when calculating benefits under the Retirement Plan. An employee who: (a) is a participant in the Pension Plan; (b) has been nominated by the Compensation Committee; and (c) earns compensation in excess of the limitation imposed by Code Section 401(a)(17) or whose benefit exceeds the limitation of Code Section 415(b) is eligible to participate in the SRIP. In addition, employees whose final benefits under the Pension Plan are reduced due to elective deferral of compensation under the Huntington Executive Deferred Compensation Plan are also eligible to participate in the SRIP. Additional detail about the SRIP is set forth below following the table of Pension Benefits on page 140.

Other Benefits

Huntington provides other benefits to executive officers on the same basis that they are provided to employees generally. Other benefits consist of medical, dental and vision benefits to all eligible associates through its group health plan. Eligible associates contribute towards the cost of this coverage on a pre-tax basis through payroll deduction pursuant to a Code Section 125 plan. Eligible associates may elect to contribute to a health care spending account or dependent care spending account on a pre-tax basis in amounts up to $3,600 or $5,000, respectively, per calendar year.

Huntington provides basic group term life insurance coverage in the amount of 150% of pay for full time associates and 75% of pay for part time associates at no cost to the associate. In addition, eligible associates may elect to receive optional term life insurance of up to 300% of pay at their own expense. Eligible associates may also elect to receive accidental death and dismemberment insurance, referred to as AD&D, for themselves and their eligible dependents at their own expense through after-tax payroll deductions. Contributions for optional term life insurance coverage are paid on an after-tax basis through payroll deductions. Huntington provides business travel, life and AD&D insurance coverage to its eligible associates in an amount equal to 300% of pay.

Huntington provides short- and long-term disability benefits to its associates at no cost. Short term disability benefits are paid for by Huntington and the amount of the benefit is either 100% of pay or 60% of pay depending upon an associate’s years of service with Huntington. Long-term disability benefits are equal to 60% of pay. These benefits are paid for by Huntington and provided through an insurance contract.

Huntington maintains a transition pay plan that provides benefits based upon an associate’s service with Huntington in the event employment is terminated as a result of his or her position being eliminated due to business or economic conditions or a job reassessment.

Eligible associates may apply for up to $5,250 annually for reimbursement of certain educational expenses under Huntington’s educational assistance plan.

Eligible associates are able to receive counseling and guidance through LifeBalance, Huntington’s employee assistance program, which is paid for by Huntington.

Huntington provides paid time off benefits through its paid time off policy and other paid holidays which are comparable to those provided at other companies with similar numbers of employees.

In addition to the active benefits, Huntington makes medical coverage and life insurance available to associates who meet the requirements for those benefits at the time their employment terminates. Retiree medical coverage is paid entirely by the retiree, offset by a subsidy paid by Huntington based upon the retiree’s length of service. Life insurance is paid entirely by Huntington and is equal to 7.5% of the retiree’s base salary at the time of retirement.

Fringe Benefits

Huntington offers certain fringe benefits to its more senior officers. The value of fringe benefits received by an executive officer does not impact decisions regarding other components of the executive officer’s compensation. All of the named executive officers who are located at Huntington’s headquarters in downtown Columbus are eligible for paid parking. Huntington also offers an allowance for tax and financial planning to its more senior officers, which group includes the named executive officers, equal to 2% of base salary. For Mr. Hoaglin, Huntington provides security monitoring of his personal residence. Huntington also provides occasional use of a private airplane for Mr. Hoaglin’s personal use. As reported in the table of Summary Compensation, the total value of perquisites and benefits for Mr. Hoaglin for 2006 was $31,630. No perquisite for Mr. Hoaglin had a value in excess of $25,000.

Agreements Providing For Payment In Connection With Termination Or A Change In Control

Executive Agreements

Huntington has entered into Executive Agreements with its executive officers which provide certain protections for the executive officers, and thus encourage their continued employment, in the event of any actual or threatened change in control of Huntington. Huntington believes that the definition of change in control used in its Executive Agreements is standard within the financial services industry.

Each named executive officer is a party to one of three forms of Executive Agreements. The protections provided by the Executive Agreements include lump-sum severance payments and other benefits, all as further described below under “Potential Payments Upon Termination or Change in Control.”

During 2005, the Compensation Committee engaged Watson Wyatt & Company to evaluate, under current best practices, the then existing executive agreements. The Executive Agreements were updated effective January 1, 2006. The updated agreements reflect a reduction in severance payments, by calculating the payment based on the target incentive awards as opposed to the maximum incentive awards, as recommended by the compensation consultant.

Agreements with Mr. Baldwin

In connection with his termination in December 2006, Mr. Baldwin entered into a Severance Agreement and an Addendum to Stock Options Agreement with Huntington. The payments and benefits payable to Mr. Baldwin under the Severance Agreement and the Addendum to Stock Options Agreement are described below under “Potential Payments Upon Termination or Change-in-Control.”

Huntington believes that its compensation programs, by design and operation, are consistent with its compensation philosophy and business strategy.

The following table sets forth the compensation paid by Huntington and its subsidiaries for the fiscal year ended December 31, 2006 to Huntington’s principal executive officer, principal financial officer, and the three mostly highly compensated executive officers serving at the end of 2006, other than the principal executive officer and the principal financial officer.

SUMMARY COMPENSATION

2006

Name and Principal Positions(1)	Year	Salary	Bonus	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings (5)	All Other Compensation (6)(7)(8)	Total (9)
Thomas E. Hoaglin	2006	$841,083	—	$116,657	$856,578	$820,477	$134,338	$67,207	$2,836,340
Chairman, President and CEO
Donald R. Kimble Chief Financial Officer	2006	370,833	—	19,443	205,114	257,312	28,111	16,465	897,298
Ronald C. Baldwin	2006	500,000	—	—	445,858	371,325	102,444	650,137	2,069,764
Vice Chairman
James W. Nelson Chief Risk Officer	2006	367,833	—	104,368	156,452	255,230	48,126	18,149	950,158
Daniel B. Benhase Senior Executive Vice President and Senior Trust Officer, The Huntington National Bank	2006	314,500	—	21,210	286,768	215,079	23,325	17,353	878,235

(1)	Mr. Baldwin served as an executive officer through December 31, 2006.

(2)	Awards of RSUs were granted on July 18, 2006. The amounts reported are the amounts recognized for financial statement reporting purposes with respect to fiscal year 2006 in accordance with FAS 123R. The assumptions made in the valuation are discussed in Note 19, “Share-Based Compensation” of the Notes to Consolidated Financial Statements for Huntington’s Financial Statements for the year ended December 31, 2006.
(3)	The amounts reported in this column reflect the expense required to be recognized by the company under FAS 123R for 2006 in respect of all outstanding options for each executive officer, including those granted in 2006. The assumptions made in the valuation are discussed in Note 19, “Share-Based Compensation”, of the Notes to Consolidated Financial Statements for Huntington’s Financial Statements for the year ended December 31, 2006.
(4)	The amounts in this column are the annual cash incentive awards earned under the Management Incentive Plan with respect to 2006 performance.
(5)	The figures in this column are the sum of the aggregate change in actuarial present value of each named executive officer’s accumulated benefit under two defined benefit and actuarial pension plans—the Retirement Plan and the Supplemental Retirement Income Plan, referred to as SRIP. Additional detail about Huntington’s defined benefit and actuarial pension plans is set forth in the discussion following the table of Pension Benefits below.

Name	Change in present value Retirement Plan	Change in present value SRIP	Total
Mr. Hoaglin	$26,739	$107,599	$134,338
Mr. Kimble	12,403	15,708	28,111
Mr. Baldwin	32,016	70,428	102,444
Mr. Nelson	21,854	26,272	48,126
Mr. Benhase	13,557	9,768	23,325

(6)	This column includes contributions by Huntington for each of the named executive officers to two defined contribution plans: the Huntington Investment and Tax Savings Plan, referred to as HIP, and the Huntington Supplemental Stock Purchase and Tax Savings Plan.

Name	Amounts Contributed to HIP	Amounts Contributed to SSPP	Total
Mr. Hoaglin	$8,800	$26,777	$35,577
Mr. Kimble	8,800	5,625	14,425
Mr. Baldwin	8,800	15,000	23,800
Mr. Nelson	8,092	8,017	16,109
Mr. Benhase	8,800	3,698	12,498

(7)	This column also includes perquisites and personal benefits for Messrs. Hoaglin and Baldwin. Perquisites and personal benefits for Mr. Hoaglin totaled $31,630 and included financial planning, executive parking, security monitoring of his personal residence, and occasional personal use of a private plane. Perquisites and personal benefits for Mr. Baldwin totaled $12,040 and consisted of financial planning and executive parking. Perquisites and personal benefits for each of the other named executive officers did not exceed $10,000 and are not included.
(8)	This column also includes amounts accrued to Mr. Baldwin under a Severance Agreement with Huntington as follows: a one-time lump sum severance amount of $500,000, an amount equal to $104,167, as a pro-rated incentive payment under the 2005 - 2007 cycle of the Long-Term Incentive Plan, and compensation for tax and financial planning services of $10,000. Additional detail about Mr. Baldwin’s Severance Agreement is set forth below.
(9)	This column shows the total of all compensation for the fiscal year as reflected in the other columns of this table.

GRANTS OF PLAN-BASED AWARDS

2006

Name	Grant Date(1) Target ($)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock or Units (#)(4)	All Other Option Awards: Number of Securities Under- lying Options (#)(5)	Exercise or Base Price of Option Awards (Sh)(6)	Closing Market Price on Grant Date	Grant Date Fair Value of Stock and Option Awards(5)(7)
		Threshold	Target	Maximum	Threshold	Target	Maximum
Thomas E. Hoaglin	07/18/2006 07/18/2006 02/14/2006	$420,542	$841,083	$1,682,166	$67,470	$270,313	$1,081,250	33,000	165,000	$23.34	$23.43	$770,220 692,324

Donald R. Kimble	07/18/2006 07/18/2006 02/14/2006	71,200	185,417	370,833	23,438	93,750	375,000	5,500	27,500	23.34	23.43	128,370 115,387

Ronald C. Baldwin	N/A	150,000	300,000	600,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A	1,133,234

James W. Nelson	07/18/2006 07/18/2006 07/18/2006 02/14/2006	70,624	183,917	367,833	23,125	92,500	370,000	4,000 4,285	20,000	23.34	23.43	193,372 83,918

Daniel B. Benhase	07/18/2006 07/18/2006 02/14/2006	60,384	157,250	314,500	19,813	79,250	317,000	6,000	30,000	23.34	23.43	140,040 125,877

(1)	On July 18, 2006 the Compensation Committee awarded RSUs and stock options under the 2004 Stock and Long-Term Incentive Plan as reported in the table. July 18, 2006 was also the grant date for these awards.
(2)	On February 14, 2006, the Compensation Committee selected each of the named executive officers to participate in the 2006 cycle of the Management Incentive Plan, an annual cash incentive plan. The award opportunities presented in the table are based on salaries earned in 2006. Awards are paid in cash. Actual awards paid for 2006 are reported in the table of Summary Compensation.
(3)	On February 14, 2006, the Compensation Committee selected each of the named executive officers to participate in a long-term incentive award cycle beginning on January 1, 2006 and ending on December 31, 2008, under the 2004 Stock and Long-Term Incentive Plan. Each named executive officer is also a participant in a long-term incentive award cycle that began on January 1, 2004 and ended on December 31, 2006, and a long-term incentive award cycle beginning on January 1, 2005 and ending on December 31, 2007. The award opportunities are determined in dollar amounts, are the same for all three cycles and are presented in the table based on salaries as of December 31, 2006. An award is payable in shares of common stock equal to the value of the award, except a participant may elect to receive up to 50% of his or her award in cash. No awards were earned or paid for the cycle that ended on December 31, 2006.
(4)	All of the RSUs granted on July 18, 2006 vest in three years, except the award to Mr. Nelson for 4,285 RSUs which vested in six months.
(5)	These stock options vest in three equal annual increments beginning one year from the date of grant.
(6)	Each stock option reported has a per share exercise price equal to the fair market value of a share of Huntington common stock on July 18, 2006, the date of grant, determined as the average of the high and low sales price for that date as recorded on the Nasdaq Stock Market.
(7)	The amounts in this column are the grant date fair values of the awards of RSUs and stock options reported in the table computed in accordance with FAS 123R. The amount reported for Mr. Baldwin is the incremental fair value with respect to a modification of his stock options made in connection with his termination (discussed under “Potential Payments Upon Termination or Change-in-Control” below), computed as of the modification date (December 7, 2006) in accordance with FAS 123R.

Discussion of 2006 Compensation

As noted in the Compensation Discussion and Analysis above, Mr. Hoaglin is the only NEO that has an employment agreement with Huntington. Mr. Hoaglin’s employment agreement, which provides for a minimum base salary and that he will participate in Huntington’s incentive plans and other benefits afforded to executive officers, is described in greater detail on page 58. During 2006, the Compensation Committee considered and approved base salary increases and grants of equity awards for each named executive officer except Mr. Baldwin, who was not included due to the announcement of his pending departure from the company. The Compensation Committee also reviewed Huntington’s 2006 performance against applicable performance goals and determined annual cash incentive awards under the Management Incentive Plan. The Compensation Committee also reviewed Huntington’s performance against the applicable performance goals for the Long-Term Incentive Plan award cycle that ended on December 31, 2006 and determined that no awards would be paid for the cycle.

Huntington entered into updated change-in-control agreements, referred to as Executive Agreements, effective January 1, 2006 with each of the NEOs. The Executive Agreements provide for lump-sum severance payments and other benefits in the event of any actual or threatened change in control of Huntington, and are described in detail below under “Potential Payments Upon Termination or Change-in-Control” on page 141.

Base Salary

At its February 2006 meeting, the Compensation Committee approved base salary increases of 7.14%, 3.64% and 4.97% for each of Messrs. Kimble, Nelson and Benhase, respectively, effective March 1, 2006. Increases were determined based on the chief executive officer’s evaluation of each officer’s individual performance and the goal of maintaining salaries between the 50th and 75th percentile of the market survey data utilized with respect to financial services institutions.

Mr. Hoaglin’s salary was reviewed at the July 2006 Compensation Committee meeting. The Compensation Committee was presented with materials prepared by the consultant related to Mr. Hoaglin’s total compensation. The first analysis that the consultant provided compared Huntington’s 2005 performance, based on various common performance metrics (such as the percentage change in EPS, return on average assets, return on average equity, 3-year total return, the efficiency ratio and deposit growth) against the performance of 14 peer banks. The analysis showed Huntington in the bottom quartile of performance; however, the data provided did not take into account key information on financial and accounting issues, which negatively impacted certain of Huntington’s reported financial performance metrics, used in the performance comparisons. In particular, the efficiency ratio was negatively affected by the accounting treatment for operating leases, which artificially inflated Huntington’s efficiency ratio relative to comparable peers which have no meaningful operating lease assets.

The consultant also provided analysis of recent proxy statements for selected peer banks (the “Primary Peers” and “Reference Peers” described in the “Compensation Discussion and Analysis” above) and provided analysis of various components of Mr. Hoaglin’s compensation that relate to salary adjustments. In addition to data from recent proxy statements, the analysis included 2005 published survey data along with the consultant’s assessment of the competitiveness of Mr. Hoaglin’s compensation. The consultant concluded that Mr. Hoaglin’s base salary was somewhat below the peer median estimated for 2006, which may be due to the fact that he did not receive an increase in 2004 and only a modest increase in 2005.

The Compensation Committee determined an appropriate salary for Mr. Hoaglin and approved a base salary increase from $824,000 to $865,000, effective August 1, 2006. This 5.00% increase was in recognition of (1) 2006 earnings performance to-date; (2) a strong capital position which permitted a 16.3% increase in the common stock dividend announced on January 18, 2006; (3) the completion of the acquisition of Unizan Financial Corp. on March 1, 2006 and the subsequent successful systems integration; (4) the continued strengthening of the senior management team and structure; and (5) the previous competitive market data.

Annual Cash Incentive Awards

The three components for the 2006 Management Incentive Plan cycle tied to corporate performance were EPS, ROE and the efficiency ratio. Huntington’s reported results for 2006 for EPS and ROE were better than (in excess of) the targeted level of performance, and the efficiency ratio was higher (worse) than the targeted level of performance. Because 2006 earnings included several transactions or valuations that may be considered “extraordinary events” as defined in the Compensation Discussion and Analysis, the chief executive officer and the chief financial officer recommended that the impact of certain items be excluded for purposes of determining awards under the Management Incentive Plan. The Compensation Committee accepted these recommendations and approved adjustments which resulted in lower than reported EPS, ROE and efficiency ratio. The net effect of these adjustments was that Mr. Hoaglin’s award was lower than it would have been if it had been based on reported performance without adjustments.

The transactions or valuations that were considered “extraordinary events” and therefore excluded from the computations were:

•	A reduction of federal income tax expense of $84.5 million;

•

A $76.8 million pre-tax negative impact due to utilization of the excess capital resulting from federal income tax expense reduction to restructure certain balance sheet components. This primarily consisted of $73.3 million pre-tax investment securities losses;

•	Merger-related costs of $3.7 million pre-tax in connection with the acquisition of Unizan Financial Corp.;

•	The negative $2.3 million pre-tax impact of an accounting change with respect to loan fees on home equity lines of credit;

•	Recognition of $3.7 million pre-tax positive impact to the mortgage servicing rights valuation, net of related hedging activity;

•	A $10.0 million pre-tax contribution to the Huntington Foundation;

•	Severance and consolidation expenses of $4.5 million pre-tax; and

•	Minor adjustments and corrections in an aggregate amount of negative $3.8 million pre-tax.

The target, threshold and maximum goals and the reported and adjusted values for the performance criteria are set forth in the table below.

	EPS	ROE	Efficiency Ratio
Threshold	$1.76	14.5%	58.0%
Target	1.81	14.9	57.4
Maximum	1.87	15.5	56.2
2006 Reported	1.92	15.7	59.4
Adjusted	1.82	14.8	58.0

Based on the adjusted performance criteria, the EPS component paid out at 117% of the weighted target opportunity, the ROE factor paid out at 90% of the weighted target opportunity, and the efficiency ratio factor paid out at 50% of the weighted target opportunity. The weighting of each plan component, including any discretionary portion, for 2006 for each executive officer is set forth in the “Compensation Discussion and Analysis” on page 114. The Compensation Committee approved an award for each executive officer based on the adjusted corporate performance criteria, and when applicable, personal performance and discretionary components. The amount of the award for each executive officer is disclosed under the “Non-Equity Incentive Plan Compensation” column of the table of Summary Compensation.

Long-Term Incentive Compensation

Long-Term Performance Awards

The 2004 to 2006 cycle of the Long-Term Incentive Awards program, which is discussed in detail above in the “Compensation Discussion and Analysis”, ended December 31, 2006. No awards were earned or paid under this cycle. The goals for this cycle, which were established March 24, 2004, were based on average annual growth in EPS over the cycle with a baseline EPS of $1.54 and average annual ROE over the cycle, with the entire award subject to adjustment based on Huntington’s efficiency ratio performance in 2006.

The target level set for average annual growth in EPS was 10% and the target for ROE was 17.0%. If awards were earned by achieving the target levels for EPS and ROE, such awards could be adjusted upward by 1.10% if Huntington achieved an efficiency ratio of 52.0% or lower (better) or 1.20% with achievement of an efficiency ratio of 51.0% or lower.

Huntington’s performance results against actual EPS growth averaged 7.7% for the cycle, which was under the established plan threshold of 8.0%. Huntington also calculated EPS growth with considerations for adjustments for extraordinary items over the cycle as determined against actual adjustments made for the Management Incentive Plan, which occurred in the same years as the years included in this cycle. The overall average for the adjusted EPS for the cycle was 5.8%, which was below the level required to receive an award under this program.

The three-year average performance results established for ROE was 16.2% for reported ROE and 15.6% for adjusted ROE with both figures also coming in under the 16.5% threshold needed to generate awards.

The target, reported and adjusted values for performance criteria are set forth in the table below.

	Average Annual EPS Growth	Average Annual ROE
Threshold	8.0%	16.5%
Target	10.0	17.0
Superior	12.0	19.0
Maximum	14.0	21.0
Reported for Cycle	7.7	16.2
Adjusted for Cycle	5.8	15.6

No adjustment for the efficiency ratio was calculated since no awards were earned.

Stock Options and Restricted Stock Awards

Stock award recommendations made by management and Mr. Hoaglin were presented to the Compensation Committee at its July 2006 meeting. Prior to reviewing the recommendations, the Compensation Committee reviewed and discussed metrics presented by the consultant related to Huntington’s stock usage compared to the “Reference Peer” and “Primary Peer” banks. Huntington, based on past grants, remains close to or below the median of its peers in areas related to dilution, overhang and run-rate levels.

The Compensation Committee reviewed and approved stock grants effective July 18, 2006. Each NEO, with the exception of Mr. Baldwin who was not considered for stock grants, received a combination of stock options and RSUs. As reported in the table of Grants of Plan-Based Awards above, Mr. Kimble was granted 27,500 stock options and 5,500 RSUs, Mr. Nelson was granted 20,000 stock options and 8,285 RSUs, and Mr. Benhase was granted 30,000 stock options and 6,000 RSUs.

The Compensation Committee was provided with market data from the “Reference Peers” and “Primary Peers” which provided a total compensation view of Mr. Hoaglin’s compensation in comparison to the selected group. The market analysis showed Mr. Hoaglin’s annualized LTI opportunity to be below market medians. The Compensation Committee considered the information provided and approved a grant of 165,000 stock options and 33,000 RSUs to Mr. Hoaglin.

All of the above stock options were granted at an option price of $23.34 and will become exercisable in three equal annual installments beginning on the first anniversary of grant. The options will be exercisable for a period of seven years from date of grant.

The grant date fair value of the RSUs was based on the fair market value of a share of Huntington common stock on the date of grant, $23.34. The RSUs will generally vest on the third anniversary after grant and will be paid in shares. Dividends will accumulate over the vesting period and be paid in cash at the same time as the underlying RSUs are paid.

Huntington entered into an Amendment to Stock Options Agreement with Mr. Baldwin in connection with his termination which resulted in the increase in incremental fair value reported in the table of Grants of Plan-Based Awards. The Amendment to Stock Options Agreement is described below under “Potential Payments Upon Termination or Change-in-Control” on page 141.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2006

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options Exercisable (1)	Number of securities underlying unexercised options Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (1)	Market Value of Shares or Units of Stock That Have Not Vested (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested
Thomas E. Hoaglin	400,000 400 96,600 300,000 300,000 96,904 —	— — — — — 203,096 165,000		$15.0650 17.9900 17.9200 18.1500 20.4075 21.5300 23.3400	2/21/2011 9/4/2011 2/13/2012 7/16/2012 7/15/2013 10/18/2012 7/18/2013
						33,000	$783,750	—	—

Donald R. Kimble	33,334 16,667 —	16,666 33,333 27,500		23.0300 24.6500 23.3400	7/8/2011 7/19/2012 7/18/2013
						5,500	130,625	—	—
Ronald C. Baldwin (3)	20,202 104,798 400 49,200 5,509 104,491 4,900 105,100 60,439 30,315	— — — — — — — — 34 ,561 64,685		14.8500 14.8500 17.9900 17.9200 18.1500 18.1500 20.4075 20.4075 23.0300 24.6500	12/15/2007 12/15/2010 12/15/2010 12/15/2009 12/15/2007 12/15/2011 12/15/2007 12/15/2012 12/15/2010 12/15/2011
						—	—	—	—
James W. Nelson	26,667 10,315 —	13,333 24,685 20,000		24.1650 24.6500 23.3400	11/9/2011 7/19/2012 7/18/2013
						8,285	196,769	—	—
Daniel B. Benhase	25,000 13,000 50,000 400 60,000 60,000 33,772 16,982 —	— — — — — — 21,228 38,018 30,000		17.1875 15.0650 14.8500 17.9900 18.1500 20.4075 23.0300 24.6500 23.3400	8/16/2010 2/21/2011 5/16/2011 9/4/2011 7/16/2012 7/15/2013 7/8/2011 7/19/2012 7/18/2013
						6,000	142,500	—	—

(1)	The dates when each outstanding award becomes fully vested are set forth in the table below.

	Option Awards			Stock Awards
Name	Number of securities underlying unexercised options Exercisable	Number of securities underlying unexercised options Unexercisable	Vesting Date	Number of Shares or Units of Stock That Have not Vested	Vesting Date
Thomas E. Hoaglin	400,000 400 96,600 300,000 300,000 96,904 —	— — — — — 203,096 165,000	2/21/2002 10/7/2004 2/13/2002 7/16/2005 7/15/2006 10/18/2008 7/18/2009
				33,000	7/18/2009

Donald R. Kimble	33,334 16,667 —	16,666 33,333 27,500	7/8/2007 7/19/2008 7/18/2009
				5,500	7/18/2009

Ronald C. Baldwin	20,202 104,798 400 49,200 5,509 104,491 4,900 105,100 60,439 30,315	— — — — — — — — 34,561 64,685	5/16/2004 5/16/2004 10/7/2004 2/13/2002 7/16/2005 7/16/2005 7/15/2006 7/15/2006 7/8/2007 7/19/2008	N/A

James W. Nelson	26,667 10,315 —	13,333 24,685 20,000	11/9/2007 7/19/2008 7/18/2009	4,000	7/18/2009
				4,285	1/18/2007

Daniel B. Benhase	25,000 13,000 50,000 400 60,000 60,000 33,772 16,982 —	— — — — — — 21,228 38,018 30,000	8/16/2003 2/21/2001 5/16/2004 10/7/2004 7/16/2005 7/15/2006 7/8/2007 7/19/2008 7/18/2009
				6,000	7/18/2009

(2)	The market value was determined by multiplying the closing price of a share of Huntington common stock on December 29, 2006 ($23.75) by the number of shares.
(3)	Mr. Baldwin has transferred options for 73,688 shares out of the exercisable option grant reported for him for 104,798 shares with an exercise price of $14.85. The expiration dates reported for Mr. Baldwin’s stock options are not the original expiration dates. In connection with his termination, Mr. Baldwin agreed to a more restrictive exercise schedule for his stock options than otherwise required. The restrictions on exercise limit Mr. Baldwin to exercising each of his options only in certain specified years. Options must be exercised during the year specified for each option by December 15 of that year or forfeited. See “Potential Payments Upon Termination or Change-in-Control” below for additional detail about the agreement concerning Mr. Baldwin’s stock options.

Huntington maintains two plans under which executive officers may defer compensation on a non-qualified basis: the Supplemental Stock Purchase and Tax Savings Plan, referred to as the Supplemental Plan and the Executive Deferred Compensation Plan, referred to as the EDCP. For each of the named executive officers listed below, information about participation in the Supplemental Plan is contained in the first row of data and information about participation in the EDCP is contained in the second row of data.

NON-QUALIFIED DEFERRED COMPENSATION 2006

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year(1)	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at last Fiscal Year End(2)
Thomas E. Hoaglin
Supplemental Plan	$33,471	$26,777	$10,892	—	$338,727
EDCP	261,032	—	161,971	—	2,383,552

Donald R. Kimble
Supplemental Plan	8,438	5,625	273	—	28,129
EDCP	—	—	—	—	—

Ronald C. Baldwin
Supplemental Plan	56,250	15,000	5,766	—	221,980
EDCP	489,848	—	198,835	—	1,572,495

James W. Nelson
Supplemental Plan	30,063	8,017	742	—	66,895
EDCP	350,269	—	45,539	—	548,843

Daniel B. Benhase
Supplemental Plan	4,623	3,698	1,719	—	56,603
EDCP	—	—	—	—	—

(1)	Contributions made by Huntington for the named executive officers and reported in this column are also reported in the table of Summary Compensation under “All Other Compensation.” See footnote number 6 to the table of Summary Compensation.
(2)	The year-end balances in this column include Huntington contributions made to the Supplemental Plan and reported as compensation for the named executive officers in the table of Summary Compensation from prior years under “All Other Compensation” as follows:

Thomas E. Hoaglin	$101,374
Donald R. Kimble	5,433
Ronald C. Baldwin	28,863
James W. Nelson	5,833
Daniel B. Benhase	7,085

The purpose of the Supplemental Plan is to provide a supplemental savings program for eligible Huntington employees who are unable to continue to make contributions to the Huntington Investment and Tax Savings Plan, a tax qualified 401(k) plan and referred to as HIP, for part of the year because they have made the maximum permitted pre-tax deferrals for a calendar year to HIP. The individual has: (I) contributed the maximum amount permitted by the Internal Revenue Service for the calendar year ($15,000 in 2006); or (II) received the maximum amount of compensation permitted to be taken into account by the Internal Revenue Service for the calendar year ($220,000). HIP and the Supplemental Plan work together. When an employee elects to participate in HIP, he or she designates a percentage between 1% and 75% of base pay on a pre-tax basis that is to be contributed to HIP. Contributions to HIP are automatically deducted from the employee’s pay and then allocated to an HIP account. Huntington then matches all or a portion of the contributions to HIP according to the following formula: Huntington will match 100% on the dollar up to the first 3% of base compensation deferred and then 50% on the dollar on the next 2% of base compensation deferred. The Supplemental Plan generally works the same way. When a participant elects to participate in the Supplemental Plan, he designates a percentage between 1% and

15% of base pay that is to be contributed to the Supplemental Plan. All contributions to the Supplemental Plan must be on a pre-tax basis. Huntington then matches all or a portion of the contributions according to the same formula used by HIP. Under HIP employees can invest their contributions and the Huntington matching contributions in any of 20 investment alternatives. Under the Supplemental Plan, employee pre-tax contributions and the Huntington match will be invested in Huntington common stock, and dividends paid on Huntington common stock will be reinvested in Huntington common stock.

A participant cannot receive a distribution of any part of his account in the Supplemental Plan until his employment terminates. Once employment terminates, the account in the Supplemental Plan is required to be distributed to the participant. All distributions from the Supplemental Plan are made in shares of Huntington common stock and are subject to federal and state income tax withholding.

The EDCP provides senior officers designated by the Compensation Committee the opportunity to defer up to 90% of base salary, annual bonus compensation and certain equity awards, and up to 100% of long-term incentive awards. An election to defer can only be made on an annual basis and is irrevocable. Deferrals of common stock are held as common stock until distribution. Cash amounts deferred will accrue interest, earnings and losses based on the performance of the investment option selected by the participant. The investment options consist of Huntington common stock and a variety of mutual funds and are the same investment options available under HIP. The participant can make changes as frequently as monthly on the chosen investment options for cash deferrals.

At the time of the initial deferral election, a participant elects the method and timing of account distribution in the event of termination or retirement. Accounts distributed upon termination or retirement may be distributed in a single lump sum payment or in substantially equal installments. A participant may request a hardship withdrawal prior to termination or retirement. In addition, for amounts earned and vested on or before December 31, 2004, a participant may obtain an in-service withdrawal subject to a 10% penalty and suspension of future contributions for at least 12 months. Cash that is deferred is paid out in cash, except that any cash that is invested in Huntington common stock at the time of distribution is distributed in shares. Huntington common stock that is deferred is distributed in kind.

The table below sets forth the rate of return for the one-year period ending December 31, 2006 for each of the investment options under the EDCP.

Europacific Growth Fd CI R-4	21.83%
Huntington Bancshares Incorporated Common Stock	4.27
Huntington Dividend Capture Fd	16.02
Huntington Fixed Inc Sec Fd IV	3.74
Huntington Growth Fund IV	8.36
Huntington Income Equity Fd IV	11.36
Huntington Inter Gov Inc Fd IV	3.51
Huntington Intl Equity Fd IV	27.04
Huntington Macro 100 Fund IV	6.79
Huntington Mid-Corp America Fd IV	8.09
Huntington Money Market Fd IV	4.19
Huntington New Economy Fd IV	9.18
Huntington Rotating Mkts Fd IV	19.56
Huntington Short Int Fx Fd IV	3.68
Huntington Situs Small Cap Fd IV	10.73
Manager Special Equity Fd	11.28
T Rowe Price Mid-Cap Growth	6.79
T Rowe Small Cap Stock Fd Adv	12.52
Vanguard Institutional Index Fd	15.78
Vanguard Wellington Fd Adm	15.07

The table below presents the actuarial present value of each named executive officer’s accumulated benefit as of September 30, 2006 under Huntington’s Retirement Plan and Huntington’s Supplemental Retirement Income Plan, referred to as the SRIP. September 30 is the pension plan measurement date used for financial statement reporting purposes with respect to Huntington’s audited financial statements for fiscal year 2006.

PENSION BENEFITS

2006

Name	Plan Name	Number of Years of Credited Service (#)(1)	Present Value of Accumulated Benefit (2)	Payments During Last Fiscal Year
Thomas E. Hoaglin	Retirement Plan Supplemental Retirement Income Plan	5.6667 5.6667	$115,253 525,493	—

Donald R. Kimble	Retirement Plan Supplemental Retirement Income Plan	2.3333 2.3333	26,563 35,197	—

Ronald C. Baldwin	Retirement Plan Supplemental Retirement Income Plan	5.5000 5.5000	134,785 321,961	—

James W. Nelson	Retirement Plan Supplemental Retirement Income Plan	1.9167 1.9167	21,854 26,272	—

Daniel B. Benhase	Retirement Plan Supplemental Retirement Income Plan	6.3333 6.3333	68,544 61,653	—

(1)

Years of credited service reported in the table are equal to actual years of service as of the pension plan measurement date, September 30, 2006. In connection with Mr. Baldwin’s termination of employment as of December 31, 2006, the Compensation Committee granted Mr. Baldwin an additional 1.33 years of credited service under the SRIP. The present value of accumulated benefits as of September 30, 2006 for Mr. Baldwin with the additional 1.33 years of service is $433,279. Mr. Baldwin will commence receipt of benefits in the form of a monthly life annuity under the Retirement Plan and the SRIP upon his normal retirement date of December 1, 2011, the date of his 65th birthday. The additional 1.33 years of credited service under the SRIP increases his combined monthly Retirement Plan and SRIP benefit from $4,783 to $5,887.

(2)	The valuation method used to determine the benefit figures shown, and all material assumptions applied, are discussed in Footnote 21 of Huntington’s Notes to Consolidated Financial Statements contained in the Annual Report for the fiscal year ended December 31, 2006.

An employee becomes a participant in the Retirement Plan on the January 1 or July 1 next following the date he or she attains age 21 and completes one year of service. An employee who: (a) is a participant in the Retirement Plan; (b) has been nominated by the Compensation Committee; and (c) earns compensation in excess of the limitation imposed by Code Section 401(a)(17) or whose benefit exceeds the limitation of Code Section 415(b), is eligible to participate in the SRIP. In addition, employees whose final benefits under the Retirement Plan are reduced due to elective deferral of compensation under the Huntington Executive Deferred Compensation Plan are also eligible to participate in the SRIP.

Benefits under both the Retirement Plan and the SRIP are based on levels of final average compensation and years of credited service. Benefits under the SRIP, however, are not limited by Code Sections 401(a)(17) and 415. Code Section 401(a)(17) limits the annual amount of compensation that may be taken into account when calculating benefits under the Retirement Plan. For 2006, this limit was $220,000. Code Section 415 limits the annual benefit amount that a participant may receive under the Retirement Plan. For 2006, this amount was $175,000.

The compensation covered for these named executive officers by the Retirement Plan and the SRIP is the average of the total paid, in the five consecutive highest years of the executive officer’s career with Huntington, of base salary and 50% of bonus. Bonuses are taken into account for the year in which paid rather than earned. The maximum number of years of credited service recognized by the Retirement Plan and the SRIP is forty. The number of years of credited service is equal to the actual years of service with Huntington. The Pension Review Committee may however, in its discretion, approve additional years of credited service in addition to those actually earned by a participant for the purposes of determining benefits under the SRIP.

Benefit figures shown are computed on the assumption that participants retire at age 65, the normal retirement age specified in the plans. None of the named executive officers is eligible for early retirement under either the Retirement Plan or the SRIP. The normal form of benefit under both the Retirement Plan and the SRIP is a life annuity. The Retirement Plan offers additional forms of distribution that are actuarially equivalent to the life annuity. As required by federal law, if a participant is married at the time his or her benefit commences, the participant must commence benefits in the form of a qualified joint and 50% survivor annuity unless the participant’s spouse consents to another form of distribution. In addition to various annuity forms of distribution, the Retirement Plan permits distribution in the form of a single lump sum under either of the following two circumstances: (I) the present value of the participant’s accrued benefit is less than $10,000; or (II) the participant terminates employment, is eligible for early or normal retirement, and elects to receive a lump sum distribution within 45 days of being notified of its availability.

Potential Payments Upon Termination or Change-in-Control

Huntington has change-in-control agreements, referred to as Executive Agreements, with each of the persons named in the table of Summary Compensation. The Executive Agreements were entered into to provide protection for, and thus retain, its well-qualified executive officers notwithstanding any actual or threatened change in control of Huntington. Mr. Baldwin’s Executive Agreement was terminated effective upon his termination of employment as of December 31, 2006. Huntington entered into a Severance Agreement and an Addendum to Stock Options Agreement with Mr. Baldwin which provides for certain payments and benefits following his separation from Huntington. In addition, Mr. Hoaglin’s Employment Agreement provides for continuing payments to him upon the event of termination in certain situations other than a change in control.

Executive Agreements

The Executive Agreements were entered into effective January 1, 2006 and replaced previous executive agreements. Huntington engaged its outside compensation consultant in 2005 to evaluate its then existing executive agreements under current best practices. The updated agreements reflect a reduction in severance payments, by calculating payments based on target incentive awards as opposed to maximum incentive awards, as recommended by the compensation consultant.

Under the Executive Agreements, change in control generally includes:

•	the acquisition by any person of beneficial ownership of 25% or more of Huntington’s outstanding voting securities;

•

a change in the composition of the Board of Directors if a majority of the new directors were not appointed or nominated by the directors currently sitting on the Board of Directors or their subsequent nominees;

•	a merger involving Huntington where Huntington’s shareholders immediately prior to the merger own less than 51% of the combined voting power of the surviving entity immediately after the merger;

•	the dissolution of Huntington; and

•	a disposition of assets, reorganization, or other corporate event involving Huntington which would have the same effect as any of the above-described events.

Under each Executive Agreement, Huntington or its successor must provide severance benefits to the executive officer if such officer’s employment is terminated (other than on account of the officer’s death or disability or for cause):

•	by Huntington, at any time within 36 months after a change in control;

•

by Huntington, at any time prior to a change in control but after commencement of any discussions with a third party relating to a possible change in control involving such third party if the executive officer’s termination is in contemplation of such possible change in control and such change in control is actually consummated within 12 months after the date of such executive officer’s termination;

•	by the executive officer voluntarily with good reason at any time within 36 months after a change in control of Huntington; and

•

by the executive officer voluntarily with good reason at any time after commencement of change in control discussions if such change in control is actually consummated within 12 months after the date of such officer’s termination.

Good reason generally means the assignment to the executive officer of duties which are materially different from such duties prior to the change in control, a reduction in such officer’s salary or benefits, or a demand to relocate to an unacceptable location, made by Huntington or its successor either after a change in control or after the commencement of change in control discussions if such change or reduction is made in contemplation of a change in control and such change in control is actually consummated within 12 months after such change or reduction. An executive officer’s determination of good reason will be conclusive and binding upon the parties if made in good faith, except that, if the executive officer is serving as chief executive officer of Huntington immediately prior to a change in control, the occurrence of a change in control will be conclusively deemed to constitute good reason.

The executive officer’s severance payments and benefits under the Executive Agreements consist of:

•

in addition to any accrued compensation payable as of termination of employment, a lump-sum cash payment equal to three times (or, in the case of Messrs. Kimble and Benhase, two and one-half times, and in the case of Mr. Nelson, two times) the officer’s highest base annual salary;

•

in addition to any interim award that Huntington owes under the Management Incentive plan, a lump-sum cash payment equal to three times (or, in the case of Messrs. Kimble and Benhase, two and one-half times and in the case of Mr. Nelson, two times) the greater of the target annual incentive award for the executive’s incentive group for the calendar year during which the change in control occurs or the calendar year immediately preceding the year during which the change in control occurs;

•

in addition to any prorated long-term incentive award that Huntington owes under the long-term incentive plan program, a lump sum cash payment equal to the greater of the target long-term incentive plan award for the executive’s incentive group for the most recent performance cycle during which the change in control occurs or the performance cycle immediately preceding the most recent performance cycle during which the change in control occurs;

•

thirty-six months (or, in the case of Mr. Nelson, twenty-four months) of continued insurance benefits, provided that for Mr. Hoaglin, to the extent any employment agreement with Huntington provides the executive officer with greater health care benefits or with health care benefits for a longer period of time, then the employment agreement supersedes the Executive Agreement;

•	thirty-six months (or, in the case of Mr. Nelson, twenty-four months) of additional service credited for purposes of retirement benefits; and

•	all fees for outplacement services for the executive up to a maximum amount equal to 15% of the executive’s annual base salary plus reimbursement for job search travel expenses up to $5,000;

•	stock, stock options, restricted stock, RSUs and other awards under Huntington’s stock and incentive plans become exercisable according to the terms of the plans; and

•	such other benefits that the executive was otherwise entitled to including perquisites, benefits, and service credit for benefits.

Each Executive Agreement also provides that Huntington will pay the executive officer such amounts as would be necessary to compensate such officer for any excise tax paid or incurred due to any severance payment or other benefit provided under the Executive Agreement, referred to as a tax gross-up. However, if the severance payments and benefits to Messrs. Kimble and Nelson and Benhase would be subject to any excise tax, but would not be subject to such tax if the total of such payments and benefits were reduced by 10% or less, then such payments and benefits will be reduced by the minimum amount necessary (not to exceed 10% of such payments and benefits) so that Huntington will not have to pay an excess severance payment and Messrs. Kimble and Nelson and Benhase will not be subject to an excise tax.

The Executive Agreements provide that, for a period of five years after any termination of the executive officer’s employment, Huntington will provide the executive officer with coverage under a standard directors’ and officers’ liability insurance policy at its expense, and will indemnify, hold harmless, and defend the officer to the fullest extent permitted under Maryland law against all expenses and liabilities reasonably incurred by the officer in connection with or arising out of any action, suit, or proceeding in which he may be involved by reason of having been a director or officer of Huntington or any subsidiary.

Huntington must pay the cost of counsel (legal and accounting) for an executive officer in the event such officer is required to enforce any of the rights granted under his Executive Agreement. In addition, the executive officer is entitled to prejudgment interest on any amounts found to be due in connection with any action taken to enforce such officer’s rights under the Executive Agreement at a rate equal to the prime commercial rate of The Huntington National Bank or its successor in effect from time to time plus 4%.

As a condition to receiving the payments and benefits under the Executive Agreements, the executive officer will be required to execute a release in the form determined by Huntington. Severance benefits payable in a lump sum will be paid not later than 45 business days following the date the executive’s employment terminates. The Executive Agreements are in effect through December 31, 2007 and are subject to automatic one-year renewals and to an extension for thirty-six months after any month in which a change of control occurs. An Executive Agreement will terminate if the employment of the executive officer terminates other than under circumstances which trigger the severance benefits.

The estimated payments and benefits that would be paid in the event each named executive officer is entitled to benefits under his or her Executive Agreement are set forth below. For purposes of quantifying these benefits, Huntington assumed that a change in control occurred on December 31, 2006 and that the executive officer’s employment was terminated on that date without cause. The closing price of a share of Huntington common stock on that date was $23.75.

Executive	Multiple of salary and target bonus(1)	Interim Award Owed(2)	Long-Term Incentive Compensation(3)	Health and Life Insurance(4)	Accelerated Vesting of SERP(5)	Additional Service Credit under SERP(6)	Perquisite Value(7)	Accelerated Equity Awards(8)	Preliminary CIC Value(9)
Hoaglin	$5,190,000	$865,000	$810,938	$20,910	$—	$522,144	$134,750	$1,068,720	$8,612,462
Kimble	1,406,250	187,500	281,250	24,525	18,329	82,790	61,250	173,091	2,234,985
Nelson	1,110,000	185,000	277,500	17,890	17,468	51,372	60,500	173,789	1,893,519
Benhase	1,188,750	158,500	237,750	29,183	—	70,445	52,550	189,420	1,926,597

(1)	Payable in a lump sum.
(2)	Target amount of annual cash incentive award for 2006 under the Management Incentive Plan, earned but not yet paid as of December 31, 2006. Payable in a lump sum.
(3)	Prorated value of all long-term incentive plan performance cycles at December 31, 2006 plus one time the target amount.
(4)	Cost of continuation of health and life insurance coverage.
(5)	Value of accelerated vesting of retirement benefit under SERP.
(6)	Value of additional years of service credited under SERP.
(7)	Includes the maximum amount of outplacement assistance and travel expense reimbursement.
(8)	Value of accelerated vesting of stock options and RSUs.
(9)	Preliminary change in control value equal to the total of all payments and values in the table.

The table below illustrates the calculation of the tax gross-up amount and the final change in control value.

Executive	Preliminary CIC Value(1)	Base(2)	Safe Harbor Amount(3)	Excess parachute Payment Subject to Excise Tax(4)	Excise Tax(5)	Gross-Up Amount(6)	Final CIC Value(7)
Hoaglin	$8,612,462	$1,327,442	$3,982,326	$7,285,020	$1,457,004	$3,972,203	$12,584,665
Kimble	2,234,985	448,343	1,345,028	1,786,642	357,328	974,178	3,209,162
Nelson	1,893,519	473,911	1,421,734	1,419,607	283,921	774,050	2,667,659
Benhase	1,926,597	445,408	1,336,225	1,481,189	296,238	807,628	2,734,225

(1)	Total from table above.
(2)	Average gross income as determined pursuant to Code Section 280(G).
(3)	Minimum parachute amount payable at which the excise tax under Code Section 4999 will be triggered.
(4)	If the preliminary change in control value is greater than the safe harbor amount, the amount greater than the base amount is subject to excise tax.
(5)	The excise tax is equal to 20% of the amount subject to excise tax.
(6)	The gross-up amount includes the excise tax, plus the effect of federal income taxes (at the rate of 35%), state income taxes (at the rate of 6.87%) and FICA-HI taxes (at the rate of 1.45%) on the excise tax. This amount is payable in a lump sum.
(7)	The total value of the change in control payments and benefits.

Agreements with Mr. Baldwin

Huntington and Mr. Baldwin entered into a Severance Agreement, Release and Waiver of All Claims, referred to as the Severance Agreement, and an Addendum to Stock Options Agreement in connection with Mr. Baldwin’s separation of employment effective December 31, 2006.

Severance Agreement

Pursuant to the Severance Agreement Mr. Baldwin will receive the following payments and benefits, minus all applicable and required taxes, deductions and withholdings:

•	A one-time lump sum severance amount of $500,000, equal to one year’s salary.

•	Consideration for an award under the 2004 - 2006 cycle of the Long-Term Incentive Plan provided awards for the 2004 - 2006 cycle are paid to active eligible associates.

•	An amount equal to $104,167, as a pro-rated incentive payment under the 2005 - 2007 cycle of the Long-Term Incentive Plan.

•	Consideration for a Management Incentive Plan bonus payment for 2006, provided awards are paid to active eligible associates.

•	Compensation for tax and financial planning services incurred in 2007 of $10,000.

•	Additional years of service under Huntington’s Supplemental Retirement Income Plan of 1.33 years.

Huntington will issue payment to Mr. Baldwin for his severance payments as soon as administratively feasible after July 1, 2007. As reported in the table of Summary Compensation, the Compensation Committee approved for Mr. Baldwin a Management Incentive Plan bonus payment for 2006 in the amount of $371,325. Mr. Baldwin did not receive an award under the 2004-2006 cycle of the Long-Term Incentive Plan as no awards were paid for that cycle. The impact of the additional years of service credited under Huntington’s Supplemental Retirement Income Plan is detailed in the footnotes to the table of Pension Benefits above.

In exchange for the payments under the Severance Agreement, Mr. Baldwin gave Huntington a release of all claims. Mr. Baldwin agreed to a one-year non-solicitation agreement and a one-year non-compete agreement within a fifty-mile radius. Mr. Baldwin further acknowledged and agreed to continuing obligations under Huntington’s trade secret and confidentiality policies, and promised not to make any disparaging remarks at any time to anyone about Huntington, and to refrain from any conduct, activity or conversation that is intended to or does interfere with or disparage the relationships between Huntington and its employees, customers, suppliers or others.

Mr. Baldwin agreed that, except as set forth in the Severance Agreement and the Addendum to Stock Options Agreement, he would not be entitled to receive any other payments or compensation from Huntington. Mr. Baldwin further acknowledged that his Executive Agreement was revoked and terminated.

Addendum to Stock Options Agreement

When Mr. Baldwin terminated his service with Huntington he had outstanding stock options under Huntington’s 2001 Stock and Long-Term Incentive Plan and 2004 Stock and Long-Term Incentive Plan, referred to collectively as the Stock Plans. The Compensation Committee, in its discretion as provided under the Stock Plans, specified that Mr. Baldwin’s termination of employment would be a “Retirement” for purposes of the Stock Plans. The result of the action is that each outstanding option will continue to be outstanding and exercisable following termination as provided in the Addendum. If this action had not been taken, Mr. Baldwin would have had a significantly reduced amount of time in which to exercise his options. The action resulted in an increase in the fair value of the stock options under FAS 123R, as disclosed in the table of Grants of Plan-Based Awards on page 131. This increase in fair value was recorded as a severance expense in the fourth quarter of 2006. To avoid the Compensation Committee’s action resulting in deferred compensation subject to Section 409A of the Internal Revenue Code, Huntington obtained Mr. Baldwin’s agreement to a more restrictive exercise schedule for the stock options pursuant to an Addendum to Stock Options Agreements, referred to as the Addendum. Under the Addendum, Mr. Baldwin must exercise each of his options only in certain specified years. The options must be exercised during the year specified or forfeited. In all cases no options are exercisable beyond their original expiration dates. Huntington has agreed to indemnify Mr. Baldwin for any additional taxes, including penalties and interest that he may incur under Code Section 409A.

Mr. Hoaglin’s Employment Agreement

The terms of Mr. Hoaglin’s current employment agreement provide for payments following termination of employment under circumstances other than a change in control. The employment agreement has been renewed for a second three-year term and is in effect until February 14, 2010, however, if the merger with Sky is completed, the employment agreement described below will be replaced by the new employment agreement described on page 58.

Huntington may terminate Mr. Hoaglin’s employment agreement in the event Mr. Hoaglin becomes disabled, which disability continues for more than six consecutive months during a twelve-month period. In such event, in addition to any other benefits to which he would be entitled, Huntington will be obligated to pay an amount equal to two-thirds of his base salary from the date of termination, less any benefits he receives from any of Huntington’s disability insurance programs, until the earlier of termination of the disability or the end of the then current three-year term. Mr. Hoaglin’s compensation and benefits would be reinstated in full upon his return to employment. Two-thirds of Mr. Hoaglin’s base salary from a termination date of December 31, 2006 through the end of the renewal term, February 14, 2010, totals $1,796,538.

In the event Mr. Hoaglin’s employment is terminated by Huntington without cause, Mr. Hoaglin will be entitled to his minimum base salary, awards under the incentive compensation plans at not less than target levels, plus retirement and fringe benefits until the end of the then current three-year term or for two years after such termination, whichever period is longer. Mr. Hoaglin will be entitled to the same severance package if he were to terminate the agreement during the initial term for good reason. Good reason means the withholding from Mr. Hoaglin of authority, duties, responsibilities, and status consistent with his position, the removal of Mr. Hoaglin from the board of directors of Huntington, or breach of the agreement by Huntington. Payments of base salary and target awards under incentive compensation plans from December 31, 2006 through February 14, 2010, plus three years of additional credited service for purposes of Huntington’s retirement plans total $6,960,681.

In the event of Mr. Hoaglin’s death during the term of the agreement, in addition to any other benefits to which any person would be entitled upon his death, Mr. Hoaglin’s base salary will continue to be paid to his beneficiary for six months following the date of death. Any incentive compensation to which he would have been entitled will also be paid to his beneficiary. Six months of base salary following termination on December 31, 2006 totals $432,500.

The employment agreement does not provide for any payments following termination of Mr. Hoaglin’s employment for cause other than compensation earned under incentive compensation plans as of the date of termination. If Mr. Hoaglin voluntarily terminates his employment without good reason or without a change in control of Huntington, he will cease to receive compensation as of the date of termination except for amounts he is then entitled to under the incentive compensation plans. In the event that Huntington undergoes a change of control, Mr. Hoaglin will be entitled to the benefits set forth in his Executive Agreement as described above.

If Mr. Hoaglin’s employment is terminated for any reason other than for cause, Huntington will provide Mr. Hoaglin and his spouse health insurance coverage comparable to the coverage provided during employment until the earlier of such time as Mr. Hoaglin is entitled to health care coverage under another employer’s plan, Mr. Hoaglin is eligible for Medicare or other comparable program, or he is entitled to health care insurance pursuant to any health care insurance plan provided by Huntington to retired employees. Assuming termination as of December 31, 2006, the present value of continued health insurance coverage for Mr. Hoaglin and his spouse, until each reaches age 65 and becomes eligible for Medicare, is estimated to be $57,700 for Mr. Hoaglin and $77,600 for his spouse.

DIRECTOR COMPENSATION

2006

Name(1)	Fees Earned or Paid in Cash (2)	Stock Awards (3)	Option Awards (4)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Raymond. J. Biggs	$53,250	$46,680	—	—	—	—	$99,930
Don M. Casto III	72,625	46,680	—	—	—	—	119,305
Michael J. Endres	55,250	46,680	—	—	—	—	101,930
John B. Gerlach, Jr.	68,375	46,680	—	—	—	—	115,055
Karen A. Holbrook	62,125	46,680	—	—	—	—	108,805
David P. Lauer	71,625	46,680	—	—	—	—	118,305
Wm. J. Lhota	60,875	46,680	—	—	—	—	107,555
Gene E. Little	41,750	46,680	—	—	—	—	88,430
David L. Porteous	61,750	46,680	—	—	—	—	108,430
Kathleen H. Ransier	61,000	46,680	—	—	—	—	107,680
Robert H. Schottenstein	11,000	—	—	—	—	—	11,000

(1)	Mr. Little became a director on April 20, 2006. Mr. Schottenstein served as a director until April 20, 2006.
(2)	Fees earned or paid consist of retainer and meeting fees. Amounts reported include amounts deferred under the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors described below.

(3)	Grants of 2,000 deferred stock units were made to each director on July 18, 2006 under the 2004 Stock and Long-Term Incentive Plan. These awards were immediately vested and are payable six months following separation from service. This column reflects the dollar amount recognized for financial statement reporting purposes for these grants with respect to 2006 in accordance with FAS 123R. This amount is the same as the grant date fair value and was determined by multiplying the number of units by the fair market value (computed as the average of the high and low) on the date of grant, $23.34. Dividends will be accumulated and paid when the shares are released. None of the directors had any other stock awards, other than stock options, outstanding as of December 31, 2006.
(4)	The directors did not receive stock options in 2006. Each director had stock option awards outstanding as of December 31, 2006 as follows:

Name	Shares Subject to Option (#)
Raymond. J. Biggs	25,000
Don M. Casto III	71,126
Michael J. Endres	25,000
John B. Gerlach, Jr.	58,615
Karen A. Holbrook	17,500
David P. Lauer	25,000
Wm. J. Lhota	72,590
Gene E. Little	—
David L. Porteous	17,500
Kathleen H. Ransier	25,000
Robert H. Schottenstein	32,020

Huntington compensates non-employee directors for their services as directors with retainer fees and meeting fees. Huntington pays each director an annual retainer of $35,000, payable in four equal quarterly installments. Huntington pays an additional annual retainer of $12,500 to the chairman of the Audit Committee, $5,000 to the chairman of the Executive Committee and $7,500 to the chairmen of all other standing committees of the board of directors, also payable in quarterly installments. In addition, Huntington pays meeting fees at the standard rate of $1,500 for each board of directors or committee meeting the director attends; $2,500 for Audit Committee meetings and $750 for each special, teleconference board of directors or committee meeting in which the director participates.

A director may defer all or any portion of the cash compensation otherwise payable to the director if he or she elects to participate in the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors. The plan allows the members of the board of directors to elect to defer receipt of all or a portion of the compensation payable to them in the future for services as directors. Huntington transfers cash equal to the compensation deferred pursuant to the plan to a trust fund where it is allocated to the accounts of the participating directors. The trustee of the plan has broad investment discretion over the trust fund and is authorized to invest in many forms of securities and other instruments, including Huntington common stock. During 2006, the trustee invested primarily in shares of Huntington common stock. As of December 31, 2006, the participating directors had account balances as set forth below.

Name	Account Balance at December 31, 2006
Raymond. J. Biggs	$245,291
Don M. Casto III	1,414,518
Michael J. Endres	190,523
John B. Gerlach, Jr.	463,533
Karen A. Holbrook	144,843
Wm. J. Lhota	154,237
Gene E. Little	41,163
David L. Porteous	221,512

A director’s account will be distributed either in a lump sum or in equal annual installments over a period of not more than ten years, as elected by each director. Distribution will commence upon the earlier of 30 days after the attainment of an age specified by the director at the time the deferral election was made, or within 30 days of the director’s termination as a director. All of the assets of the plan including the assets of the trust fund are subject to the claims of the creditors of Huntington. The rights of a director or his or her beneficiaries to any of the assets of the plan are no greater than the rights of an unsecured general creditor of Huntington. Directors who are also employees of Huntington do not receive compensation as directors and are not eligible to participate in this deferred compensation plan.

Huntington considers equity awards for non-employee directors on an annual basis in amounts determined at the discretion of the Compensation Committee. On July 18, 2006 Huntington granted each non-employee director deferred stock awards of 2000 units. These units vested immediately and will be released to the respective directors 6 months following separation from service. Huntington has previously granted stock options to the non-employee directors, from 1997 through 2005.

Proposal to Ratify the Appointment of Independent Registered Public Accounting Firm

The Audit Committee has again selected Deloitte & Touche LLP, an independent registered public accounting firm, and referred to as IRPAF, as Huntington’s IRPAF for 2007. Deloitte & Touche LLP has served as Huntington’s IRPAF since 2004. Although not required, shareholders are being asked to ratify the appointment of Deloitte & Touche LLP as IRPAF for Huntington for the year 2007. The Audit Committee will reconsider the appointment of Deloitte & Touche LLP if its selection is not ratified by the shareholders. Representatives of Deloitte & Touche LLP will be present at the annual meeting and will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Audit Fees. Audit fees are fees for professional services rendered for the audits of Huntington’s annual financial statements and internal control over financial reporting, review of the financial statements included in Forms 10-Q, and services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements. The aggregate audit fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2006 and December 31, 2005 were $1,506,508 and $1,476,898, respectively.

Audit-Related Fees. The aggregate fees billed by Deloitte & Touche LLP for audit-related services rendered for Huntington and its subsidiaries for the fiscal years ended December 31, 2006 and December 31, 2005 were $653,400 and $566,578, respectively. Audit related fees generally include fees for assurance services such as audits of subsidiaries and pension plans, compliance related to servicing of assets and service organization examinations.

Tax Fees. The aggregate fees billed by Deloitte & Touche LLP for tax-related services rendered for Huntington and its subsidiaries for the fiscal years ended December 31, 2006 and December 31, 2005 were $128,557 and $87,435, respectively. The tax-related services were all in the nature of tax compliance.

All Other Fees. For the fiscal years ended December 31, 2006 and December 31, 2005, Deloitte & Touche LLP did not bill Huntington and its subsidiaries for any other services.

The Audit Committee has a policy that it will pre-approve all audit and non-audit services provided by the IRPAF, and shall not engage the IRPAF to perform the specific non-audit services prohibited by law or regulation. Unless a type of service to be provided by Deloitte & Touche LLP has received general pre-approval, it will require specific pre-approval by the Audit Committee. The Audit Committee has given general pre-approval for specified audit, audit-related, tax and all other services. The terms of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different term. The Audit Committee will annually review and pre-approve the services that may be provided by Deloitte & Touche LLP without obtaining specific pre-approval from the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based upon subsequent determinations. Pre-approval fee levels for all services to be provided by Deloitte & Touche LLP are established annually by the Audit Committee. Any proposed services exceeding these levels will require specific pre-approval by the Audit Committee. The Audit Committee does not delegate its responsibilities to pre-approve services performed by Deloitte & Touche LLP to management. The Audit Committee may, however, delegate pre-approval authority to a member of its committee. The decisions of the member to whom pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee has delegated pre-approval authority to its chairman. All of the services covered by the fees disclosed above were pre-approved by the Audit Committee or the chairman. The Audit Committee has considered and determined that the provision by Deloitte & Touche LLP of services described above is compatible with maintaining Deloitte & Touche LLP’s independence.

The Huntington board of directors recommends a vote FOR the ratification of the appointment of Deloitte & Touche LLP.

Executive Officers of Huntington

Each executive officer of Huntington is listed below, together with a statement of the business experience of that officer during at least the last five years. Executive officers are elected annually by the board of directors and serve at its pleasure.

THOMAS E. HOAGLIN, age 57, has served as Chief Executive Officer and President for both Huntington and The Huntington National Bank since February 2001, and as Chairman of the Board for both since August 2001. Prior to joining Huntington, Mr. Hoaglin served as Vice Chairman of AmSouth Bancorporation from February 2000 to August 2000. Mr. Hoaglin served as an officer in various positions during his 26-year career at Bank One Corporation until March 1999, including as Executive Vice President of Private Banking from October 1998 to March 1999, as Chairman and Chief Executive Officer of Banc One Services Corp. from June 1997 to October 1998, as Chairman of Project One from January 1996 to December 1998, as Chairman and Chief Executive Officer of Bank One Ohio Corporation from 1992 to 1995, and as President and Chief Operating Officer of Bank One Texas from 1989 to 1992.

DANIEL B. BENHASE, age 47, has served as Senior Executive Vice President of The Huntington National Bank since February 2005, as Senior Trust Officer since April 2002 and has managed the Bank’s Private Financial Group since June 2000. Mr. Benhase served as Executive Vice President of The Huntington National Bank from June 2000 to February 2005. Prior to joining Huntington, Mr. Benhase served as Executive Vice President for Firstar Corporation from 1994 to June 2000, and as Executive Vice President for Firstar Bank, N.A. from 1992 to 1994 where he was responsible for managing trust, investment management, private banking and brokerage activities.

RICHARD A. CHEAP, age 55, has served as General Counsel and Secretary for Huntington and as Executive Vice President, General Counsel, Secretary and Cashier of The Huntington National Bank since May 1998. Mr. Cheap has also served as a vice president and a director since April 2001, and as Secretary from April 2001 to December 2001, of Huntington Preferred Capital, Inc. Prior to joining Huntington, Mr. Cheap practiced law with the law firm of Porter, Wright, Morris & Arthur LLP, Columbus, Ohio, from 1981, and as a partner from 1987 to May 1998. While with Porter, Wright, Morris & Arthur LLP, Mr. Cheap represented Huntington in a variety of matters, including acting as lead attorney in negotiating the terms and documentation of most of Huntington’s bank acquisitions during the preceding nine years.

DONALD R. KIMBLE, age 47, has served as Chief Financial Officer for Huntington since August 2004. Mr. Kimble joined Huntington in June 2004 as Executive Vice President of Finance Administration. Mr. Kimble served as Controller from August 2004 to July 2006. Mr. Kimble has also served as President and a director of Huntington Preferred Capital, Inc. since August 2004. Prior to joining Huntington, Mr. Kimble served as Executive Vice President and Controller for AmSouth Bancorporation from December 2000 to June 2004, and previously held various accounting and subsidiary chief financial officer positions with Bank One Corporation from July 1987 to December 2000.

MARY W. NAVARRO, age 51, has served as Regional Banking Group President since April 2006 and as Senior Executive Vice President of The Huntington National Bank since February 2005 and has managed the retail banking line of business since June 2002 when she joined the Bank as Executive Vice President. Ms. Navarro also served as interim director of Human Resources for Huntington from September 2004 to February 2005. Prior to joining Huntington, Ms. Navarro served as Executive Vice President and Eastern Region Retail Manager for Bank One Corp. from 1996 to May 2002. Ms. Navarro served Bank One Corporation in various capacities from January 1986 and held many senior leadership positions including Small Business National Sales Manager, National Retail Business Credit Delivery Manager, Regional Business Banking Sales Manager, and Commercial Banking Manager.

JAMES W. NELSON, age 47, has served as Executive Vice President and Chief Risk Officer for Huntington since joining the company in November 2004 and is responsible for risk oversight across the company. Prior to joining Huntington, Mr. Nelson spent 17 years with the Federal Reserve Bank of Chicago in various capacities, most recently as Senior Vice President, Supervision and Regulation, from August 2002 to October 2004. In this capacity he directed the supervision of more than 1,000 bank holding companies, state member banks and U.S. foreign branches. He also served as chair of the Federal Reserve’s Regional Banking Organization Subcommittee and as a member of the Basel Implementation Council and of the Federal Reserve’s Strategic Planning Steering Committee.

NICHOLAS G. STANUTZ, age 52, has served as Senior Executive Vice President since February 2005 and as Group Manager for Dealer Sales since June 1999 for The Huntington National Bank. Mr. Stanutz served as Executive Vice President of The Huntington National Bank from June 1999 to February 2005. Prior thereto, Mr. Stanutz served as Senior Vice President from May 1986 to June 1999, as Product Manager for automobile financing from June 1994 to June 1999, and as Indiana Dealer Sales Manager from May 1986 to June 1994.

Involvement in Certain Legal Proceedings

On June 2, 2005, Huntington announced that the SEC approved the settlement of its previously announced formal investigation into certain financial accounting matters relating to fiscal years 2002 and earlier and certain related disclosure matters. As a part of the settlement, the SEC instituted a cease and desist administrative proceeding and entered a cease and desist order and also filed a civil action in federal district court pursuant to which, without admitting or denying the allegations in the complaint, Huntington, its former chief financial officer, its former controller and Mr. Hoaglin consented to pay civil money penalties. Huntington consented to pay a penalty of $7.5 million. Without admitting or denying the charges in the administrative proceeding, Huntington and the individuals each agreed to cease and desist from committing and/or causing the violations charged as well as any future violations of these provisions. Additionally, Mr. Hoaglin agreed to pay disgorgement, pre-judgment interest and penalties in the amount of $667,609. Each of the former chief financial officer and the former controller also agreed to pay amounts consisting of disgorgement, pre-judgment interest and penalties and also consented to certain other non-monetary penalties.

Proposal to Approve the 2007 Stock and Long-Term Incentive Plan

Huntington is asking shareholders to vote to approve the 2007 Stock and Long-Term Incentive Plan, referred to as the 2007 Plan. The 2007 Plan was adopted by the board of directors effective for long-term performance award cycles beginning on or after January 1, 2007, and for grants of stock options, restricted stock, RSUs, stock appreciation rights and deferred stock on or after approval by Huntington’s shareholders at the annual meeting. The 2007 Plan was designed to replace, for future awards, Huntington’s existing 2004 Stock and Long-Term Incentive Plan, referred to as the 2004 Plan, which was approved by Huntington’s shareholders in 2004. With respect to long-term performance awards, there are two long-term incentive award cycles that have commenced under the 2004 Plan but are not yet completed (the 2005 - 2007 cycle and the 2006 - 2008 cycle). If the 2007 Plan is approved by shareholders, any long-term performance awards for the 2005 - 2007 cycle and the 2006 - 2008 cycle will be paid out of the shares authorized for the 2007 Plan. If shareholder approval is not obtained for the 2007 Plan at this annual meeting, no awards of any kind will be made under the 2007 Plan.

The information about the 2007 Plan that follows describes, among other things, the material provisions of the 2007 Plan document. This information is subject to, and qualified in its entirety by reference to, the 2007 Plan document, which is attached to this joint proxy statement/prospectus as Appendix G. We urge you to carefully read the 2007 Plan document in its entirety.

The Compensation Committee of the board of directors has worked with compensation consultants to review the role of long-term incentive compensation and equity compensation as part of Huntington’s overall total compensation package. After reviewing its total compensation package, Huntington believes that its equity based compensation plans, including the 2004 Plan, have made a significant contribution to its success in attracting and retaining key employees and directors. One reason is that awards under the 2004 Plan were designed to establish a link between compensation and performance. For example, stock options provide value only to the extent Huntington’s stock price appreciates. RSUs and long-term performance awards require the attainment of specified performance goals as a condition to payment. Huntington believes that these and other awards under the 2004 Plan provided significant motivation to executive officers and directors to maximize shareholder value. Further, the changing accounting, tax and regulatory environment may cause Huntington to reduce its reliance on stock options as a compensation vehicle in future years. For example, RSUs now have the same accounting treatment as stock options. Also, if participants elect to defer payment of their RSUs, and the deferral complies with Code Section 409A, the RSUs are taxed at distribution. This tax treatment may be advantageous to Huntington because allowing participants to delay payment (and taxation) of their RSUs past their vesting date could encourage participants to create more long-term value to Huntington.

Accordingly, Huntington believes that the 2007 Plan should provide the same types of awards that are available under the 2004 Plan. The ability to provide these types of awards under the 2007 Plan will provide Huntington with the flexibility to apply the most appropriate compensation vehicle to meet Huntington’s needs over the duration of the 2007 Plan. The 2007 Plan authorizes 9,000,000 shares. The 2007 Plan is being submitted to the shareholders for approval in order to comply with the applicable requirements of the Nasdaq Stock Market and to qualify certain awards made to certain officers as deductible for federal income tax purposes under Code Section 162(m). Shareholder approval is also necessary under the federal income tax rules with respect to the qualification of incentive stock options.

The 2007 Plan is substantially similar to the 2004 Plan and incorporates key corporate governance practices:

•	The option price of any option and the exercise price of any stock appreciation right may not be altered or repriced without shareholder approval;

•	Limits are imposed on the use of “whole share” grants/awards (that is, awards other than options and stock appreciation rights);

•	Stock options and stock appreciation rights must be granted at not less than 100% of the fair market value on the date of grant;

•	The structure of the plan facilitates compliance with Code Section 162(m);

•	“Liberal share counting” is not permitted – only shares subject to an award that terminates, expires or lapses may be made available for future awards;

•	Performance goals may be imposed on any grants as deemed appropriate by the Compensation Committee; and

•	Forfeiture provisions enable the Compensation Committee to cancel awards and/or to require payback of any gains/awards which are tainted by misconduct of the participant.

Shares Authorized for the 2007 Plan

The 2007 Plan reserves for issuance a maximum aggregate amount of 9,000,000 shares of Huntington’s common stock. This amount would include approximately 3,800,000 shares of common stock previously authorized and approved for issuance under the 2004 Plan that are not subject to outstanding awards and remain available for the issuance of additional awards. If the 2007 Plan is approved by the shareholders, no further grants of stock options or restricted stock will be made, and no further long-term incentive award performance cycles will commence, under the 2004 Plan and these remaining shares will be made available to the 2007 Plan. Accordingly, the number of additional shares to be reserved beyond the shares previously authorized and available is 5,200,000. This amount is equal to approximately 2.21% of Huntington’s shares outstanding as of December 31, 2006. The market value of the 9,000,000 shares of Huntington’s common stock to be subject to the 2007 Plan was approximately $213,750,000 on December 31, 2006. Any shares issued under the 2007 Plan may be authorized and unissued shares, shares purchased in the open market or shares held in treasury stock.

No more than 50% of the shares authorized for the 2007 Plan may be used for restricted stock awards, awards of RSUs, awards of deferred stock and long-term performance awards. No awards may be made on or after December 31, 2016. The shares authorized for issuance under the 2007 Plan and the number of shares subject to any specific award are subject to adjustment for stock dividends, stock splits, spin offs, mergers or other reorganizations as necessary to prevent dilution or enlargement of participants’ rights. Any shares that are subject to an award that terminates, expires or lapses for any reason will be available for future grants of awards. Further, unless otherwise required by applicable law or regulation, any shares granted through the assumption of or in substitution for outstanding awards granted by a company that is merged, consolidated with or acquired by Huntington will not be subject to the share limitations of the 2007 Plan.

Objectives of the 2007 Plan

The 2007 Plan is designed to provide Huntington flexibility in its ability to motivate, attract and retain the services of participants who make significant contributions to Huntington’s success and creation of shareholder value. Additional objectives of the 2007 Plan are to:

•

help optimize the profitability and growth of Huntington through stock-based incentives which are consistent with Huntington’s objectives and which link the interests of the participants to those of the shareholders;

•	induce participants to strive for the highest level of performance;

•	promote teamwork; and

•	allow participants to share in Huntington’s success

Administration

The Compensation Committee of the board of directors will administer the 2007 Plan. For purposes of granting, administering and certifying awards to those the Compensation Committee designates as covered officers the Compensation Committee or any sub-committee acting on its behalf will be composed of 2 or more members of the board of directors each of whom is an “outside director” within the meaning of Code Section 162(m) and a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act. Any Compensation Committee member who is not an “outside director” within the meaning of Code Section 162(m) will abstain from participating in any decision to grant, administer or certify awards to covered officers.

Eligibility

Persons eligible to participate in the 2007 Plan are any employee and any non-employee director of Huntington or its subsidiaries. As of December 31, 2006, Huntington and its subsidiaries had 8,390 active employees and 10 non-employee directors who could be eligible to participate in the 2007 Plan. Participants are selected by the Compensation Committee, which also administers the 2007 Plan. Employees are eligible to receive all types of awards under the 2007 Plan, while non-employee directors are only eligible to receive non-qualified stock options, restricted stock awards, RSUs and deferred stock awards.

Types of Awards

The Compensation Committee will select the participants in the plan, determine the sizes and types of awards, and determine the terms and conditions of awards. As stated above, the Compensation Committee may from time to time grant stock options, shares of restricted stock, RSUs, stock appreciation rights, deferred stock awards and long-term performance awards. Each award will be evidenced by a written award agreement setting forth the applicable terms and provisions.

Stock Options. Grants of stock options are subject to the following restrictions and limitations:

•

Options for no more than 4,000,000 shares may be awarded under the 2007 Plan to any participant over any five-year period. Any shares subject to an award of stock appreciation rights to a participant during the same five-year period will count toward this limitation.

•

The Compensation Committee may not grant an option to a participant if the sum of the number of shares then subject to all options held by such participant plus the shares then owned or deemed to be owned under the Code by such participant would constitute more than 10% of the total combined voting power of all classes of stock of Huntington.

•	The Compensation Committee may not grant incentive stock options to any non-employee director.

•

The Compensation Committee may not grant incentive stock options to any employee if the aggregate fair market value of shares underlying all incentive stock options granted under any of Huntington’s plans exercisable for the first time by such employee during any calendar year exceeds $100,000. Any excess will be deemed a non-qualified stock option.

•

The option price for each grant must be at least 100% of the fair market value of a share of Huntington common stock on the date the option is granted. Generally, the fair market value of a share on any given date will be the closing price for which a share was sold on the Nasdaq Stock Market on that date.

•	No option may be exercisable on or after the tenth anniversary date of its grant.

Reload options are not permitted under the 2007 Plan.

Each stock option agreement will specify the date of grant, the option price, the number of shares to which the option relates, whether the option is intended to be an incentive stock option or a non-qualified stock option, the duration of the option, any time-based vesting restrictions, and any other provision determined by the Compensation Committee.

Upon exercise of an option, the participant must pay the full exercise price:

•	by tendering either, or a combination of, cash and/or previously acquired shares that have been held for six months;

•	through a broker-facilitated cashless exercise procedure acceptable to the Compensation Committee; or

•	by any other means which the Compensation Committee determines to be consistent with the plan’s purpose and applicable law.

If shares acquired upon exercise of incentive stock options are disposed of by a participant prior to either two years from the date of grant or one year from the date of exercise, or otherwise in a “disqualifying disposition” under the Code, the participant must notify Huntington in writing. Further, in such event, the participant will also cooperate with respect to any tax withholding obligations resulting from such disqualifying disposition.

The transfer of stock options is limited. In general, no stock option granted under the 2007 Plan may be sold, transferred, pledged, assigned, or otherwise alienated, other than by will or by the laws of descent and distribution.

Except as otherwise provided in an award agreement or determined by the Compensation Committee, upon termination of employment for any reason other than death, retirement or change in control, the participant’s rights under each then outstanding unvested option shall be forfeited and any vested option shall terminate upon the earlier of the expiration date of the option or 60 days after the participant’s termination of employment, unless such termination of employment was for cause. If the employment is terminated for cause, the rights under each outstanding option granted to the participant terminate immediately. In the event a participant retires under one of the Huntington’s retirement plans, or is determined to be so retired by the Compensation Committee, each of such participant’s then outstanding unvested options will be forfeited and any vested option will continue to be exercisable in accordance with their terms until the expiration date of such options. Each then outstanding vested incentive stock option not exercised within three months of a participant’s retirement will automatically convert to a non-qualified stock option. If a participant dies while employed or after retirement, his or her options become exercisable in full and may be exercised by the participant’s executor or beneficiaries until the earlier of the expiration date of such options or 13 months from the date of the participant’s death. In addition, the Compensation Committee has the authority to include such other termination provisions in stock option agreements which it deems advisable. These provisions need not be uniform among all participants and may reflect distinctions based upon the reason for termination of employment.

Outstanding options granted to a non-employee director terminate no later than 13 months after the date such non-employee director ceases to be a director for any reason other than retirement, death or a change in control. Upon the retirement of a non-employee director, his or her options become exercisable in full and may be exercised until their expiration date In the event of the non-employee director’s death while serving as a non-employee director, or death after retirement as a non-employee director, all such outstanding options granted to the non-employee director will become exercisable in full, and the executor or administrator of such non-employee director’s estate or a person or persons who have acquired the options directly from such non-employee director by bequest, inheritance or by reason of written designation as a beneficiary on a form proscribed by Huntington, will have until the expiration dates of such options or 13 months after the non-employee director’s date of death, whichever first occurs, to exercise such options.

Restricted Stock Awards. Each restricted stock agreement will specify the number of restricted shares granted, the period of restriction, and such other provisions as the Compensation Committee may determine. Other restrictions the Compensation Committee may impose include a stipulated purchase price, restrictions based upon achievement of specific performance objectives (corporate wide, business and/or individual), qualifying performance criteria, a performance cycle, any time-based restrictions, and/or any restrictions under applicable federal or state securities laws. If the period of restriction is based on the passage of time, the period of restriction, unless waived by the Compensation Committee, will be not less than six months from the date of grant.

Certificates representing shares of restricted stock will be retained in Huntington’s possession until such time as the Compensation Committee determines that all conditions and/or restrictions applicable to such shares have been satisfied. At the Compensation Committee’s discretion, during the period of restriction, participants may exercise full voting rights with respect to the restricted shares and may be credited with regular cash dividends paid on such shares. Such dividends may be paid currently, accrued as contingent cash obligations, or converted into additional shares of restricted stock, upon such terms as the Compensation Committee establishes. Shares of restricted stock will become freely transferable by the participant after the last day of the applicable period of restriction. The maximum aggregate cash equivalent value of shares of restricted stock that may be awarded to a participant for any calendar year will be $4,000,000. The cash equivalent value of any awards of RSUs and/or deferred stock awarded to such participant for such calendar year will count toward this limitation.

RSUs. Each agreement for restricted stock units, or RSUs, will specify the number of RSUs granted, the form of payment of the RSU, the period of restriction and such other provisions as the Compensation Committee may determine. Other restrictions the Compensation Committee may impose include a stipulated purchase price, restrictions based upon achievement of specific performance objectives (corporate wide, business and/or individual), qualifying performance criteria, a performance cycle, time-based restrictions and/or any restrictions under applicable federal or state securities laws. If the period of restriction is based on the passage of time, the period of restriction, unless waived by the Compensation Committee, will be not less than six months from the date of grant.

During the period of restriction, participants holding RSUs may not exercise any voting rights and will not be entitled to any dividends or dividend equivalents with respect to the RSUs, unless otherwise determined by the Compensation Committee in its discretion. Participants have no right to transfer any rights with respect to RSUs during the period of restriction. The maximum aggregate cash equivalent value of an award of RSUs that may be awarded to a participant for any calendar year will be $4,000,000. The cash equivalent value of any awards of restricted stock and/or deferred stock awarded to such participant for such calendar year will count toward this limitation.

Stock Appreciation Rights. A SAR will represent a right to receive a payment in cash, shares, or a combination thereof, equal to the excess of the fair market value of a specified number of shares on the date the SAR is exercised over an amount which will be no less than the fair market value on the date the SAR was granted (or the option price for SARs granted in tandem with an option). Each SAR agreement will specify the exercise price, the duration of the stock appreciation right, the number of shares to which the rights pertain, the form of payment of the SAR upon exercise, whether the stock appreciation right is granted in tandem with the grant of a stock option or is freestanding, and such other provisions as the Compensation Committee may determine. SARs will be exercisable at such times and be subject to such restrictions and conditions as the Compensation Committee will approve and be set forth in the award agreement, which need not be the same for each grant or each participant. No SAR will be exercisable on or later than the tenth anniversary of the date of its grant.

SARs granted in tandem with the grant of a stock option may be exercised for all or part of the shares subject to the related option upon the surrender of the right to exercise the equivalent portion of the related option. SARs granted in tandem with the grant of a stock option may be exercised only with respect to the shares for which the related option is then exercisable.

With respect to SARs granted in tandem with an incentive stock option, such SAR will expire no later than the expiration of the underlying incentive stock option. In addition, the value of the payout with respect to such SARs may be for no more than 100% of the difference between the exercise price for the underlying option and the fair market value of the shares subject to the option at the time the stock appreciation right is exercised. SARs granted independently from the grant of a stock option may be exercised upon the terms and conditions stated in the applicable award agreement.

Award agreements for stock appreciation rights will set forth the extent to which the participant will have the right to exercise SARs following termination of employment. Such provisions will be determined in the sole discretion of the Compensation Committee and need not be uniform among all the SARs granted and may reflect distinctions based on the reasons for termination of employment. No SAR granted under the 2007 Plan may be sold, transferred, pledged, assigned, or otherwise alienated, other than by will or by the laws of descent and distribution, unless otherwise determined by the Compensation Committee in its discretion. SARs granted in tandem with an incentive stock option will be exercisable during the participant’s lifetime only by such participant. The maximum aggregate number of shares which may be subject to one or more SAR awards (whether settled in cash, shares, or a combination thereof) to a participant shall be 4,000,000 shares over any five-year period. Any shares subject to options awarded to such participant over the same five-year period will count toward this limitation.

Deferred Stock Awards. Each deferred stock grant or sale will constitute the agreement by Huntington to deliver shares to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the deferral periods as the Compensation Committee may specify. Each such grant or sale may be made without additional consideration or in consideration of a payment that is less than the fair market value of the shares on the date of grant. Each deferred stock agreement will specify the form of payment of the award and contain such terms and provisions, consistent with the 2007 Plan, as the Compensation Committee may approve. Each grant or sale of deferred stock will be subject to a deferral period of not less than one year, as determined by the Compensation Committee at the date of grant.

During the deferral period, the participant will have no rights of ownership in the shares of deferred stock and will have no right to vote them, unless otherwise determined by the Compensation Committee in its discretion. The Compensation Committee may, at or after the date of grant, authorize payment of dividend equivalents on any shares of deferred stock during the deferral period on either a current, deferred or contingent basis, either in cash or in additional shares. Participants have no right to transfer any rights with respect to the deferred stock during the deferral period. The maximum aggregate cash equivalent value of an award of shares of deferred stock that may be awarded to any participant for any calendar year will be $4,000,000. The cash equivalent value of any awards of restricted stock and/or RSUs awarded to such participant for such calendar year will count toward this limitation.

Long-Term Performance Awards. Long-term performance awards may be in the form of shares and/or cash in amounts and upon terms as determined by the Compensation Committee. The Compensation Committee will set performance objectives which, depending upon the extent to which they are met, will determine the number of shares and/or value of long-term performance awards that will be paid to a participant. The Compensation Committee will establish two-, three-, or four-year performance cycles for each award and may impose other conditions and restrictions, including restrictions based upon achievement of specific performance objectives (corporate wide, business and/or individual), qualifying performance criteria, any time-based restrictions or any restrictions under applicable federal or state securities laws.

After the end of a performance cycle, the participant will be entitled to receive payments of the amount of shares and/or cash earned by the participant over the performance cycle; provided, however, that except in the case of a change in control, the Compensation Committee has the discretion to reduce or eliminate an award that would otherwise be payable. Payment of awards will be made in the form of cash or in shares of common stock, or in a combination thereof which have an aggregate fair market value equal to the value of the earned award at the close of the cycle. The Compensation Committee may place restrictions on shares of common stock awarded. Except in the case of a change in control, a participant must remain employed by Huntington until the date of payment in order to be entitled to a payment of a long-term performance award unless the Compensation Committee, in its discretion, provides for a partial or full payment to a participant who is not employed at the time of payment.

No payment of a long-term performance award under the 2007 Plan for any specified cycle to a participant may exceed $4,000,000 in cash or its equivalent in shares. Long-term performance awards may not be sold, transferred, pledged, or otherwise alienated, other than by will or the laws of descent and distribution.

Code Section 162(m) Deduction Qualifications

Code Section 162(m) contains special rules regarding the federal income tax deductibility of compensation paid to Huntington’s chief executive officer and to each of the other four most highly compensated executive officers required to be named in the proxy statement. The general rule is that compensation paid to any of these specified executive officers will be deductible by Huntington only to the extent that it does not exceed $1,000,000 for a taxable year or qualifies as “performance-based” compensation under Code Section 162(m). The Compensation Committee will work to structure awards to comply with Code Section 162(m) unless the Compensation Committee determines that such compliance is not desirable with respect to any specified award.

Within 90 days of the beginning of each performance cycle, or such earlier or later date as may be permitted by Code Section 162(m), the Compensation Committee will designate those participants, referred to as covered officers, whose awards under the 2007 Plan will be calculated pursuant to the qualified performance-based compensation provisions of Code Section 162(m) and establish the “qualifying performance criteria” applicable to the performance cycle for each so designated covered officer. For purposes of the 2007 Plan, “qualifying performance criteria” will be any of the following performance criteria:

•	net income;

•	earnings per share;

•

return on equity, return on average equity or return on tangible common equity (defined as a ratio, the numerator of which is income before amortization of intangibles and the denominator of which is tangible common equity);

•	return on assets or return on average assets;

•	efficiency ratio determined as the ratio of total non-interest operating expenses (less amortization of intangibles) divided by total revenues (less net security gains);

•	non-interest income to total revenue ratio;

•	net interest margin;

•	revenues;

•	credit quality measures (including non-performing asset ratio, net charge-off ratio and reserve coverage on non-performing loans);

•	net operating profit;

•	loan growth;

•	deposit growth;

•	non-interest income growth;

•	total shareholder return;

•	market share;

•	productivity ratios;

•	interest income; and

•

other strategic milestones based on objective criteria established by the Compensation Committee, provided that with respect to covered officers, such strategic milestones must be approved by the shareholders prior to the payment of the award.

Qualifying performance criteria may be expressed in terms of (1) attaining a specified absolute level of the criteria, or (2) a percentage increase or decrease in the criteria compared to a pre-established target, previous years’ results, or a designated market index or comparison group, all as determined by the Compensation Committee. The qualifying performance criteria may be applied either to Huntington as a whole or to a business unit or subsidiary, as determined by the Compensation Committee. Qualifying performance criteria may be different for different Participants, as determined in the discretion of the Compensation Committee.

In determining whether a performance goal has been met, the Compensation Committee may include or exclude “extraordinary events” (as defined below), or any other objective events or occurrences of a similar nature in determining whether a performance goal based on the qualifying performance criteria has been achieved. Notwithstanding the above, the attainment of the performance goals and the determination of results for designated covered officers will be evaluated entirely on the qualifying performance criteria. Extraordinary events may only be considered in reducing an award that would otherwise be payable to a covered officer. Furthermore, the Compensation Committee does have the discretion to reduce or eliminate an award for any participant, including an award to a covered officer, based on the Compensation Committee’s evaluation of extraordinary events or other factors. Under no circumstances may the Compensation Committee increase an award paid to any designated covered officer above the amount which was determined based upon the covered officer’s pre-established performance goals for the applicable performance cycle. Awards may be paid to covered officers only after the Compensation Committee has certified in writing that the performance goals have been met. Extraordinary events are:

•	changes in tax law, generally accepted accounting principles or other such laws or provisions affecting reported financial results;

•	accruals for reorganization and restructuring programs;

•	special gains or losses in connection with mergers and acquisitions or on the sale of branches or significant portions of the company;

•

any extraordinary non-recurring items described in Accounting Principles Board Opinion No. 30 and/or in management’s discussion and analysis of financial condition and results of operation appearing or incorporated by reference in the Annual Report on Form 10-K filed with the SEC;

•	losses on the early repayment of debt; or

•	any other events of occurrences of a similar nature.

For purposes of granting, administering and certifying awards to covered officers, the Compensation Committee or any sub-committee acting on its behalf will be composed of 2 or more directors, each of whom is an “outside director” within the meaning of Code Section 162(m). Any Compensation Committee member who is not an “outside director” will abstain from participating in any decision to grant, administer, or certify awards to covered officers.

The maximum aggregate number of shares which may be subject to (1) option by one or more option awards, (2) one or more SAR awards (whether settled in cash, shares or any combination thereof), or (3) any combination of option awards or SAR awards to a participant will be 4,000,000 shares over any 5-year period. Further, the maximum amount of compensation (whether represented by shares, cash or a combination thereof) that may be payable to a participant, including a covered officer, with respect to any specified performance cycle, pursuant to the attainment of a performance goal associated with a long-term performance award, restricted stock award, RSU award or deferred stock award will be $4,000,000 for each type of award.

Change in Control

Unless otherwise specifically prohibited under applicable law, upon the occurrence of a change in control:

•	All options and stock appreciation rights granted under the 2007 Plan will become immediately exercisable in full;

•	All such options and stock appreciation rights will remain exercisable throughout their term notwithstanding the death, retirement or termination of employment or directorship of the participant;

•	All non-performance based restriction periods or restrictions imposed on shares of restricted stock, RSUs, stock appreciation rights and deferred stock will lapse; and

•

All long-term performance awards and performance based awards of shares of restricted stock, RSUs, stock appreciation rights and shares of deferred stock will be measured as of the date of the change in control and will be paid within thirty days following the change in control in a pro rata amount based upon the actual results and the length of time which has elapsed prior to the change in control.

Generally, a change in control will be deemed to have occurred if:

•	anyone other than a director or officer or an affiliate of a director or officer becomes the beneficial owner of 35% or more of Huntington’s voting power;

•

the current directors of Huntington, together with all subsequently elected directors whose election or nomination was approved by the current directors, no longer constitute at least a majority of Huntington’s board of directors;

•

Huntington merges or consolidates with another entity and the shareholders of Huntington immediately prior to the merger or consolidation hold less than 51% of the combined entity immediately after the merger or consolidation;

•	there is a sale or other disposition of 50% or more of the assets or earning power of Huntington;

•	Huntington is liquidated or dissolved; or

•	there is a reorganization, recapitalization, or other transaction which has the same effect as any of the foregoing.

Federal Income Tax Consequences of the 2007 Plan

Based on management’s understanding of current federal income tax laws, the federal income tax consequences of awards under the 2007 Plan are, generally, as follows:

Options and SARs. In general, a recipient of an option or SAR granted under the 2007 Plan will not have regular taxable income at the time of grant.

Upon exercise of a non-qualified stock option or SAR, the optionee generally must recognize taxable income in an amount equal to the fair market value on the date of exercise of the shares exercised, minus the exercise price. The tax basis for the shares purchased is their fair market value on the date of exercise. Any gain or loss recognized upon any later sale or other disposition of the acquired shares generally will be capital gain or loss. The character of such capital gain or loss (short-term or long-term) will depend upon the length of time that the optionee holds the shares prior to the sale or disposition. Generally, such shares must be held at least 12 months in order for long-term capital gains tax rates to apply.

An optionee generally will not be required to recognize any regular taxable income upon the exercise of an incentive stock option, provided that the optionee does not dispose of the shares issued to him or her upon exercise of the option within the two-year period after the date of grant and within one year after the receipt of the shares by the optionee. The optionee will have alternative minimum taxable income equal to the amount by which the fair market value of the shares on the exercise date exceeds the purchase price. An optionee will recognize ordinary taxable income upon the exercise of an incentive stock option if such optionee uses the broker-assisted cashless exercise method. Provided the optionee does not recognize regular taxable income upon exercise, the tax basis for the shares purchased is equal to the exercise price. Upon a later sale or other disposition of the shares, the optionee must recognize long-term capital gain or ordinary taxable income, depending upon whether the optionee holds the shares for specified holding periods.

Restricted Stock. In general, a participant who receives restricted stock will not recognize taxable income upon receipt, but instead will recognize ordinary income when the shares are no longer subject to restrictions. Alternatively, unless prohibited by the Compensation Committee, a participant may elect under Code Section 83(b) to be taxed at the time of receipt, provided the participant provides the Compensation Committee with ten days’ prior written notice of his or her intent to do so. In all cases, the amount of ordinary income recognized by the participant will be equal to the fair market value of the shares at the time income is recognized, less the amount of any price paid for the shares. In general, any gain recognized thereafter will be capital gain.

RSUs. In general, a participant who is awarded RSUs will not recognize taxable income upon receipt. When a participant receives payment for an award of RSUs in shares or cash, the fair market value of the shares or the amount of cash received will be taxed to the participant at ordinary income rates. However, if any shares used to pay out RSUs are nontransferable and subject to a substantial risk of forfeiture, the taxable event is deferred until either the restriction on transferability or the risk of forfeiture lapses. In general, any gain recognized thereafter will be capital gain.

Deferred Stock. In general, a participant who receives an award of deferred stock will not recognize taxable income upon receipt, but instead will be subject to tax at ordinary income rates on the fair market value of any nonrestricted stock on the date that such stock is transferred to the participant under the award, reduced by any amount paid by the participant for such stock. In general, any gain recognized thereafter will be capital gain.

Withholding Requirements. A participant may satisfy tax withholding requirements under federal and state tax laws in connection with the exercise or receipt of an award by electing to have shares withheld at the minimum statutory tax withholding rate, or by delivering to Huntington already-owned shares, having a value equal to the amount required to be withheld.

Deduction Limits and Performance Measures. Huntington generally will be entitled to a tax deduction in connection with an award made under the 2007 Plan only to the extent that the participant recognizes ordinary income from the award. Code Section 162(m) contains special rules regarding the federal income tax deductibility of compensation paid to Huntington’s chief executive officer and to each of Huntington’s other four most highly compensated executive officers. The general rule is that annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000 for a taxable year or qualifies as “performance-based” compensation under Code Section 162(m). The 2007 Plan has been designed so that, assuming its approval by Huntington’s shareholders at the annual meeting, awards to designated covered officers should qualify as performance-based compensation under Code Section 162(m). The Compensation Committee has also reserved the right, with respect to any award or awards, to determine that compliance with Code Section 162(m) is not desired after consideration of the goals of Huntington’s executive compensation philosophy and whether it is in the best interests of Huntington to have such award so qualified.

Code Section 409A Compliance. Code Section 409A provides that covered amounts deferred under a non-qualified deferred compensation plan are includable in the participant’s gross income to the extent not subject to a substantial risk of forfeiture and not previously included in income, unless certain requirements are met, including limitations on the timing of deferral elections and events that may trigger the distribution of deferred amounts.

Based on proposed regulations and other guidance issued under Code Section 409A, the awards under the 2007 Plan could be affected. In general, if an award either (1) meets the requirements imposed by Code Section 409A or (2) qualifies for an exception from coverage of Code Section 409A, the tax consequences described above will continue to apply. If an award is subject to Code Section 409A and does not comply with the requirements of Code Section 409A, then amounts deferred in the current year and in previous years will become subject to immediate taxation to the participant, and the participant will be required to pay (1) a penalty equal to interest at the underpayment rate plus 1% on the tax that should have been paid on the amount of the original deferral and any related earnings and (2) in addition to any regular tax, an excise tax equal to 20% of the original deferral and any earnings credited on the deferral.

Huntington has designed the 2007 Plan so that awards either comply with, or are exempt from coverage of, Code Section 409A. Huntington intends to continue to review the terms of the 2007 Plan and may, subject to the terms of the 2007 Plan, adopt additional amendments to comply with current and additional guidance issued under Code Section 409A.

Huntington does not intend the preceding discussion to be a complete explanation of all of the income tax consequences of participating in the 2007 Plan. Participants in the 2007 Plan should consult their own personal tax advisors to determine the particular tax consequences of the 2007 Plan to them, including the application and effect of foreign, state and local taxes, and any changes in the federal tax laws from the date of this joint proxy statement/prospectus.

Other Provisions

The Compensation Committee is given broad discretion to interpret the 2007 Plan and establish rules for the plan’s administration, except as may be limited by law or Huntington’s Charter or Bylaws. The Compensation Committee may correct any defect, supply any omission, or reconcile any inconsistency in the 2007 Plan or any award in order to carry out the plan as intended. To the extent permitted by law, the Compensation Committee may delegate its authority under the 2007 Plan.

Nothing in the 2007 Plan limits Huntington’s right to terminate any participant’s employment at any time, with or without cause, nor confers upon any participant any right to continued employment with Huntington. The plan does not give any participant any interest, lien or claim against any specific asset of Huntington, and thus, the participant will have only the rights of a general unsecured creditor of Huntington. Huntington has the right to deduct or withhold, or require the participant to remit, an amount sufficient to satisfy federal, state and local taxes, domestic or foreign, required to be withheld with respect to any taxable event arising under the 2007 Plan. The participant may elect to have Huntington withhold shares having a fair market value equal to the minimum statutory federal, state and local tax rates. Alternatively, the participant may deliver shares that have been held at least six months to satisfy the tax withholding obligation related to the transaction. Participants may name beneficiaries to receive his or her benefits under the 2007 Plan in case the participant dies before he or she receives such benefit.

The Compensation Committee may permit or require a participant to defer receipt of an award which would otherwise be due the participant. In that event, the Compensation Committee may establish procedures for payment of such deferred awards, including the payment of interest or dividend equivalents. Except following a change in control, in the event the Compensation Committee determines that a participant has committed a serious breach of conduct (which includes, without limitation, any conduct prejudicial to or in conflict with Huntington or any securities law violations including any violations under the Sarbanes-Oxley Act of 2002) or has solicited or taken away customers or potential customers with whom the participant had contact during the participant’s employment with Huntington, the Compensation Committee may terminate any outstanding award, in whole or in part, whether or not yet vested. In addition, if such conduct or activity occurs within three years of the exercise or payment of an award, the Compensation Committee may require the participant or former participant to repay to Huntington any gain realized or payment received upon exercise or payment of such award.

Except in the case of a change in control or where shareholder approval is required, the Compensation Committee or the board of directors will have the authority to alter, suspend or terminate the plan in whole or in part at any time. Shareholder approval is required to change the stated maximum limits on shares and cash awards, change the minimum option price of an option, change the eligible participants, change the qualifying performance criteria and maximum awards for covered officers, or reprice or alter the option price of stock options or the exercise price of SARs.

It is not possible to state in advance the exact number, types or values of awards that may be made or the identity of the employees and directors who may receive awards under the 2007 Plan. It is also not possible to determine the awards that might have been paid in 2006 if the 2007 Plan had then been in effect then because the Compensation Committee has discretion to determine the sizes and types of awards to be granted under the 2007 Plan. Any actual awards, however, which are made to Huntington’s named executive officers and directors will be reported as required in Huntington’s future proxy statements.

As noted above, the 2007 Plan is being submitted to the shareholders for approval in order to comply with the applicable requirements of the Nasdaq Stock Market and to qualify certain awards made to certain officers as deductible for federal income tax purposes under Code Section 162(m). Further, shareholder approval is also necessary under the federal income tax rules with respect to the qualification of incentive stock options. A vote in favor of adopting the 2007 Plan will constitute approval of all terms of the plan, including the adoption of all qualifying performance criteria identified above, the eligible employees, the maximum award payable to a participant, and other terms applicable to covered officers.

Huntington believes that its equity based compensation plans have made a significant contribution to its success in attracting and retaining key employees and directors.

The Huntington board of directors recommends a vote FOR the approval of the 2007 Stock and Long-Term Incentive Plan.

Proposal to Approve the First Amendment to the Management Incentive Plan

Shareholders are being asked to vote to approve the First Amendment to the Huntington Bancshares Incorporated Management Incentive Plan, referred to as First Amendment, at this annual meeting. Shareholders previously approved the Management Incentive Plan in 2004 in order to qualify certain awards made to certain officers for plan years beginning on or after January 1, 2004 as deductible for federal income tax purposes under Code Section 162(m). Code Section 162(m) requires shareholder approval of the material terms of the plan at least every five years. The material terms of the plan include the employees eligible to receive awards, a description of the business criteria (described as “qualifying performance criteria”) upon which the performance goals are based, and the maximum award payable to a participant. The First Amendment expands the definition of “qualifying performance criteria” and revises the definition of “extraordinary events” as further described below.

Huntington believes that its annual cash incentive awards program under the Management Incentive Plan has made a significant contribution to its success in attracting and retaining key employees. If shareholder approval is not obtained for the First Amendment, the Management Incentive Plan will remain in effect and operation as previously approved. Huntington’s ability to deduct any future annual incentive payments to covered officers (defined below) may be impacted to the extent a covered officer’s non-performance based compensation exceeds $1,000,000 for a taxable year. See below “Performance Criteria and Goals; Code Section 162(m) Considerations.”

Objectives of the Management Incentive Plan

The purpose of the Management Incentive Plan is to encourage, recognize, and reward exceptional levels of corporate, business unit, and individual performance. The Management Incentive Plan is intended to link the interests of eligible officers with the interests of Huntington, by providing incentive for key employees whose sustained performance directly influences the creation of shareholder value.

Administration

The Compensation Committee of Huntington’s board of directors administers the Management Incentive Plan. For purposes of granting, administering and certifying awards to those covered officers (defined below) the Compensation Committee designates as covered officers, the Compensation Committee or any sub-committee acting on its behalf will be composed of 2 or more members of the Board each of whom is an “outside director” within the meaning of Code Section 162(m). Any Compensation Committee member who is not an “outside director” within the meaning of Code Section 162(m) will abstain from participating in any decision to grant, administer, or certify awards to covered officers.

Eligibility

Officers of Huntington and its subsidiaries are eligible to participate in the Management Incentive Plan. Participation is limited to officers who are specified by the Compensation Committee of the board of directors to be key employees whose performance may, in the opinion of the Compensation Committee, significantly contribute to the strategic performance and growth of Huntington. It is anticipated that approximately 330 officers will participate in the Management Incentive Plan for the plan year beginning on January 1, 2007. Directors who are not also officers of Huntington are not eligible to participate in the Management Incentive Plan.

Performance Criteria and Goals; Code Section 162(m) Considerations

Awards under the Management Incentive Plan may be based upon corporate, business unit, and individual performance. Generally, awards will be determined based upon performance goals established pursuant to “qualifying performance criteria” selected by the Compensation Committee and evaluations of the participant’s business unit and individual performance. The participant’s appropriate manager or senior officer will make such evaluations. The Compensation Committee may select different “qualifying performance criteria” for different incentive groups. The Compensation Committee will establish annual written performance goals reflecting corporate performance. Performance goals for participants who are not Covered Officers may be revised during the plan year based on extraordinary events or other factors. Potential awards, expressed as a percentage of base salary, may vary among participants in different incentive groups as determined by the Compensation Committee.

Code Section 162(m) contains special rules regarding the federal income tax deductibility of compensation paid to Huntington’s chief executive officer and to each of the other four most highly compensated executive officers required to be named in the proxy statement, referred to as the covered officers. The general rule is that compensation paid to any of these specified executive officers will be deductible by Huntington only to the extent that it does not exceed $1,000,000 for a taxable year or qualifies as “performance-based” compensation under Code Section 162(m). Within the first 90 days of each calendar year (or such earlier or later date as may be required or permitted by Code Section 162(m)) the Compensation Committee will designate those executive officers whose awards under the Management Incentive Plan will be calculated pursuant to the qualified performance-based compensation provisions of Code Section 162(m). For these Covered Officers, awards under the Management Incentive Plan will be based solely upon the achievement of one or more objective performance goals based on “qualifying performance criteria” as selected by the Compensation Committee. The performance goals based upon “qualifying performance criteria” for Covered Officers and the potential award, expressed as a percentage of base salary, will be established no later than 90 days after the commencement of the plan years to which the goals relate (or such earlier or later date as permitted by Code Section 162(m)). The Compensation Committee has also reserved the right, with respect to any award or awards, to determine that compliance with Code Section 162(m) is not desired after consideration of the goals of Huntington’s executive compensation philosophy and whether it is in the best interests of Huntington to have such award so qualified.

In order to provide additional flexibility, and after consultation with its outside compensation consultant, Huntington proposes the addition of 11 new “qualifying performance criteria” with the First Amendment:

•	return on tangible common equity (defined as a ratio, the numerator of which is income before amortization of intangibles, and the denominator of which is tangible common equity);

•	revenues;

•	credit quality measures (including non-performing asset ratio, net change off ratio and reserve coverage on non-performing loans);

•	net operating profit;

•	loan growth;

•	deposit growth;

•	non-interest income growth;

•	total shareholder return;

•	market share;

•	productivity ratios; and

•	interest income.

If the First Amendment is approved, “qualifying performance criteria” for purposes of the Management Incentive Plan will mean one or more of the following:

•	net income;

•	earnings per share;

•	return on equity;

•	return on average equity;

•	return on tangible common equity (defined as a ratio, the numerator of which is income before amortization of intangibles, and the denominator of which is tangible common equity);

•	return on assets;

•	return on average assets;

•	efficiency ratio determined as the ratio of total non-interest operating expenses (less amortization of intangibles) divided by total revenues (less net security gains);

•	non-interest income to total revenue ratio;

•	net interest margin;

•	revenues;

•	credit quality measures (including non-performing asset ratio, net-charge off ratio and reserve coverage on non-performing loans);

•	net operating profit;

•	loan growth;

•	deposit growth;

•	non-interest income growth;

•	total shareholder return;

•	market share;

•	productivity ratios;

•	interest income; or

•

other strategic milestones based on objective criteria established by the Compensation Committee, provided that with respect to Covered Officers such strategic milestones must be approved by the shareholders prior to the payment of the award.

The “qualifying performance criteria” for awards may be established individually, alternatively, or in any combination, and applied to either Huntington as a whole or to a business unit or subsidiary, individually, alternatively, or in any combination. “Qualifying performance criteria” may be different for different participants, as determined in the discretion of the Compensation Committee. In determining whether a performance goal has been met, the Compensation Committee may include or exclude “extraordinary events” (as defined below), or any other objective events or occurrences of a similar nature in determining whether a performance goal based on the qualifying performance criteria has been achieved. Notwithstanding the above, the performance goals and the determination of results for the designated Covered Officers will be based entirely on the qualifying performance criteria. Extraordinary events may only be considered in reducing the award that might otherwise be payable to a Covered Officer. Awards may be paid to Covered Officers only after the Compensation Committee has certified in writing that the performance goals have been met. Currently, the gain on sales of auto loans is listed as an extraordinary event, and Huntington proposes deleting that factor. If the First Amendment is approved, extraordinary events will mean any of the following:

•	changes in tax law, generally accepted accounting principles or other such laws or provisions affecting reported financial results;

•	accruals for reorganization and restructuring programs;

•	special gains or losses in connection with mergers and acquisitions or on the sale of branches or significant portions of the company;

•

any extraordinary non-recurring items described in Accounting Principles Board Opinion No. 30 and/or in Management’s Discussion and Analysis of Financial Condition and Results of Operation appearing or incorporated by reference in the Annual Report on Form 10-K filed with the SEC;

•	losses on the early repayment of debt; or

•	any other events or occurrences of a similar nature.

Payment of Awards; Maximum Awards

Awards are payable in cash and are subject to federal, state and local income and other payroll tax withholding. The Compensation Committee may increase individual awards based upon extraordinary circumstances, but under no circumstances may the Compensation Committee increase a Covered Officer’s award above the amount determined based on the attainment of specified pre-established performance goals. The maximum award payable to a participant for any plan year will not exceed $2,500,000. The Compensation Committee does, however, have the discretion to reduce or eliminate any award, including an award to a Covered Officer, based on the Compensation Committee’s evaluation of extraordinary events or other factors.

No award will be paid to an officer who is not employed by Huntington or a subsidiary on the day the award is paid except in the case of death, disability, or retirement, or in the event the Compensation Committee defers the award or that a change in control of Huntington has occurred. In the event a participant dies, becomes disabled or retires before payment of an award, the Compensation Committee may, in its discretion, authorize payment to a participant (or the participant’s estate or designated beneficiary) in such amount as the Compensation Committee deems appropriate.

Change in Control

Upon the occurrence of a change in control the Compensation Committee will make interim awards based upon Huntington’s quarterly financial statements for the quarter ending immediately prior to or coinciding with the change in control. In determining the amount of interim awards, the Compensation Committee will follow the usual procedures for calculating awards except that the Compensation Committee will annualize the actual level of year-to-date performance achieved with respect to each performance goal and other performance objectives/assessments. Such interim awards will be payable on a pro-rated basis based upon the quarter ending immediately prior to or coinciding with the change in control as follows:

•	first quarter—25% of the award otherwise payable;

•	second quarter—50% of the award otherwise payable;

•	third quarter—75% of the award otherwise payable;

•	fourth quarter—100% of the award otherwise payable.

In any event, each interim award made to a participant who received an award under the plan for the immediately preceding year will not be less than the target award, expressed as a percentage of base salary, for the preceding year paid on a pro-rated basis as provided above. The Compensation Committee will grant an interim award to each participant whether or not employed by Huntington when the change in control becomes effective unless the participant’s employment was terminated for cause.

Generally, a change in control will be deemed to have occurred if:

•	anyone other than a director or officer or an affiliate of a director or officer becomes the beneficial owner of 25% or more of Huntington’s voting power;

•

the current directors of Huntington, together with all subsequently elected directors whose election or nomination was approved by the current directors, no longer constitute at least a majority of Huntington’s board of directors;

•

Huntington merges or consolidates with another entity and the shareholders of Huntington immediately prior to the merger or consolidation hold less than 51% of the combined entity immediately after the merger or consolidation;

•	there is a sale or other disposition of 50% or more of the assets or earning power of Huntington;

•	Huntington is liquidated or dissolved; or

•	there is a reorganization, recapitalization, or other transaction which has the same effect as any of the foregoing.

Other Provisions

The Compensation Committee is given broad discretion to interpret the Management Incentive Plan and establish rules for its administration. The Compensation Committee may correct any defect, supply any omission, or reconcile any inconsistency in the Management Incentive Plan or any award in order to carry out the plan as intended. To the extent permitted by law, the Compensation Committee may delegate its authority under the Management Incentive Plan. The Compensation Committee or the board of directors shall have the authority to terminate or amend the Management Incentive Plan, unless shareholder approval is required to satisfy the applicable provisions of Code Section 162(m).

Nothing in the Management Incentive Plan limits Huntington’s right to terminate any participant’s employment at any time, with or without cause, nor confers upon any participant any right to continued employment with Huntington. The plan does not give any participant any interest, lien or claim against any specific asset of Huntington, and thus, the participant will have only the rights of a general unsecured creditor of Huntington. The Compensation Committee may permit or require a participant to defer receipt of an award which would otherwise be due the participant.

Nothing in the Management Incentive Plan limits the authority of the Compensation Committee, the board of directors, Huntington or any subsidiary to establish any other compensation plan, or limits the authority to pay bonuses or supplemental compensation to any persons employed by Huntington or a subsidiary whether or not such persons are participants in the Management Incentive Plan and without regard to how the amount of such compensation or bonus is determined. However, no such plan will be established or operated in a way that entitles or allows a Covered Officer to receive an award under such plan as a substitution or supplement for not achieving goals under the Management Incentive Plan.

It is not possible to state in advance the exact amounts of awards that may be made or the identity of the officers who may receive awards under the Management Incentive Plan as amended. It is also not possible to determine the awards that might have been paid in 2006 if the Management Incentive Plan as amended had then been in effect because the Compensation Committee has discretion to determine the sizes of awards to be granted under the plan. Any actual awards, however, which are made to Huntington’s named executive officers will be reported as required in Huntington’s future proxy statements.

A copy of the First Amendment to the Management Incentive Plan is attached hereto as Appendix H. The Management Incentive Plan as approved by the shareholders in 2004 has been filed with the SEC as Exhibit 10.A of Form 10-Q for the period ended June 30, 2004. See “Where You Can Find More Information.”

Huntington believes that its annual cash incentive awards program under the Management Incentive Plan has made a significant contribution to its success in attracting and retaining key employees.

The Huntington board of directors recommends a vote FOR the approval of the First Amendment to the Management Incentive Plan.

The following table sets forth information about Huntington common stock authorized for issuance under Huntington’s existing equity compensation plans as of December 31, 2006.

Equity Compensation Plan Information

Plan Category(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights(3)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)(4)
Equity compensation plans approved by security holders	18,558,950	$21.18	4,082,412
Equity compensation plans not approved by security holders(2)	2,481,771	18.65	554,073
Total	21,040,721	20.88	4,636,485

(1)	All equity compensation plan authorizations for shares of common stock provide for the number of shares to be adjusted for stock splits, stock dividends, and other changes in capitalization. The Huntington Investment and Tax Savings Plan, a broad-based plan qualified under Code Section 401(a) which includes Huntington common stock as one of a number of investment options available to participants, is excluded from the table.
(2)	This category includes the Employee Stock Incentive Plan, a broad-based stock option plan under which active employees, excluding executive officers, have received grants of stock options, and the Executive Deferred Compensation Plan described above under the table of Non-Qualified Deferred Compensation 2006.
(3)	The figures in this column reflect shares of common stock subject to stock option grants outstanding as of December 31, 2006.
(4)	The figures in this column reflect shares reserved as of December 31, 2006 for future issuance under employee benefit plans, including shares available for future grants of stock options but excluding shares subject to outstanding options. Of these amounts, shares of common stock available for future issuance other than upon exercise of options, warrants or rights are as follows:
•	554,073 shares reserved for the Executive Deferred Compensation Plan;
•	48,019 shares reserved for the Supplemental Plan under which voluntary participant contributions made by payroll deduction are used to purchase shares;
•

76,453 shares reserved for the Deferred Compensation Plan for Huntington directors under which directors may defer their director compensation and such amounts may be invested in shares of Huntington common stock; and

•

88,798 shares reserved for a similar plan (now inactive), the Deferred Compensation Plan for Directors, under which directors of selected subsidiaries of Huntington may defer their director compensation and such amounts may be invested in shares of Huntington common stock.

Proposal to Approve the Amendment to Huntington’s Charter

Huntington is presently authorized to issue 506,617,808 shares of capital stock, of which 500,000,000 shares are common stock, without par value, and 6,617,808 shares are serial preferred stock, without par value. The board of directors of Huntington has adopted resolutions approving and recommending that Huntington’s shareholders adopt an amendment to Article FIFTH of Huntington’s charter, the full text of which is attached to this document as Appendix I. The amendment to Article FIFTH of Huntington’s charter, if adopted by shareholders, would increase Huntington’s authorized capital from 506,617,808 shares to 1,006,617,808 shares and authorized common stock from 500,000,000 shares to 1,000,000,000 shares.

The authorized common stock of Huntington was previously increased at the 1998 annual meeting of shareholders to 500,000,000 shares. As of March 31, 2007, 235,713,500 shares of Huntington’s common stock are issued and outstanding, and no shares of Huntington’s serial preferred stock are issued and outstanding. In addition, as of March 31, 2007, approximately 33,392,638 shares of Huntington’s common stock are reserved for issuance under Huntington’s employee benefit plans and dividend reinvestment plan, and approximately 230,893,862 shares of Huntington’s common stock are authorized but unissued and unreserved.

All shares of Huntington’s common stock, including those currently authorized and those which would be authorized by the proposed amendment to Article FIFTH, are equal in rank and have the same voting, dividend, and liquidation rights. There are no preemptive rights associated with these shares. The issuance of additional shares of common stock might dilute, under certain circumstances, the ownership and voting rights of existing shareholders of Huntington.

The board of directors of Huntington believes that the amendment to Article FIFTH is desirable to increase the number of authorized shares of common stock available for issuance from time to time, without further action or authorization by the shareholders (except as may be required by applicable law or the rules of the Nasdaq Stock Market or any stock exchange on which Huntington’s common stock is then listed), for corporate needs such as equity financing, retirement of outstanding indebtedness, stock splits and stock dividends, employee benefit plans, dividend reinvestment plans, or other corporate purposes as may be deemed by Huntington’s board of directors to be in the best interest of Huntington and its shareholders.

Huntington currently has sufficient authorized shares of common stock available to complete its proposed issuance of up to 136,298,014 shares of common stock in connection with the merger of Penguin Acquisition, LLC, a wholly owned subsidiary of Huntington, with Sky. Pursuant to the Marketplace Rules of the Nasdaq Stock Market, Huntington shareholders are asked to approve the issuance of common stock in connection with this merger, as described in more detail elsewhere in this document. No proposal being presented for shareholder consideration at the annual meeting is conditioned upon shareholder approval of any other proposal. Subject to the receipt of shareholder and regulatory approvals and the satisfaction of other closing conditions, Huntington must proceed with the merger even if the shareholders do not approve the amendment to Huntington’s charter.

The proposed increase in the number of authorized shares of common stock will give Huntington greater flexibility to raise additional capital, including the issuance of preferred shares, debt or other securities whose terms and conditions may provide for the right or obligation of Huntington to issue shares of common stock under certain circumstances. Huntington may be able to issue additional shares in such a transaction without further action or authorization by shareholders, subject to the requirements of applicable law or listing rules. Huntington does not have any current plans to issue shares of common stock to raise capital other than any potential issuances in connection with the issuance of debt that is expected to qualify as regulatory capital, as described in Notes 3 and 4 under “Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” beginning on page 81 of this document. Huntington currently intends to reserve approximately 67 million shares of common stock in connection with potential issuances that may be required under the terms of such debt. If Huntington consummates the proposed merger with Sky and if Huntington consummates the proposed debt issuance in connection with the merger, based on the number of shares of common stock currently authorized under the charter, the number of shares of common stock issued and outstanding as of March 31, 2007 and the number of shares of common stock reserved for issuance as of March 31, 2007, Huntington would have approximately 27 million shares of common stock authorized but unissued and unreserved.

The proposed increase in the number of authorized shares of common stock will also give Huntington greater flexibility in responding quickly to future acquisition or other business combination opportunities. At the present time, Huntington is not a party to any other written agreements, understandings or arrangements with respect to pending acquisitions; however, Huntington continues to explore opportunities to acquire banks and non-bank companies to the extent permitted by the Bank Holding Company Act. Since acquisitions may be made by an exchange of stock or a subsidiary merger, the proposed increase in the number of authorized shares of common stock may enable Huntington to better meet its future business needs by allowing Huntington to issue such additional shares without further action or authorization by shareholders, subject to the requirements of applicable law or listing rules.

The proposed amendment to Huntington’s charter may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Huntington if such attempts are not approved by the Huntington board of directors. The Huntington board of directors is not aware of any current efforts to obtain control of Huntington. On one hand, the availability of authorized and unissued common stock, in addition to Huntington’s serial preferred stock, could enhance the board of directors’ ability to negotiate for better terms on behalf of Huntington’s shareholders. On the other hand, the authorized and unissued shares of common stock could be used to discourage a tender offer or prevent a change in control of Huntington. Such shares could, for example, be privately placed (subject to the requirements of securities laws, the Bank Holding Company Act and the Change in Bank Control Act) with purchasers who are known to favor the election of current directors or who are committed to oppose a transaction which could result in a change in directors of Huntington. Huntington is already afforded some protection against acquisition attempts which are not supported by the board of directors by provisions currently contained in Huntington’s charter and bylaws.

Huntington’s charter provides for the issuance of serial preferred stock and authorizes the board of directors, without prior shareholder approval, to fix the number of shares constituting each series and to fix the dividend, redemption, conversion, voting rights and other rights, preference and restrictions relating thereto. The issuance of serial preferred stock may be used to discourage certain acquisition attempts. In addition, Huntington’s charter provides for a board of directors that is divided into three classes of directors serving staggered three-year terms and permits removal of directors for cause only by the affirmative vote of the holders of two-thirds of all votes entitled to be cast for the election of directors. Further, Huntington’s charter provides that any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is duly elected and qualifies. Because of the additional time required to change the control of the board of directors, this provision tends to perpetuate present directors and could also make Huntington less attractive to certain tender offerors since normally two annual meetings would be required to obtain a two-thirds majority of the board of directors and three annual meetings for complete control. The charter provides that any action taken by shareholders to adopt, alter, or repeal Huntington’s bylaws will require a two-thirds vote of the holders of shares entitled to vote. The charter also requires the board of directors to respond to any acquisition proposal on the basis of the board’s evaluation of what is in the best interest of Huntington, its shareholders, and other constituencies, and to consider all factors the board of directors may deem relevant. All of the above described charter provisions may tend to discourage acquisition attempts.

Huntington’s bylaws provide that in order for a person to be eligible for election as a director of Huntington, such person must be nominated by or at the direction of the board of directors or by a shareholder entitled to vote for the election of directors in accordance with certain specified procedures. Shareholder nomination must be made pursuant to timely written notice to the corporate secretary of Huntington. In most cases, a shareholder’s notice, to be considered timely, must be received at the principal executive offices of Huntington not less than sixty nor more than ninety days prior to the first anniversary of the date notice of the preceding year’s annual meeting was first mailed to shareholders. A shareholder’s notice must set forth certain specified information about that shareholder and that shareholder’s proposed nominee. In addition, the bylaws require shareholders wishing to call a special meeting of shareholders to represent at least a majority of shares entitled to vote at such meeting. These bylaw provisions may discourage or deter a third party from soliciting proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

For additional information concerning the rights of Huntington shareholders, see “Comparison of Rights of Huntington Shareholders and Sky Shareholders” beginning on page 87.

The Huntington board of directors does not have any current plans to use shares of common stock for anti-takeover purpose. In addition, Huntington does not have any current plans to propose amendments in its charter or bylaws that may be deemed to have anti-takeover implications, except as described in this document. See “The Merger—Board of Directors and Management of Huntington following Completion of the Merger” beginning on page 54 for a description of certain provisions that will be contained in a bylaw amendment to be adopted by the board of directors of Huntington in connection with the merger.

The approval of the amendment to Huntington’s charter to increase the authorized common stock from 500,000,000 shares to 1,000,000,000 shares requires the affirmative vote of two-thirds of all of the votes entitled to be cast on the matter. If Huntington’s shareholders approve this amendment, the Huntington board of directors may change the par value of Huntington’s capital stock from no par value to $0.01 par value per share. Establishing a par value for the capital stock would substantially reduce the amount of organization and capitalization fee payable by Huntington in connection with the charter amendment to increase the number of authorized shares of common stock. Under Maryland law, the change in par value can be effected by a charter amendment approved solely by a majority of the entire board of directors of Huntington. If shareholders approve the amendment to Huntington’s charter increasing the authorized common stock and the board of directors determines to establish a par value for Huntington’s capital stock, Huntington would file a charter amendment that both increases the number of authorized shares of common stock and establishes a par value for Huntington’s capital stock. This charter amendment would become effective on the date on which the required filing is made and accepted for record in the office of the State Department of Assessments and Taxation of Maryland.

The Huntington board of directors recommends a vote FOR the amendment to Huntington’s charter to increase the authorized common stock from 500,000,000 shares to 1,000,000,000 shares.

LEGAL MATTERS

The validity of the Huntington common stock to be issued in connection with the merger will be passed upon for Huntington by Richard A. Cheap, General Counsel and Secretary of Huntington. As of March 31, 2007, Mr. Cheap beneficially owned 198,323 shares of Huntington common stock, which includes 168,742 shares of Huntington common stock which could have been acquired within 60 days of March 31, 2007, under his stock options.

EXPERTS

The consolidated financial statements of Huntington Bancshares Incorporated and management’s report on the effectiveness of internal control over financial reporting incorporated in this proxy statement/prospectus by reference from Huntington Bancshares Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, SFAS No. 156, Accounting for Servicing of Financial Assets, and SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, in 2006, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Sky Financial Group, Inc. and management’s report on the effectiveness of internal control over financial reporting incorporated in this proxy statement/prospectus by reference from Sky Financial Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, in 2005, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

Huntington

If any shareholder of Huntington wishes to submit a proposal for inclusion in Huntington’s annual meeting proxy statement and form of proxy with respect to the 2008 Huntington annual meeting, the proposal must be received by the Secretary of Huntington at the principal executive offices of Huntington, Huntington Center, 41 South High Street, Columbus, Ohio 43287, prior to the close of business on December 27, 2007. A shareholder proposal received after December 27, 2007, but on or before February 25, 2008, will not be included in the proxy materials, but may be presented at the 2008 Huntington annual meeting. If Huntington receives notice of a shareholder proposal after February 25, 2008, the persons named as proxies for the 2008 Huntington annual meeting will have discretionary voting authority to vote on such proposal at the meeting.

In addition, Huntington’s bylaws establish advance notice procedures as to (1) business to be brought before an annual meeting of shareholders other than by or at the direction of the Huntington board of directors, and (2) the nomination, other than by or at the direction of the Huntington board of directors, of candidates for election as directors. Any shareholder who wishes to submit a proposal to be acted upon at next year’s Huntington annual meeting or who wishes to nominate a candidate for election as a director should obtain a copy of these bylaw provisions and may do so by written request addressed to the Secretary of Huntington at Huntington’s principal executive offices.

Sky

If the merger is not consummated, Sky will hold a 2007 Annual Meeting of Shareholders. Sky shareholders interested in submitting a proposal for inclusion in the proxy materials at the 2007 Sky annual meeting, if held, may do so by following the rules prescribed in Rule 14a-8 under the Securities Exchange Act. To be considered eligible for inclusion in Sky’s Proxy Statement for the 2007 Sky annual meeting, if it is held within 30 days from the date of last year’s annual meeting, a proposal must have been made by a qualified shareholder and received by Sky at its principal office in Bowling Green, Ohio, prior to November 6, 2006.

Any shareholder who intends to propose any other matter to be acted upon at the 2007 Sky annual meeting must inform Sky in writing not less than 60 nor more than 90 days prior to the meeting; provided, however, that if fewer than 75 days notice or prior public disclosure of the date of the meeting is given to shareholders, notice by the shareholder must be received not later than the close of business on the fifteenth day following the earlier of the day on which such notice of the date of the meeting was mailed or such public disclosure was made. If notice is not provided by that date, the persons named in the Sky’s proxy for the 2007 Sky annual meeting will be allowed to exercise their discretionary authority to vote upon any such proposal without the matter having been discussed in the proxy statement for the 2007 Sky annual meeting.

OTHER MATTERS

As of the date of this document, neither the Huntington board of directors nor the Sky board of directors knows of any matters that will be presented for consideration at either the Huntington annual meeting or the Sky special meeting other than as described in this document. If any other matters come before either of the meetings or any adjournments or postponements of the meetings and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

Huntington has filed with the SEC a registration statement under the Securities Act that registers the distribution to Sky shareholders of the shares of Huntington common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Huntington and Huntington stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1–800–SEC–0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Huntington and Sky, which file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by Huntington with the SEC are also available at Huntington’s Internet website. The address of the site is www.huntington.com. The reports and other information filed by Sky with the SEC are also available at Sky’s Internet website. The address of the site is www.skyfi.com. We have included the web addresses of the SEC, Huntington and Sky as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

The SEC allows Huntington and Sky to incorporate by reference information in this document. This means that Huntington and Sky can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

You also should be able to inspect reports, proxy statements and other information about Huntington and Sky at the offices of the Nasdaq Stock Market at 33 Whitehall Street, New York, New York.

This document incorporates by reference the documents listed below that Huntington and Sky previously filed with the SEC. They contain important information about the companies and their financial condition.

Huntington SEC Filings (SEC file no. 000-02525; CIK no. 49196)	Period or Date Filed
• Annual Report on Form 10-K	Year ended December 31, 2006
• Current Reports on Form 8-K	Filed on January 18, 2007, April 5, 2007 and April 18, 2007 (other than the portions of those documents not deemed to be filed)

•      The description of Huntington’s common stock and preferred stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions

Sky SEC Filings (SEC file no. 001-14473; CIK no. 855876)	Period or Date Filed
• Annual Report on Form 10-K	Year ended December 31, 2006
• Current Reports on Form 8-K	Filed on January 18, 2007 and March 20, 2007 (other than the portions of those documents not deemed to be filed)

In addition, Huntington and Sky also incorporate by reference additional documents that either company files with the SEC between the date of this document and the date of the Sky special meeting and the Huntington annual meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Huntington has supplied all information contained or incorporated by reference in this document relating to Huntington, as well as all pro forma financial information, and Sky has supplied all information relating to Sky. Documents incorporated by reference are available from Huntington and Sky without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Huntington Bancshares Incorporated Huntington Center 41 South High Street Columbus, Ohio 43287 Investor Relations Telephone: (614) 480-8300	Sky Financial Group, Inc. Sky Financial Group, Inc. P.O. Box 428, 221 South Church Street Bowling Green, Ohio 43402 Investor Relations Telephone: (419) 327-6300

Huntington and Sky shareholders requesting documents should do so by May 22, 2007 to receive them before the Huntington annual meeting and by May 25, 2007 to receive them before Sky special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Huntington or Sky, Huntington or Sky will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

Neither Huntington nor Sky has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

by and among

HUNTINGTON BANCSHARES INCORPORATED,

PENGUIN ACQUISITION, LLC

and

SKY FINANCIAL GROUP, INC.

DATED AS OF DECEMBER 20, 2006

A-i

A-ii

Exhibit A—Huntington Bylaw

Exhibit B—Form of Affiliate Letter

A-iii

INDEX OF DEFINED TERMS

Section
Acquisition Proposal	6.13(a)
Agenc(y)(ies)	3.27(d)
Agreement	Preamble
Alternative Transaction	6.13(a)
Articles of Merger	1.2
Articles of Organization	1.7
Assumed Employees	6.7(a)
Assumed Stock Option	1.6(a)
Assumed Stock Unit Award	1.6(c)
Bank Subsidiary	3.15
BHC Act	3.1(b)
Cash Consideration	1.4(a)
Certificate	1.4(b)
Certificate of Merger	1.2
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(b)
Contracts	5.2(j)
Controlled Group Liability	3.11
Credit Facilities	5.2(f)
Derivative Transaction	3.16
Dissenting Shareholder	1.10
Dissenting Shares	1.10
DPC Common Shares	1.4(a)
Effective Date	1.2
Effective Time	1.2
ERISA	3.11
ERISA Affiliate	3.11
ESPP	1.6(d)
Exchange Act	3.6
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.6(a)
Federal Reserve Board	3.4
Form S-4	3.4
GAAP	3.1(c)
Governmental Entity	3.4
HSR Act	3.4
Huntington	Preamble
Huntington 10-Q	4.6
Huntington 2005 10-K	4.6
Huntington Benefit Plan	4.11
Huntington Bylaws	4.1(b)
Huntington Charter	4.1(b)
Huntington Closing Price	1.6(a)
Huntington Common Stock	1.4(a)
Huntington Disclosure Schedule	Art. IV
Huntington Employment Agreement	4.11

A-iv

Section
Huntington Instrument of Indebtedness	4.14(a)
Huntington Material Contracts	4.14(a)
Huntington Plan	4.11
Huntington Preferred Stock	4.2(a)
Huntington Qualified Plans	4.11(d)
Huntington Recommendation	6.3
Huntington Regulatory Agreement	4.15
Huntington Reports	4.12
Huntington Stock Plans	4.2(a)
Huntington Stockholder Meeting	6.3
Huntington Subsidiary	3.1(c)
Indebtedness	3.14(b)
Indemnified Parties	6.8(a)
Injunction	7.1(e)
Intellectual Property	3.28
IRS	3.10(a)
Joint Proxy Statement	3.4
Leased Properties	3.19(c)
Leases	3.19(b)
Liens	3.2(b)
LLC Agreement	1.7
Loans	3.27(a)
Material Adverse Effect	3.1(c)
Materially Burdensome Regulatory Condition	6.1(b)
Maximum Amount	6.8(b)
Merger	Recitals
Merger Consideration	1.4(a)
Merger Sub	Preamble
Merger Sub Units	4.2(a)
MLLCA	1.1(a)
Multiemployer Plan	3.11
Multiple Employer Plan	3.11(f)
Nasdaq	1.6(a)
No-Shop Party	6.13(a)
OCC	3.4
OGCL	1.1(a)
Ohio DFI	3.4
Other Regulatory Approvals	3.4
Owned Properties	3.19(a)
PBGC	3.11(e)
Person	3.9(a)
Regulatory Agencies	3.5
Requisite Regulatory Approvals	7.1(c)
Sarbanes-Oxley Act	3.23(b)
SBA	3.4
SDAT	1.2
SEC	3.4
Section 16 Information	6.12
Shareholder Rights Agreement	3.2(a)
Sky	Preamble
Sky 10-Q	3.6

A-v

Section
Sky 2005 10-K	3.6
Sky Articles	3.1(b)
Sky Benefit Plan	3.11
Sky Common Stock	1.4(a)
Sky Disclosure Schedule	Art. III
Sky Employment Agreement	3.11
Sky Insiders	6.12
Sky Instruments of Indebtedness	3.14(a)
Sky Material Contracts	3.14(a)
Sky Plan	3.11
Sky Qualified Plans	3.11(d)
Sky Recommendation	6.3
Sky Regulations	3.1(b)
Sky Regulatory Agreement	3.15
Sky Reports	3.12
Sky Restricted Shares	1.6(b)
Sky Shareholder Meeting	6.3
Sky Stock Option	1.6(a)
Sky Stock Plans	1.6(a)
Sky Stock Unit Awards	1.6(c)
Sky Subsidiary	3.1(c)
SRO	3.4
Stock Consideration	1.4(a)
Subsidiary	3.1(c)
Surviving Company	Recitals
Tax Return	3.10(c)
Tax(es)	3.10(b)
Termination Fee	8.3(a)
Third Party Leases	3.19(d)
Trust Account Common Shares	1.4(a)
Withdrawal Liability	3.11

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 20, 2006 (this “Agreement”), by and among HUNTINGTON BANCSHARES INCORPORATED, a Maryland corporation (“Huntington”), PENGUIN ACQUISITION, LLC, a Maryland limited liability company and wholly owned subsidiary of Huntington that is disregarded as an entity separate from Huntington under Treasury Regulation Section 301.7701-3 (“Merger Sub”) and SKY FINANCIAL GROUP, INC., an Ohio corporation (“Sky”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Sky and Huntington, and the managing member of Merger Sub, have determined that it is in the best interests of their respective companies and their shareholders and stockholders and sole member, respectively, to consummate the strategic business combination transaction provided for in this Agreement in which Sky will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Merger Sub (the “Merger”), so that Merger Sub is the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”); and

WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. (a) Subject to the terms and conditions of this Agreement, in accordance with the Ohio General Corporation Law (the “OGCL”) and the Maryland Limited Liability Company Act (the “MLLCA”), at the Effective Time, Sky shall merge with and into Merger Sub. Merger Sub shall be the Surviving Company in the Merger, and shall continue its limited liability company existence under the laws of the State of Maryland. As of the Effective Time, the separate corporate existence of Sky shall cease.

(b) Huntington and Merger Sub may at any time change the method of effecting the combination (including by providing for the merger of Sky directly into Huntington, with Huntington surviving the merger), and Sky shall cooperate in such efforts, including by entering into an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders or stockholders, as applicable, hereunder); provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration (as defined in Section 1.4(a)) provided for in this Agreement, (ii) adversely affect the Tax treatment of Sky’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Maryland State Department of Assessments and Taxation (“SDAT”) and the certificate of merger (the “Certificate of Merger”) that shall be filed with the Secretary of State of the State of Ohio on or before the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger and the Certificate of Merger. “Effective Date” shall mean the date on which the Effective Time occurs.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 1701.82 of the OGCL and Section 4A-709 of the MLLCA.

1.4 Conversion of Sky Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Huntington, Merger Sub, Sky or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of the common stock, without par value, of Sky issued and outstanding immediately prior to the Effective Time (“Sky Common Stock”), except for shares of Sky Common Stock owned by Huntington, Merger Sub or Sky (other than shares of Sky Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of Sky Common Stock held, directly or indirectly, by Huntington, Merger Sub or Sky in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) and for Dissenting Shares (as defined in Section 1.10), shall be converted into the right to receive (i) 1.098 shares (the “Stock Consideration”) of common stock, without par value, of Huntington (“Huntington Common Stock”) and (ii) an amount in cash equal to $3.023, without interest (the “Cash Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to collectively herein as the “Merger Consideration.”

(b) All of the shares of Sky Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and, subject to Section 1.10, each certificate previously representing any such shares of Sky Common Stock (each a “Certificate”) shall thereafter represent only the right to receive (A) the Merger Consideration and (B) cash in lieu of fractional shares into which the shares of Sky Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.2(e), as well as any dividends or distributions to which holders of Sky Common Stock are entitled in accordance with Section 2.2(b). If, prior to the Effective Time, the outstanding shares of Huntington Common Stock or Sky Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Merger Consideration.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Sky Common Stock that are owned by Sky, Huntington or Merger Sub (other than Trust Account Common Shares and DPC Common Shares) shall be cancelled and shall cease to exist and no stock of Huntington or Merger Sub or other consideration shall be delivered in exchange therefor.

1.5 Huntington Common Stock. At and after the Effective Time, each share of Huntington capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 Sky Equity and Equity-Based Awards. (a) Sky Stock Options. Effective as of the Effective Time, each then outstanding option to purchase shares of Sky Common Stock (each a “Sky Stock Option”), pursuant to the equity-based compensation plans identified on Section 3.11(a) of the Sky Disclosure Schedule (the “Sky Stock Plans”) and the award agreements evidencing the grants thereunder, granted to any current or former employee or director of, or consultant to, Sky or any of its Subsidiaries shall immediately vest and become exercisable and shall be assumed by Huntington and converted into an option to purchase a number of shares of Huntington Common Stock (an “Assumed Stock Option”) equal to (i) the number of shares of Sky Common Stock subject to such Sky Stock Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio (rounded down to the nearest whole share); and the per share exercise price for Huntington Common Stock issuable upon the exercise of such Assumed Stock Option shall be equal to (i) the exercise price per share of Sky Common Stock at which such Sky Stock Option was exercisable immediately prior to the Effective Time divided by (ii) the Exchange Ratio (rounded up to the nearest whole cent); provided, however, that in the case of any Sky Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, Huntington shall use reasonable best efforts to procure compliance with Section 424(a) of the Code. Except as otherwise provided herein, the Assumed Stock Options shall be subject to the same terms and conditions (including expiration date and exercise provisions, after taking into account the accelerated vesting of the Sky Stock Options as of the Effective Time) as were applicable to the corresponding Sky Stock Options immediately prior to the Effective Time.

“Exchange Ratio” shall mean the sum of (x) the Stock Consideration and (y) the quotient of the Cash Consideration divided by the Huntington Closing Price, rounded to the nearest one ten thousandth.

“Huntington Closing Price” shall mean the average, rounded to the nearest one ten thousandth, of the closing sale prices of Huntington Common Stock on the Nasdaq Stock Market (the “Nasdaq”) as reported by The Wall Street Journal for the five full Nasdaq trading days immediately preceding (but not including) the Effective Date (as defined in Section 1.2).

(b) Sky Restricted Shares. Effective immediately prior to the Effective Time, any restrictions or vesting requirements with respect to outstanding restricted shares of Sky Common Stock granted to any employee or director of Sky or any of its Subsidiaries under any Sky Stock Plan that is outstanding immediately prior to the Effective Time (collectively, the “Sky Restricted Shares”) (and any accrued dividends thereon) shall lapse and such shares shall vest in full. As of the Effective Time, each Sky Restricted Share shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive the Merger Consideration; provided, however, that, upon the lapsing of restrictions with respect to each such Sky Restricted Share Right, in addition to the entitlement to withhold under Section 2.3, Huntington, Merger Sub or Sky as applicable, shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax law with respect to the lapsing of such restrictions (without duplication with respect to amounts withheld under Section 2.3).

(c) Stock Units. As of the Effective Time, each outstanding stock unit denominated in shares of Sky Common Stock granted to, or held in a deferral account for the benefit of, any employee or director of Sky or any of its Subsidiaries under any Sky Stock Plan or non-qualified deferred compensation or retirement plan that is unsettled immediately prior to the Effective Time (collectively, the “Sky Stock Unit Awards”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Huntington and converted into the right to receive the number of shares of Huntington Common Stock (or an amount in respect thereof for cash settled Sky Stock Unit Awards) equal to the number of shares of Sky Common Stock underlying or subject to the Sky Stock Unit Award, multiplied by the Exchange Ratio (rounded down to the nearest whole number of shares of Huntington Common Stock) (each an “Assumed Stock Unit Award”). Each Assumed Stock Unit Award shall have the same terms and conditions as were in effect immediately prior to the Effective Time, except that any vesting requirements of the Sky Stock Unit Awards shall lapse or be deemed satisfied effective as of the Effective Time.

(d) ESPP. Sky shall take all action as is necessary to cause Sky’s Employee Stock Purchase Plan (the “ESPP”) to be suspended effective as of Sky's payroll period ending immediately prior to the Effective Time, such that the offering period in effect as of such date will be the final offering period under the ESPP, and, as of the Effective Time and subject to the consummation of the transactions contemplated by this Agreement, Sky shall terminate the ESPP.

(e) Reservation of Shares. Huntington has taken all corporate actions necessary to reserve for issuance a sufficient number of shares of Huntington Common Stock upon the exercise of the Assumed Stock Options and Assumed Stock Unit Awards. As soon as practicable following the Closing, Huntington shall file a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act with respect to the issuance of the shares of Huntington Common Stock subject to the Assumed Stock Options and Assumed Stock Unit Awards and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such equity awards remain outstanding.

1.7 Articles of Organization and Limited Liability Company Agreement of the Surviving Company. The articles of organization of Merger Sub (the “Articles of Organization”) as in effect immediately prior to the Effective Time shall be the articles of organization of the Surviving Company until thereafter amended in accordance with applicable law. The limited liability company agreement of Merger Sub (the “LLC Agreement”) as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Company until thereafter amended in accordance with applicable law.

1.8 Bylaws of Huntington; Governance. At the Effective Time, the Huntington Bylaws, as amended to reflect the terms of Exhibit A hereof, shall be the Bylaws of Huntington until thereafter amended in accordance with applicable law. Prior to the Effective Time, Huntington shall take all actions necessary to adopt the amendment to the By-laws of Huntington provided for in Exhibit A hereto and to effect the requirements and adopt the resolutions referenced therein. On or prior to the Effective Time, Huntington’s Board of Directors shall cause the number of directors that will comprise the full Board of Directors of Huntington to be fifteen (15). The initial Board of Directors of Huntington at the Effective Time shall be comprised of nine (9) current non-employee Huntington directors designated by Huntington, the current Chief Executive Officer of Huntington, four (4) current non-employee Sky directors designated by Sky, and the current Chief Executive Officer of Sky. In accordance with, and to the extent provided in, the By-laws of Huntington (as amended as provided in Exhibit A), (i) effective as of the Effective Time, Mr. Thomas E. Hoaglin shall continue to serve as Chairman of the Board and Chief Executive Officer of Huntington, and Mr. Mr. Marty E. Adams shall become President and Chief Operating Officer of Huntington, and (ii) Mr. Adams shall be the successor to Mr. Hoaglin as Chief Executive Officer of Huntington, with such succession to become effective as of December 31, 2009 or any such earlier date as of which Mr. Hoaglin ceases for any reason to serve in the position of Chief Executive Officer of Huntington.

1.9 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.10 Dissenting Shares. No outstanding shares of Sky Common Stock as to which rights have been asserted pursuant to Section 1701.85 of the OGCL and duly perfected in accordance therewith and not effectively withdrawn (“Dissenting Shares”) shall be converted into or represent a right to receive the Merger Consideration in the Merger, and the holder thereof shall be entitled only to such rights as are granted by the OGCL. Sky shall give Huntington and Merger Sub (i) prompt notice upon receipt by Sky of the assertion of any such rights and of withdrawals thereof (any holder of such shares, a “Dissenting Shareholder”) and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands or notices. Sky shall not, without the prior written consent of Huntington and Merger Sub, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands. If any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment, such holder’s shares of the Sky Common Stock shall be converted into a right to receive the Merger Consideration in accordance with Section 1.4(a) and the other applicable provisions of this Agreement.

1.11 Headquarters of Huntington and the Surviving Company. From and after the Effective Time, the location of the headquarters and principal executive offices of Huntington and the Surviving Company shall be Columbus, Ohio.

ARTICLE II

EXCHANGE OF SHARES

2.1 Huntington to Make Merger Consideration Available. As promptly as practicable following the Effective Time, Huntington shall deposit, or shall cause to be deposited, with a bank or trust company Subsidiary of Huntington, or another bank or trust company reasonably acceptable to each of Sky and Huntington (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, (i) certificates representing the shares of Huntington Common Stock sufficient to deliver the aggregate Stock Consideration, (ii) immediately available funds equal to any dividends or distributions payable in accordance with Section 2.2(b), (iii) immediately available funds equal to the aggregate Cash Consideration and (iv) cash in lieu of any fractional shares (such cash and certificates for shares of Huntington Common Stock, collectively being referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(e) in exchange for outstanding shares of Sky Common Stock (other than Dissenting Shares).

2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of one or more Certificates (except to the extent representing Dissenting Shares) a letter of transmittal in customary form as prepared by Huntington and reasonably acceptable to Sky (which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and any cash in lieu of fractional shares into which the shares of Sky Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing the number of whole shares of Huntington Common Stock to which such holder of Sky Common Stock shall have become entitled pursuant to the provisions of Article I, (ii) a check representing the amount of the aggregate Cash Consideration (rounded up to the nearest whole cent) and any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II, and (iii) a check representing the amount of any dividends or distributions then payable pursuant to Section 2.2(b)(i), and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. Until so surrendered, each Certificate shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration, together with any cash in lieu of fractional shares and any dividends or distributions as contemplated by Section 2.2(b).

(b) No dividends or other distributions declared with respect to Huntington Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive (i) the amount of any dividends or distributions with a record date prior to the Effective Time which have been declared by Sky in respect of the shares of Sky Common Stock after the date of this Agreement in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid, without any interest thereon, with respect to the whole shares of Huntington Common Stock represented by such Certificate, and (iii), at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, with respect to shares of Huntington Common Stock represented by such Certificate.

(c) If any certificate representing shares of Huntington Common Stock is to be issued in, or any cash is paid to, a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition to the issuance or payment thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the payment or issuance in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Sky of the shares of Sky Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Sky Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

(e) Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Huntington Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Huntington Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Huntington. In lieu of the issuance of any such fractional share, Huntington shall pay to each former shareholder of Sky who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) Huntington Closing Price by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Huntington Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Sky as of the first anniversary of the Effective Time shall be paid to Huntington. Any former shareholders of Sky who have not theretofore complied with this Article II shall thereafter look only to Huntington for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions payable in accordance with Section 2.2(b) in respect of each share of Sky Common Stock, as the case may be, such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Huntington, Merger Sub, Sky, the Exchange Agent or any other person shall be liable to any former holder of shares of Sky Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Huntington, the posting by such person of a bond in such amount as Huntington may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

2.3 Withholding Rights. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Huntington) shall be entitled to deduct and withhold from any cash portion of the Merger Consideration, any cash in lieu of fractional shares of Huntington Common Stock, cash dividends or distributions payable pursuant to Section 2.2(b) hereof and any other cash amounts otherwise payable pursuant to this Agreement to any holder of Sky Common Stock such amounts as the Exchange Agent or Huntington, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Huntington, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Sky Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Huntington, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SKY

Except as disclosed in a correspondingly numbered section of the disclosure schedule (the “Sky Disclosure Schedule”) delivered by Sky to Huntington and Merger Sub prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Sky’s covenants contained herein, provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on Sky), Sky hereby represents and warrants to Huntington and Merger Sub as follows:

3.1 Corporate Organization.

(a) Sky is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. Sky has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) Sky is duly registered as a bank holding company and is a financial holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the Amended and Restated Articles of Incorporation of Sky (the “Sky Articles”) and the Amended and Restated Regulations of Sky (the “Sky Regulations”), as in effect as of the date of this Agreement, have previously been made available to Huntington.

(c) Each of Sky’s Subsidiaries (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) – (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Sky. As used in this Agreement, (i) the word “Subsidiary” when used with respect to either party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “Sky Subsidiary” and “Huntington Subsidiary” shall mean any direct or indirect Subsidiary of Sky or Huntington, respectively, and (ii) the term “Material Adverse Effect” means, with respect to Huntington, Merger Sub, Sky or the Surviving Company, as the case may be, a material adverse effect on (A) the business, results of operations or financial condition of such party and its Subsidiaries (as defined above) taken as a whole (provided, however, that, with respect to this clause (A), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (1) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by courts or Governmental Entities (as defined in Section 3.4), (3) actions or omissions of Huntington, Merger Sub or Sky taken with the prior written consent of the other or required hereunder, (4) changes, after the date hereof, in general economic or market conditions affecting banks or their holding companies generally except to the extent that such changes have a materially disproportionate adverse effect on such party, or (5) consummation or public disclosure of the transactions contemplated hereby), or (B) the ability of such party to timely consummate the transactions contemplated by this Agreement. Section 3.1(c) of the Sky Disclosure Schedule sets forth all material nonconsolidated subsidiaries of Sky.

3.2 Capitalization. (a) The authorized capital stock of Sky consists of 350,000,000 shares of Sky Common Stock, of which, as of December 18, 2006, 116,713,521 shares were issued and outstanding, and 10,000,000 shares of serial preferred stock, par value $10.00 per share, of which as of the date hereof, no shares were issued and outstanding. As of December 18, 2006, 1,731,463 shares of Sky Common Stock were held in Sky’s treasury. As of December 18, 2006, no shares of Sky Common Stock were reserved for issuance except for 7,431,645 shares of Sky Common Stock reserved for issuance upon the exercise of Sky Stock Options issued pursuant to the Sky Stock Plans. All of the issued and outstanding shares of Sky Common Stock have been, and all shares of Sky Common Stock that may be issued upon the exercise of the Sky Stock Options will be, when issued in accordance with the terms thereof, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement, the Sky Stock Plans and the Shareholder Rights Agreement dated as of July 21, 1998 by and between Sky and The Citizens Banking Company (the “Shareholder Rights Agreement”), Sky does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Sky Common Stock or any other equity securities of Sky or any securities representing the right to purchase or otherwise receive any shares of Sky Common Stock. Sky has provided Huntington with a true and complete list of all the Sky Stock Options outstanding under the Sky Stock Plans as of December 18, 2006, the number of shares subject to each such Sky Stock Option, the grant date of each such Sky Stock Option, the vesting schedule of each such Sky Stock Option and the exercise price for each such Sky Stock Option; since December 18, 2006 through the date hereof, Sky has not issued or awarded, or authorized the issuance or award of, any options, restricted stock or other equity-based awards under the Sky Stock Plans.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Sky are owned by Sky, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (other than Liens for property Taxes not yet due and payable, “Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. §§ 55) and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation. (a) Sky has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Sky. The Board of Directors of Sky has determined that this Agreement and the transactions contemplated hereby are in the best interests of Sky and its shareholders and has directed that this Agreement and the transactions contemplated by this Agreement be submitted to Sky’s shareholders for adoption at a duly held meeting of such shareholders and, except for the approval of this Agreement and the transactions contemplated by this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Sky Common Stock entitled to vote on such proposal at such meeting at which a quorum is present, no other corporate proceedings on the part of Sky are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Sky and (assuming due authorization, execution and delivery by Huntington and Merger Sub) constitutes the valid and binding obligation of Sky, enforceable against Sky in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Neither the execution and delivery of this Agreement by Sky nor the consummation by Sky of the transactions contemplated hereby, nor compliance by Sky with any of the terms or provisions of this Agreement, will (i) violate any provision of the Sky Articles or the Sky Regulations or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction (as defined in Section 7.1(e)) applicable to Sky, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Sky or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Sky or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Sky.

3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and the Federal Reserve Act, as amended, and approval of such applications and notices, and, in connection with the merger of the national and/or state Bank Subsidiaries of Sky and Huntington, the filing of applications and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”) or the Division of Financial Institutions of the Ohio Department of Commerce (the “Ohio DFI”) and the Federal Reserve Board, and approval of such applications and notice, (ii) the filing of any required applications or notices with any foreign or state banking, insurance or other regulatory authorities and approval of such applications and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement in definitive form relating to the meetings of Sky’s shareholders and Huntington’s stockholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Joint Proxy Statement”) and of a registration statement on Form S-4 (the “Form S-4”) in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with and the acceptance for record by the SDAT pursuant to the MLLCA and the filing of the Certificate of Merger with the Secretary of State of the State of Ohio pursuant to the OGCL, (v) any notices to or filings with the Small Business Administration (the “SBA”), (vi) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents and the rules and regulations thereunder and of any applicable industry self-regulatory organization (“SRO”), and the rules of the Nasdaq, or that are required under consumer finance, mortgage banking and other similar laws, (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Huntington Common Stock pursuant to this Agreement, (ix) the adoption of this Agreement by the requisite vote of shareholders of Sky and (x) filings, if any, required as a result of the particular status of Huntington or Merger Sub, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Sky of this Agreement and (B) the consummation by Sky of the Merger and the other transactions contemplated by this Agreement.

3.5 Reports. Sky and each of its Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2004 with (i) the Federal Reserve Board, (ii) the Federal Deposit Insurance Corporation, (iii) the OCC or any state regulatory authority, (iv) the SEC, (v) any foreign regulatory authority and (vi) any SRO (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2004, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Sky and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Sky, investigation into the business or operations of Sky or any of its Subsidiaries since January 1, 2004. There (i) is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Sky or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Sky since January 1, 2004.

3.6 Financial Statements. Sky has previously made available to Huntington copies of (i) the consolidated balance sheets of Sky and its Subsidiaries as of December 31, 2003, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended as reported in Sky’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (as amended prior to the date hereof, the “Sky 2005 10-K”) filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), accompanied by the audit reports of Deloitte & Touche LLP, independent public accountants with respect to Sky for the years ended December 31, 2003, 2004 and 2005, and (ii) the unaudited consolidated balance sheets of Sky and its Subsidiaries as of September 30, 2005 and 2006, and the related consolidated statements of income, changes in shareholders equity and cash flows of the three- and nine-month periods then ended, as reported in Sky’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 (the “Sky 10-Q”). The December 31, 2005 consolidated balance sheet of Sky (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of Sky and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations, cash flows and changes in shareholders equity and consolidated financial position of Sky and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to normal year-end audit adjustments in amounts consistent with past experience in the case of unaudited statements; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Sky and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

3.7 Broker’s Fees. Neither Sky nor any Sky Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Sandler O’Neill & Partners, L.P.; and a true and complete copy of the agreement with respect to such engagement has previously been made available to Huntington.

3.8 Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or as publicly disclosed in the Forms 10-K, 10-Q and 8-K and any registration statements, proxy statements or prospectuses comprising the Sky Reports (as defined in Section 3.12) filed prior to the date of this Agreement, since December 31, 2005 through the date hereof, Sky and its Subsidiaries have conducted their respective businesses, in all material respects, only in the ordinary course consistent with past practice and there has not been:

(a) any Material Adverse Effect with respect to Sky;

(b) any issuance or awards of Sky Stock Options, restricted shares or other equity-based awards in respect of Sky Common Stock to any director, officer or employee of Sky or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice;

(c) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Sky’s capital stock, other than regular quarterly cash dividends not in excess of $0.25 per share on Sky Common Stock;

(d) except as required by the terms of any Sky Benefit Plans (as defined below) or by applicable Law, (i) any granting by Sky or any of its Subsidiaries to any current or former director, officer or employee of any increase in compensation, bonus or other benefits, except for any such increases to employees who are not current or former directors or officers in the ordinary course of business consistent with past practice, (ii) any granting by Sky or any of its Subsidiaries to any current or former director or officer of any increase in severance or termination pay, or (iii) any entry by Sky or any of its Subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any current or former director or officer;

(e) any change in any material respect in accounting methods, principles or practices by Sky affecting its assets, liabilities or business, other than changes after the date hereof to the extent required by a change in GAAP or regulatory accounting principles;

(f) any material Tax election or change in or revocation of any material Tax election, material amendment to any Tax return, closing agreement with respect to a material amount of Taxes, or settlement or compromise of any material income Tax liability by Sky or its Subsidiaries;

(g) any material change in its investment or risk management or other similar policies; or

(h) any agreement or commitment (contingent or otherwise) to do any of the foregoing.

3.9 Legal Proceedings. (a) Except as set forth in Section 3.9 of the Sky Disclosure Schedule, there is no pending, or, to Sky’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any individual, partnership, corporation, trust, joint venture, organization or other entity (collectively, “Person”) or Governmental Entity that is material to Sky and its Subsidiaries, taken as a whole, in each case with respect to Sky or any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations.

(b) There is no material Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries) imposed upon Sky, any of its Subsidiaries or the assets of Sky or any of its Subsidiaries.

3.10 Taxes and Tax Returns. (a) Each of Sky and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has timely paid or withheld all Taxes shown thereon as arising and has duly and timely paid or withheld all material Taxes that are due and payable or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Sky’s most recent consolidated financial statements. Neither Sky nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. The federal income Tax Returns of Sky and its Subsidiaries have been examined by the Internal Revenue Service (the “IRS”) for all years to and including 2004. All assessments for Taxes of Sky or any of its Subsidiaries due with respect to completed and settled examinations or any concluded litigation have been fully paid. There are no disputes, audits, examinations or proceedings pending, or claims asserted, for material Taxes upon Sky or any of its Subsidiaries. There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of the assets of Sky or any of its Subsidiaries. Neither Sky nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Sky and its Subsidiaries). Neither Sky nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Sky) or (B) has any liability for the Taxes of any person (other than Sky or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by contract or otherwise. Neither Sky nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither Sky nor any of its Subsidiaries has been a party to any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). No share of Sky Common Stock is owned by a Subsidiary of Sky. Sky is not and has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employee Benefits. For purposes of this Agreement, the following terms shall have the following meaning:

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code other than such liabilities that arise solely out of, or relate solely to, the Sky Benefit Plans.

A “Sky Benefit Plan” means any material employee benefit plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of Sky or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Sky or any of its Subsidiaries or to which Sky or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Sky Employment Agreement” means a contract, offer letter or agreement of Sky or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which Sky or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Sky Plan” means any Sky Benefit Plan other than a Multiemployer Plan.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(a) Section 3.11(a) of the Sky Disclosure Schedule includes a complete list of all material Sky Benefit Plans and all material Sky Employment Agreements.

(b) With respect to each Sky Plan, Sky has delivered or made available to Huntington a true, correct and complete copy of: (i) each writing constituting a part of such Sky Plan, including without limitation all plan documents, employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and (vi) the most recent determination letter from the IRS, if any. Sky has delivered or made available to Huntington a true, correct and complete copy of each material Sky Employment Agreement.

(c) All material contributions required to be made to any Sky Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Sky Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements to the extent required by GAAP. Each Sky Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(d) With respect to each Sky Plan, Sky and its Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such Sky Plans. Each Sky Plan has been administered in all material respects in accordance with its terms. There is not now, nor do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Sky Plan or the imposition of any material lien on the assets of Sky or any of its Subsidiaries under ERISA or the Code. Section 3.11(d) of the Sky Disclosure Schedule identifies each Sky Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Sky Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Sky Qualified Plan and the related trust that has not been revoked or Sky is entitled to rely on a favorable opinion issued by the IRS, and, to the knowledge of Sky, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Sky Qualified Plan or the related trust. No trust funding any Sky Plan is intended to meet the requirements of Code Section 501(c)(9). None of Sky and its Subsidiaries nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Sky Plans or their related trusts, Sky, any of its Subsidiaries or any person that Sky or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) With respect to each Sky Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and, (ii) except as would not have, individually or in the aggregate, a Material Adverse Effect: (A) the fair market value of the assets of such Sky Plan equals or exceeds the actuarial present value of all accrued benefits under such Sky Plan (whether or not vested) on a termination basis; (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (C) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (D) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or would reasonably be expected to be incurred by Sky or any of its Subsidiaries; and (E) the PBGC has not instituted proceedings to terminate any such Sky Plan and, to Sky’s knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Sky Plan.

(f) (i) No Sky Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of Sky and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of Sky and its Subsidiaries nor any of their respective ERISA Affiliates has incurred, during the last six years, any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of Sky or any of its Subsidiaries following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the Sky Benefit Plans. Without limiting the generality of the foregoing, neither Sky nor any of its Subsidiaries, nor, to Sky’s knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(g) Sky and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Sky and its Subsidiaries.

(h) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Sky or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.

(i) No labor organization or group of employees of Sky or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to Sky’s knowledge, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. Each of Sky and its Subsidiaries is in material compliance with all applicable laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

3.12 SEC Reports. Sky has previously made available to Huntington an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 2004 by Sky with the SEC pursuant to the Securities Act or the Exchange Act (the “Sky Reports”), and prior to the date of this Agreement and (ii) communication mailed by Sky to its shareholders since January 1, 2004 and prior to the date of this Agreement, and no such Sky Report or communication, as of the date of such Sky Report or communication, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2004, as of their respective dates, all Sky Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

3.13 Compliance with Applicable Law. (a) Sky and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Sky or any of its Subsidiaries (including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorist (USA Patriot) Act of 2001, the Bank Secrecy Act and applicable limits on loans to one borrower), except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Sky.

(b) Except as is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Sky, Sky and each Sky Subsidiary have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Sky, any Sky Subsidiary, or any director, officer or employee of Sky or of any Sky Subsidiary, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Sky, and, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Sky, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c) Since the enactment of the Sarbanes-Oxley Act, Sky has been in compliance in all material respects with (i) applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq.

3.14 Certain Contracts. (a) Except as set forth in the exhibit index for Sky’s Annual Report on Form 10-K for the year ended December 31, 2005 or as permitted pursuant to Section 5.2 hereof or as set forth on Section 3.14 of Sky Disclosure Schedule, neither Sky nor any of its Subsidiaries is a party to or bound by (i) any agreement relating to the incurring of Indebtedness (as defined below) by Sky or any of its Subsidiaries in an amount in excess in the aggregate of $20,000,000, other than those having a term of 30 days or less and other than deposit liabilities (collectively, “Sky Instruments of Indebtedness”), (ii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) any non-competition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any material respect (A) the ability of Sky or its Subsidiaries to solicit customers or (B) the manner in which, or the localities in which, all or any portion of the business of Sky and its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Huntington and its Subsidiaries, is or would be conducted, (iv) any contract or agreement providing for any payments that are conditioned, in whole or in part, on a change of control of Sky or any of its Subsidiaries, (v) any collective bargaining agreement, (vi) any agreement providing for the indemnification by Sky or a Subsidiary of Sky of any Person other than customary agreements with directors or officers of Sky and other than with vendors providing goods or services to Sky or its Subsidiaries where the potential indemnity obligations thereunder are not reasonably expected to be material to Sky, (vii) any joint venture or partnership agreement material to Sky, (viii) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Sky or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, (ix) any employment agreement with, or any agreement or arrangement that contains any severance pay or post-employment liabilities or obligations to, any current or former director, officer or employee of Sky or its Subsidiaries, (x) any material agreement regarding any agent bank or other similar relationships with respect to lines of business, (xi) any material agreement that contains a “most favored nation” clause or other term providing preferential pricing or treatment to a third party, (xii) any agreement material to Sky and its Subsidiaries taken as a whole pertaining to the use of or granting any right to use or practice any rights under any Intellectual Property, whether Sky or its Subsidiary is the licensee or licensor thereunder, (xiii) any agreement pursuant to which Sky or any of its Subsidiaries leases real property, (xiv) any contract or agreement material to Sky and its Subsidiaries taken as a whole providing for the outsourcing or provision of servicing of customers, technology or product offerings of Sky or its Subsidiaries, and (xv) any contract or other agreement not made in the ordinary course of business which (A) is material to Sky and its Subsidiaries taken as a whole or (B) which would reasonably be expected to materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (the agreements, contracts and obligations of the type described in clauses (i) through (xv) being referred to herein as “Sky Material Contracts”).

(b) Each Sky Material Contract is valid and binding on Sky (or, to the extent a Subsidiary of Sky is a party, such Subsidiary) and, to the knowledge of Sky, any other party thereto and is in full force and effect. Neither Sky nor any of its Subsidiaries is in breach or default under any Sky Material Contract except where any such breach or default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Sky and its Subsidiaries, taken as a whole. Neither Sky nor any Subsidiary of Sky knows of, or has received notice of, any violation or default under (nor, to the knowledge of Sky, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Sky Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Sky and its Subsidiaries, taken as a whole. Prior to the date hereof, Sky has made available to Huntington true and complete copies of all Sky Material Contracts. There are no provisions in any Sky Instrument of Indebtedness that provide any restrictions on the repayment of the outstanding Indebtedness thereunder, or that require that any financial payment (other than payment of outstanding principal and accrued interest) be made in the event of the repayment of the outstanding Indebtedness thereunder prior to expiration. For purposes of this Agreement, “Indebtedness” of a Person means (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes and similar agreements, (iii) all leases of such Person capitalized pursuant to GAAP, and (iv) all obligations of such Person under sale-and-lease back transactions, agreements to repurchase securities sold and other similar financing transactions.

3.15 Agreements with Regulatory Agencies. Neither Sky nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2004, a recipient of any supervisory letter from, or since January 1, 2004, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries (each item in this sentence, whether or not set forth in the Sky Disclosure Schedule, a “Sky Regulatory Agreement”), nor has Sky or any of its Subsidiaries been advised since January 1, 2004 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Sky Regulatory Agreement. Each depository institution Subsidiary (“Bank Subsidiary”) of Sky is, and to the knowledge of Sky, there has not been any event or occurrence since January 1, 2004 that could reasonably be expected to result in a determination that any such Bank Subsidiary is not “well capitalized” and “well managed” as a matter of U.S. federal banking law. Each Bank Subsidiary of Sky has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

3.16 Derivative Transactions. Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Sky, (i) all Derivative Transactions, whether entered into for the account of Sky or for the account of a customer of Sky or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and other policies, practices and procedures employed by Sky and its Subsidiaries and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Sky or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect, (ii) Sky and its Subsidiaries have duly performed their obligations thereunder to the extent that such obligations to perform have accrued, and, (iii) to Sky’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. A “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.17 Undisclosed Liabilities. Except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Sky included in the Sky 10-Q (including any notes thereto) (ii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby and (iii)for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2006, since such date, neither Sky nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that has had or is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Sky.

3.18 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Sky of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against Sky, which liability or obligation is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Sky. To the knowledge of Sky, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Sky. Sky is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Sky.

3.19 Real Property.

(a) Each of Sky and its Subsidiaries has good title free and clear of all Liens to all real property owned by such entities (the “Owned Properties”), except for Liens that do not materially detract from the present use of such real property.

(b) A true and complete copy of each agreement pursuant to which Sky or any of its Subsidiaries leases any real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Leases”) has heretofore been made available to Huntington. Each Lease is valid, binding and enforceable against Sky or its applicable Subsidiary in accordance with its terms and is in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). There are no defaults by Sky or any of its Subsidiaries, as applicable, under any of the Leases which, in the aggregate, would result in the termination of such Leases and a Material Adverse Effect on Sky. The consummation of the transactions contemplated by this Agreement will not cause defaults under the Leases, except for any such default which would not individually or in the aggregate, have a Material Adverse Effect on Sky and its Subsidiaries taken as a whole.

(c) The Owned Properties and the properties (the “Leased Properties”) leased pursuant to the Leases constitute all of the real estate on which Sky and its Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement, except for locations the loss of which would not result in a Material Adverse Effect on Sky and its Subsidiaries taken as a whole.

(d) A true and complete copy of each agreement pursuant to which Sky or any of its Subsidiaries leases real property to a third party (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Third Party Leases”) has heretofore been made available to Huntington. Each Third Party Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). There are no existing defaults by the tenant under any Third Party Lease which, in the aggregate, would result in the termination of such Third Party Leases except for any such default which would not reasonably be expected to result in a Material Adverse Effect on Sky and its Subsidiaries taken as a whole.

3.20 State Takeover Laws. The Board of Directors of Sky has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions the provisions of Chapter 1704 and Section 1707.043 of the OGCL and all other similar “takeover” or “interested shareholder” law. Sky has taken all action necessary so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the grant of any rights to any person under the Sky Shareholder Rights Agreement or enable or require the rights issuable thereunder to be exercised, distributed or triggered.

3.21 Reorganization. As of the date of this Agreement, Sky is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.22 Opinion. Prior to the execution of this Agreement, Sky has received an opinion from Sandler O’Neill & Partners, L.P. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the shareholders of Sky from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.23 Internal Controls. (a) None of Sky or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. Sky and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b) Sky (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Sky including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Sky by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Sky’s outside auditors and the audit committee of Sky’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Sky’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Sky’s internal controls over financial reporting. These disclosures were made in writing by management to Sky’s auditors and audit committee and a copy has previously been made available to Huntington. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), without qualification, when next due.

(c) Since December 31, 2005, (i) through the date hereof, neither Sky nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Sky or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Sky or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Sky or any of its Subsidiaries, whether or not employed by Sky or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Sky or any of its officers, directors, employees or agents to the Board of Directors of Sky or any committee thereof or to any director or officer of Sky.

3.24 Insurance. Sky and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices.

3.25 Sky Information. The information relating to Sky and its Subsidiaries contained in the Joint Proxy Statement and the Form S-4, or that is provided by Sky or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Huntington, Merger Sub or any of their Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.26 Investment Securities. Except where failure to be true would not reasonably be expected to have a Material Adverse Effect on Sky, (a) each of Sky and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Sky or its Subsidiaries, and such securities are valued on the books of Sky in accordance with GAAP in all material respects, and (b) Sky and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures which Sky believes are prudent and reasonable in the context of such businesses.

3.27 Loan Portfolio. (a) Section 3.27 of the Sky Disclosure Schedule sets forth (i) the aggregate outstanding principal amount, as of November 30, 2006, of all loan agreements, notes or borrowing arrangements (including leases and credit enhancements) payable to Sky or its Subsidiaries (collectively, “Loans”), other than “non-accrual” Loans, and (ii) the aggregate outstanding principal amount, as of November 30, 2006, of all “non-accrual” Loans. As of November 30, 2006, Sky and its Subsidiaries, taken as a whole, did not have outstanding Loans and assets classified as “Other Real Estate Owned” with an aggregate then outstanding, fully committed principal amount in excess of that amount set forth on Section 3.27 of the Sky Disclosure Schedule.

(b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All Loans originated by Sky or its Subsidiaries, and all such Loans purchased, administered or serviced by Sky or its Subsidiaries, were made or purchased and/or are administered or serviced, as applicable, in accordance with customary lending standards of Sky or its Subsidiaries, as applicable. All such Loans (and any related guarantees) and payments due thereunder are, and on the Effective Date will be, free and clear of any Lien, and Sky or its Subsidiaries has complied in all material respects, and on the Effective Date will have complied in all material respects, with all laws and regulations relating to such Loans.

(c) None of the agreements pursuant to which Sky or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) Each of Sky and each Sky Subsidiary, as applicable, is approved by and is in good standing as a seller/servicer by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation to originate and service conventional residential mortgage Loans (each such entity being referred to herein as an “Agency” and, collectively, the “Agencies”).

(e) None of Sky or any of its Subsidiaries is now nor has it ever been since January 1, 2004 subject to any fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from any Agency or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. Neither Sky nor any of its Subsidiaries has received any notice that any Agency proposes to limit or terminate the underwriting authority of Sky or any of its Subsidiaries or to increase the guarantee fees payable to any such Agency.

(f) Each of Sky and its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of mortgage and consumer Loans.

3.28 Intellectual Property. Sky and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in the conduct of its business as currently conducted that is material to Sky and its Subsidiaries, taken as a whole. Except as would not reasonably be expected to have a Material Adverse Effect on Sky, (i) the use of any Intellectual Property by Sky and its Subsidiaries does not, to the knowledge of Sky, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Sky or any Subsidiary acquired the right to use any Intellectual Property; (ii) no person is challenging, infringing on or otherwise violating any right of Sky or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Sky or its Subsidiaries; and (iii) neither Sky nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by Sky and its Subsidiaries and no Intellectual Property owned and/or licensed by Sky or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HUNTINGTON AND MERGER SUB

Except as disclosed in a correspondingly numbered section of the disclosure schedule (the “Huntington Disclosure Schedule”) delivered by Huntington and Merger Sub to Sky prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Huntington’s covenants contained herein, provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on Huntington or Merger Sub), Huntington and Merger Sub, jointly and severally, hereby represent and warrant to Sky as follows:

4.1 Corporate Organization. (a) Huntington is a corporation duly organized, validly existing under the laws of the State of Maryland and in good standing with SDAT. Huntington has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) Huntington is duly registered as a bank holding company and is a financial holding company under the BHC Act. True and complete copies of the Charter (the “Huntington Charter”) and Bylaws of Huntington (“Huntington Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Sky.

(c) Each Huntington Subsidiary (including, without limitation, Merger Sub) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) – (iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington. Merger Sub was formed solely for the purposes of engaging in the transactions contemplated by this Agreement, and since its date of formation, has not engaged in any activities nor conducted its operation other than in connection with or as contemplated by this Agreement. True and complete copies of Merger Sub’s Articles of Organization and LLC Agreement, in effect as of the date of this Agreement, have previously been made available to Sky. Section 4.1(c) of the Huntington Disclosure Schedule sets forth all material nonconsolidated subsidiaries of Huntington.

4.2 Capitalization. (a) The authorized capital stock of Huntington consists of 500,000,000 shares of Huntington Common Stock, of which, as of December 15, 2006, 235,220,512 shares were issued and outstanding, and 6,617,808 shares of preferred stock, no par value (the “Huntington Preferred Stock”), of which, as of the date hereof, no shares were issued and outstanding. As of December 15, 2006, no more than 22,645,743 shares of Huntington Common Stock were held in Huntington’s treasury. As of the date hereof, no shares of Huntington Common Stock or Huntington Preferred Stock were reserved for issuance, except for 26,513,240 shares of Huntington Common Stock reserved for issuance upon exercise of options issued pursuant to employee and director stock plans of Huntington in effect as of the date of this Agreement (the “Huntington Stock Plans”). All of the issued and outstanding shares of Huntington Common Stock have been, and all shares of Huntington Common Stock that may be issued pursuant to the Huntington Stock Plans will be, when issued in accordance with the terms thereof, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The total equity interests in Merger Sub consists of 100 outstanding membership units (“Merger Sub Units”). All Merger Sub Units are been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement and the Huntington Stock Plans, Huntington does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Huntington Common Stock or Merger Sub Units or any other equity securities of Huntington or Merger Sub or any securities representing the right to purchase or otherwise receive any shares of Huntington Common Stock or Merger Sub Units. The shares of Huntington Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of Huntington are owned by Huntington, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. §§ 55) and free of preemptive rights. No such significant subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such subsidiary.

4.3 Authority; No Violation. (a) Huntington has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Huntington. The Board of Directors of Huntington has determined that this Agreement and the transactions contemplated hereby are in the best interests of Huntington and its stockholders and has directed that the issuance of Huntington Common Stock in connection with the Merger be submitted to Huntington’s stockholders for approval at a duly held meeting of such stockholders and, except for the approval of such issuance by the affirmative vote of a majority of votes cast on such proposal at such meeting, no other corporate proceedings on the part of Huntington are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Huntington and (assuming due authorization, execution and delivery by Sky) constitutes the valid and binding obligation of Huntington, enforceable against Huntington in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Merger Sub has full limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the sole member of Merger Sub, and no other proceedings on the part of Merger Sub are necessary to authorize the execution and delivery of this Agreement by Merger Sub and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Merger Sub and (assuming due authorization, execution and delivery by Sky) constitutes the valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(c) Neither the execution and delivery of this Agreement by Huntington or Merger Sub, nor the consummation by Huntington or Merger Sub of the transactions contemplated hereby, nor compliance by Huntington or Merger with any of the terms or provisions of this Agreement, will (i) violate any provision of the Huntington Charter or the Huntington Bylaws, (ii) violate any provision of Merger Sub’s Articles of Organization or LLC Agreement or (iii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Huntington, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Huntington or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Huntington or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (iii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and the Federal Reserve Act, as amended, and approval of such applications and notices, and, in connection with the merger of the national and/or state Bank Subsidiaries of Sky and Huntington, the filing of applications and notices, as applicable, with the OCC or the Ohio DFI and the Federal Reserve Board and approval of such applications and notice, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Joint Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with and acceptance for record by the SDAT pursuant to the MLLCA and the filing of the Certificate of Merger with the Secretary of State of the State of Ohio pursuant to the OGCL, (v) any notices to or filings with the SBA, (vi) any notices or filings under the HSR Act, (vii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents and the rules and regulations thereunder and of any applicably industry SRO, and the rules of the Nasdaq, or that are required under consumer finance, mortgage banking and other similar laws, (viii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Huntington Common Stock pursuant to this Agreement and approval of listing such Huntington Common Stock on the Nasdaq Stock Market, (ix) the approval of the issuance of Huntington Common Stock in connection with the Merger by the requisite vote of stockholders of Huntington, and (x) filings, if any, required as a result of the particular status of Sky, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Huntington or Merger Sub of this Agreement and (B) the consummation by Huntington or Merger Sub of the Merger and the other transactions contemplated by this Agreement.

4.5 Reports. Huntington and each of its Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2004 with the Regulatory Agencies and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2004, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Huntington and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Huntington, investigation into the business or operations of Huntington or any of its Subsidiaries since January 1, 2004. There (i) is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Huntington or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Huntington since January 1, 2004.

4.6 Financial Statements. Huntington has previously made available to Sky copies of (i) the consolidated balance sheet of Huntington and its Subsidiaries as of December 31, 2003, 2004 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended as reported in Huntington’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (as amended prior to the date hereof, the “Huntington 2005 10-K”) filed with the SEC under the Exchange Act, accompanied by the audit report of Ernst & Young LLP, independent public accountants with respect to the year ended December 31, 2003, and accompanied by the audit reports of Deloitte & Touche LLP, independent public accountants with respect to Huntington for the years ended December 31, 2004 and 2005, and (ii) the unaudited consolidated balance sheet of Huntington and its Subsidiaries as of September 30, 2005 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows of the three- and nine-month periods then ended, as reported in Huntington’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 (the “Huntington 10-Q”). The December 31, 2005 consolidated balance sheet of Huntington (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of Huntington and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations, cash flows and changes in stockholders’ equity and consolidated financial position of Huntington and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject to normal year-end audit adjustments in amounts consistent with past experience in the case of unaudited statements; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Huntington and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

4.7 Broker’s Fees. Neither Huntington nor any Huntington Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokers fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Bear, Stearns & Co. Inc. and Lehman Brothers Inc., all of the fees and expenses of which shall be the sole responsibility of Huntington.

4.8 Absence of Certain Changes or Events. Except as publicly disclosed in the Forms 10-K, 10-Q and 8-K comprising the Huntington Reports (as defined in Section 4.12) filed prior to the date of this Agreement, from December 31, 2005 through and including the date of this Agreement, (i) Huntington and the Huntington Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice and (ii) there has not been any Material Adverse Effect with respect to Huntington.

4.9 Legal Proceedings. (a) Except as set forth in Section 4.9 of the Huntington Disclosure Schedule, there is no pending, or, to Huntington’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity that is material to Huntington and its Subsidiaries, taken as a whole, in each case with respect to Huntington or any of its Subsidiaries or any of their respective properties or permits, licenses or authorizations, is pending or, to the knowledge of Huntington, threatened.

(b) There is no material Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries) imposed upon Huntington, any of its Subsidiaries or the assets of Huntington or any of its Subsidiaries.

4.10 Taxes and Tax Returns. Each of Huntington and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has timely paid or withheld all Taxes shown thereon as arising and has duly and timely paid or withheld all material Taxes that are due and payable or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Huntington’s most recent consolidated financial statements. There are no material disputes, audits, examinations or proceedings pending, or claims asserted, for Taxes or assessments upon Huntington or any of its Subsidiaries.

4.11 Employee Benefits. For purposes hereof, the following terms shall have the following meaning:

A “Huntington Benefit Plan” means any material employee benefit plan, program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of Huntington or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Huntington or any of its Subsidiaries or to which Huntington or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

“Huntington Employment Agreement” means a contract, offer letter or agreement of Huntington or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which Huntington or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Huntington Plan” means any Huntington Benefit Plan other than a Multiemployer Plan.

(a) Section 4.11(a) of the Huntington Disclosure Schedule includes a complete list of all material Huntington Benefit Plans and all material Huntington Employment Agreements.

(b) With respect to each Huntington Plan, Huntington has delivered or made available to Sky a true, correct and complete copy of: (i) each writing constituting a part of such Huntington Plan, including without limitation all plan documents, employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and (vi) the most recent determination letter from the IRS, if any. Huntington has delivered or made available to Sky a true, correct and complete copy of each material Huntington Employment Agreement.

(c) All material contributions required to be made to any Huntington Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Huntington Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements to the extent required by GAAP. Each Huntington Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(d) With respect to each Huntington Plan, Huntington and its Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such Huntington Plans. Each Huntington Plan has been administered in all material respects in accordance with its terms. There is not now, nor do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Huntington Plan or the imposition of any material lien on the assets of Huntington or any of its Subsidiaries under ERISA or the Code. Section 4.11(d) of the Huntington Disclosure Schedule identifies each Huntington Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Huntington Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Qualified Plan and the related trust that has not been revoked or Huntington is entitled to rely on a favorable opinion issued by the IRS, and, to the knowledge of Huntington, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Huntington Qualified Plan or the related trust. No trust funding any Huntington Plan is intended to meet the requirements of Code Section 501(c)(9). None of Huntington and its Subsidiaries nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Huntington Plans or their related trusts, Huntington, any of its Subsidiaries or any person that Huntington or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) With respect to each Huntington Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and, (ii) except as would not have, individually or in the aggregate, a Material Adverse Effect: (A) the fair market value of the assets of such Huntington Plan equals or exceeds the actuarial present value of all accrued benefits under such Huntington Plan

(whether or not vested) on a termination basis; (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (C) all premiums to the PBGC have been timely paid in full; (D) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or would reasonably be expected to be incurred by Huntington or any of its Subsidiaries; and (E) the PBGC has not instituted proceedings to terminate any such Huntington Plan and, to Huntington’s knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Huntington Plan.

(f) (i) No Huntington Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (ii) none of Huntington and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of Huntington and its Subsidiaries nor any of their respective ERISA Affiliates has incurred, during the last six years, any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability that would be a liability of Huntington or any of its Subsidiaries following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the Huntington Benefit Plans. Without limiting the generality of the foregoing, neither Huntington nor any of its Subsidiaries, nor, to Huntington’s knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(g) Huntington and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Huntington and its Subsidiaries.

(h) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Huntington or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.

(i) No labor organization or group of employees of Huntington or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to Huntington’s knowledge, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. Each of Huntington and its Subsidiaries is in material compliance with all applicable laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

4.12 SEC Reports. Huntington has previously made available to Sky an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive Proxy Statement filed since January 1, 2004 by Huntington with the SEC pursuant to the Securities Act or the Exchange Act (the “Huntington Reports”) and prior to the date of this Agreement and (ii) communication mailed by Huntington to its stockholders since January 1, 2004 and prior to the date of this Agreement, and no such Huntington Report or communication, as of the date of such Huntington Report or communication, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.

Since January 1, 2004, as of their respective dates, all Huntington Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

4.13 Compliance with Applicable Law. (a) Huntington and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Huntington or any of its Subsidiaries (including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorist (USA Patriot) Act of 2001, the Bank Secrecy Act and applicable limits on loans to one borrower), except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default is not reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on Huntington.

(b) Except as is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, Huntington and each Huntington Subsidiary have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Huntington, any Huntington Subsidiary, or any director, officer or employee of Huntington or of any Huntington Subsidiary, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, and, except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c) Since the enactment of the Sarbanes-Oxley Act, Huntington has been in compliance in all material respects with (i) applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq.

4.14 Certain Contracts. (a) Except as set forth in the exhibit index for Huntington’s Annual Report on Form 10-K for the year ended December 31, 2005 or as permitted pursuant to Section 5.3 hereof or as set forth on Section 4.14 of Huntington Disclosure Schedule, neither Huntington nor any of its Subsidiaries is a party to or bound by (i) any Instruments of Indebtedness by Huntington or any of its Subsidiaries in an amount in excess in the aggregate of $50,000,000, other than those having a term of 30 days or less and other than deposit liabilities (collectively, “Huntington Instruments of Indebtedness”), (ii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) any non-competition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any material respect (A) the ability of Huntington or its Subsidiaries to solicit customers or (B) the manner in which, or the localities in which, all or any portion of the business of Huntington and its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Sky and its Subsidiaries, is or would be conducted, (iv) any contract or agreement providing for any payments that are conditioned, in whole or in part, on a change of control of Huntington or any of its Subsidiaries, (v) any collective bargaining agreement, and (vi) any contract or other agreement not made in the ordinary course of business which (A) is material to Huntington and its Subsidiaries taken as a whole or (B) which would reasonably be expected to materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (the agreements, contracts and obligations of the type described in clauses (i) through (vi) being referred to herein as “Huntington Material Contracts”). There are no provisions in any Huntington Instrument of Indebtedness that provide any restrictions on the repayment of the outstanding Indebtedness thereunder, or that require that any financial payment (other than payment of outstanding principal and accrued interest) be made in the event of the repayment of the outstanding Indebtedness thereunder prior to expiration.

(b) Each Huntington Material Contract is valid and binding on Huntington (or, to the extent a Subsidiary of Huntington is a party, such Subsidiary) and, to the knowledge of Huntington, any other party thereto and is in full force and effect. Neither Huntington nor any of its Subsidiaries is in breach or default under any Huntington Material Contract except where any such breach or default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Huntington and its Subsidiaries taken as a whole. Neither Huntington nor any Subsidiary of Huntington knows of, or has received notice of, any violation or default under (nor, to the knowledge of Huntington, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Huntington Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Huntington and its Subsidiaries taken as a whole. Prior to the date hereof, Huntington has made available to Sky true and complete copies of all Huntington Material Contracts.

4.15 Agreements with Regulatory Agencies. Neither Huntington nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2004, a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2004, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries (each, whether or not set forth in the Huntington Disclosure Schedule, a “Huntington Regulatory Agreement”), nor has Huntington or any of its Subsidiaries been advised since January 1, 2004, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Huntington Regulatory Agreement. Each Bank Subsidiary of Huntington is, and to the knowledge of Huntington, there has not been any event or occurrence since January 1, 2004 that could reasonably be expected to result in a determination that any such Bank Subsidiary is not “well capitalized” and “well managed” as a matter of U.S. federal banking law. Each Bank Subsidiary of Huntington has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

4.16 Derivative Transactions. Except as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington, (i) all Derivative Transactions, whether entered into for the account of Huntington or for the account of a customer of Huntington or one of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and other policies, practices and procedures employed by Huntington and its Subsidiaries and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Huntington or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect, (ii) Huntington and each of its Subsidiaries have duly performed their obligations thereunder to the extent that such obligations to perform have accrued, and (iii) to Huntington’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.17 Undisclosed Liabilities. Except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Huntington included in the Huntington 10-Q (including any notes thereto), (ii) liabilities incurred in connection with this Agreement and the transactions contemplated thereby and (iii) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2006, since such date, neither Huntington nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on Huntington.

4.18 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on Huntington of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against Huntington, which liability or obligation is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington. To the knowledge of Huntington, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Huntington. Huntington is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Huntington.

4.19 Reorganization. As of the date of this Agreement, neither Huntington nor Merger Sub is aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.20 Internal Controls. (a) None of Huntington or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. Huntington and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b) Huntington (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Huntington including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Huntington by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Huntington’s outside auditors and the audit committee of Huntington’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Huntington’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Huntington’s internal controls over financial reporting. These disclosures were made in writing by management to Huntington’s auditors and audit committee and a copy has previously been made available to Huntington. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(c) Since December 31, 2005, (i) through the date hereof, neither Huntington nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Huntington or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Huntington or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Huntington or any of its Subsidiaries, whether or not employed by Huntington or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Huntington or any of its officers, directors, employees or agents to the Board of Directors of Huntington or any committee thereof or to any director or officer of Huntington.

4.21 Huntington Information. The information relating to Huntington and its Subsidiaries that is provided by Huntington and Merger Sub for inclusion in the Joint Proxy Statement and the Form S-4, or the information relating to Huntington and its Subsidiaries that is provided by Huntington or Merger Sub or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder in all material respects.

4.22 Opinion. Prior to the execution of this Agreement, Huntington has received an opinion from each of Bear Stearns and Lehman Brothers Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to Huntington from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.23 Cash Consideration. Huntington has available to it sufficient funds to pay the aggregate Cash Consideration.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, each of Huntington and Sky shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (iii) take no action that would reasonably be expected to prevent or materially impede or delay the obtaining of, or materially adversely affect the ability of the parties to obtain, any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

5.2 Sky Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Sky Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, Sky shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Huntington, which shall not be unreasonably withheld:

(a)(i) other than dividends and distributions by a direct or indirect Subsidiary of Sky to Sky or any direct or indirect wholly owned Subsidiary of Sky, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock (except for regular quarterly cash dividends with customary record dates and payment dates and not to exceed $0.25 per share on Sky Common Stock), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of Sky Stock Options or settlement of Sky Unit Awards that are outstanding as of the date hereof in accordance with their present terms, or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of Sky or any of its Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities (other than the issuance of Sky Common Stock upon the exercise of Sky Stock Options or settlement of Sky Stock Unit Awards that are outstanding as of the date hereof in accordance with their present terms, including the withholding of shares of Sky Common Stock to satisfy the exercise price or Tax withholding);

(b) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities, including any restricted shares of Sky Common Stock, or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, including any Sky Stock Options and Sky Unit Awards (other than the issuance of Sky Common Stock upon the exercise of Sky Stock Options or settlement of Sky Stock Unit Awards that are outstanding as of the date hereof in accordance with their present terms);

(c) amend its certificate of incorporation, by-laws or other comparable organizational documents;

(d)(i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets except inventory or other similar assets in the ordinary course of business consistent with past practice or (ii) open, acquire, close or sell any branches;

(e) sell, lease, license, mortgage or otherwise encumber or subject to any Lien, or otherwise dispose of any of its properties or assets other than securitizations and other transactions in the ordinary course of business consistent with past practice or create any security interest in such assets or properties other than in the ordinary course of business consistent with past practice;

(f) except for borrowings having a maturity of not more than 30 days under existing credit facilities (or renewals, extensions or replacements therefor that do not increase the aggregate amount available thereunder and that do not provide for any termination fees or penalties, prohibit pre-payments or provide for any pre-payment penalties, or contain any like provisions limiting or otherwise affecting the ability of Sky or its applicable Subsidiaries or successors from terminating or pre-paying such facilities, or contain financial terms less advantageous than existing credit facilities, and as they may be so renewed, extended or replaced, (“Credit Facilities”)) that are incurred in the ordinary course of business consistent with past practice and with respect to which Sky consults with Huntington on a basis not less frequently than weekly, or for borrowings under Credit Facilities or other lines of credit or refinancing of indebtedness outstanding on the date hereof in additional amounts not to exceed $20,000,000, incur any Indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person (other than Sky or any wholly owned Subsidiary thereof), or, other than in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any Person other than its wholly owned Subsidiaries and as a result of ordinary advances and reimbursements to employees and endorsements of banking instruments;

(g) change in any material respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, including any reserving, renewal or residual method, practice or policy, in each case, in effect on the date hereof, except as required by changes in GAAP or regulatory accounting principles;

(h) change in any material respects its underwriting, operating, investment or risk management or other similar policies of Sky or any of its Subsidiaries;

(i) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;

(j) other than in the ordinary course of business consistent with past practice, terminate or waive any material provision of any material agreement, contract or obligation (collectively, “Contracts”) other than normal renewals of Contracts without materially adverse changes, additions or deletions of terms, or enter into or renew any agreement or contract or other binding obligation of Sky or its Subsidiaries containing (i) any restriction on the ability of Sky and its Subsidiaries, or, after the Merger, Huntington and its Subsidiaries, to conduct its business as it is presently being conducted or currently contemplated to be conducted after the Merger or (ii) any restriction on Sky or its Subsidiaries, or, after the Merger, Huntington and its Subsidiaries, in engaging in any type or activity or business;

(k)(i) incur any capital expenditures in excess of $200,000 individually or $1,000,000 in the aggregate or (ii) enter into any agreement obligating Sky to spend more than $200,000 individually or $1,000,000 in the aggregate;

(l) except as required by agreements or instruments in effect on the date hereof, alter in any material respect, or enter into any commitment to alter in any material respect, any material interest in any corporation, association, joint venture, partnership or business entity in which Sky directly or indirectly holds any equity or ownership interest on the date hereof (other than any interest arising from any foreclosure, settlement in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with past practice);

(m) except as required by the terms of Sky Benefit Plans or Sky Employment Agreements as in effect on the date hereof or by applicable Law (including, Section 409A of the Code) or as provided by this Agreement, (i) grant to any current or former director, officer, employee, consultant or other service provider of Sky or its Subsidiaries any increase in compensation, except for annual salary or wage increases in the ordinary course of business consistent with past practice not to exceed 3.0% in the aggregate, (ii) grant to any current or former director, officer, employee, consultant or service provider any increase in severance or termination pay, except for any such increases to employees who are not officers in the ordinary course of business consistent with past practice, (iii) increase the compensation or benefits provided under, or otherwise amend, any Sky Plan or Sky Employment Agreement, (iv) modify any Sky Stock Option or other equity-based award, (v) make any discretionary contributions or payments to any trust or other funding vehicle, except for contributions or payments in the ordinary course of business consistent with past practice, (vi) accelerate the payment or vesting of any payment or benefit provided or to be provided to any director, officer, employee, consultant or other service provider or otherwise pay any amounts not due such individual, (vii) enter into any new or amend any existing employment or consulting agreement with any director or officer of Sky, or (viii) establish, adopt or enter into any collective bargaining agreement;

(n) agree or consent to any material agreement or material modifications of existing agreements with any Governmental Entity in respect of the operations of its business, except as required by law;

(o) pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in an amount not in excess of $200,000 individually or $1,000,000 in the aggregate, and that does not create precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

(p) restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, except in consultation (in advance of any restructuring or material change except to the extent not commercially practicable) with Huntington, or the manner in which the portfolio is classified or reported;

(q) issue any broadly distributed communication of a general nature to Employees (including general communications relating to benefits and compensation) or customers without the prior approval of Huntington (which will not be unreasonably delayed or withheld), except for communications in the ordinary course of business that do not relate to the Merger or other transactions contemplated hereby;

(r) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(s) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby;

(t) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law; or

(u) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

5.3 Huntington Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Huntington shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Sky, (i) amend, repeal or otherwise modify any provision of the Huntington Charter or the Huntington Bylaws (other than those that would not be adverse to Sky or its shareholders or those that would not impede Huntington’s or Merger Sub’s ability to consummate the transactions contemplated hereby, and other than any provisions relating to the preferred stock of Huntington), (ii) amend, repeal or otherwise modify any provision of Merger Sub’s Articles of Organization or LLC Agreement (other than those that would not be adverse to Sky or its shareholders or those that would not impede Huntington’s or Merger Sub’ ability to consummate the transactions contemplated hereby), (iii) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (iv) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law, (v) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, in any case to the extent such action would be reasonably expected to prevent, or materially impede or delay, the consummation of the transactions contemplated by this Agreement or (vi) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters. (a) Huntington and Sky shall promptly prepare and file with the SEC the Joint Proxy Statement and Huntington shall promptly prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Huntington and Sky shall use their reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and each of the parties shall thereafter mail or deliver the Joint Proxy Statement to its respective shareholders or stockholders, as applicable. Huntington shall file the opinions described in Sections 7.2(c) and 7.3(c) with the SEC by post-effective amendment to the Form S-4. Huntington shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Sky shall furnish all information concerning Sky and the holders of Sky Common Stock as may be reasonably requested in connection with any such action.

(b) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Sky and Huntington shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Sky or Huntington, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require Huntington to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a material adverse effect on Huntington and its Subsidiaries (including the Surviving Company after giving effect to the Merger) taken as a whole after the Effective Time (a “Materially Burdensome Regulatory Condition”). In addition, Sky agrees to cooperate and use its reasonable best efforts to assist Huntington in preparing and filing such petitions and filings, and in obtaining such permits, consents, approvals and authorizations of third parties and Governmental Entities, that may be necessary or advisable to effect any mergers and/or consolidations of Subsidiaries of Sky and Huntington following consummation of the Merger.

(c) Each of Huntington and Sky shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders or stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Huntington, Sky or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Each of Huntington, Merger Sub and Sky shall promptly advise the other upon receiving any communication from any Governmental Entity consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of Sky and Huntington shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, the parties shall, and shall cause its Subsidiaries to, make available to the other party all other information concerning its business, properties and personnel as the other may reasonably request. Sky shall, and shall cause each of its Subsidiaries to, provide to Huntington a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that such party is not permitted to disclose under applicable law). Neither Sky nor Huntington nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of July 26, 2006 (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth in this Agreement.

6.3 Shareholder Approval. Sky and Huntington shall each call a meeting of their respective shareholders and stockholders, as applicable, to be held as soon as reasonably practicable for the purpose of obtaining the requisite shareholder or stockholder approval required in connection with this Agreement and the Merger (the “Sky Shareholder Meeting” and the “Huntington Stockholder Meeting,” respectively), and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of Sky has resolved to recommend to Sky’s shareholders that such shareholders vote in favor of the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby (the “Sky Recommendation”) and shall use reasonable best efforts to obtain such approval and adoption. Unless otherwise directed in writing by Huntington, this Agreement and the Merger shall be submitted to the shareholders of Sky at the Sky Shareholder Meeting for the purpose of approving the Agreement and the Merger. The Board of Directors of Huntington has resolved to recommend to its stockholders that such stockholders vote in favor of the approval of the issuance of shares of Huntington Common Stock in connection with the Merger (the “Huntington Recommendation”) and shall use reasonable best efforts to obtain such approval. Unless otherwise directed in writing by Sky, such share issuance proposal shall be submitted to the stockholders of Huntington at the Huntington Stockholder Meeting for the purpose of approving such issuance of shares of Huntington Common Stock in connection with the Merger.

6.4 Legal Conditions to Merger. Subject to Section 6.1(b), each of Huntington and Sky shall, and shall cause its Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, and (ii) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Sky or Huntington or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Affiliates. Sky shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of Sky to deliver to Huntington, as soon as practicable after the date of this Agreement, and prior to the date of the meeting of the Sky shareholders to be held pursuant to Section 6.3, a written agreement, in the form of Exhibit B.

6.6 Nasdaq Approval. Huntington shall cause the shares of Huntington Common Stock to be issued in the Merger to be approved for quotation on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

6.7 Employee Matters. (a) From and after the Effective Time, the employees of Sky and its Subsidiaries who are employed by the Surviving Company as of the Effective Time (the “Assumed Employees”) and who remain employed with the Surviving Company thereafter will be offered participation and coverage under Huntington Benefit Plans that are no less favorable than the plans generally in effect for similarly situated employees of Huntington and its Subsidiaries; provided, that continued participation and coverage following the Effective Time under the Sky Benefit Plans as in effect immediately prior to the Effective Time shall be deemed to satisfy the obligations under this sentence, it being understood that the Assumed Employees may commence participating in the comparable Huntington Benefit Plans on different dates following the Effective Time with respect to different comparable Huntington Benefit Plans. Notwithstanding any provision of this Section 6.7(a) to the contrary, each Assumed Employee (other than those with individual agreements providing for severance or “change of control” benefits) whose employment terminates during the 12-month period from and after the Effective Time shall receive the greater of the severance pay and benefits under (i) the Huntington Transition Pay Plan, in accordance with the terms thereof as in effect from time to time, or (ii) the Sky Severance Pay Plan, in accordance with the terms thereof as in effect immediately prior to the Effective Time, in either case to be calculated, on the basis of the Assumed Employee’s service at the time of termination of employment and the greater of the Assumed Employee’s compensation (A) at the time of termination of employment or (B) as in effect immediately prior to the Effective Time. Such severance benefits shall be provided in all cases under the terms and procedures set forth in the Huntington Transition Pay Plan, except with regard to the benefit formula as stated above.

(b) Huntington shall cause each Huntington Benefit Plan in which Assumed Employees are eligible to participate to take into account for purposes of eligibility, vesting and benefit accruals under the Huntington Benefit Plans (other than benefit accruals under any of Huntington’s tax-qualified and non-qualified defined benefit pension plans) the service of such employees with Sky and its Subsidiaries (and any predecessor entities) to the same extent as such service was credited for such purpose by Sky and its Subsidiaries; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service or with respect to newly implemented plans for which prior service is not taken into account. Nothing herein shall limit the ability of Huntington, Merger Sub or the Surviving Company to amend or terminate any of the Sky Benefit Plans or Huntington Benefits Plans in accordance with their terms at any time.

(c) At and following the Effective Time, Huntington will cause the Surviving Company to honor the obligations of Sky or any of its Subsidiaries as of the Effective Time under the provisions of the Sky Benefit Plans and Sky Employment Agreements, provided that this provision shall not prevent the Surviving Company from amending, suspending or terminating any such plans or agreements to the extent permitted by the respective terms of such plans or agreement.

(d) If Assumed Employees become eligible to participate in a medical, dental or health plan of Huntington or its Subsidiaries, Huntington shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Huntington, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by such employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time for the year in which the Effective Time or participation in such medical, dental or health plan of Huntington, as applicable, occurs, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous medical, dental or health plan of Sky prior to the Effective Time for the year in which the Effective Time or participation in such medical, dental or health plan of Huntington, as applicable, occurs.

(e) As of the Effective Time, the Surviving Company shall take all action necessary to effectuate the agreements set forth in Section 6.7(e) of the Huntington Disclosure Schedule.

6.8 Indemnification; Directors’ and Officers’ Insurance. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Sky or any of its Subsidiaries or who is or was serving at the request of Sky or any of its Subsidiaries as a director or officer of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of Sky or any of its Subsidiaries or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. From and after the Effective Time, Huntington shall indemnify and hold harmless, as and to the fullest extent currently provided under applicable law, the Sky Articles, the Sky Regulations and any agreement set forth in Section 6.8 of the Sky Disclosure Schedule, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reimbursement for reasonable fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) Huntington shall cause the individuals serving as officers and directors of Sky or any of its Subsidiaries immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Sky (provided that Huntington may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall Huntington be required to expend more than 250% per year of coverage of the amount currently expended by Sky per year of coverage as of the date of this Agreement (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto, and (iii) if Huntington is unable to maintain or obtain the insurance called for by this Section 6.8, Huntington shall obtain as much comparable insurance as available for the Maximum Amount, and (iv) such Indemnified Parties may be required to make reasonable application and provide reasonable and customary representations and warranties to Huntington’s insurance carrier for the purpose of obtaining such insurance, comparable in nature and scope to the applications, representations and warranties required of persons who are officers and directors of Huntington as of the date hereof.

(c) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Huntington, on the one hand, and a Subsidiary of Sky, on the other) or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Huntington.

6.10 Advice of Changes. Each of Huntington, Merger Sub and Sky shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 6.10 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.11 Dividends. After the date of this Agreement, Sky shall coordinate with Huntington the declaration of any dividends in respect of Sky Common Stock and the record dates and payment dates relating thereto such that holders of Sky Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Sky Common Stock and any shares of Huntington Common Stock any such holder receives in exchange therefor in the Merger.

6.12 Exemption from Liability Under Section 16(b). Huntington and Sky agree that, in order to most effectively compensate and retain Sky Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that Sky Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Sky Common Stock, Sky Stock Options and Sky Stock Unit Awards into shares of Huntington Common Stock, Assumed Stock Options and Assumed Stock Unit Awards, as applicable, in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.12. Assuming that Sky delivers to Huntington the Section 16 Information (as defined below) in a timely fashion, the Board of Directors of Huntington, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing that the receipt by Sky Insiders of Huntington Common Stock in exchange for shares of Sky Common Stock, of options on Huntington Common Stock upon conversion of options on Sky Common Stock, and of Assumed Stock Unit Awards upon conversion of Sky Stock Unit Awards, in each case pursuant to the transactions contemplated by this Agreement and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. “Section 16 Information” shall mean information accurate in all material respects regarding Sky Insiders, the number of shares of Sky Common Stock held by each such Sky Insider and expected to be exchanged for Huntington Common Stock in the Merger, and the number and description of the options or stock unit awards on Sky Common Stock held by each such Sky Insider and expected to be converted into options on Huntington Common Stock or Assumed Stock Unit Awards, as applicable, in connection with the Merger; provided that the requirement for a description of any Sky Stock Options and Sky Stock Unit Awards shall be deemed to be satisfied if copies of all Sky Stock Plans, and forms of agreements evidencing grants thereunder, under which such Sky Stock Options and Sky Stock Unit Awards have been granted, have been made available to Huntington. “Sky Insiders” shall mean those officers and directors of Sky who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

6.13 No Solicitation.

(a) None of Sky or Huntington (each, a “No-Shop Party”) or its respective Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of such No-Shop Party or any of its Subsidiaries shall directly or indirectly (i) solicit, initiate, encourage or facilitate (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving such No-Shop Party or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or (iii) enter into any agreement regarding any Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of a No-Shop Party shall be permitted, prior to the meeting of shareholders or stockholders, as applicable, of such No-Shop Party to be held pursuant to Section 6.3, and subject to compliance with the other terms of this Section 6.13 and to first entering into a confidentiality agreement with the person proposing such Acquisition Proposal on terms substantially similar to, and no less favorable to such No-Shop Party than, those contained in the Confidentiality Agreement, to consider and participate in discussions and negotiations with respect to a bona fide Acquisition Proposal received by such No-Shop Party, if and only to the extent that the Board of Directors of such No-Shop Party reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would cause it to violate its fiduciary duties.

As used in this Agreement, “Alternative Transaction” means, in respect of either No-Shop Party, any of (i) a transaction pursuant to which any person (or group of persons) other than the other No-Shop Party or its affiliates, directly or indirectly, acquires or would acquire more than 25 percent of the outstanding shares of Sky Common Stock or Huntington Common Stock, as applicable, or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, whether from such No-Shop Party, or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving such No-Shop Party (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) other than the other No-Shop Party or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of such No-Shop Party and securities of the entity surviving any merger or business combination including any of its Subsidiaries) of such No-Shop Party or any of its subsidiaries representing more than 25 percent of the fair market value of all the assets, net revenues or net income of such No-Shop Party and its subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving such No-Shop Party or any of its subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of Sky Common Stock or Huntington Common Stock, as applicable, immediately prior to such transaction do not, in the aggregate, own at least 75 percent of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Sky Common Stock or Huntington Common Stock, as applicable, immediately prior to the consummation thereof; provided, however, that for purposes of Section 8.3(a) of this Agreement, each reference to “25 percent” or “75 percent” in this definition shall be deemed to be a reference to “50 percent.”

(b) Each No-Shop Party shall notify the other No-Shop Party promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to such No-Shop Party or any of its Subsidiaries or for access to the properties, books or records of such No-Shop Party or any of its Subsidiaries by any Person or entity that informs the Board of Directors of such No-Shop Party or any Subsidiary of such No-Shop Party that it is considering making, or has made, an Acquisition Proposal. Such notice to the other No-Shop Party shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of such No-Shop Party or any of its Subsidiaries, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. Each No-Shop Party shall keep the other No-Shop Party fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request. Each No-Shop Party shall also promptly, and in any event within 24 hours, notify the other No-Shop Party, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with Section 6.13(a).

(c) Nothing contained in this Section 6.13 shall prohibit a No-Shop Party or its Subsidiaries from taking and disclosing to its shareholders or stockholders, as applicable, a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

(d) Each No-Shop Party and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the other No-Shop Party) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than the other No-Shop Party who have been furnished confidential information regarding such first No-Shop Party in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Each No-Shop Party agrees not to, and to cause its Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which such No-Shop Party or its Subsidiaries is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Acquisition Proposal.

(e) Each No-Shop Party shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of such No-Shop Party or its Subsidiaries are aware of the restrictions described in this Section 6.13 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.13 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of a No-Shop Party or its Subsidiaries, at the direction or with the consent of such No-Shop Party or its Subsidiaries, shall be deemed to be a breach of this Section 6.13 by such No-Shop Party.

6.14 Transition. (a) Commencing following the date hereof, Huntington and Sky shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to facilitate the integration, from and after the Closing, of Sky and its Subsidiaries with the businesses of Huntington and its Subsidiaries. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation of Sky and its Subsidiaries in the ordinary course of business and applicable law, Sky shall cause the employees and officers of Sky and its Subsidiaries, including the Bank, to cooperate with Huntington in performing tasks reasonably required in connection with such integration.

(b) Huntington and Sky agree to consult with respect to their litigation and real estate valuation policies and practices. Sky shall continue to utilize its existing loan policies and practices (including loan classifications and levels of reserves); provided, however, that, subject to applicable law, Sky shall not unreasonably withhold or delay its consent to any reasonable request by Huntington that Sky make modifications or changes thereto and

Sky shall make such changes promptly after granting any such consent or at such later date as the parties may agree. Huntington and Sky shall also, subject to applicable law, consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby, and shall take such charges as Huntington shall reasonably request. No party’s representations, warranties and covenants contained in this Agreement shall be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes to such policies and practices which may be undertaken on account of this Section 6.14.

6.15 Commitments to Sky’s Communities.

(a) Following the Effective Time, Huntington shall use reasonable best efforts, in light of business and market conditions, to maintain employment of at least 100 employees in Bowling Green, Ohio and at least 100 employees in Salineville, Ohio.

(b) During the five-year period from and after the Effective Time, Huntington shall contribute to the Sky Foundation $5 million as a separate endowment within, and to be managed by, the Sky Foundation. Such contribution shall be used to maintain Sky’s charitable commitments to the communities in Sky’s former market areas through the Sky Foundation at substantially the same levels as prior to the Effective Time.

(c) The commitments set forth in this Section 6.15 will be reflected in the minutes of Huntington following the Closing Date.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. (i) This Agreement and the Merger contemplated thereby shall have been approved and adopted by the requisite affirmative vote of the holders of Sky Common Stock entitled to vote thereon, and (ii) the issuance of Huntington Common Stock in connection with the Merger shall have been approved by the requisite affirmative vote of the holders of Huntington Common Stock entitled to vote thereon.

(b) Nasdaq Listing. The shares of Huntington Common Stock to be issued to the holders of Sky Common Stock upon consummation of the Merger shall have been authorized for quotation on the Nasdaq, subject to official notice of issuance.

(c) Regulatory Approvals. All regulatory approvals set forth in Sections 3.4 and 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Requisite Regulatory Approvals”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

7.2 Conditions to Obligations of Huntington and Merger Sub. The obligation of Huntington and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Huntington and Merger Sub, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Sky set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Sky (other than representations or warranties contained in Sections 3.1(a) (first sentence only), 3.1(b), 3.2, 3.3(a) and 3.7 which shall be true and correct in all material respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Sky, has had or would reasonably be expected to result in a Material Adverse Effect on Sky, disregarding for these purposes (i) any qualification or exception for, or reference to, materiality in any such representation or warranty and (ii) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty; and Huntington shall have received a certificate signed on behalf of Sky by the Chief Executive Officer or the Chief Financial Officer of Sky to the foregoing effect.

(b) Performance of Obligations of Sky. Sky shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Huntington shall have received a certificate signed on behalf of Sky by the Chief Executive Officer or the Chief Financial Officer of Sky to such effect.

(c) Federal Tax Opinion. Huntington shall have received the opinion of its counsel, Davis Polk & Wardwell, in form and substance reasonably satisfactory to Huntington, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Sky and Huntington, reasonably satisfactory in form and substance to it.

(d) No Materially Burdensome Regulatory Condition. None of the Requisite Regulatory Approvals shall have resulted in the imposition of a Materially Burdensome Regulatory Condition.

7.3 Conditions to Obligations of Sky. The obligation of Sky to effect the Merger is also subject to the satisfaction or waiver by Sky at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Huntington and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Huntington or Merger Sub (other than representations or warranties in Sections 4.1(a) (first sentence only), 4.1(b), 4.2, 4.3(a) and 4.7 which shall be true and correct in all material respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Huntington or Merger Sub, has had or would reasonably be expected to result in a Material Adverse Effect on Huntington, disregarding for these purposes (i) any qualification or exception for, or reference to, materiality in any such representation or warranty and (ii) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty; and Sky shall have received a certificate signed on behalf of Huntington by the Chief Executive Officer or the Chief Financial Officer of Huntington to the foregoing effect.

(b) Performance of Obligations of Huntington and Merger Sub. Each of Huntington and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Sky shall have received a certificate signed on behalf of Huntington and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Huntington to such effect.

(c) Federal Tax Opinion. Sky shall have received the opinion of its counsel, Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Sky, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Sky and Huntington, reasonably satisfactory in form and substance to it.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Sky or stockholders of Huntington:

(a) by mutual consent of Sky and Huntington in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its respective entire Board of Directors;

(b) by either the Board of Directors of Sky or the Board of Directors of Huntington if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c) by either the Board of Directors of Sky or the Board of Directors of Huntington if the Merger shall not have been consummated on or before December 31, 2007 unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either the Board of Directors of Huntington or the Board of Directors of Sky if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Sky, in the case of a termination by Huntington, or Huntington or Merger Sub, in the case of a termination by Sky, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 45 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e) By the Board of Directors of Huntington if Sky has (i) failed to make the Sky Recommendation or has withdrawn, modified or qualified, or proposed or resolved to withdraw, modify or qualify, such recommendation in a manner adverse to Huntington, (ii) failed to substantially comply with its obligations under Section 6.3 or 6.13 or (iii) recommended or endorsed, or proposed or resolved to recommend or endorse, an Alternative Transaction involving Sky;

(f) By the Board of Directors of Sky if Huntington has (i) failed to make the Huntington Recommendation or has withdrawn, modified or qualified, or proposed or resolved to withdraw, modify or qualify, such recommendation in a manner adverse to Huntington, (ii) failed to substantially comply with its obligations under Section 6.3 or 6.13 or (iii) recommended or endorsed, or proposed or resolved to recommend or endorse, an Alternative Transaction involving Huntington; or

(g) By either Huntington or Sky, if the requisite shareholder vote in connection with this Agreement and the Merger shall not have been obtained at Sky Shareholders Meeting or if the requisite stockholder vote in connection with this Agreement and the Merger shall not have been obtained at the Huntington Stockholders Meeting.

8.2 Effect of Termination. In the event of termination of this Agreement by either Sky or Huntington as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Sky, Huntington, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.2, 9.3, 9.8 and 9.9 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Sky nor Huntington shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

8.3 Termination Fee. (a) In the event that (A) a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the shareholders/stockholders, senior management or Board of Directors of Sky or Huntington, as applicable, or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving Sky or Huntington, as applicable, after the date of this Agreement (the party to which this clause (A) applies is referred to in this Section 8.3(a) as the “applicable party”), (B) thereafter this Agreement is terminated (i) pursuant to Sections 8.1(g) or 8.1(c) following the failure to receive the requisite approval of the applicable party’s shareholders or stockholders, or (ii) pursuant to Section 8.1(d) as a result of a willful breach by the applicable party, and (C) prior to the date that is twelve (12) months after the date of such termination the applicable party consummates an Alternative Transaction or enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to an Alternative Transaction, then the applicable party shall on the date an Alternative Transaction is consummated or any such letter executed or agreement entered into, pay the other party a fee equal to $125 million (the “Termination Fee”) by wire transfer of same day funds.

(b) In the event this Agreement is terminated by Huntington pursuant to Section 8.1(e), then Sky shall pay Huntington the Termination Fee by wire transfer of same day funds on the date of termination. In the event this Agreement is terminated by Sky pursuant to Section 8.1(f), then Huntington shall pay Sky the Termination Fee by wire transfer of same day funds on the date of termination.

(c) Each of Huntington and Sky acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if any party fails promptly to pay the amount due pursuant to this Section 8.3, and, in order to obtain such payment, the other party commences a suit which results in a judgment against such first party for the fee set forth in this Section 8.3, the other party shall pay to such first party its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations plus 300 basis points in effect on the date such payment was required to be made.

8.4 Amendment. Subject to compliance with applicable law and Section 1.1(b), this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors or sole member, as applicable, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Sky or the stockholders of Huntington; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Sky or the stockholders of Huntington, there may not be, without further approval of such shareholders and/or stockholders, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Sky and stockholders of Huntington, there may not be, without further approval of such shareholders or stockholders, as applicable, any extension or waiver of this Agreement or any portion hereof that changes the amount or form of the consideration to be delivered to the holders of Sky Common Stock under this Agreement, other than as contemplated by this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Articles I, II and IX and Sections 6.7, 6.8, 6.9 and 6.15.

9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement, and all filing and other fees paid to the SEC in connection with the Merger, shall be borne equally by Sky and Huntington.

9.4 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Sky, to:

Sky Financial Group, Inc.

P.O. Box 428

221 South Church Street

Bowling Green, Ohio 43402

Attention:    W. Granger Souder, Esq.

Facsimile:   (419) 254-6345

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:    Edward D. Herlihy, Esq.

   Lawrence S. Makow, Esq.

Facsimile:   (212) 403-2000

(b) if to Huntington or Merger Sub, to:

Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43287

Attention:    Richard A. Cheap, Esq.

General Counsel and Secretary

Facsimile:   (614) 480-5485

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Attention:    George R. Bason, Jr., Esq.

 John H. Butler, Esq.

Facsimile:   (212) 450-3800

9.5 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Sky Disclosure Schedule and the Huntington Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.7 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.8 Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Ohio applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles, except to the extent the laws of the State of Maryland apply. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Columbus, Ohio, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.4 shall be deemed effective service of process on such party. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.9 Publicity. Neither Sky nor Huntington shall, and neither Sky nor Huntington shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Huntington, in the case of a proposed announcement or statement by Sky, or Sky, in the case of a proposed announcement or statement by Huntington; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the Nasdaq.

9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.

9.11 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an Injunction or Injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal or state court located in Columbus, Ohio, in addition to any other remedy to which they are entitled at law or in equity.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, Huntington Bancshares Incorporated, Penguin Acquisition, LLC and Sky Financial Group, Inc. have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ THOMAS E. HOAGLIN
Name:	Thomas E. Hoaglin
Title:	Chairman and Chief Executive Officer

PENGUIN ACQUISITION, LLC

By:	/s/ THOMAS E. HOAGLIN
Name:	Thomas E. Hoaglin
Title:	Chairman and Chief Executive Officer

SKY FINANCIAL GROUP, INC.

By:	/s/ MARTY E. ADAMS
Name:	Marty E. Adams
Title:	Chairman, President and Chief Executive Officer

APPENDIX B

December 20, 2006

Board of Directors

Huntington Bancshares Incorporated

41 South High Street

Columbus, OH 43287

Members of the Board of Directors:

We understand that Huntington Bancshares Incorporated (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Sky Financial Group, Inc. (“SKYF”) pursuant to which, among other things, SKYF will be merged with and into Penguin Acquisition, LLC, a wholly owned subsidiary of the Company (“Merger Sub”), with Merger Sub surviving the merger. We further understand that upon the effectiveness of the merger, each share of common stock of SKYF (“SKYF Common Stock”) issued and outstanding immediately prior to the effective time of the merger (other than certain shares of SKYF Common Stock held in trust and those owned directly or indirectly by the parties to the Proposed Transaction) will be converted into the right to receive (i) 1.098 shares of common stock of the Company (“Company Common Stock”) and (ii) an amount in cash equal to $3.023. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated as of December 20, 2006, by and among the Company, Merger Sub and SKYF (the “Agreement”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the consideration to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company and SKYF that we believe to be relevant to our analysis, including each of their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2005 and Quarterly Reports on Form 10-Q for the fiscal quarter ended September 30, 2006, (3) financial and operating information with respect to the business, operations and prospects of the Company, furnished to us by the Company, and of SKYF, furnished to us by SKYF, including financial projections of the Company prepared by the management of the Company and of SKYF prepared by the management of SKYF, (4) published estimates of independent research analysts with respect to the future financial performance of each of the Company and SKYF (as applicable to each company, the “Street Estimates”), (5) the trading history of each of Company Common Stock and SKYF Common Stock from December 16, 2005 to December 19, 2006 and a comparison of such trading history with each other and with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of the Company and SKYF with each other and with those of other companies that we deemed relevant, (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant, (8) the relative contributions of the Company and SKYF to the historical and future financial condition and performance of the combined company on a pro forma basis, and (9) the potential pro forma impact on the Company of the Proposed Transaction, including (x) the cost savings expected by the management of the Company to result from the combination of the businesses of the Company and SKYF (the “Expected Savings”) and (y) the effect of the Proposed Transaction on the Company’s pro forma earnings per share. In addition, we have had discussions with the managements of the Company and SKYF concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and the Expected Savings and undertaken such other studies, analyses and investigations as we deemed appropriate.

B-1

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company and SKYF that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company and SKYF, upon advice of each of the Company and SKYF, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements as to the future financial performance of the companies. However, for purposes of our analysis, upon advice of the Company, we have assumed that the Street Estimates of each company are a reasonable basis upon which to evaluate their respective future financial performance and have relied upon such Street Estimates in arriving at our opinion. Additionally, upon advice of the Company, we also have assumed that the amount and timing of the Expected Savings are reasonable and that the Expected Savings will be realized substantially in accordance with the Company’s expectations. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or SKYF and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or SKYF. In addition, we are not experts in the evaluation of loan portfolios or allowances for loan losses and, upon advice of the Company, we have assumed that SKYF’s current allowances for loan losses will be in the aggregate adequate to cover all such losses. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

In addition, we express no opinion as to the prices at which shares of SKYF Common Stock will trade at any time following the announcement of the Proposed Transaction or of Company Common Stock at any time following the announcement or consummation of the Proposed Transaction.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be paid by the Company in the Proposed Transaction is fair to the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion and the remainder of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company and SKYF in the past, and expect to continue to provide such services in the future, and have received, and expect to receive, customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company and SKYF for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ LEHMAN BROTHERS

B-2

APPENDIX C

Bear, Stearns & Co. Inc. 383 Madison Avenue New York, NY 10179 Tel (212) 272-2000 www.bearstearns.com

December 20, 2006

Board of Directors

Huntington Bancshares Incorporated

41 South High Street Huntington Center

Columbus, OH 43287

Ladies and Gentlemen:

We understand that Huntington Bancshares Incorporated (“Huntington”), Penguin Acquisition, LLC, a wholly owned subsidiary of Huntington (“Merger Sub”), and Sky Financial Group, Inc. (“Sky”), intend to enter into an Agreement and Plan of Merger to be dated as of December 20, 2006 (the “Agreement”) pursuant to which Sky will merge with and into Merger Sub (the “Merger”). Upon the terms and subject to the conditions set forth in the Agreement, pursuant to the Merger each outstanding share of common stock, without par value, of Sky (the “Sky Common Stock”) will be converted into the right to receive (i) 1.098 shares of common stock, without par value, of Huntington (the “Huntington Common Stock”) and (ii) an amount in cash equal to $3.023, without interest (together, such stock consideration and such cash consideration are referred to herein as the “Merger Consideration”). You have provided us with a copy of the Agreement in substantially final form.

You have asked us to render our opinion as to whether the Merger Consideration is fair, from a financial point of view, to Huntington.

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed a draft of the Agreement, dated December 20, 2006;

•

reviewed Huntington’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005, its Quarterly Reports on Form l0-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 and its Current Reports on Form 8-K filed since December 31, 2005;

•

reviewed Sky’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005, its Quarterly Reports on Form l0-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 and its Current Reports on Form 8- K filed since December 31, 2005;

•

reviewed certain operating and financial information relating to Huntington’s business and prospects, including estimates for the year ended December 31, 2007, all as prepared and provided to us by Huntington’s management;

•

reviewed certain operating and financial information relating to Sky’s business and prospects, including estimates for the year ended December 31, 2007, all as prepared and provided to us by Sky’s management;

•	reviewed certain estimates of cost savings and other combination benefits expected to result from the Merger, all as prepared and provided to us by Huntington’s management;

•	met with certain members of Huntington’s senior management to discuss Huntington’s and Sky’s respective businesses, operations, historical and projected financial results and future prospects;

•	met with certain members of Sky’s senior management to discuss Sky’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the shares of Huntington Common Stock and Sky Common Stock;

•	reviewed publicly available financial data, Stock Market performance data and trading multiples of companies which we deemed generally comparable to Huntington and Sky;

•	reviewed the terms of recent mergers and acquisitions involving companies which we deemed generally comparable to Sky;

•	reviewed the pro forma financial results, financial condition and capitalization of Huntington giving effect to the Merger; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Huntington and Sky or obtained by us from public sources, including, without limitation, the estimates and synergy estimates referred to above. With respect to the estimates and synergy estimates, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of each of Huntington and Sky, respectively, as to the expected future performance of Huntington and Sky. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the estimates and synergy estimates, and we have further relied upon the assurances of the senior management of each of Huntington and Sky that they are unaware of any facts that would make the information, estimates or synergy estimates incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Huntington and Sky and we have not been furnished with any such appraisals. Accordingly, we did not make an independent evaluation of the adequacy of the allowance for loan and lease losses (“ALLL”) for Huntington and Sky, nor have we conducted any review of the credit files of Huntington or Sky and, as a result, we have assumed that the respective ALLL for Huntington and Sky are adequate to cover such future loan and lease losses and will be adequate on a pro forma basis for the combined company. We have assumed that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. We have assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Huntington, Merger Sub or Sky. In addition, we have assumed that Sky has no contingent liabilities resulting from its acquisition of Union Federal Bank of Indianapolis and its parent company, Waterfield Mortgage Company, Inc.

We do not express any opinion as to the price or range of prices at which the shares of Huntington Common Stock and Sky Common Stock may trade subsequent to the announcement or consummation of the Merger.

We have acted as a financial advisor to Huntington in connection with the Merger and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Merger. In addition, Huntington has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. We also may provide financing for the Merger to Huntington, for which we would expect to receive customary compensation. Bear Stearns has been previously engaged by Huntington to provide certain investment banking and other services for which we received customary fees. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of Huntington and/or Sky for our own account and for the account of our customers and, accordingly, may at any time bold a long or short position in such securities or bank debt.

It is understood that this letter is intended for the benefit and use of the Board of Directors of Huntington and does not constitute a recommendation to the Board of Directors of Huntington or any holders of Huntington Common Stock as to how to vote in connection with the Merger or otherwise. This opinion does not address Huntington’s underlying business decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Huntington, the financing of the Merger or the effects of any other transaction in which Huntington might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement to be distributed to the holders of Huntington Common Stock in connection with the Merger. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof the Merger Consideration is fair, from a financial point of view, to Huntington.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/s/ SIMON K. ADAMIYATT
Simon K. Adamiyatt Senior Managing Director

APPENDIX D

December 19, 2006

Board of Directors

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, OH 43402

Ladies and Gentlemen:

Sky Financial Group, Inc. (“Sky”), Huntington Bancshares Inc. (“Huntington”) and Penguin Acquisition, LLC, a wholly owned subsidiary of Huntington, (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of December 20, 2006 (the “Agreement”), pursuant to which Sky will be merged with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity. Under the terms of the Agreement, upon consummation of the Merger, each share of Sky common stock, without par value, issued and outstanding immediately prior to the Merger (the “Sky Common Stock”), except for certain shares as specified in the Agreement, will be converted into the right to receive: (a) 1.098 shares (the “Stock Consideration”) of common stock, without par value of Huntington (the “Huntington Common Stock”) and (ii) an amount of cash in an amount equal to $3.023 (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”). Cash will be paid in lieu of fractional shares. The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms not defined in this opinion have the meanings given to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Sky Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Sky that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Huntington that we deemed relevant; (iv) consensus financial estimates for the year ending December 31, 2006 as published by I/B/E/S; consensus financial estimates for the year ending December 31, 2007 as published by I/B/E/S and discussed with senior management of Sky and an estimated long term earnings per share growth rate provided by and discussed with senior management of Sky for the years thereafter; (v) consensus earnings per share estimates for Huntington for the years ending December 31, 2006 and 2007 as published by I/B/E/S and a long term earnings per share growth rate as published by I/B/E/S and discussed with senior management of Huntington; (vi) the pro forma financial impact of the Merger on Huntington, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies estimated by the senior management of Sky and Huntington; (vii) the publicly reported historical price and trading activity for Sky’s and Huntington’s common stock, including a comparison of certain financial and Stock Market information for Sky and Huntington with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) to the extent publicly available, the financial terms of certain recent business combinations in the commercial banking industry; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Sky the business, financial condition, results of operations and prospects of Sky and held similar discussions with certain members of senior management of Huntington regarding the business, financial condition, results of operations and prospects of Huntington.

In performing our review, we have relied upon the accuracy and completeness of all of the financial information, projections, estimates and other information that was available to us from public sources, that was provided to us by Sky and Huntington or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of senior management of Sky and Huntington that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof.

With respect to the financial estimates and the anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and other information prepared by and/or reviewed with the management of Sky and Huntington and used by Sandler O’Neill in its analyses, Sky’s and Huntington’s management confirmed to us that they reflected the best currently available estimates and judgments of the respective management with respect thereto. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Sky or Huntington or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Sky or Huntington nor have we reviewed any individual credit files relating to Sky or Huntington. We have assumed, with your consent, that the respective allowances for loan losses for both Sky and Huntington are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We have also assumed that there has been no material change in Sky’s and Huntington’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Sky and Huntington will remain as going concerns for all periods relevant to our analyses, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement and that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Huntington’s common stock will be when issued to Sky’s shareholders pursuant to the Agreement or the prices at which Sky’s and Huntington’s common stock may trade at any time.

We have acted as Sky’s financial advisor in connection with the Merger and will receive a fee for our services from Sky, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Sky has also agreed to indemnify us against certain liabilities arising out of our engagement. In the past, we have provided certain other investment banking services for Sky, most recently in connection with Sky’s acquisition of Waterfield Mortgage Company, and we have received compensation for such services. Furthermore, as we have advised you, certain principals of Sandler O’Neill are shareholders of Sky.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Sky and Huntington and their affiliates. We may also actively trade the equity or debt securities of Sky and Huntington or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Sky in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Sky as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Sky Common Stock and does not address the underlying business decision of Sky to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Sky or the effect of any other transaction in which Sky might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Sky’s Common Stock from a financial point of view.

Very truly yours,

/s/ SANDLER O’NEILL & PARTNERS

APPENDIX E

AMENDMENT TO THE HUNTINGTON BYLAWS

The Bylaws of Huntington as of the Effective Time shall be amended to include the following new Article 2, Section 2.11:

Section 2.11. CEO And Chairman Succession; Board Composition.

(a) The Board of Directors has resolved that, as of the Effective Time (as defined in the Agreement and Plan of Merger, dated December 20, 2006, by and among the Corporation, Penguin Acquisition, LLC, a Maryland limited liability company and wholly owned subsidiary of the Corporation and Sky Financial Group, Inc. (“Sky”), as may be amended from time to time (the “Merger Agreement”)) and continuing until the CEO Succession Date (as defined below), Mr. Thomas E. Hoaglin shall serve as Chairman and Chief Executive Officer of the Corporation and Mr. Marty E. Adams shall serve as President and Chief Operating Officer of the Corporation. Mr. Adams shall be the successor to Mr. Hoaglin as the Chief Executive Officer of the Corporation, with such succession to become effective on the CEO Succession Date.

(b) As of the Effective Time (as such term is defined in the Merger Agreement), the number of directors that will comprise the full Board of Directors of the Corporation shall be 15, and 10 of such directors shall be Huntington Directors and 5 of such directors shall be Sky Directors.

(c) Until the CEO Succession Date, the provisions of this Section 2.11 may only be modified, amended or repealed, and any Bylaw provision inconsistent with the provisions of this Section 2.11 may only be adopted, by an affirmative vote of at least 75 percent of the number of directors constituting the whole board. In the event of any inconsistency between any other provision of these Bylaws and any provision of this Section 2.11, the provisions of this Section 2.11 shall control.

The “CEO Succession Date” shall mean December 31, 2009 or any such earlier date as of which Mr. Thomas E. Hoaglin ceases for any reason to serve in the position of Chief Executive Officer of the Corporation.

“Huntington Directors” shall mean the directors of the Corporation as of the Closing Date, as defined in the Merger Agreement, who were designated to be directors of the Corporation prior to the Effective Time pursuant to Section 1.8 of the Merger Agreement.

“Sky Directors” shall mean the directors of Corporation as of the Closing Date as defined in the Merger Agreement who were designated to be directors of the Corporation by the Board of Directors of Sky prior to the Effective Time pursuant to Section 1.8 of the Merger Agreement.

E-1

APPENDIX F

SECTION 1701.85 OF THE OHIO GENERAL CORPORATION LAW

Qualifications of and procedures for dissenting shareholders:

(A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to the dissenting shareholder of the fair cash value of the shares as to which the dissenting shareholder seeks relief, which demand shall state the dissenting shareholder’s address, the number and class of such shares, and the amount claimed by the dissenting shareholder as the fair cash value of the shares.

(3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after the dissenting shareholder has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation. In the case of a conversion, a demand served on the converting corporation constitutes service on the converted entity, whether the demand is served before, on, or after the effective date of the conversion.

(5) If the corporation sends to the dissenting shareholder, at the address specified in the dissenting shareholder’s demand, a request for the certificates representing the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return the endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver the certificates terminates the dissenting shareholder’s rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of the shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only the rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, or in the case of a conversion may be the converted entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to a complaint is required. Upon the filing of a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from evidence submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have power and authority specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at a rate and from a date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701. 80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D)(1) The right and obligation of a dissenting shareholder to receive fair cash value and to sell such shares as to which the dissenting shareholder seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws the dissenting shareholder’s demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger, consolidation, or conversion has become effective and the surviving, new, or converted entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the partners of a surviving, new, or converted partnership or the comparable representatives of any other surviving, new, or converted entity.

(E) From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

(2006 H 301, eff. 10-12-06; 1994 S 74, eff. 7-1-94; 1988 H 708, eff. 4-19-88; 1986 H 428, H 412, H 902; 1984 S 283, H 250; 1974 S 155; 1970 S 158)

APPENDIX G

HUNTINGTON BANCSHARES INCORPORATED

2007 STOCK AND LONG-TERM INCENTIVE PLAN

ARTICLE 1. ESTABLISHMENT, EFFECTIVE DATE, AND TERM

1.1 ESTABLISHMENT OF THE PLAN. Huntington Bancshares Incorporated, a Maryland corporation, has established a long-term incentive compensation plan to be known as the “Huntington Bancshares Incorporated 2007 Stock and Long-Term Incentive Plan” (hereinafter referred to as the “Plan”), as set forth in this document. The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Deferred Stock, and Long-Term Performance Awards.

1.2 EFFECTIVE DATE. The Plan, if approved by the majority of the votes cast by the Corporation’s stockholders at the 2007 annual meeting shall become effective January 1, 2007 (the “Effective Date”), for Long-Term Performance Awards with cycles beginning on or after January 1, 2007, and for grants of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, and Deferred Stock beginning on or after the date of approval by the shareholders at the 2007 annual meeting. The Plan shall remain in effect as provided in Article 1.4 herein. No Awards will be made under the Plan unless shareholder approval is obtained.

1.3 OBJECTIVES OF THE PLAN. The objectives of the Plan are to help optimize the profitability and growth of the Corporation through stock-based incentives which are consistent with the Corporation’s objectives and which link the interests of Participants to those of the Corporation’s stockholders; to induce Participants to strive for the highest level of performance; and to promote teamwork among Participants.

The Plan is further intended to provide flexibility to the Corporation in its ability to motivate, attract, and retain the services of Participants who make significant contributions to the Corporation’s success and the creation of shareholder value and to allow Participants to share in the success of the Corporation.

1.4 DURATION OF THE PLAN. The Plan shall commence on the Effective Date, as described in Article 1.2 herein, and shall remain in effect, subject to the right of the Board of Directors (“Board”), or a Committee delegated by the Board, to amend or terminate the Plan at any time pursuant to Article 18 herein. However, in no event may an Award be granted under the Plan on or after December 31, 2016.

ARTICLE 2. DEFINITIONS OF TERMS

As used in the Plan, the following words shall have the meanings stated after them, unless otherwise specifically provided. In the Plan, words used in the singular shall include the plural, and words used in the plural shall include the singular. The gender of words used in this Plan shall include whatever may be appropriate under any particular circumstances.

2.1 “AWARD” means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Deferred Stock Awards, or a Long-Term Performance Award.

2.2 “AWARD AGREEMENT” means a written statement prepared by the Corporation setting forth the terms and provisions applicable to Awards granted under this Plan.

2.3 “BENEFICIAL OWNER” shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.4 “BOARD” OR “BOARD OF DIRECTORS” means the Board of Directors of Huntington Bancshares Incorporated.

2.5 “CAUSE” means any of the following:

(a) The Participant shall have committed a felony or an intentional act of gross misconduct, moral turpitude, fraud, embezzlement, or theft in connection with the Participant’s duties or in the course of the Participant’s employment with the Corporation, and the Corporation shall have determined that such act is materially harmful to the Corporation;

(b) The Corporation shall have been ordered or directed by any federal or state regulatory agency with jurisdiction to terminate or suspend the Participant’s employment and such order or directive has not been vacated or reversed upon appeal; or

(c) After being notified in writing by the Corporation to cease any particular competitive activity, the Participant shall have continued such competitive activity and the Corporation shall have determined that such act is materially harmful to the Corporation.

(d) The Participant has acted during the course of (i) the Participant’s employment or (ii) the Participant’s separation of employment in a manner that the Corporation, as determined pursuant to its policies and procedures, deems not to be in the best interest of the Corporation.

2.6 “CHANGE IN CONTROL” means, with respect to the Corporation, the occurrence of any of the following:

(a) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act as in effect as of the date of this Agreement), other than the Corporation or any “person” who as of the Effective Date is a Director or officer of the Corporation or whose shares of Common Stock of the Corporation are treated as “beneficially owned” (as such term is used in Rule 13d-3 of the Exchange Act as in effect as of the Effective Date) by any such director or officer, becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing thirty-five percent (35%) or more of the combined voting power of the Corporation’s then outstanding securities;

(b) Individuals who, as of the Effective Date, constitute the Board of Directors of the Corporation (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board, provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election, was approved by a vote of at least a majority of the directors comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(c) A merger or consolidation of the Corporation, other than a merger or consolidation in which the voting securities of the Corporation immediately prior to the merger or consolidation continue to represent (either by remaining outstanding or being converted into securities of the surviving entity) fifty-one percent (51%) or more of the combined voting power of the Corporation or surviving entity immediately after the merger or consolidation with another entity;

(d) A sale, exchange, lease, mortgage, pledge, transfer, or other disposition (in a single transaction or a series of related transactions) of all or substantially all of the assets of the Corporation which shall include, without limitation, the sale of assets or earning power aggregating more than fifty percent (50%) of the assets or earning power of the Corporation on a consolidated basis;

(e) A liquidation or dissolution of the Corporation;

(f) A reorganization, reverse stock split, or recapitalization of the Corporation which would result in any of the foregoing; or

(g) A transaction or series of related transactions having, directly or indirectly, the same effect as any of the foregoing.

2.7 “CODE” means the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

2.8 “COMMITTEE” means the Compensation Committee of the Board, as specified in Article 3 herein, or such other committee appointed by the Board to administer the Plan. For purposes of granting, administering and certifying Awards to Covered Employees, the Committee or any sub-committee acting on behalf of the Committee shall be composed of two (2) or more directors each of whom is: (1) an “outside director” within the meaning of Code Section 162(m), and (2) a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act. Any Committee member who is not an “outside director” within the meaning of Code Section 162(m) shall abstain from participating in any decision to grant, administer or certify Awards to Covered Employees.

2.9 “CORPORATION” means Huntington Bancshares Incorporated, a Maryland corporation, together with any and all Subsidiaries, and any successor thereto as provided in Article 22 herein.

2.10 “COVERED EMPLOYEE” means any Participant who is designated as a Covered Employee by the Committee because it is anticipated that his or her compensation may exceed the limit under Code Section 162(m) and for whom any Award is intended to satisfy the Performance-Based Exception.

2.11 “DEFERRAL PERIOD” means the period of time during which Deferred Stock is subject to deferral limitations under Article 10 herein.

2.12 “DEFERRED STOCK” means an Award granted to a Participant pursuant to Article 10 herein of the right to receive Shares, or, if provided by the Committee, an optional form of payment, at the end of a specified Deferral Period.

2.13 “DIRECTOR” means any individual who is a member of the Board of Directors of Huntington Bancshares Incorporated.

2.14 “EFFECTIVE DATE” shall have the meaning ascribed to such term in Article 1.1 herein.

2.15 “EMPLOYEE” means any employee of the Corporation. Directors who are not employed by the Corporation shall not be considered Employees under this Plan.

2.16 “EXCHANGE ACT” means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.17 “EXECUTIVE DEFERRED COMPENSATION PLAN” means the Executive Deferred Compensation Plan of Huntington Bancshares Incorporated, amended and restated February 18, 2004, including any amendments thereto or any successor thereof.

2.18 “EXTRAORDINARY EVENTS” means, with respect to the Corporation, any of the following (i) changes in tax law, generally accepted accounting principles or other such laws or provisions affecting reported financial results, (ii) accruals for reorganization and restructuring programs, (iii) special gains or losses in connection with the mergers and acquisitions or on the sales of branches or significant portions of the Corporation, (iv) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management’s discussion and analysis of financial condition and results of operation appearing or incorporated by reference in the annual report on Form 10-K filed with the Securities and Exchange Commission, (v) losses on the early repayment of debt, or (vi) any other events or occurrences of a similar nature as determined by the Committee.

2.19 “FAIR MARKET VALUE” shall be, on any given date, (1) the closing price at which the Shares were quoted on the NASDAQ National Market or such other established securities market on which the Shares are traded, or, if there were no reported sales of Shares on such date, then, unless otherwise required under Code Section 422, the business day immediately preceding such date; or (2) the price that the Committee in good faith determines through any reasonable valuation method that a Share might change hands between a willing buyer and a willing seller, neither being under compulsion to buy or to sell and both having reasonable knowledge of the relevant facts. Notwithstanding the above, for purposes of broker-facilitated cashless exercises of Awards involving Shares under the Plan, “Fair Market Value” shall mean the real-time selling price of such Shares as reported by the broker facilitating such exercises.

2.20 “INCENTIVE STOCK OPTION” OR “ISO” means an option to purchase Shares granted under Article 6 herein and which is designated as an Incentive Stock Option and which is intended to meet the requirements of Code Section 422.

2.21 “INSIDER” shall mean any person subject to the reporting requirements of Section 16 of the Exchange Act.

2.22 “LONG-TERM PERFORMANCE AWARD” means an Award to a Participant pursuant to Article 11 herein.

2.23 “NONEMPLOYEE DIRECTOR” means an individual who is a member of the Board but who is not an Employee.

2.24 “NONQUALIFIED STOCK OPTION” OR “NQSO” means an option to purchase Shares granted under Article 6 herein and which is not intended to meet the requirements of Code Section 422.

2.25 “OPTION” means an Incentive Stock Option, or a Nonqualified Stock Option granted to a Participant pursuant to Article 6 herein.

2.26 “OPTION PRICE” means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.27 “PARTICIPANT” means an Employee or, solely with respect to a Nonqualified Stock Option Award, Restricted Stock Award, Restricted Stock Unit Award, or Deferred Stock Award, a Nonemployee Director who has an outstanding Award granted under the Plan.

2.28 “PERFORMANCE-BASED EXCEPTION” means the performance-based exception from the tax deductibility limitations of Code Section 162(m).

2.29 “PERFORMANCE CYCLE” shall mean the two, three, or four calendar year period designated by the Committee during which the performance objectives or goals must be met for Awards granted under Article 11 of the Plan.

2.30 “PERIOD OF RESTRICTION” means the period during which the transfer of Shares of Restricted Stock or Restricted Stock Units is limited in some way (based on the passage of time, which, unless waived by the Committee, shall not be less than six (6) months from the date of grant, the achievement of performance objectives, or upon the occurrence of other events as determined by the Committee, in its discretion), and the Shares or RSUs are subject to a substantial risk of forfeiture, as provided in Article 7 and Article 8 herein.

2.31 “PERSON” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as described in Section 13(d) thereof.

2.32 “QUALIFYING PERFORMANCE CRITERIA” means business criteria allowed under the performance goal requirements of Code Section 162(m), including any one or more of the following objective performance criteria upon which the achievement of specific, pre-established, objective performance goals for each Participant are based as determined by the Committee in connection with the grant and certification of Awards: (a) net income, (b) earnings per share, (c) return on equity, (d) return on average equity, (e) return on tangible common equity (defined as a ratio, the numerator of which is income before amortization of intangibles, and the denominator of which is tangible common equity); (f) return on assets, (g) return on average assets, (h) “efficiency ratio” determined as the ratio of total non-interest operating expenses (less amortization of intangibles) divided by total revenues (less net security gains), (i) non-interest income to total revenue ratio, (j) net interest margin, (k) revenues, (l) credit quality measures (including non-performing asset ratio, net charge-off ratio, and reserve coverage of non-performing loans), (m) net operating profit, (n) loan growth, (o) deposit growth, (p) non-interest income growth, (q) total shareholder return, (r) market share, (s) productivity ratios, (t) interest income or (u) other strategic milestones based on objective criteria established by the Committee, provided that, with respect to Covered Employees, such strategic milestones must be approved by the shareholders of the Corporation prior to the payment of any Award. Qualifying Performance Criteria may be expressed in terms of (1) attaining a specified absolute level of the criteria, or (2) a percentage increase or decrease in the criteria compared to a pre-established target, previous years’ results, or a designated market index or comparison group, all as determined by the Committee. The Qualifying Performance Criteria may be applied either to the Corporation as a whole or to a business unit or subsidiary, as determined by the Committee. Qualifying Performance Criteria may be different for different Participants, as determined in the discretion of the Committee. The Committee may include or exclude Extraordinary Events or any other objective events or occurrences in determining whether a performance goal based on the Qualifying Performance Criteria has been achieved; provided, however, that the Committee shall not have the discretion to increase the amount of an Award that would otherwise be due to a Participant who is a Covered Employee based on such Covered Employee’s pre-established performance goals for the applicable Performance Cycle.

2.33 “RESTRICTED STOCK” means an Award granted to a Participant pursuant to Article 7 herein.

2.34 “RESTRICTED STOCK UNIT” OR “RSU” means an Award granted to a Participant pursuant to Article 8 herein and which is settled (i) by the delivery of one (1) Share for each RSU, (ii) in cash in an amount equal to the Fair Market Value of one (1) Share for each RSU, or (iii) in a combination of cash and Shares, as determined by the Committee. The Award of an RSU represents the promise of the Corporation to deliver Shares, cash, or a combination thereof, as applicable, at the end of the Period of Restriction (or such later date as determined by the Committee) in accordance with and subject to the terms and conditions of the applicable Award Agreement, and is not intended to constitute a transfer of property within the meaning of Code Section 83(b).

2.35 “RETIREMENT” shall mean, unless otherwise specified in an Award Agreement, in the case of an Employee, the retirement from the employ of the Corporation under one or more of the retirement plans of the Corporation, or as otherwise specified by the Committee and, in the case of a Nonemployee Director, shall mean the retirement from the Board at any time after the Nonemployee Director attains age fifty-five (55) and has served at least five (5) years as a Director.

2.36 “SHARES” means the shares of common stock of the Corporation.

2.37 “STOCK APPRECIATION RIGHT” OR “SAR” means an Award , granted alone or in connection with a related Option, designated as a SAR, pursuant to Article 9 herein.

2.38 “SUBSIDIARY or “SUBSIDIARIES” means any corporation or other entity whose financial statements are consolidated with the Corporation.

ARTICLE 3. ADMINISTRATION

3.1 AUTHORITY OF THE COMMITTEE. The Plan shall be administered by the Committee, except as limited by law or by the Charter or Bylaws of the Corporation, and subject to the provisions herein, the Committee shall have full power to select the Participants who shall participate in the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; construe and interpret the Plan and any agreement or instrument entered into under the Plan as they apply to Participants; establish, amend, or waive rules and regulations for the Plan’s administration as they apply to Participants; and (subject to the provisions of Article 18 herein) amend the terms and conditions of any outstanding Award to the extent such terms and conditions are within the discretion of the Committee as provided in the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan. As permitted by law, the Committee may delegate its authority as identified herein, except that to the extent such delegation is not permitted under Code Section 162(m).

3.2 DECISIONS BINDING. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of the Board (provided, however, that only the Committee, or any subcommittee thereof, made up solely of 2 or more “outside directors” within the meaning of Code Section 162(m) shall participate in any decision, order or resolution to grant, administer, or certify Awards to Covered Employees) shall be final, conclusive, and binding on all persons, including the Corporation, its stockholders, Employees, Participants, and their estates and beneficiaries.

ARTICLE 4. SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

4.1 NUMBER OF SHARES AVAILABLE FOR GRANTS AND MAXIMUM AWARDS. Subject to adjustment as provided in this Article 4 herein, the maximum aggregate number of Shares hereby reserved for issuance to Participants under the Plan shall be nine million (9,000,000) Shares. The Shares issued under the Plan may be authorized and unissued Shares, Shares purchased on the open market, or Shares held as treasury stock.

The following rules shall apply to grants of Awards under the Plan:

(a) The maximum aggregate number of Shares which may be subject to (1) one or more Option Awards pursuant to Article 6, (2) one or more SAR Awards (whether settled in cash, Shares) pursuant to Article 9, or (3) any combination of Option Awards or SAR Awards to a Participant shall be four million (4,000,000) Shares over any five (5) year period.

(b) The maximum aggregate cash Award or cash equivalent value of an Award of Shares that may be paid with respect to any specified Performance Cycle to a Participant pursuant to any Long-Term Performance Award pursuant to Article 11 shall be four million dollars ($4,000,000).

(c) The maximum aggregate cash equivalent value of (1) Awards of Restricted Stock pursuant to Article 7, (2) Awards of RSUs pursuant to Article 8 (whether settled in cash, Shares, or a combination thereof), (3) Awards of Deferred Stock pursuant Article 10, or (4) any combination thereof that may be awarded to a Participant for any calendar year shall be four million dollars ($4,000,000).

(d) The maximum aggregate number of (1) Shares of Restricted Stock awarded pursuant to Article 7, (2) Shares subject to an Award of RSUs pursuant to Article 8, (3) Shares of Deferred Stock awarded pursuant to Article 10, and (4) Long-Term Performance Award Shares awarded pursuant to Article 11 shall not exceed four million five hundred thousand (4,500,000) Shares authorized for issuance pursuant to this Article 4.1, subject to adjustment under Article 4.3, over the term of the Plan.

4.2 LAPSED AWARDS. If any Award granted under this Plan terminates, expires, or lapses for any reason, any Shares that were not delivered to the Participant subject to such Award shall again be available for a grant of an Award under the Plan.

4.3 ADJUSTMENTS IN AUTHORIZED SHARES. In the event of any change in the number of outstanding Shares through the declaration and payment of a stock dividend or stock split, spin off, merger, or other reorganization, or through any recapitalization resulting in the combination or exchange of Shares in which the Corporation does not receive any consideration, a corresponding adjustment shall be made in the number of Shares which may be delivered under Article 4.1 and in the number and/or price of Shares subject to outstanding Awards granted under the Plan; provided, however, that the number of Shares subject to any Award shall always be a whole number (by rounding down); provided, further, that the Committee shall, in its sole discretion, make any further adjustments as are necessary to prevent dilution or enlargement of rights.

Further, unless otherwise required by applicable law or regulation, Shares granted through the assumption of or in substitution for outstanding awards granted by a company that is merged or consolidated with, or acquired by, the Corporation shall not be subject to the Share limitations of Article 4.1.

ARTICLE 5. ELIGIBILITY AND PARTICIPATION

5.1 ELIGIBILITY. Persons eligible to participate in this Plan include any Employee and Nonemployee Director of the Corporation, including any Employee who is a member of the Board.

5.2 ACTUAL PARTICIPATION. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees and Nonemployee Directors, those to whom Awards shall be granted and shall determine the nature and amount of each Award.

ARTICLE 6. STOCK OPTIONS

6.1 GRANT OF OPTIONS. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee.

No Option shall be granted to any Employee or Nonemployee Director if, upon the granting of such Option, the number of Shares then subject to all Options to purchase held by the Employee or Nonemployee Director, as the case may be, plus the Shares then owned by such Employee or Nonemployee Director, would constitute more than ten (10%) of the total combined voting power of all classes of stock of the Corporation. For the purpose of the preceding sentence, an Employee or a Nonemployee Director shall be deemed to own all Shares which are attributable to him or her under Section 424(d) of the Code, including, without limiting the generality of the foregoing, shares owned by his or her brothers, sisters, spouse, ancestors, and lineal descendants.

The Committee may not grant ISOs under the Plan to any Employee which would permit the aggregate Fair Market Value (determined on the date of grant) of Shares with respect to which ISOs (under this and any other Plan of the Corporation) are exercisable for the first time by such Employee during any calendar year to exceed one hundred thousand dollars ($100,000). Any excess shall be deemed a NQSO. No ISO shall be granted to a Nonemployee Director.

If Shares acquired upon exercise of an Incentive Stock Option are disposed of by a Participant prior to the expiration of either two (2) years from the date of grant of such Incentive Stock Option or one year from the transfer of Shares to such Participant pursuant to the exercise of such Incentive Stock Option, or in any other disqualifying disposition within the meaning of Code Section 422, such Participant shall notify the Corporation in writing of the date and terms of such disposition and shall cooperate with the Corporation with respect to any tax withholding required or resulting from such disqualifying dispositions. A disqualifying disposition by a Participant shall not affect the status of any other Incentive Stock Option granted under the Plan as an Incentive Stock Option.

6.2 AWARD AGREEMENT. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the date of grant, vesting restrictions, if any, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO or an NQSO.

6.3 OPTION PRICE. The Option Price for each grant of an Option under this Plan shall be determined by the Committee but shall be at least equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted; provided, however, that for Options granted through the assumption of or in substitution for outstanding awards granted by a company that is merged or consolidated with, or acquired by, the Company, the Option Price shall be determined by the Committee in its sole discretion and, if applicable, consistent with Code Section 424(a).

6.4 DURATION OF OPTIONS. Each Option granted to an Employee or Nonemployee Director shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable on or later than the tenth (10th) anniversary date of its grant.

6.5 EXERCISE OF OPTIONS. Except as otherwise provided in this Plan, Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance determine, which need not be the same for each grant or for each Participant. Options granted under this Article 6 shall be exercised by the delivery to the Corporation of written or other notice acceptable to the Corporation setting forth the number of Shares with respect to which the Option is to be exercised.

The Option Price upon exercise of any Option shall be payable to the Corporation in full either: (a) in cash or its equivalent; (b) by tendering previously acquired Shares, including by attestation, having an aggregate Fair Market Value equal to the total Option Price (provided that the Shares which are tendered must have been held by the Participant for at least six (6) months prior to their tender); (c) by a combination of (a) and (b); (d) subject to applicable securities laws and restrictions, through a broker-facilitated cashless exercise procedure acceptable to the Committee, or (e) by any other means which the Committee determines to be consistent with the Plan’s purpose and applicable law.

6.6 RESTRICTIONS ON SHARE TRANSFERABILITY. In addition to the foregoing, the Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, restrictions under applicable Federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

6.7 EXERCISE UPON TERMINATION OF EMPLOYMENT. Except as otherwise provided in this Plan or as otherwise provided in the Award Agreement or by the Committee, in the event that the employment of a Participant is terminated for any reason other than death or Retirement, the rights under each then outstanding unvested Option granted to the Participant pursuant to the Plan shall be forfeited and any vested Option shall terminate upon the earlier of (1) the expiration of such Option, or (2) sixty (60) days after the Participant’s termination of employment, unless such termination of employment was for Cause. If a Participant’s employment is terminated for Cause, the rights under each then outstanding Option granted to the Participant pursuant to the Plan shall immediately terminate.

In the event that the employment of a Participant is terminated by reason of Retirement, each then outstanding unvested Option of such Participant will be forfeited and any vested Option shall continue to be exercisable until the expiration date of the Option and will be exercisable at such times and be subject to such restrictions and conditions, including expiration, as set forth in the applicable Award Agreement. Notwithstanding any other provision in the Plan to the contrary, in the event of the Retirement of a Participant, each then outstanding vested ISO not exercised within three (3) months of termination of employment shall automatically convert to an NQSO.

In the event that the employment of a Participant is terminated by reason of death or a Participant dies after Retirement, all such Participant’s then outstanding Options shall become exercisable in full, and the executor or administrator of such Participant’s estate or a person or persons who have acquired the Options directly from such Participant by bequest, inheritance, or by reason of written designation as a beneficiary on a form proscribed by the Corporation, shall have until the expiration dates of such Options or thirteen (13) months after the Participant’s date of death, whichever first occurs, to exercise such Options.

In addition to the foregoing, the Committee may include such provisions in the Award Agreement entered into with each Participant as it deems advisable (which may be more restrictive than described above), which provisions need not be uniform among all Options issued pursuant to this Article 6, and which may reflect distinctions based on the reasons for termination of employment.

6.8 EXERCISE UPON TERMINATION OF DIRECTORSHIP. Except as otherwise provided in this Plan, if a Participant’s status as a Nonemployee Director ceases for any reason other than Retirement or death, any outstanding NQSO granted to such Participant under the Plan shall terminate thirteen (13) months after the termination of such Participant’s status as a Nonemployee Director; provided, however, that no Option shall be exercisable after its expiration date.

If a Participant’s status as a Nonemployee Director ceases by reason of Retirement, then all such Participant’s outstanding Options shall become exercisable in full, and such Participant may exercise such Options until their expiration date.

If a Participant’s status as a Nonemployee Director ceases by reason of death, or a Participant who was a Nonemployee Director dies after Retirement, all such Participant’s then outstanding Options shall become exercisable in full, and the executor or administrator of such Participant’s estate or a person or persons who have acquired the Options directly from such Participant by bequest, inheritance, or by reason of written designation as a beneficiary on a form proscribed by the Corporation, shall have until the expiration dates of such Options or thirteen (13) months after the Participant’s date of death, whichever first occurs, to exercise such Options.

6.9 NONTRANSFERABILITY OF OPTIONS. No Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a Participant, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant.

ARTICLE 7. RESTRICTED STOCK

7.1 GRANT OF RESTRICTED STOCK. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock to Participants in such amounts as the Committee shall determine.

7.2 RESTRICTED STOCK AGREEMENT. Each Restricted Stock grant shall be evidenced by a Restricted Stock Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock granted, and such other provisions as the Committee shall determine.

7.3 OTHER RESTRICTIONS. The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions based upon the achievement of specific performance objectives (Corporation-wide, business unit, and/or individual), Qualifying Performance Criteria, a Performance Cycle, time-based restrictions, and/or restrictions under applicable Federal or state securities laws.

The Corporation shall retain the certificates representing Shares of Restricted Stock in the Corporation’s possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied.

Except as otherwise provided in this Article 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after the last day of the applicable Period of Restriction.

7.4 VOTING RIGHTS. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may, at the discretion of the Committee, exercise full voting rights with respect to those Shares.

7.5 DIVIDENDS AND OTHER DISTRIBUTIONS. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may, at the discretion of the Committee, be credited with regular cash dividends paid with respect to the underlying Shares while they are so held. Such dividends may be paid currently, accrued as contingent cash obligations, or converted into additional Shares of Restricted Stock, upon such terms as the Committee establishes.

The Committee may apply any restrictions to the dividends that the Committee deems appropriate. Without limiting the generality of the preceding sentence, if the grant or vesting of Shares of Restricted Stock granted to a Covered Employee is designed to comply with the requirements of the Performance-Based Exception, the Committee may apply any restrictions it deems appropriate to the payment of dividends declared with respect to such Shares of Restricted Stock, such that the dividends and/or the Shares of Restricted Stock maintain eligibility for the Performance-Based Exception. Shares of Restricted Stock shall be subject to adjustment as provided in Article 4.3.

7.6. NONTRANSFERABILITY. During any Period(s) of Restriction, the Participant shall have no right to transfer any rights with respect to its Award of Shares of Restricted Stock.

ARTICLE 8. RESTRICTED STOCK UNITS

8.1 GRANT OF RSUs. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant RSUs to Participants in such amounts as the Committee shall determine.

8.2 AWARD AGREEMENT. Each RSU shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of RSUs granted, the form of payment of the RSU, and such other provisions as the Committee shall determine.

8.3 OTHER RESTRICTIONS. The Committee shall impose such other conditions and/or restrictions on any RSUs granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each RSU, restrictions based upon the achievement of specific performance objectives (Corporation-wide, business unit, and/or individual), Qualifying Performance Criteria, a Performance Cycle, time-based restrictions, and/or restrictions under applicable Federal or state securities laws.

8.4 VOTING RIGHTS. During the Period of Restriction, unless otherwise determined by the Committee in its discretion, Participants holding RSUs may not exercise any voting rights with respect to such RSUs.

8.5 DIVIDENDS AND OTHER DISTRIBUTIONS. During the Period of Restriction, unless otherwise determined by the Committee in its discretion, Participants holding RSUs shall not be entitled to any dividends or dividend equivalents with respect to such RSUs.

8.6. NONTRANSFERABILITY. During any Period(s) of Restriction, the Participant shall have no right to transfer any rights with respect to its Award of RSUs.

ARTICLE 9. STOCK APPRECIATION RIGHTS

9.1 GRANT OF SARs. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant SARs to Participants in such amounts as the Committee shall determine. A SAR shall represent a right to receive a payment in cash, Shares, or a combination thereof, equal to the excess of the Fair Market Value of a specified number of Shares on the date the SAR is exercised over an amount (the “SAR exercise price”) which shall be no less than the Fair Market Value on the date the SAR was granted (or the Option Price for SARs granted in tandem with an Option), as set forth in the applicable Award Agreement.

9.2 AWARD AGREEMENT. Each SAR grant shall be evidenced by an Award Agreement that shall specify the SAR exercise price, the duration of the SAR, the number of Shares to which the SAR pertains, whether the SAR is granted in tandem with the grant of an Option or is freestanding, the form of payment of the SAR upon exercise, and such other provisions as the Committee shall determine. SARs granted under this Article 9 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve and which shall be set forth in the applicable Award Agreement, which need not be the same for each grant or for each Participant.

9.3 DURATION OF SAR. Each SAR granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no SAR shall be exercisable on or later than the tenth (10th) anniversary date of its grant.

9.4 EXERCISE. SARs shall be exercised by the delivery to the Corporation of written or other notice of exercise acceptable to the Corporation, setting forth the number of Shares with respect to which the SAR is to be exercised. The date of exercise of the SAR shall be the date on which the Corporation shall have received notice from the Participant of the exercise of such SAR. SARs granted in tandem with the grant of an Option may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. SARs granted in tandem with the grant of an Option may be exercised only with respect to the shares for which its related Option is then exercisable.

With respect to SARs granted in tandem with an ISO, (a) such SAR will expire no later than the expiration of the underlying ISO, (b) the value of the payout with respect to such SAR may be for no more than 100% of the difference between the Option Price of the underlying ISO and the Fair Market Value of the Shares subject to the underlying ISO at the time such SAR is exercised, and (c) such SAR may be exercised only when the Fair Market Value of the Shares subject to the underlying ISO exceeds the Option Price of the ISO.

SARs granted independently from the grant of an Option may be exercised upon the terms and conditions contained in the applicable Award Agreement. In the event the SAR shall be payable in Shares, a certificate for the Shares acquired upon exercise of an SAR shall be issued in the name of the Participant as soon as practicable following receipt of notice of exercise. No fractional Shares will be issuable upon exercise of the SAR and, unless provided in the applicable Award Agreement or otherwise determined by the Committee, the Participant will receive cash in lieu of fractional Shares.

9.5 EXERCISE UPON TERMINATION OF EMPLOYMENT. Each Participant’s Award Agreement shall set forth the extent to which the Participant shall have the right to exercise a SAR following termination of the Participant’s employment with the Corporation. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into the Participants, need not be uniform among all SARs issued pursuant to this Article 9, and may reflect distinctions based on the reasons for termination of employment.

9.6 NONTRANSFERABILITY. Unless otherwise determined by the Committee in its discretion, no SAR granted under this Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, SARs granted in tandem with an ISO granted to a Participant under the Plan shall be exercisable during the Participant’s lifetime only by such Participant.

ARTICLE 10. DEFERRED STOCK AWARDS

10.1 GRANT OF DEFERRED STOCK. Subject to the terms and provisions of the Plan, the Committee may authorize the grant or sale of Deferred Stock to Participants in such amounts the Committee shall determine. Each such grant or sale shall constitute the agreement by the Corporation to deliver Shares to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the Deferral Period as the Committee may specify. Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Fair Market Value of the Shares at the date of grant.

10.2 AWARD AGREEMENT. Each grant or sale of Deferred Stock shall be evidenced by an Award Agreement, which shall specify the form of payment of the Award and contain such terms and provisions, consistent with this Plan, as the Committee may approve.

10.3 DEFERRAL PERIOD. Each such grant or sale shall be subject, except (if the Committee shall so determine) in the event of a Change in Control or other similar transaction or event, to a Deferral Period of not less than one (1) year, as determined by the Committee at the date of grant.

10.4 VOTING RIGHTS. During the Deferral Period, unless otherwise determined by the Committee in its discretion, the Participant shall have no rights of ownership in the Shares of Deferred Stock and shall have no right to vote them.

10.5 DIVIDENDS. During the Deferral Period, the Committee may, at or after the date of grant, authorize payment of dividend equivalents on any Shares of Deferred Stock on either a current, deferred, or contingent basis, either in cash or in additional Shares.

10.6 NONTRANSFERABILITY. During the Deferral Period, no Shares of Deferred Stock may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

ARTICLE 11. LONG-TERM PERFORMANCE AWARDS

11.1 LONG-TERM PERFORMANCE AWARDS. Subject to the terms and provisions of the Plan, a Participant shall have the opportunity to receive an Award of cash, Shares, or a combination thereof, in such amounts and upon such terms and at such times as determined by the Committee in its sole discretion.

11.2 TERMS OF LONG-TERM PERFORMANCE AWARDS. The Committee shall set performance objectives in its discretion which, depending on the extent to which they are met, will determine the number of Shares and/or value of Long-Term Performance Awards that will be paid to the Participant. The Committee shall establish the Performance Cycle for each Long-Term Performance Award and shall impose such other conditions and/or restrictions on any Long-Term Performance Awards as it may deem advisable including, without limitation, restrictions based upon the achievement of specific performance objectives (Corporation-wide, business unit, and/or individual), Qualifying Performance Criteria, time-based restrictions, and/or restrictions under applicable Federal or state securities laws.

11.3 EARNING OF LONG-TERM PERFORMANCE AWARDS. Subject to the terms of this Plan and Article 11, after the applicable Performance Cycle has ended, the Participant shall be entitled to receive a payment of the number of Shares and/or cash earned by the Participant over the applicable Performance Cycle. Notwithstanding the satisfaction of the performance objectives, except in the case of a Change in Control, the Committee has the discretion to reduce or eliminate a Long-Term Performance Award that would otherwise be paid to any Participant, including any Covered Employee, based on the Committee’s evaluation of Extraordinary Events or other factors.

11.4 FORM AND TIMING OF PAYMENT OF LONG-TERM PERFORMANCE AWARDS. Payment of Long-Term Performance Awards shall be made as soon as practical following the close of the applicable Performance Cycle in a manner designated by the Committee, in its sole discretion. Subject to the terms of this Plan, the Committee, in its sole discretion, may pay Long-Term Performance Awards in the form of cash or in Shares (or in a combination thereof) which have an aggregate Fair Market Value equal to the value of the Long- Term Performance Awards at the close of the applicable Performance Cycle. Such Shares may be granted subject to any restrictions deemed appropriate by the Committee.

11.5 REQUIREMENT OF EMPLOYMENT. Except as otherwise provided in this Plan and as specified in Article 16, a Participant must remain in the employment of the Corporation until the payment of a Long-Term Performance Award in order to be entitled to payment; provided, however, that the Committee may, in its sole discretion, provide for a partial or full payment in the event the Participant is not so employed.

11.6 NONTRANSFERABILITY. A Long-Term Performance Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

ARTICLE 12. CODE SECTION 162(m) DEDUCTION QUALIFICATIONS

12.1 AWARDS FOR COVERED EMPLOYEES. At all times when Code Section 162(m) is applicable, all Awards granted to a Covered Employee under this Plan shall comply with the Performance-Based Exception requirements of Code Section 162(m). In addition, in the event that changes are made to Code Section 162(m) to permit greater flexibility with respect to any Award available under the Plan, the Committee may, subject to this Article 12, make any adjustments it deems appropriate. Notwithstanding the above, the Committee may, in its sole discretion, with respect to any Award under the Plan, determine that compliance with Code Section 162(m) is not desired after consideration of the goals of the Corporation’s executive compensation philosophy and whether it is in the best interests of the Corporation to have such Award so qualified.

12.2 DESIGNATION OF COVERED EMPLOYEES. For each Performance Cycle, the Committee will designate which Participants are Covered Employees within ninety (90) days of the beginning of the Performance Cycle (or such earlier or later date as is permitted or required by Code Section 162(m)).

12.3 ESTABLISHMENT OF QUALIFYING PERFORMANCE CRITERIA AND AWARDS FOR COVERED EMPLOYEES. Within ninety (90) days of the beginning of a Performance Cycle (or such earlier or later date as is permitted or required by Code Section 162(m)), the Committee shall, in its sole discretion, for each such Performance Cycle, determine and establish in writing one or more performance goals based on one or more Qualifying Performance Criteria applicable to the Performance Cycle for each Covered Employee. The Committee may establish any number of differing Performance Cycles, performance goals, Qualifying Performance Criteria, and Awards for Covered Employees running concurrently, in whole or in part.

12.4 CERTIFICATION OF ACHIEVEMENT OF QUALIFYING PERFORMANCE CRITERIA AND AMOUNT OF AWARDS. After the end of each Performance Cycle, or such earlier date if the Qualifying Performance Criteria are achieved (and such date otherwise complies with Code Section 162(m)), the Committee shall certify in writing, prior to the payment of any Award to a Covered Employee, that the performance goal based on the Qualifying Performance Criteria for the Performance Cycle and all other material terms of the Plan were satisfied. The Committee may not, under any circumstances, increase an Award to a Covered Employee above the amount payable pursuant to the pre-established performance goal based on the Qualifying Performance Criteria for the Performance Cycle.

12.5 MAXIMUM AWARD TO PARTICIPANTS. Notwithstanding any other provision of this Plan to the contrary, the maximum aggregate number of Shares which may be subject to option by one or more Option Awards or SAR Awards (whether settled in cash, Shares, or a combination thereof) to a Participant shall be four million (4,000,000) Shares over any five (5) year period. Notwithstanding any of provision of this Plan to the contrary, the maximum amount of compensation (whether represented by Shares, cash, or a combination thereof) that may be payable to a Participant with respect to any specified Performance Cycle, pursuant to the attainment of a performance goal associated with a Long-Term Performance Award, Restricted Stock Award, RSU Award, or Deferred Stock Award shall be four million dollars ($4,000,000) for each type of Award.

12.6 TAX AND SECURITY LAWS. In the event that applicable tax and/or securities laws change to permit the Committee discretion to alter the governing performance measures without obtaining shareholder approval of such changes, the Committee shall have the sole discretion to make such changes without obtaining shareholder approval.

ARTICLE 13. BENEFICIARY DESIGNATION

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Corporation, and will be effective only when filed by the Participant in writing with the Corporation during the Participant’s lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant’s death shall be paid to the Participant’s estate.

ARTICLE 14. DEFERRALS

The Committee may permit or require a Participant to defer such Participant’s receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the (1) lapse or waiver of restrictions with respect to Restricted Stock, RSUs, SARs, or Deferred Stock, or (2) the satisfaction of any requirements or objectives with respect to Long-Term Performance Awards. If any such deferral election is required, the Committee shall, in its sole discretion, establish rules and procedures to govern the deferrals including the crediting of interest or dividend equivalents under this Plan. If any such deferral election is permitted, unless otherwise specified by the Committee, such deferrals will be governed by the terms and procedures of the Executive Deferred Compensation Plan. If any such deferral is required by the Committee, such deferral will be governed by the terms of the Award Agreement. Unless otherwise specified by the Committee, all deferrals permitted or required will be governed under rules and procedures that either (a) preserves an Award’s exception from coverage under Code Section 409A, or (b) complies with Code Section 409A.

ARTICLE 15. DISCRETION TO REDUCE AWARDS AND DELAY PAYMENT

Notwithstanding any provision of this Plan to the contrary, except in the event of a Change in Control, the Committee has the discretion to reduce or eliminate an Award that would otherwise be paid to any Participant, including any Covered Employee, based on the Committee’s evaluation of Extraordinary Events or other factors.

Also notwithstanding any provision of this Plan to the contrary, the Committee, in its sole discretion, may delay making payment to a Participant of Shares or cash with respect to an Award, if the Committee reasonably believes that the making of the payment will violate Federal Securities Laws or limit or eliminate the Corporation’s deduction under Code Section 162(m). In such circumstances, the payment will be made at the earliest date at which the Committee believes that the making of the payment will not cause the securities law violation or the reduction or elimination of the deduction under Code Section 162(m). Additionally, if the Committee reasonably believes that the exercise of an Option would violate any applicable laws, government regulations, requirements of any securities exchange on which the Corporation’s Shares are traded, or any insider trading policy of the Corporation, the Committee, in its sole discretion, may prohibit any Participant from exercising an Option for such period of time that the Committee considers necessary to avoid such violation.

ARTICLE 16. RIGHTS OF EMPLOYEES

16.1 EMPLOYMENT. Nothing in the Plan shall interfere with or limit in any way the right of the Corporation to terminate any Participant’s employment at any time, with or without Cause, nor confer upon any Participant any right to continue in the employ of the Corporation.

16.2 PARTICIPATION. No Employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

ARTICLE 17. CHANGE IN CONTROL

17.1 TREATMENT OF AWARDS. Notwithstanding any provision in this Plan to the contrary, upon a Change in Control or at such other time provided in an Award Agreement, unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges:

(a) Any and all Options or SARs granted hereunder shall become immediately exercisable in full, and all such Options or SARs shall remain exercisable throughout their entire term notwithstanding the death, Retirement or termination of employment or directorship of the Participant;

(b) Any nonperformance-based restriction periods or restrictions imposed on Shares of Restricted Stock, RSUs, or Shares of Deferred Stock shall lapse; and

(c) All Long-Term Performance Awards and performance-based Awards of Shares of Restricted Stock, RSUs, and Shares of Deferred Stock shall be measured as of the effective date of the Change in Control, and shall be paid out to Participants within thirty (30) days following the effective date of the Change in Control, in a pro rata amount based upon (i) the actual results measured as of the effective date of the Change in Control, and (ii) the length of time within the Performance Cycle which has elapsed prior to the Change in Control.

17.2 TERMINATION, AMENDMENT, AND MODIFICATIONS OF CHANGE-IN-CONTROL PROVISIONS. Notwithstanding any other provision of this Plan or any Award Agreement provision, the provisions of this Article 17 may not be terminated, amended, or modified on or after the date of a Change in Control to affect adversely any Award theretofore granted under the Plan (except to the extent necessary to bring an Award into compliance with Code Section 409A or to allow an Award to be exempt from coverage under Code Section 409A) without the prior written consent of the Participant with respect to said Participant’s outstanding Awards.

ARTICLE 18. AMENDMENT, MODIFICATION, AND TERMINATION

Subject to Article 17.2 herein, the Board or Committee may at any time and from time to time, alter, amend, suspend, or terminate the Plan in whole or in part; provided, however, that the Committee shall not have the authority to, without shareholder approval, (1) change the limits set forth in Article 4.1, (2) change the minimum

Option Price, (3) change eligible Participants to receive Awards, or (4) reprice or alter the Option Price of any Option or exercise price of any SAR. Notwithstanding any provision of the Plan to the contrary, if the Committee determines that any Award may or does not comply with Code Section 409A, the Corporation may amend the Plan and the affected Award Agreement, or take any other action, without the Participant’s consent, that the Committee believes necessary or appropriate to (1) exempt the Plan and any Award from the application of Code Section 409A, or (2) comply with the requirements of Code Section 409A.

ARTICLE 19. WITHHOLDING

19.1 TAX WITHHOLDING. The Corporation shall have the power and the right to deduct or withhold, or require a Participant to remit to the Corporation, an amount sufficient to satisfy Federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

19.2 SHARE WITHHOLDING. With respect to withholding required upon the exercise of Options, upon the lapse of restrictions on Restricted Stock, RSUs, SARs, or Deferred Stock, or upon any other taxable event arising as a result of Awards granted hereunder, Participants may elect to satisfy the tax withholding requirement, in whole or in part, by (i) having the Corporation withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory tax withholding rates which could be withheld on the transaction or (ii) the delivery of Shares that have been held for a minimum of six (6) months to the Corporation (including attestation) having a Fair Market Value equal to the amount of the tax withholding obligations related to the transaction. All such elections shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate. Delivery or withholding of fractional Shares shall not be permitted.

ARTICLE 20. FORFEITURE

Except on or after a Change in Control or as otherwise provided in the applicable Award Agreement, and notwithstanding any other provisions in the Plan, in the event of (1) a serious breach of conduct by a Participant or former Participant (including, without limitation, any conduct prejudicial to or in conflict with the Corporation or any securities laws violations including any violations under the Sarbanes-Oxley Act of 2002) or (2) any activity of a Participant or former Participant in which the Participant or former Participant solicits or takes away customers or potential customers with whom the Participant or former Participant had contact with or responsibility for during the Participant’s or former Participant’s employment with the Corporation (individually and collectively referred to as “Misconduct”), the Committee may (a) terminate any outstanding Award granted to the Participant, in whole or in part, whether or not vested, and/or (b) if such Misconduct occurs within three (3) years of the exercise or payment of an Award, require the Participant or former Participant to repay the Corporation any gain realized or payment received upon the exercise or payment of such Award (with such gain or repayment valued as of the date of exercise or payment), without regard to when such Misconduct is actually discovered by the Corporation. Such termination or repayment obligation shall be effective as of the date specified by the Committee. Any repayment obligation may be satisfied in Shares or cash or a combination thereof (based upon the Fair Market Value of the Shares on the day prior to the repayment) and the Committee may provide for an offset of any future payments owed by the Corporation to such person if necessary to satisfy the repayment obligation. The determination of whether any Participant or former Participant has engaged in a serious breach of conduct or any prohibited solicitation shall be determined by the Committee in good faith and in its sole discretion.

ARTICLE 21. INDEMNIFICATION

Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Corporation against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Corporation’s approval, or paid by him or her in satisfaction of any judgement in any such action, suit, or proceeding against him or her, provided he or she shall give the Corporation an opportunity at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Corporation’s Charter or Bylaws, as a matter of law, or otherwise, or any power that the Corporation may have to indemnify them or hold them harmless.

ARTICLE 22. SUCCESSORS

All obligations of the Corporation under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Corporation, whether the existence of such successor is the result of a direct or indirect purchase of all or substantially all of the business and/or assets of the Corporation, or a merger, consolidation, or otherwise.

ARTICLE 23. UNFUNDED PLAN

The Plan shall be unfunded and the Corporation shall not be required to segregate any assets that may at any time be represented by Awards under the Plan. Any liability of the Company to any person with respect to any Awards under the Plan shall be based solely upon any contractual obligations that may be effected pursuant to the Plan. Except as provided herein, no such obligation of the Corporation shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Corporation.

ARTICLE 24. NOTIFICATION UNDER CODE SECTION 83(b)

If the Participant, in connection with the exercise of any Option, or the grant of Shares from an Award of SARs, or Restricted Stock, desires to make the election permitted under Code Section 83(b) to include in such Participant’s gross income in the year of transfer the amounts specified in Code Section 83(b), then such Participant shall notify the Corporation of the desired election within ten (10) days before the filing of the notice of the election with the Internal Revenue Service in addition to any filing and notification required under regulations issued under Code Section 83(b). The Committee may, in connection with the grant of an Award or at any time thereafter before such an election being made, prohibit a Participant from making the election described above.

ARTICLE 25. OTHER PLANS

Nothing in this Plan shall be construed as limiting the authority of the Committee, the Board of Directors, the Corporation or any Subsidiary to establish any other compensation plan, or as in any way limiting its or their authority to pay bonuses or supplemental compensation to any persons employed by the Company or a Subsidiary, whether or not such person is a Participant in this Plan and regardless of how the amount of such compensation or bonus is determined. However, no such plan will be established or operated in a way that entitles or allows a Covered Employee to receive an award under such plan as a substitution or supplement for not achieving goals under this Plan.

ARTICLE 26. LEGAL CONSTRUCTION

26.1 GENDER AND NUMBER. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

26.2 SEVERABILITY. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

26.3 REQUIREMENTS OF LAW. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

26.4 GOVERNING LAW. To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the state of Ohio, without reference to its choice of law rules.

26.5 ADDITIONAL 409A GUIDANCE. If additional guidance under Code Section 409A (“Additional 409A Guidance”) is issued after the effective date of this Plan that is contrary to the terms of this Plan or any Award Agreement, the Corporation, as of the effective date of the Additional 409A Guidance, will use its best efforts to administer the Plan and affected Award Agreements in conformance therewith. To the extent that compliance with the Additional 409A Guidance is necessary to maintain an Award’s exemption from Code Section 409A or compliance with Code Section 409A’s requirements, then to the extent reasonably possible, the Additional 409A Guidance is deemed to be incorporated by reference into this Plan and any affected Award Agreement and supersedes any contrary provision of this Plan or affected Award Agreement until the Committee amends the Plan and any affected Award Agreements.

APPENDIX H

First Amendment to The Huntington Bancshares Incorporated

2004 Management Incentive Plan

February 20, 2007

Article II (h) “Extraordinary Events” of the Huntington Bancshares Incorporated 2004 Management Incentive Plan is hereby amended by deleting said paragraph in its entirety and replacing it with the following:

“EXTRAORDINARY EVENTS” means, with respect to the Corporation, any of the following (i) changes in tax law, generally accepted accounting principles or other such laws or provisions affecting reported financial results, (ii) accruals for reorganization and restructuring programs, (iii) special gains or losses in connection with the mergers and acquisitions or on the sales of branches or significant portions of the Corporation, (iv) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management’s discussion and analysis of financial condition and results of operation appearing or incorporated by reference in the annual report on Form 10-K filed with the Securities and Exchange Commission, (v) losses on the early repayment of debt, or (vi) any other events or occurrences of a similar nature as determined by the Committee.

Article II (n) “Qualifying Performance Criteria” of the Huntington Bancshares Incorporated 2004 Management Incentive Plan is hereby amended by deleting said paragraph in its entirety and replacing it with the following:

“QUALIFYING PERFORMANCE CRITERIA” means business criteria allowed under the performance goal requirements of Code Section 162(m), including any one or more of the following objective performance criteria upon which the achievement of specific, pre-established, objective performance goals for each Participant are based as determined by the Committee in connection with the grant and certification of Awards: (a) net income, (b) earnings per share, (c) return on equity, (d) return on average equity, (e) return on tangible common equity (defined as a ratio, the numerator of which is income before amortization of intangibles, and the denominator of which is tangible common equity); (f) return on assets, (g) return on average assets, (h) “efficiency ratio” determined as the ratio of total non-interest operating expenses (less amortization of intangibles) divided by total revenues (less net security gains), (i) non-interest income to total revenue ratio, (j) net interest margin, (k) revenues, (l) credit quality measures (including non-performing asset ratio, net charge-off ratio, and reserve coverage for non-performing loans), (m) net operating profit, (n) loan growth, (o) deposit growth, (p) non-interest income growth, (q) total shareholder return, (r) market share, (s) productivity ratios, (t) interest income or (u) other strategic milestones based on objective criteria established by the Committee, provided that, with respect to Covered Officers, such strategic milestones must be approved by the shareholders of the Corporation prior to the payment of any Award. Qualifying Performance Criteria may be expressed in terms of (1) attaining a specified absolute level of the criteria, or (2) a percentage increase or decrease in the criteria compared to a pre-established target, previous years’ results, or a designated market index or comparison group, all as determined by the Committee. The Qualifying Performance Criteria may be applied either to the Corporation as a whole or to a business unit or subsidiary, as determined by the Committee. Qualifying Performance Criteria may be different for different Participants, as determined in the discretion of the Committee. The Committee may include or exclude Extraordinary Events or any other objective events or occurrences in determining whether a performance goal based on the Qualifying Performance Criteria has been achieved; provided, however, that the Committee shall not have the discretion to increase the amount of an Award that would otherwise be due to a Participant who is a Covered Officer based on such Covered Officer’s pre-established performance goals for the applicable Plan Year.

H-1

APPENDIX I

AMENDMENT TO THE HUNTINGTON CHARTER

The board of directors of Huntington has approved and declared advisable, and recommends that Huntington’s shareholders approve, an amendment to the charter to delete the first paragraph of Article FIFTH of the charter and to substitute the following in lieu thereof:

FIFTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,006,617,808 shares, of which 1,000,000,000 shall be Common Stock, without par value, and 6,617,808 shares shall be Serial Preferred Stock, without par value.

As described on page 170 of this document, if Huntington’s shareholders approve the amendment to Huntington’s charter increasing the authorized common stock and the Huntington board of directors determines to establish a par value for Huntington’s capital stock, Huntington would file a charter amendment that both increases the number of authorized shares of common stock and establishes a par value for Huntington’s capital stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM	20. Indemnification of Directors and Officers.

The Registrant’s charter provides that it shall indemnify its directors to the fullest extent under the general laws of the State of Maryland now or hereafter in force, including the advance of expenses to directors subject to procedures provided by such laws, its officers to the same extent it shall indemnify its directors, and its officers who are not directors to such further extent as shall be authorized by the Board of Directors and be consistent with Maryland law.

Section 2-418 of the Maryland General Corporation Law provides, in substance, that a corporation may indemnify any present or former director or officer or any individual who, while a director or officer of the corporation and at the request of the corporation, has served another enterprise as a director, officer, partner or trustee who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding, unless it is proved that the act or omission of the director or officer was material to the cause of action adjudicated in the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or the director or officer actually received an improper personal benefit in money, property, or services; or, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Notwithstanding the above, a director or officer may not be indemnified in respect of any proceeding, by or in the right of the corporation, in which such director or officer shall have been adjudged liable to the corporation or in respect of any proceeding charging improper receipt of a personal benefit.

Termination of any proceeding by judgment, order or settlement does not create a presumption that the director or officer did not meet the requisite standard of conduct. Termination of any proceeding by conviction, plea of nolo contendere or its equivalent, or entry of an order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct. Indemnification is not permitted unless authorized for a specific proceeding, after a determination that indemnification is permissible because the requisite standard of conduct has been met (1) by a majority of a quorum of directors not at the time parties to the proceeding (or a majority of a committee of one or more such directors designated by the full board); (2) by special legal counsel selected by the board of directors; or (3) by the shareholders (other than shareholders who are also directors or officers who are parties).

Section 2-418 provides that a present or former director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding shall be indemnified against reasonable expenses incurred by the director or officer in connection with the proceeding. A court of appropriate jurisdiction upon application of a director or officer and such notice as the court shall require may order indemnification in the following circumstances: (1) if it determines a director or officer is entitled to reimbursement pursuant to a director’s or officer’s success, on the merits or otherwise, in the defense of any proceeding, the court shall order indemnification, in which case the director or officer shall be entitled to recover the expenses of securing such reimbursement; or (2) if it determines that a director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the case of a proceeding charging improper personal benefit to the director or officer, shall be limited to expenses.

The reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of both a written affirmation by the director or officer of his good faith belief that the standard of conduct necessary for indemnification by the corporation has been met, and a written undertaking by or on behalf of the director or officer to repay the amount if it shall be ultimately determined that the standard of conduct has not been met.

The indemnification and advancement of expenses provided or authorized by Section 2-418 are not exclusive of any other rights to which a director or officer may be entitled both as to action in his official capacity and as to action in another capacity while holding such office.

Pursuant to Section 2-418, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who, while serving in such capacity, is or was at the request of the corporation serving as a director, officer, partner, trustee, employee or agent of another corporation or legal entity or of an employee benefit plan, against liability asserted against and incurred by such person in any such capacity or arising out of such person’s position, whether or not the corporation would have the power to indemnify against liability under Section 2-418. A corporation may provide similar protection, including a trust fund, letter of credit or surety bond, which is not inconsistent with Section 2-418. A subsidiary or an affiliate of the corporation may provide the insurance or similar protection.

Subject to certain exceptions, the directors and officers of the Registrant and its affiliates are insured (subject to certain maximum amounts and deductibles) in each policy year because of any claim or claims made against them by reason of their wrongful acts while acting in their capacities as such directors or officers or while acting in their capacities as fiduciaries in the administration of certain of the Registrant’s employee benefit programs. The Registrant is insured, subject to certain retentions and exceptions, to the extent it shall have indemnified the directors and officers for such loss.

ITEM 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits. The following is a list of Exhibits to this Registration Statement:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 20, 2006, by and between Huntington Bancshares Incorporated, Penguin Acquisition, LLC and Sky Financial Group, Inc. (included in Part I as Appendix A to the joint proxy statement/prospectus included in this Registration Statement).

3.1	Articles of Restatement of Charter, Articles of Amendment to Articles of Restatement of Charter, and Articles Supplementary of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 000-02525) filed March 1, 1994).

3.2	Articles of Amendment to Articles of Restatement of Charter of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 000-02525) filed May 15, 1998).

3.3	Amended and Restated Bylaws of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3(ii).1 to the Current Report on Form 8-K (File No. 000-02525) filed April 18, 2007.

3.4	Articles Supplementary of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.4 to the Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-02525) filed January 18, 2007).

5.1	Opinion of Richard A. Cheap, Esq., General Counsel and Secretary of Huntington Bancshares Incorporated, as to the validity of the shares of Huntington common stock.

8.1	Opinion of Davis Polk & Wardwell as to certain tax matters.

8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.

10.1	Employment Agreement dated December 20, 2006 between Thomas E. Hoaglin and Huntington Bancshares Incorporated.*

10.2	Employment Agreement dated December 20, 2006 between Marty E. Adams and Huntington Bancshares Incorporated.*

21.1	Subsidiaries of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-02525) filed January 18, 2007).

Exhibit No.	Description
23.1	Consent of Richard A. Cheap, Esq., General Counsel and Secretary of Huntington Bancshares Incorporated (included in Exhibit 5.1 to this Registration Statement).

23.2	Consent of Davis Polk & Wardwell (included in Exhibit 8.1 hereto).

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 hereto).

23.4	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.5	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

24.1	Power of Attorney.*

99.1	Form of Proxy for Annual Meeting of Shareholders of Huntington Bancshares Incorporated.

99.2	Form of Proxy for Special Meeting of Shareholders of Sky Financial Group, Inc.

99.3	Consent of Lehman Brothers Inc.

99.4	Consent of Bear, Stearns & Co. Inc.

99.5	Consent of Sandler O’Neill & Partners, L.P.*

*	Previously filed.

(b) Financial Statement Schedules.

Not Applicable.

(c) Fairness Opinions.

Included in Part I as Appendices B, C and D to the joint proxy statement/prospectus included in this Registration Statement.

ITEM	22. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to Form S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Columbus, State of Ohio, on April 19, 2007.

HUNTINGTON BANCSHARES INCORPORATED

By:	/S/ DONALD R. KIMBLE
Donald R. Kimble Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints the Chairman, the Chief Financial Officer or the Secretary, or any of them, acting alone, as his true and lawful attorney-in-fact, with full power and authority to execute in the name, place and stead of each such person in any and all capacities and to file, an amendment or amendments to the Registration Statement (and all exhibits thereto) and any documents relating thereto, including post-effective amendments to the Registration Statement, which amendments may make such changes in the Registration Statement as said officer or officers so acting deem(s) advisable.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-4 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Thomas E. Hoaglin	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	April 19, 2007

/S/ DONALD R. KIMBLE Donald R. Kimble	Chief Financial Officer (Principal Financial Officer)	April 19, 2007

* Thomas P. Reed	Controller and Senior Vice President (Principal Accounting Officer)	April 19, 2007

* Raymond J. Biggs	Director	April 19, 2007

* Don M. Casto III	Director	April 19, 2007

* Michael J. Endres	Director	April 19, 2007

* John B. Gerlach, Jr.	Director	April 19, 2007

* Karen A. Holbrook	Director	April 19, 2007

* David P. Lauer	Director	April 19, 2007

Signature	Title	Date

* Wm. J. Lhota	Director	April 19, 2007

* Gene E. Little	Director	April 19, 2007

* David L. Porteous	Director	April 19, 2007

* Kathleen H. Ransier	Director	April 19, 2007

*By:	/S/ DONALD R. KIMBLE
Donald R. Kimble as attorney-in-fact.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 20, 2006, by and between Huntington Bancshares Incorporated, Penguin Acquisition, LLC and Sky Financial Group, Inc. (included in Part I as Appendix A to the joint proxy statement/prospectus included in this Registration Statement).

3.1	Articles of Restatement of Charter, Articles of Amendment to Articles of Restatement of Charter, and Articles Supplementary of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 000-02525) filed March 1, 1994).

3.2	Articles of Amendment to Articles of Restatement of Charter of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 000-02525) filed May 15, 1998).

3.3	Amended and Restated Bylaws of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3(ii).1 to the Current Report on Form 8-K (File No. 000-02525) filed April 18, 2007.

3.4	Articles Supplementary of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 3.4 to the Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-02525) filed January 18, 2007).

5.1	Opinion of Richard A. Cheap, Esq., General Counsel and Secretary of Huntington Bancshares Incorporated, as to the validity of the shares of Huntington common stock.

8.1	Opinion of Davis Polk & Wardwell as to certain tax matters.

8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.

10.1	Employment Agreement dated December 20, 2006 between Thomas E. Hoaglin and Huntington Bancshares Incorporated.*

10.2	Employment Agreement dated December 20, 2006 between Marty E. Adams and Huntington Bancshares Incorporated.*

21.1	Subsidiaries of Huntington Bancshares Incorporated (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-02525) filed January 18, 2007).

23.1	Consent of Richard A. Cheap, Esq., General Counsel and Secretary of Huntington Bancshares Incorporated (included in Exhibit 5.1 to this Registration Statement).

23.2	Consent of Davis Polk & Wardwell (included in Exhibit 8.1 hereto).

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 hereto).

23.4	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.5	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

24.1	Power of Attorney.*

99.1	Form of Proxy for Annual Meeting of Shareholders of Huntington Bancshares Incorporated.

99.2	Form of Proxy for Special Meeting of Shareholders of Sky Financial Group, Inc.

99.3	Consent of Lehman Brothers Inc.

99.4	Consent of Bear, Stearns & Co. Inc.

99.5	Consent of Sandler O’Neill & Partners, L.P.*

*	Previously filed.